Exhibit 99.1

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws, and accordingly will not be offered, sold or delivered, directly or indirectly within the United States of America, its possessions and other areas subject to its jurisdiction, except in limited circumstances. See “Plan of Distribution”.

This prospectus has been filed under procedures in each of the provinces and territories of Canada that permit certain information about these securities to be determined after the prospectus has become final and that permit the omission of that information from this prospectus. The procedures require the delivery to purchasers of a supplemented PREP prospectus containing the omitted information within a specified period of time after agreeing to purchase any of the securities.

PRELIMINARY BASE PREP PROSPECTUS

Initial Public Offering by way of Secondary Offering	September 17, 2015

HYDRO ONE LIMITED

$    ●

    ●     Common Shares

This prospectus qualifies the distribution of     ●     common shares of Hydro One Limited (“common shares”) being offered by the Province of Ontario (the “Province” or the “Selling Shareholder”) at a price of $    ●     per common share. It is currently estimated that the offering price for Hydro One Limited’s common shares offered under this prospectus will be between $    ●     and $    ●     per share. Hydro One Limited will not receive any proceeds from this offering. See “Principal and Selling Shareholder”.

Following the completion of this offering, the Province will hold approximately     ●    % of Hydro One Limited’s total issued and outstanding common shares (approximately     ●    % if the Over-Allotment Option is exercised in full). As a result, the Province will have a significant influence over Hydro One Limited and its affairs. See “Governance and Relationship with Principal Shareholder” and “Risk Factors”.

Prior to the closing of this offering, Hydro One Limited will acquire all of the issued and outstanding shares of Hydro One Inc. Hydro One is the largest electricity transmission and distribution company in Ontario. Hydro One owns and operates substantially all of Ontario’s electricity transmission network, and is the largest electricity distributor in Ontario by number of customers.

On August 31, 2015, at the direction of the Province, as sole shareholder of Hydro One Inc., Hydro One Inc. declared a dividend in-kind on its common shares payable in all of the issued and outstanding shares of Hydro One Brampton Networks Inc. The dividend was paid to the Province, at its direction, by transferring all of the issued and outstanding shares of Hydro One Brampton Networks Inc. to a company wholly-owned by the Province. See “Pre-Closing Transactions” for additional detail concerning this dividend and related transactions. Hydro One Brampton Networks Inc. was previously a wholly-owned subsidiary of Hydro One Inc.

There is currently no market through which Hydro One Limited’s common shares may be sold, and purchasers may not be able to resell common shares purchased under this prospectus. This may affect the pricing of the common shares in the secondary market, the transparency and availability of trading prices, the liquidity of the common shares, and the extent of issuer regulation. See “Risk Factors”. Closing of this offering is conditional on the common shares being approved for listing on the Toronto Stock Exchange (“TSX”).

Price: $    ●    per Common Share

	Price to the Public(1)		Underwriters’ Fee(2)		Net Proceeds to the Selling Shareholder(3)
Per common share	$	●	$	●	$	●
Total offering(4)	$	●	$	●	$	●

Notes:

(1)	The offering price for the common shares will be determined by negotiations between the Province and the Underwriters (as defined below).

(continued on next page)

(2)	The Province has agreed to pay the Underwriters a fee of $ ● for each common share sold to institutional investors and $ ● for each common share sold to other investors (the “Underwriters’ Fee”). The Underwriters’ Fee shown in the table above and in note (4) below assumes that 70% of the Hydro One Limited common shares offered hereunder are sold to institutional investors. See “Plan of Distribution”.

(3)	After deducting the Underwriters’ Fee but before deducting expenses of this offering, estimated to be $ ● , which will be paid by the Province. The Province has also agreed to reimburse the Underwriters for their reasonable expenses in connection with this offering.

(4)	The Province has granted to the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable, in whole or in part, at any time for a period of 30 days after the closing date of this offering, to purchase from the Province up to an additional ● common shares, on the same terms as set out above solely to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Selling Shareholder” will be $ ● , $ ● and $ ● , respectively. This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of up to ● common shares sold by the Province if the Over-Allotment Option is exercised. A purchaser who acquires common shares forming part of the Underwriters’ over-allocation position acquires those common shares under this prospectus, regardless of whether the Underwriters’ over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out the number of common shares that may be sold by the Province to the Underwriters pursuant to the exercise of the Over-Allotment Option:

	Maximum Size or Number of Shares Available	Exercise Period	Exercise Price
Over-Allotment Option	● common shares	For a period of 30 days after the closing date of this offering	$ ● per common share

The underwriters for this offering are RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Barclays Capital Canada Inc., Credit Suisse Securities (Canada), Inc., Goldman Sachs Canada Inc., Canaccord Genuity Corp., Desjardins Securities Inc., GMP Securities L.P., Raymond James Ltd., Dundee Securities Ltd., Industrial Alliance Securities Inc. and Manulife Securities Incorporated (collectively, the “Underwriters”). The Underwriters, as principals, conditionally offer the common shares, subject to prior sale, if, as and when sold by the Province and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of Hydro One Limited by Osler, Hoskin & Harcourt LLP, on behalf of the Province by Torys LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

In connection with this offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the common shares at levels other than those which otherwise might prevail on the open market. The Underwriters may offer the common shares at a lower price than stated above. See “Plan of Distribution”.

RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc. and Desjardins Securities Inc. are subsidiaries or affiliates of lenders that have made certain existing credit facilities available to Hydro One Inc., which will become a wholly-owned subsidiary of Hydro One Limited prior to the closing of this offering. In addition, RBC Dominion Securities Inc. and Scotia Capital Inc. are subsidiaries or affiliates of lenders that are anticipated to make certain new credit facilities available to both Hydro One Limited and Hydro One Inc. Although Hydro One Limited is not offering common shares pursuant to this offering, it may be considered a connected issuer of the Underwriters who are affiliates of such lenders for purposes of securities laws in Canada. See “Plan of Distribution” and “Pre-Closing Transactions”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of this offering is expected to occur on or about     ●    , 2015 or such later date as Hydro One Limited, the Selling Shareholder and the Underwriters may agree, but in any event not later than     ●    , 2015 (the “Closing Date”). The common shares offered under this prospectus will be deposited with CDS Clearing and Depository Services Inc. in electronic form on the Closing Date. A purchaser of common shares pursuant to this offering will not receive a share certificate on closing.

An investment in Hydro One Limited’s common shares is subject to a number of risks that should be considered by a prospective purchaser. Under securities laws in certain jurisdictions, the statutory remedies of rescission or damages where this prospectus contains a misrepresentation are not available against the Province, as selling shareholder. The commencement of actions and enforcement of remedies against the Province may also be subject to limitations. The Province will not provide any guarantee in respect of the common shares. Prospective purchasers should carefully consider the risk factors described under “Risk Factors” before purchasing common shares.

All of the information contained in the supplemented PREP prospectus that is not contained in this base PREP prospectus will be incorporated by reference into this base PREP prospectus as of the date of the supplemented PREP prospectus.

Hydro One Limited’s registered office and head office is located at 483 Bay Street, 8th Floor, South Tower, Toronto, Ontario, M5G 2P5.

i

MEANING OF CERTAIN REFERENCES

Capitalized terms used in this prospectus are defined under “Glossary”. Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders.

Unless otherwise noted or the context otherwise requires, references to “Hydro One” or the “Company” refer to Hydro One Limited, Hydro One Inc. and their subsidiaries taken together as a whole as they will exist immediately following the closing of this offering and the related pre-closing steps described under “Pre-Closing Transactions”. References to “Hydro One Inc.” refer only to Hydro One Inc. and references to “Hydro One Limited” refer only to Hydro One Limited.

In addition, “Province” refers to the Province of Ontario as a provincial government entity, and “Ontario” or the “province” in lower case type refers to the Province of Ontario as a geographical area.

References to “management” in this prospectus mean the persons who are identified in this prospectus as executive officers of Hydro One Limited and who will be the executive officers of Hydro One Limited and its operating subsidiaries, as the case may be, following the closing of this offering. Any statements in this prospectus made by or on behalf of management are made in such persons’ respective capacities as executive officers of Hydro One Limited and its operating subsidiaries, as applicable, and not in their personal capacities. See “Directors and Management of the Company”.

This prospectus refers to certain terms commonly used in the electricity industry, such as “rate-regulated”, “rate base” and “return on equity”. For a description of these terms, see “Rate-Regulated Utilities”. The terms rate base and return on equity are not considered non-GAAP measures. Rate base is an amount that a utility is required to calculate for regulatory purposes, and refers to the net book value of the utility’s assets for regulatory purposes. Return on equity is a percentage that is set or approved by a utility’s regulator and represents the rate of return that a regulator allows the utility to earn on the equity component of the utility’s rate base. Hydro One refers to the rate base and return on equity of its transmission and distribution businesses because it believes that such terms assist in understanding Hydro One’s business and are commonly used by investors and research analysts to help evaluate the performance of rate-regulated utilities.

In this prospectus, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All references to “$” or “dollars” are to Canadian dollars, and all references to “U.S.$” are to U.S. dollars.

ABOUT THIS PROSPECTUS

A prospective purchaser should rely only on the information contained in this prospectus and is not entitled to rely on parts of the information contained in this prospectus to the exclusion of others. Hydro One, the Selling Shareholder and the Underwriters have not authorized anyone to provide prospective purchasers with additional or different information. The Selling Shareholder and the Underwriters are not offering to sell the common shares in any jurisdiction where the offer or sale of such securities is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or the date indicated, regardless of the time of delivery of this prospectus or of any sale of the common shares.

Unless otherwise indicated or the context otherwise requires, the disclosure contained in this prospectus assumes that: (i) the Over-Allotment Option has not been exercised; and (ii) the transactions referred to under the heading “Pre-Closing Transactions” have been completed, following which Hydro One Inc. will be a wholly-owned subsidiary of Hydro One Limited. See “Pre-Closing Transactions”.

On August 31, 2015, at the direction of the Province, as sole shareholder of Hydro One Inc., Hydro One Inc. declared a dividend in-kind on its common shares payable in all of the issued and outstanding shares of Hydro One Brampton Networks Inc. The dividend was paid to the Province, at its direction, by transferring all of the issued and outstanding shares of Hydro One Brampton Networks Inc. to a company wholly-owned by the Province. See “Pre-Closing Transactions” for additional detail concerning this dividend and related transactions. Hydro One Brampton Networks Inc. was previously a wholly-owned subsidiary of Hydro One Inc.

Because this dividend occurred after the dates of, and periods covered by, the consolidated financial statements of Hydro One Inc. appearing elsewhere in this prospectus, those financial statements and the consolidated financial information derived from those financial statements include the assets, liabilities and results of operations of Hydro One Brampton Networks Inc.

To see the impact of certain transactions related to this offering on the financial statements of Hydro One Inc., including the transfer of all of the issued and outstanding shares of Hydro One Brampton Networks Inc. to a company wholly-owned by the Province, see the unaudited pro forma condensed consolidated financial statements of Hydro One Inc. appearing elsewhere in this prospectus, together with “Summary Consolidated Financial Information” and “Selected Consolidated Financial Information”.

For prospective purchasers outside Canada, none of Hydro One, the Selling Shareholder or any of the Underwriters has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in Canada. Prospective purchasers are required to inform themselves about, and to observe any restrictions relating to, this offering and the possession or distribution of this prospectus.

This prospectus includes a summary description of certain material agreements relating to Hydro One. See “Material Contracts”. The summary description is not complete and is qualified by reference to the terms of the material agreements, which will be filed with the Canadian securities regulatory authorities and available on SEDAR at www.sedar.com. Prospective purchasers are encouraged to read the full text of such material agreements.

Any graphs, tables or other information demonstrating the historical performance of Hydro One Inc. or any other entity contained in this prospectus are intended only to illustrate past performance of such entities and are not necessarily indicative of future performance of Hydro One Limited, Hydro One Inc. or such entities.

NON-GAAP MEASURES

Hydro One Limited and Hydro One Inc. prepare and present their financial statements in accordance with U.S. GAAP.

Hydro One Limited intends to report certain non-GAAP measures in its future continuous disclosure documents after it becomes a publicly-listed company. It currently intends to report “Adjusted Net Income” and “FFO” (funds from operations), both of which are referred to (for Hydro One Inc.) in “Summary Consolidated Financial Information” and “Selected Consolidated Financial Information”. These measures are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP. They are therefore unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under U.S. GAAP.

To the extent that “Adjusted Net Income” is used in future continuous disclosure documents of Hydro One Limited, it will be defined as net income, adjusted for certain items, including non-recurring items and other items that management does not consider reflect the operating performance of the Company. No adjustments to net income are presented in this prospectus. Management believes that this measure, as the Company will define it, will be helpful in assessing the Company’s financial and operating performance.

“FFO” is defined as net cash from operating activities, adjusted for the following: (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) noncontrolling interest distributions. Management believes that this measure will be helpful as a supplemental measure of the Company’s operating cash flows.

FORWARD-LOOKING INFORMATION

This prospectus contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this prospectus is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry in which Hydro One operates and includes beliefs of and assumptions made by management. Such statements include, but are not limited to: expectations regarding the ability to generate stable and growing net cash from operating activities to fund the Company’s ongoing sustaining capital investments and to support a strong and growing dividend; the Company’s intention to use a portion of its net cash from operating activities in combination with additional debt to fund future development capital investments; anticipated future capital expenditures and projected rate bases; estimates with respect to the amount of investment required to connect the East-West Tie Line to Hydro One’s transmission system; the fact that the Company may consider larger-scale acquisition opportunities or other strategic initiatives outside of Ontario and that these acquisition opportunities may include other providers of electrical transmission, distribution and other similar services in Canada or in the United States; anticipated annual adjustments to the Company’s revenue requirements; expectations regarding the ability of the Company to recover expenditures in future rates; Hydro One’s expectations for industry growth and demand for electricity in Canada and the United States and new sources of electricity generation, including renewable energy; expectations regarding Hydro One’s current and anticipated plans for sustaining and development capital expenditures for its distribution and transmission systems; expectations regarding anticipated levels of funds from operations and ability to draw down on the Company’s existing and new credit facilities; expectations regarding Hydro One’s expected load growth and the impact of Hydro One’s conservation and demand management requirements and targets; expectations regarding the ability to negotiate collective agreements consistent with rate orders and to maintain stable outsourcing arrangements; Hydro One’s relationship with the Province and the Province’s investment in Hydro One; the estimated impact of changes in the forecasted long-term Government of Canada bond yield (used in determining Hydro One’s regulated rate of return) on Hydro One’s net income; expectations regarding the amount of the departure tax payable by Hydro One under the Electricity Act; future pension contributions and anticipated changes to Hydro One’s pension plan arrangements; expectations regarding future executive compensation levels; expectations regarding the Governance Agreement and other agreements with the Province and the implementation of corporate governance practices and appointment of directors and officers; expectations regarding Hydro One’s dividend policy and the Company’s intention to declare and pay dividends, including the anticipated annual dividend amount of $500 million in the aggregate initially, based on a target payout ratio of 70% to 80% of net income; the Company’s intention to implement a dividend reinvestment plan and to operate the plan on a non-dilutive basis to holders of the common shares; and legal proceedings in which Hydro One is currently involved.

Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Hydro One does not intend, and it disclaims any obligation to update any forward-looking information, except as required by law.

The forward-looking information in this prospectus is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the Ontario Energy Board and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continuing exemptive relief being granted by the Canadian securities regulatory authorities for Hydro One Limited’s preparation of its financial statements in accordance with U.S. GAAP or Hydro One Limited otherwise being eligible under Canadian securities laws to prepare its financial statements in accordance with U.S. GAAP; a stable regulatory environment; and no significant event occurring outside the ordinary course of business of Hydro One. These assumptions are based on information currently available to Hydro One, including information obtained by Hydro One from third-party sources. Actual results may differ materially from those predicted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations and financial condition may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures,

•	the risk of claims by First Nations and Métis communities related to sovereignty and jurisdiction over reserve and traditional territories, or a perceived failure by the Crown to sufficiently consult a First Nations or Métis community,

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates,

•	the risk of exposure by the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or to which the Company could be subject to claims for damage,

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions,

•	risks that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures,

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk,

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner,

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications,

•	the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment and post-retirement benefits costs,

•	risks associated with the Province’s significant share ownership and other relationships with the Province, including potential conflicts of interest that may arise between the Company, the Province and related parties,

•	the risk of future sales of common shares by the Province or issuance of additional common shares by Hydro One Limited which may adversely affect the market prices for the common shares,

•	the risk that Hydro One Inc.’s liability for payment-in-lieu of tax under the Electricity Act may be impacted by the valuation of the shares and debt of Hydro One Brampton Networks Inc. and risks associated with changes to Hydro One’s tax status as a result of this offering, and

•	assumptions and estimates required for the preparation of pro forma financial statements may be materially different from the Company’s actual results and experience in the future.

Hydro One cautions you that the above list of factors is not exclusive. Some of these and other factors are discussed in more detail under “Risk Factors”. You should review such section in detail.

In addition, Hydro One cautions the reader that information provided in this prospectus regarding Hydro One’s outlook on certain matters, including potential future expenditures, is provided in order to give context to the nature of some of Hydro One’s future plans and may not be appropriate for other purposes.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data obtained from third party sources, industry publications, and publicly available information, including Natural Resources Canada’s About Electricity, the National Energy Board’s Canada’s Energy Future 2013: Energy Supply and Demand Projections to 2035, the Ontario Energy Board’s Yearbook of Distributors (2014), the Edison Electric Institute’s 2014 Financial Review: Annual Report of the U.S. Investor-Owned Electric Utility Industry, the U.S. Energy Information Administration’s Annual Energy Outlook 2015 with projections to 2014 and market data sourced from Bloomberg, as well as industry and other data prepared by Hydro One on the basis of its knowledge of the Canadian market and economy (including its estimates and assumptions relating to the Canadian market and economy based on that knowledge). Hydro One believes that this market and economic data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data used throughout this prospectus are not guaranteed and none of Hydro One, the Selling Shareholder or any of the Underwriters make any representation as to the accuracy of such information. Although Hydro One believes it to be reliable, none of Hydro One, the Selling Shareholder or any of the Underwriters has independently verified any of the data from third party sources referred to in this prospectus, nor analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic and other assumptions relied upon by such sources.

TRADE-MARKS AND TRADE-NAMES

This prospectus includes trademarks which are protected under applicable intellectual property laws and are the property of Hydro One Inc. or its subsidiaries. Solely for convenience, the trade-marks and trade-names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that Hydro One will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trade-marks and trade-names. All other trademarks used in this prospectus are the property of their respective owners.

MARKETING MATERIALS

A “template version” of the following “marketing materials” (each such term as defined in National Instrument 41-101 – General Prospectus Requirements) for this offering filed with the securities commission or similar regulatory authority in each of the provinces or territories of Canada is specifically incorporated by reference into this prospectus:

1.	the term sheet dated ● , 2015 and filed on SEDAR on ● , 2015; and

2.	the investor presentation dated ● , 2015 and filed on SEDAR on ● , 2015.

The term sheet and investor presentation referred to above will be available under Hydro One Limited’s profile on SEDAR at www.sedar.com.

In addition, any template version of any other marketing materials filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada in connection with this offering, after the date hereof, but prior to the termination of the distribution of the common shares under this prospectus (including any amendments to, or an amended version of, any template version of any marketing materials), is deemed to be incorporated by reference herein. Any template version of any marketing materials utilized in connection with this offering are not part of this prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this prospectus.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. This summary does not contain all of the information prospective investors should consider before investing in Hydro One Limited’s common shares. Please refer to the “Glossary” for a list of defined terms used herein.

ELECTRICITY INDUSTRY

Overview

The electricity industry is made up of businesses that generate, transmit, distribute and sell electricity. Hydro One’s business is focused on the transmission and distribution of electricity.

•	Transmission refers to the delivery of electricity over high voltage lines, typically over long distances, from generating stations to local areas and large industrial customers.

•	Distribution refers to the delivery of electricity over low voltage power lines to end users such as homes, businesses and institutions.

Overview of an Electricity System

The basic configuration of a typical electricity system showing electricity generation, transmission and distribution is illustrated in the following diagram:

Transmission of Electricity in Ontario

Transmission companies own and operate transmission systems that deliver electricity over high voltage lines. Hydro One’s transmission system accounts for 96% of Ontario’s electricity transmission network. Investments in transmission infrastructure are required to ensure the safe and reliable delivery of electricity. These investments are made to maintain the function and reliability of transmission systems, accommodate increased demand for electricity and respond to developments affecting the electricity industry. Developments with respect to electricity generation often have a direct impact on transmission companies, since significant investments in transmission systems may be required to accommodate new generation sources (such as renewable energy) or the retirement of existing generation facilities (such as coal-fired facilities). Major changes affecting the generation of electricity must be closely coordinated with transmission considerations in mind. Recent discussions and initiatives by provincial governments to examine opportunities for Ontario to import additional electricity from Québec and Newfoundland and Labrador may also require new transmission infrastructure. These types of investments are in addition to the investments that transmission companies must undertake to sustain their existing assets, maintain reliability and provide connections to the transmission system.

Distribution of Electricity in Ontario

Distributors own and operate distribution systems that deliver electricity over low voltage power lines to end users. Distributors in Ontario are also known as “local distribution companies”. In Ontario, 72 local distribution companies currently provide electricity to approximately five million customers. The distribution industry in Ontario is fragmented, with the 15 largest local distribution companies accounting for approximately 78% of the province’s five million customers. Hydro One owns the largest local distribution company in Ontario, Hydro One Networks Inc., with approximately 1.2 million customers, or approximately 24% of the total number of customers in Ontario.

15 Largest Distributors in Ontario(1)

(Thousands of Customers)

Notes:

(1)	Source: Ontario Energy Board Yearbook of Distributors (2014). For Hydro One Networks Inc., this figure excludes certain classes of customers which are included in the total number of customers reported elsewhere in this prospectus.

(2)	On August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to a company wholly-owned by the Province. See “Pre-Closing Transactions” for additional detail concerning the transfer and related transactions. Hydro One Brampton Networks Inc. was previously a wholly-owned subsidiary of Hydro One Inc.

Most of the local distribution companies in Ontario are owned or jointly owned by municipalities. A local distribution company is responsible for distributing electricity to customers in its service territory, which may cover large portions or all of a particular municipality, or an otherwise-defined geographic area.

To create more efficiencies in the distribution sector, the Premier’s Advisory Council on Government Assets has endorsed the need for faster consolidation among local distribution companies in Ontario. The Province has responded by announcing tax incentives in the 2015 Ontario Budget which are intended to promote consolidation.

For more information, see “Electricity Industry”.

RATE-REGULATED UTILITIES

Overview

The rates charged for electricity transmission and distribution services are regulated in Canada and many other jurisdictions. The term “rate-regulated” is used to refer to an electricity business whose rates for transmission, distribution or other services are subject to approval by a regulator. The Ontario Energy Board is the regulator responsible for approving electricity transmission and distribution rates in Ontario.

In Canada, regulators generally use two different models for approving the rates charged by rate-regulated utilities: (i) a “cost of service” model, and (ii) a “performance-based” model (sometimes also referred to as an “incentive-based” model).

In a cost of service model, a utility charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. The costs of providing its services must be prudently-incurred.

In a performance-based model, a utility also charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. However, the rates charged by the utility in a performance-based model assume that the utility becomes increasingly efficient over time, resulting in lower costs to provide the same service. If a utility achieves cost savings in excess of those established by the regulator, the utility may retain some or all of the benefits of those cost savings, which may permit the utility to earn more than its allowed return on equity.

Value Drivers for a Rate-Regulated Utility

Management believes that the key drivers of value for a rate-regulated utility are:

•	the utility’s rate base,

•	capital expenditures that ultimately add to the utility’s rate base,

•	the utility’s deemed capital structure, as set by the regulator,

•	the utility’s allowed return on equity, as set by the regulator,

•	the ability to generate efficiencies and cost savings in the operations of the utility, and

•	the ability to maintain a constructive relationship with its regulator.

For a description of these drivers, see “Rate-Regulated Utilities”.

BUSINESS OF HYDRO ONE

Overview

Upon completion of this offering, Hydro One Limited will be one of Canada’s largest publicly-listed electricity companies, measured by assets. With a stable regulated business, strong “A” category credit ratings and projected increases in its rate base, Hydro One expects to continue generating stable and growing net cash from operating activities to fund its ongoing sustaining capital investments and to support a strong and growing dividend. The Company will operate independently of the Province and will be overseen by an experienced and independent board of directors.

Investment Highlights

Stable Regulated Cash Flows and Strong Balance Sheet

The transmission and distribution of electricity are essential infrastructure services. Hydro One’s transmission and distribution businesses are fully rate-regulated and represent 99% of its overall business, measured by revenues. These businesses generate stable and growing net cash from operating activities and net income. Hydro One’s net cash from operating activities grew to $1,256 million in 2014 from $892 million in 2009 and $911 million in 2004, representing a compound annual growth rate of 7.1% and 3.3% on a five and ten year basis, respectively. Hydro One’s net income grew to $747 million in 2014 from $470 million in 2009 and $498 million in 2004, representing a compound annual growth rate of 9.7% and 4.1% on a five-and ten-year basis, respectively.

Hydro One Inc. has been a reporting issuer in Canada for over 15 years and has been an active participant in the public debt markets. Hydro One Inc. has one of the strongest credit profiles of any public regulated electricity utility in Canada, with its debt currently rated A (stable) by Standard & Poor’s, A1 (negative) by Moody’s, and A (high) (stable) by DBRS. Hydro One Inc. has a strong track record of raising capital in the public debt markets, and has raised over $3.2 billion in gross proceeds through the sale of debt in the past three and a half years alone. Management expects that maintaining a strong credit profile and a low cost of borrowing will be a key element of Hydro One’s business and regulatory strategy following this offering, and that Hydro One will have significant debt capacity to fund future investments.

Driven by a stable regulated business, strong “A” category credit ratings and projected increases in its rate base, Hydro One expects to continue generating stable and growing net cash from operating activities to fund its ongoing sustaining capital investments and to support a strong and growing dividend. Additionally, the Company intends to use a portion of its net cash from operating activities in combination with additional debt to fund future development capital investments.

Robust and Predictable Growth Profile

Additions to Rate Base through Approved Capital Expenditures

Hydro One must continually invest in its transmission and distribution businesses in order to provide safe and reliable electricity service and meet its obligations as a regulated utility. A significant number of Hydro One’s transmission and distribution assets were built in the 1960s and 1970s or earlier and are reaching the end of their service lives. The Company therefore expects that it will be required to make significant investments in its existing infrastructure over the long term. Over the past five fiscal years, the Company has spent an average of $1.5 billion per year on capital expenditures. When placed into service, these investments add to Hydro One’s rate base, which grew during that period from $11.6 billion to $16.3 billion, representing a compound annual growth rate of 7.1%.

The Company incurs capital expenditures to maintain safety, reliability and integrity of its transmission and distribution assets and to allow for prudent growth necessary to continue to meet the evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital expenditures, which are required to support the continued operation of Hydro One’s existing assets, and development capital expenditures, which involve both additions to existing assets and large scale projects such as new transmission lines and transmission stations. Sustaining capital expenditures are recurring in nature and involve less regulatory and completion risk compared to large scale development projects.

Hydro One anticipates that it will spend an average of $1.5 billion per year over the next five years on total capital expenditures, with sustaining capital expenditures representing an average of approximately 60% of total capital expenditures in each year. The Company anticipates that these investments will contribute to improved reliability, customer service and operating efficiencies, as well as increased net cash from operating activities and net income from a growing rate base.

Projected Capital Expenditures for Transmission and Distribution Businesses	2015	2016	2017	2018	2019
	(millions)
Transmission	$899	$866	$848	$839	$832
Distribution	$665	$669	$674	$678	$682
Total	$1,564	$1,535	$1,522	$1,517	$1,514

Projected Capital Expenditures by Category	2015	2016	2017	2018	2019
	(millions)
Sustaining	$905	$891	$955	$1,022	$978
Development	$470	$444	$381	$321	$379
Other	$189	$200	$186	$174	$157
Total	$1,564	$1,535	$1,522	$1,517	$1,514

Notes:

(1)	Projected capital expenditures may be considered forward-looking information, and reflect the Company’s current expectations and assumptions relating to projects contemplated in the Company’s capital expenditure programs and Ontario Energy Board approvals received to date. Transmission capital expenditures for 2015 and 2016 were previously approved by the board of directors of Hydro One Inc. and are consistent with the capital expenditures information presented in the most recent transmission rates application filed with the Ontario Energy Board, which led to the Ontario Energy Board’s approval of Hydro One’s 2015 rate order for transmission services. Distribution capital expenditures for 2015, 2016 and 2017 were previously approved by the board of directors of Hydro One Inc. and are consistent with the capital expenditures information presented in the most recent distribution rate application filed with the Ontario Energy Board, which led to the Ontario Energy Board’s distribution rates decision for Hydro One’s 2015, 2016 and 2017 years. Actual capital expenditures for any of the years referred to above may be greater or less than projected capital expenditures. See “Forward-Looking Information”. See “Risk Factors” for a discussion of material factors that could cause actual capital expenditures to differ from projected capital expenditures.

(2)	“Other” capital expenditures consist of special projects, such as those relating to information technology.

The impact of Hydro One’s capital expenditures on its rate base is illustrated in the following graph, which shows both the historical rate base of Hydro One for the past five fiscal years and its projected rate base over the next five fiscal years through the addition of assets that are anticipated to be placed into service.

Rate Base

($ millions)

Notes:

(1)	“CAGR” means compound annual growth rate.

(2)	Projected rate base may be considered forward-looking information. The rate base in each year represents the combined rate base for Hydro One’s transmission and distribution businesses. The transmission rate bases of Hydro One Networks Inc. for 2015 and 2016 have been approved by the Ontario Energy Board, subject to certain conditions in respect of in-service additions. The distribution rate bases of Hydro One Networks Inc. for 2015, 2016 and 2017, have been approved by the Ontario Energy Board. Transmission rate bases for 2017, 2018 and 2019, and distribution rate bases for 2018 and 2019, are projected based on Hydro One’s current expectations and assumptions regarding investments in its transmission and distribution infrastructure and the timing of assets being included in Hydro One’s rate base, and will be subject to Ontario Energy Board approval in connection with Hydro One’s rate applications for those years. Transmission rate bases for 2017, 2018 and 2019, and distribution rate bases for 2018 and 2019, as approved by the Ontario Energy Board, may be higher or lower than the rate bases shown. See “Forward-Looking Information”.

Development Capital Projects

Hydro One anticipates spending an average of approximately $400 million per year over the next five years on development capital projects for its transmission and distribution businesses. These capital projects typically involve longer development timelines. Hydro One has significant development experience, having designed and built substantially all of Ontario’s transmission system and a large portion of its distribution system. This includes the Bruce-to-Milton transmission project, which was completed in 2012 on budget and six months ahead of schedule. This was the largest transmission infrastructure project in Ontario in 20 years and involved the construction of approximately 700 transmission towers and approximately 180 kilometres of double circuit lines. More recently, Hydro One was selected to develop the Northwest Bulk Transmission Line, another large scale transmission project that, if approved by the Ontario Energy Board, would reinforce the connection between Thunder Bay and Dryden.

As the Company owns substantially all of Ontario’s transmission network, the Company believes that additional development opportunities for Hydro One may arise as a result of the requirement to connect new transmission lines to Hydro One’s transmission system, even where Hydro One may not be the developer of the new line. For instance, in the case of the East-West Tie Line, which is being developed by NextBridge Infrastructure, management estimates that Hydro One may need to invest over $100 million in station upgrades in order to connect the new line to Hydro One’s transmission system if the project is approved by the Ontario Energy Board.

Acquisition Opportunities

As the largest distributor in Ontario, Hydro One has been an active consolidator of local distribution companies. In the late 1990s and early 2000s, when significant changes were made to the electricity sector in Ontario, Hydro One acquired 88 individual local distribution companies, which were subsequently integrated into Hydro One’s distribution business (with the exception of Hydro One Brampton Networks Inc., which was operated as a stand-alone entity). More recently, the Company acquired Haldimand Hydro in June 2015 and Norfolk Power in August 2014, adding approximately 40,000 customers to its distribution network. A third Hydro One acquisition, of Woodstock Hydro, received Ontario Energy Board approval on September 11, 2015 and is expected to close later in 2015. Through these recent acquisitions, the Company will have increased its customer base by approximately 5%. Hydro One will continue to evaluate local distribution company consolidation opportunities in Ontario in the future and intends to pursue those acquisitions which deliver value to the Company and its shareholders.

Over time, the Company may also consider larger-scale acquisition opportunities or other strategic initiatives outside of Ontario to diversify its asset base and leverage its strong operational expertise. These acquisition opportunities may include other providers of electrical transmission, distribution and other similar services in Canada or in the United States.

Significant Scale and Leadership Position in Ontario

Hydro One plays an essential role in the electricity system of Canada’s most populous province. Hydro One owns and operates substantially all of Ontario’s transmission system, and is also the largest electricity distributor in Ontario. Management believes that Hydro One’s significant scale and leading position in the electricity industry in Ontario provide it with several key competitive advantages that may not be available to smaller utilities, including:

•	a lower cost of borrowing and access to the public debt markets in order to fund its development and growth initiatives,

•	the ability to draw on a large and highly experienced in-house team of experts covering all key aspects of Hydro One’s business, including asset management, operations, post-outage recovery, project design, engineering, procurement, project management and construction,

•	the resources and commitment to prudently invest in innovation and continuous improvement initiatives to enhance customer service, improve the reliability and performance of Hydro One’s transmission and distribution systems and reduce operations, maintenance and administration costs,

•	a refined and comprehensive stakeholder engagement process that covers Hydro One’s customers, municipalities, remote communities and other parties,

•	extensive experience building and maintaining effective relationships with First Nations and Métis communities, and

•	a leading role in working with regulatory authorities on developments with respect to energy policy, regulatory changes, new transmission and distribution investments, regional planning and new technologies.

Management believes that these strengths have increased Hydro One’s operational effectiveness, helped it maintain a positive and constructive relationship with its regulators, customers and stakeholders and ultimately contributed to achieving successful outcomes in its applications for the approval of transmission and distribution rates, new development projects and the acquisition of local distribution companies.

Consistent and Stable, Rate-Regulated Environment

Hydro One’s transmission and distribution businesses operate in a stable, rate-regulated environment. Hydro One does not set the price of electricity and has nominal direct exposure to the cost of electricity because this cost is passed on directly to consumers. The rates approved by the Ontario Energy Board for transmission and distribution services are intended to allow utilities to recover their cost of providing services and earn an allowed return on equity, while achieving productivity gains for the mutual benefit of utilities and their customers.

Over the past six years, the Company’s allowed return on equity approved by the Ontario Energy Board has ranged from 8.39% to 9.66% for its transmission business and 9.30% to 9.85% for its distribution business.

Allowed Return on Equity
	2010	2011	2012	2013	2014	2015
Transmission	8.39%	9.66%	9.42%	8.93%	9.36%	9.30%
Distribution	9.85%	9.66%	9.66%	9.66%	9.66%	9.30%

Notes:

(1)	Management anticipates that the return on equity set by the Ontario Energy Board will be lower in 2016 compared to 2015 due to decreases in interest rates.

Historically, Hydro One has earned or exceeded its allowed return on equity on a consolidated basis.

Proven Senior Management Team and Experienced, Independent Board of Directors

Following this offering, Hydro One Limited will operate as an independent, commercially-oriented public company, with an experienced board of directors and senior leadership team. Hydro One’s current leadership has demonstrated the capability to execute Hydro One’s strategic plan and drive performance improvements and shareholder returns. As a shareholder of Hydro One Limited, the Province will engage in the business and affairs of Hydro One as an investor and not as a manager, as contemplated by the Governance Agreement. To support Hydro One’s new direction, a new board of directors and senior leadership team were appointed in connection with this offering. Members of the new board of directors meet high standards of independence, commercial experience and director expertise and will oversee the Company’s strategy, operations and growth as a publicly-listed company. The group includes Canadian business leaders, electricity sector experts, corporate directors and a former provincial Ombudsman.

Hydro One will be led by a highly experienced management team that together has extensive industry, operating and public company experience. Mayo Schmidt, the Company’s new President and Chief Executive Officer, was formerly the Chief Executive Officer of Viterra Inc. and its predecessor, Saskatchewan Wheat Pool. Mr. Schmidt has a track record of leading large scale business transformation and growth while generating value and benefits for investors, employees and customers. At Viterra, Mr. Schmidt transformed a relatively small regional co-operative into a publicly-held, multi-billion dollar corporation with nearly 7,000 employees and operations around the world. In recognition of his accomplishments at Viterra, Mr. Schmidt was named “Chief Executive of the Year in 2009” by Canadian Business Magazine. Michael Vels, the Company’s new Chief Financial Officer, was formerly the Chief Financial Officer of Maple Leaf Foods Inc. Mr. Vels brings to Hydro One considerable executive level experience in public company governance, debt and equity capital raising, mergers and acquisitions, business transformation and information technology. Mr. Schmidt and Mr. Vels join an established management team at Hydro One that has extensive experience with the Company’s operations, assets and regulators.

GOVERNANCE AGREEMENT

Concurrently with the closing of this offering, Hydro One Limited will enter into the Governance Agreement with the Province. The purpose of the Governance Agreement is to prescribe the role of the Province, as a holder of Voting Securities, in the governance of Hydro One Limited. Although the Governance Agreement does not address all aspects of the governance of Hydro One Limited, it comprehensively deals with, and limits, the role of the Province in that governance. It describes the principles that govern how Hydro One Limited will be managed and operated, including that the Province, in its capacity as a holder of Voting Securities, will engage in the business and affairs of Hydro One Limited as an investor and not as a manager. It also contains commitments by the Province restricting the exercise of its rights as a holder of Voting Securities.

The Governance Agreement specifically addresses the following matters: (i) the governance principles under which Hydro One Limited and its subsidiaries will be managed and operated; (ii) the nomination of directors, which includes: (a) the requirement for a fully independent board of directors (other than the Chief Executive Officer), and (b) the maximum number of directors that may be nominated by the Province; (iii) the election and replacement of directors; (iv) approvals requiring a special resolution of the directors; (v) restrictions on the right of the Province to initiate fundamental changes; (vi) pre-emptive rights provided to the Province with respect to future issuances of Voting Securities by Hydro One Limited; and (vii) limits with respect to the Province’s acquisition of outstanding Voting Securities. See “Governance and Relationship with Principal Shareholder.” For a description of the governance of Hydro One Limited more generally, see “Directors and Management of the Company”.

THE OFFERING

Issuer:	Hydro One Limited.

Selling Shareholder:	The Province.

Offering:	● common shares of Hydro One Limited to be sold by the Province ( ● common shares if the Over-Allotment Option is exercised in full). See “Plan of Distribution”.

Offering Price:	$ ● per common share.

Offering Size:	$ ● ($ ● if the Over-Allotment Option is exercised in full).

Over-Allotment Option:	The Province has granted to the Underwriters the Over-Allotment Option, exercisable, in whole or in part, at any time for a period of 30 days after the Closing Date, to purchase from the Province up to an additional ● common shares, on the same terms as set out above solely to cover over-allotments, if any.

Common Shares Outstanding Following Closing:	Immediately following the closing of this offering and the other transactions contemplated by this prospectus, ● common shares will be issued and outstanding. See “Principal and Selling Shareholder”.

Common Shares Held by the Selling Shareholder Following Closing:	Immediately following the closing of this offering and the other transactions contemplated by this prospectus, the Province will hold approximately ● % of Hydro One Limited’s total issued and outstanding common shares (approximately ● % if the Over-Allotment Option is exercised in full). See “Principal and Selling Shareholder”.
Proceeds to the Selling Shareholder:	The net proceeds to the Selling Shareholder from this offering will be approximately $ ● after deducting the Underwriters’ Fee referred to on the cover page of this prospectus but before deducting the expenses of this offering. If the Over-Allotment Option is exercised in full, the net proceeds to the Selling Shareholder from this offering will be approximately $ ● after deducting the Underwriters’ Fee referred to on the cover page of this prospectus but before deducting the expenses of this offering.
Hydro One Limited will not receive any proceeds from this offering. See “Use of Proceeds”.

Dividend Policy:	The Board is expected to establish a dividend policy pursuant to which Hydro One Limited will pay a quarterly dividend, initially in the amount of $ ● per common share. The annual amount of the dividend is anticipated to be approximately $500 million in the aggregate initially, based on a target payout ratio of 70% to 80% of net income. Assuming the closing of this offering occurs on ● , 2015, the first dividend for the period from the closing of this offering to ● , 2016 is expected to be paid on or about ● , 2016 in the amount of $ ● per common share. The payment of dividends is not guaranteed and the amount and timing of any dividends payable will be at the discretion of the Board. See “Dividends – Dividend Policy”.

Dividend Reinvestment Plan:	Following the closing of this offering and subject to the receipt of any required regulatory approvals, Hydro One Limited intends to adopt a dividend reinvestment plan pursuant to which resident Canadian holders of common shares will be entitled to elect to have all of the cash dividends of Hydro One Limited payable to them automatically reinvested in additional common shares, which will be either purchased on the open market or issued from treasury. The dividend reinvestment plan is currently intended to operate on a basis that does not result in significant dilution to holders of common shares. See “Dividends – Dividend Reinvestment Plan”.

Lock-Up:	During the period beginning on the closing date of this offering and ending on the date that is 180 days following the closing date of this offering, each of Hydro One Limited and the Selling Shareholder will not, directly or indirectly, without the prior written consent of RBC Dominion Securities Inc. and Scotia Capital Inc., on behalf of the Underwriters, issue, sell, offer or grant any option, warrant or other right to purchase or agree to issue or sell, or otherwise lend, transfer, assign, pledge or dispose of any common shares or other securities of Hydro One Limited or other securities convertible into, exchangeable for, or otherwise exercisable into the common shares or other equity securities of Hydro One Limited or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing, subject to certain exceptions. See “Plan of Distribution”.

Pre-Closing Transactions:	Certain pre-closing transactions will occur prior to the closing date of this offering. This will include steps taken to complete the acquisition of Hydro One Inc. by Hydro One Limited, recapitalize Hydro One Inc.’s subsidiary, Hydro One Networks Inc., and pay a dividend or make a return of capital to the Province in the amount of $1 billion. See “Pre-Closing Transactions”.

Risk Factors:	Investors should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in Hydro One Limited’s common shares. These risks include, without limitation:

Risks Relating to Hydro One’s Business

•	Regulatory Risks and Risks Relating to Hydro One’s Revenues

•	First Nations and Métis Claims Risk

•	Risk of Natural and Other Unexpected Occurrences

•	Risks Associated with Information Technology Infrastructure and Data Security

•	Work Force Demographic Risk and Labour Relations Risk

Risks Relating to the Company’s Relationship with the Province

•	Ownership by the Province and Voting Power

•	Continued Influence by the Province

•	Nomination of Directors and Confirmation of Chief Executive Officer and Chair

•	Board Removal Rights

•	10% Ownership Restriction

•	Potential Difficulties in Enforcing Civil Liabilities Against the Province, Hydro One Limited and Other Persons

Risks Relating to this Offering

•	Absence of a Prior Public Market

•	Potentially Volatile Market Price for Common Shares

•	Payment of Dividends

•	Tax Risks Relating to this Offering

•	Pro Forma Financial Information

•	First Nations and Métis Proceedings

The above list of risk factors is not exclusive. These and other risk factors are discussed in more detail under “Risk Factors”.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following presents historical and pro forma summary consolidated financial information of Hydro One Inc., in each case, for the periods ended and as at the dates indicated below. The selected consolidated financial information has been derived from the unaudited interim financial statements of Hydro One Inc. as at and for the three and six month periods ended June 30, 2015 and June 30, 2014 and the audited consolidated financial statements of Hydro One Inc. as at and for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 appearing elsewhere in this prospectus. Hydro One’s historical results for any prior period are not necessarily indicative of its results to be expected in any future period. The selected pro forma condensed financial information as at and for the six months ended June 30, 2015 and for the year ended December 31, 2014 has been derived from the unaudited pro forma condensed consolidated financial statements of Hydro One Inc. appearing elsewhere in this prospectus, and give effect to the transactions described in the notes to those statements as if they had occurred on January 1, 2014 for the unaudited pro forma condensed consolidated statements of operations and June 30, 2015 for the unaudited pro forma condensed consolidated balance sheet. Those transactions relate to the following events:

•	the payment by Hydro One Inc. and certain of its subsidiaries of the “departure tax”, as described in “Departure Tax”,

•	the recognition by Hydro One Inc. of a deferred tax asset as a consequence of leaving the payments in lieu of corporate income taxes (“PILs”) regime and entering the corporate tax regime (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Results of Operations – Payments in Lieu of Corporate Income Taxes”),

•	the recapitalization of Hydro One Networks Inc., as described in “Pre-Closing Transactions”, and

•	the transfer of all of the issued and outstanding shares of Hydro One Brampton Networks Inc. to a company wholly-owned by the Province, as described in “Pre-Closing Transactions”.

The selected pro forma condensed financial information is unaudited, for informational purposes only, and not necessarily indicative of what Hydro One Inc.’s financial position or results of operations would have been had such transactions been completed as at the dates indicated and does not purport to represent what the financial position or results of operations might be for any future period.

The following information should be read in conjunction with “Risk Factors”, “Consolidated Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements of Hydro One Inc., and the unaudited pro forma condensed consolidated financial statements of Hydro One Inc. and the related notes included elsewhere in this prospectus. The financial statements of Hydro One Inc. included in this prospectus have been prepared in accordance with U.S. GAAP.

	Six Months Ended June 30
Statement of Operations Data(1)	2015	2015	2014
	(pro forma)
	($, in millions)
Revenues
Distribution	2,320	2,574	2,497
Transmission	770	770	804
Other	27	27	29

Total revenues	3,117	3,371	3,330

Costs
Purchased power	1,590	1,808	1,746
Operation, maintenance and administration	546	560	645
Depreciation and amortization	368	377	348

Total costs	2,504	2,745	2,739

Income before financing charges and provisions for payments in lieu of corporate income taxes	613	626	591
Financing charges	193	187	185
Provision for payments in lieu of corporate income taxes	64	68	51

Net income	356	371	355

	Year ended December 31
Statement of Operations Data(1)	2014	2014	2013	2012
	(pro forma)
	($, in millions)
Revenues
Distribution	4,408	4,903	4,484	4,184
Transmission	1,588	1,588	1,529	1,482
Other	57	57	61	62

Total revenues	6,053	6,548	6,074	5,728

Costs
Purchased power	2,993	3,419	3,020	2,774
Operation, maintenance and administration	1,165	1,192	1,106	1,071
Depreciation and amortization	708	722	676	659

Total costs	4,866	5,333	4,802	4,504

Income before financing charges and provisions for payments in lieu of corporate income taxes	1,187	1,215	1,272	1,224
Financing charges	392	379	360	358
Provision for payments in lieu of corporate income taxes	87	89	109	121

Net income	708	747	803	745

	As at June 30		As at December 31
Selected Balance Sheet Data(1)	2015	2015	2014	2013	2012
	(pro forma)
	($, in millions)
Total assets	23,671	23,167	22,550	21,625	20,811
Long-term debt (including current portion)	10,090	9,290	8,925	9,057	8,479

Notes:

(1)	On August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to a company wholly-owned by the Province. See “Pre-Closing Transactions” for additional detail concerning the transfer and related transactions. Hydro One Brampton Networks Inc. was previously a wholly-owned subsidiary of Hydro One Inc. Because this transfer occurred after the dates of, and periods covered by, the historical consolidated financial statements of Hydro One Inc. appearing elsewhere in this prospectus, those financial statements and the historical summary data appearing in the table above include the assets, liabilities and results of operations of Hydro One Brampton Networks Inc. during the periods and as at the dates indicated, except in the columns marked as “pro forma”.

	Six months ended June 30		Year ended December 31
Other Financial Measures(1)	2015	2014	2014	2013	2012
	($, in millions)
Reconciliation of net income to adjusted net income
Net income	371	355	747	803	745
Adjustments	—	—	—	—	—

Adjusted net income(2)	371	355	747	803	745

Reconciliation of net cash from operating activities to FFO
Net cash from operating activities	713	334	1,256	1,404	1,294
Change in non-cash operating working capital	59	304	55	(11)	31
Preferred dividends	(9)	(9)	(18)	(18)	(18)
Noncontrolling interest distributions(3)	(2)	—	—	—	—

FFO(2)	761	629	1,293	1,375	1,307

Notes:

(1)	On August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to a company wholly-owned by the Province. See “Pre-Closing Transactions” for additional detail concerning the transfer and related transactions. Hydro One Brampton Networks Inc. was previously a wholly-owned subsidiary of Hydro One Inc. Because this transfer occurred after the dates of, and periods covered by, the historical consolidated financial statements of Hydro One Inc. appearing elsewhere in this prospectus, those financial statements and the other financial measures appearing in the table above include amounts contributed by Hydro One Brampton Networks Inc. during the periods indicated.

(2)	Adjusted net income and FFO are non-GAAP measures. See “Non-GAAP Measures”.

(3)	In 2014, there was a $72 million noncontrolling interest contribution. This was a one-time item, and has been excluded from the calculation of FFO in 2014.

Operating Statistics and Other Information (Including Hydro One Brampton Networks Inc. except where noted)(1)	Year Ended December 31
	2014	2013	2012

Transmission
Electricity transmitted (TWh)	139.8	140.7	141.3
Total transmission lines spanning the province (circuit-kilometres)	29,344	29,344	29,327
Rate base(2) ($ millions)	9,934	9,353	8,774
Capital expenditures ($ millions)	845	714	776

Distribution
Electricity distributed to Hydro One customers (TWh)	29.8	29.8	29.2
Electricity distributed through Hydro One lines (TWh)	42.4	42.5	42.4
Total distribution lines spanning the province (circuit kilometres)	123,657	122,853	121,525
Distribution customers (Hydro One Networks Inc.)(4)	1,268,745	1,270,817	1,236,526
Distribution customers (Hydro One Brampton Networks Inc.)	149,681	146,039	141,860
Rate base(2) ($ millions)	6,315	5,925	5,550
Capital expenditures ($ millions)	680	673	671

Certain Operating Statistics for Hydro One Brampton Networks Inc.(3)

Total distribution lines (circuit kilometres)	3,242	3,104	2,952
Distribution customers	149,681	146,039	141,860

Notes:

(1)	On August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to a company wholly-owned by the Province. See “Pre-Closing Transactions” for additional detail concerning the transfer and related transactions. Hydro One Brampton Networks Inc. was previously a wholly-owned subsidiary of Hydro One Inc. Because this transfer occurred after the dates of, and periods covered by, the historical consolidated financial statements of Hydro One Inc. appearing elsewhere in this prospectus, those financial statements and the summary operating statistics appearing in the table above include amounts contributed by Hydro One Brampton Networks Inc. during the periods indicated.

(2)	Rate base in each year refers to the rate base of Hydro One’s transmission business or distribution business, as the case may be, approved by the Ontario Energy Board for that year. See “Meaning of Certain References”.

(3)	On August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to a company wholly-owned by the Province. See “Pre-Closing Transactions” for additional detail concerning the transfer and related transactions.

(4)	Includes certain classes of customers which are excluded in the Ontario Energy Board Yearbook of Distributors (2014).

ELECTRICITY INDUSTRY

Overview

The electricity industry is made up of businesses that generate, transmit, distribute and sell electricity. Hydro One’s business is focused on the transmission and distribution of electricity.

Generation

Generation refers to the production of electricity by a generator. Generators include generating stations (commonly known as power plants) that produce electricity on a large scale, as well as generating equipment that produces electricity on a small scale, such as rooftop solar panels. Small-scale generators installed at or near the end-user’s location are sometimes referred to as “distributed generation” sources, which distinguish them from centralized generation sources, which tend to be large scale generators that produce electricity for transportation to other locations. Electricity may be generated using non-renewable fuel sources such as natural gas, coal or nuclear material, or using renewable resources such as water, wind, biomass, solar energy or geothermal heat.

Transmission

Transmission refers to the delivery of electricity over high voltage lines, typically over long distances, from generating stations to local areas and large industrial customers. Transmission customers include distributors of electricity, as well as industrial companies who are directly connected to transmission networks. Transmission also involves the delivery of electricity between different jurisdictions, such as provinces, states or countries. This is accomplished through the use of “interties”, which are transmission facilities that physically connect adjacent transmission systems in different jurisdictions. Transmitters own and operate transmission assets such as transmission lines, transformer stations and communications and control facilities.

Distribution

Distribution refers to the delivery of electricity over low voltage power lines to end users such as homes, businesses and institutions. Distributors usually deliver electricity to customers in a particular municipality or geographic area. Distributors may also distribute electricity to other distributors. Distributors own and operate distribution assets such as distribution stations, poles, distribution lines, switches and meters.

Retailing

Retailing refers to the sale of electricity to consumers. In Ontario, retailing of electricity is normally conducted by businesses that do not own the infrastructure or equipment necessary to distribute electricity. Retailers sell electricity to homes and small businesses but rely on distributors to deliver the electricity sold by the retailers. Retailers sometimes also rely on distributors to prepare and deliver electricity bills on behalf of the retailers. Retailers generally offer differentiated products as compared with distributors, such as fixed rate electricity contracts or electricity produced from renewable energy sources. Retailers do not exist in all markets.

Overview of an Electricity System

The basic configuration of a typical electricity system showing electricity generation, transmission and distribution is illustrated in the following diagram:

Transmission and distribution networks are sometimes referred to as the “electricity grid” or simply “the grid”. For simplicity, the diagram above does not show customers directly connected to the transmission system or distributed generation sources or other distributors that may be connected to the distribution system.

Canada’s Electricity Industry

In Canada, the generation, transmission and distribution of electricity has historically been carried out by government-owned, vertically-integrated utilities. This is still the case in many provinces and territories. However, consistent with general trends in the North American electricity industry, some jurisdictions in Canada, including Ontario, have moved away from this model towards more competitive market structures. In these jurisdictions, vertically-integrated utilities have been reorganized into separate generation, transmission and distribution companies. This separation is intended to promote competition among generators and to facilitate non-discriminatory or “open” access to transmission and distribution systems in order to increase competition in the supply of electricity. As a result, there are some electricity companies in Canada that engage solely in electricity generation, while others engage in either transmission or distribution, or both. Electricity companies in Canada may be investor-owned with shares listed on a stock exchange, or they may be owned by provincial governments, municipal governments or private investors.

The market structure and regulation of the electricity industry has evolved further in some jurisdictions, such as Ontario and Alberta. For instance, in Alberta, generation has been de-regulated, resulting in a competitive market for the generation and sale of electricity. However, all provinces and territories in Canada continue to regulate transmission and distribution rates. This function is carried out by a regulator, which is typically an independent board or commission that oversees and regulates certain aspects of the electricity industry in each province and territory.

The demand for electricity in Canada is affected by many factors, including population growth, economic growth and the electricity needs of households and businesses. The demand for electricity varies continuously. Electricity demand is typically seasonal, rising with the increased use of air conditioning in the summer or electric heating in the winter. Increased electricity usage over the medium to long term generally results in additional investments that are required to be made by generation, transmission and distribution businesses.

The provinces of Ontario, Québec, British Columbia and Alberta are the largest consumers of electricity in Canada. According to the National Energy Board, electricity demand in Canada is expected to grow at an annual rate of 1% from 2013 until 2035, with most of the demand originating from the industrial sector. In recent years, Canada has been a net exporter of electricity to the United States.

Electricity is generated in Canada using a variety of non-renewable and renewable sources. Hydroelectric generation accounts for most of the electricity produced in Canada on an overall basis. Fossil fuels, such as coal, natural gas and oil, are the second most common source of electricity generation, followed by nuclear power. The actual mix of generation varies in each province and territory based on the type of generation sources available. For instance, hydroelectric power is common in provinces such as Québec, Ontario, Manitoba and British Columbia because of the availability of water resources suitable for electricity production, while coal-fired generation is common in Alberta and Saskatchewan in part because of the large coal deposits that exist in those provinces. Nuclear power is a significant source of generation in Ontario. Electricity generation from renewable sources has increased in recent years and is expected to increase further in Canada over the long term, while generation from coal and oil are expected to decrease.

The transmission system in Canada includes more than 160,000 kilometres of transmission lines. Generators, transmitters, distributors and system operators must work to ensure that enough electricity and transmission and distribution capacity is available to meet demand at any given time and avoid power outages. Adequate transmission capacity and well-maintained transmission and distribution networks are key elements of a reliable electricity grid.

Ontario’s Electricity Industry

Evolution

The structure of Ontario’s electricity industry underwent significant change in the late 1990s and early 2000s. Prior to April 1, 1999, Ontario Hydro, a Crown corporation owned by the Province, supplied most of Ontario’s needs with respect to electricity generation, transmission and distribution. Consistent with initiatives taken in other electricity markets in North America at the time, the Province initiated a restructuring of the electricity industry in Ontario in order to encourage greater competition. The adoption of the Electricity Act, 1998 (Ontario) (the “Electricity Act”) resulted in the reorganization of Ontario Hydro into five separate entities, including Hydro One Inc., as the successor to its transmission and distribution business, and Ontario Power Generation Inc., as the successor to its generation business. Each of Hydro One Inc. and Ontario Power Generation Inc. is currently 100% owned by the Province.

The Electricity Act also established the requirement of transmitters and distributors to provide non-discriminatory or “open” access to their transmission and distribution systems in order to facilitate greater competition in the supply of electricity.

As part of the restructuring of Ontario’s electricity industry, the province’s municipally-owned electricity distributors were reorganized into separate business corporations. These distributors are typically referred to in Ontario as local distribution companies, or “LDCs”. Many of these distributors were sold by their municipal owners, who benefitted from limited exemptions from the transfer tax that applies to certain transfers that they would otherwise have had to pay on the fair market value of the utility. This led initially to a significant reduction in the number of local distribution companies in Ontario, with Hydro One Inc. as the primary consolidator. Consolidation activity involving local distribution companies has since slowed.

Other major regulatory developments affecting Ontario’s electricity industry that have occurred since the 1990s include:

•	the expansion of the mandate of the Ontario Energy Board to regulate the electricity industry, in addition to the natural gas industry, in Ontario,

•	the creation of the Independent Electricity System Operator (“IESO”) to manage the operation and reliability of Ontario’s bulk power system and administer the wholesale electricity market;

•	the creation of the Ontario Power Authority in 2004 (recently merged with the IESO in 2015) to engage in conservation initiatives, generation development and power system planning,

•	the promotion of renewable energy production in Ontario, including through Ontario’s Feed-in Tariff programs which followed the adoption of the Green Energy and Green Economy Act, 2009 (Ontario),

•	since 2010, the issuance by the Province every three years of a Long-Term Energy Plan (most recently in 2013) to serve as a planning document to guide future energy decisions in Ontario,

•	the promotion of energy conservation measures, including through mandatory conservation and demand management requirements that must be followed by distributors, and

•	the retirement of coal-fired generation in Ontario, which was completed in 2014.

Premier’s Advisory Council on Government Assets

In April 2014, the Province formed the Premier’s Advisory Council on Government Assets (the “Council”). The mandate of the Council was to review certain provincially-owned assets, including Ontario Power Generation Inc. and Hydro One Inc., and to recommend ways to maximize their value to the people of Ontario. In its final electricity sector report released in April 2015, the Council recommended, among other things, that the Province should proceed with a partial sale of its interest in Hydro One Inc. to create a growth-oriented company centred in Ontario. The Council recommended that the partial sale occur by way of a public offering, with approximately 15% of the shares of Hydro One Inc. to be offered to the market initially. The Council recommended that the Province indicate its intention to retain its remaining shares after selling down to 40% ownership, and that the balance should be widely held with no other individual shareholder having more than a 10% holding. The Council separately recommended proceeding with a sale or merger of the Province’s interest in Hydro One Brampton Networks Inc. to or with other local distribution companies in Ontario in order to act as a catalyst for consolidation and to strengthen competition in the electricity distribution sector.

In response to the Council’s recommendations, the Province is proceeding with this offering to broaden the ownership of Hydro One Inc. indirectly through its sale of shares in Hydro One Limited. The Province also announced that it would proceed with the sale or merger of Hydro One Brampton Networks Inc. In anticipation of that transaction, on August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to a company wholly-owned by the Province. See “Pre-Closing Transactions” for additional detail concerning the transfer and related transactions.

Regulation of Transmission and Distribution

General

The Electricity Act and the Ontario Energy Board Act, 1998 (the “Ontario Energy Board Act”) together establish the general legislative framework for Ontario’s electricity market. The activities of transmitters and distributors in Ontario are overseen by three main regulatory authorities: (i) the Ontario Energy Board, (ii) the IESO, and (iii) the National Energy Board.

Ontario Energy Board

The Ontario Energy Board was established in 1960 and is the regulator of natural gas and electric utilities in Ontario. The Ontario Energy Board is an independent and impartial public regulatory agency. Its mandate changed significantly with the restructuring of the electricity market in Ontario in the late 1990s, when it became responsible for regulating local electricity distribution companies and for ensuring that distributors fulfill their obligations to connect and serve their customers. The Ontario Energy Board also became responsible for licensing certain participants in the electricity market, including transmitters and distributors. The Ontario Energy Board Act provides the Ontario Energy Board with the authority to regulate Ontario’s electricity market, including the activities of transmitters and distributors.

The Ontario Energy Board has the following objectives in relation to the electricity industry:

•	to protect the interests of consumers with respect to prices and the adequacy, reliability and quality of electricity service,

•	to promote economic efficiency and cost effectiveness in the generation, transmission, distribution, sale and demand management of electricity and to facilitate the maintenance of a financially viable electricity industry,

•	to promote electricity conservation and demand management in a manner consistent with the policies of the Province, including having regard to the consumer’s economic circumstances,

•	to facilitate the implementation of a smart grid in Ontario, and

•	to promote the use and generation of electricity from renewable energy sources in a manner consistent with the policies of the Province, including the timely expansion or reinforcement of transmission systems and distribution systems to accommodate the connection of renewable energy generation facilities.

The Ontario Energy Board is responsible for, among other things, approving transmission and distribution rates in Ontario. It also approves the construction, expansion, or reinforcement of transmission lines greater than two kilometres in length, as well as mergers, acquisitions, amalgamations and divestitures involving distributors and other entities which it licenses. The activities of transmitters and distributors are subject to the conditions of their licenses and a number of industry codes issued by the Ontario Energy Board. These codes and other requirements prescribe minimum standards of conduct and service for licensed participants in the electricity market.

Bill 112 was introduced in the Legislative Assembly of Ontario in June, 2015. The Bill, as proposed, would amend the Ontario Energy Board Act to enhance the Ontario Energy Board’s authority to continue to protect electricity ratepayers with respect to retailer contracts, as well as enhance consumer protection and reliability. These changes, if enacted, would provide the Ontario Energy Board with: stronger compliance and enforcement powers by increasing penalties for companies that are not complying with its rules and directions; enhanced ability to ensure reliability and continuity of service if distribution or transmission companies are unable to fulfil their license obligations; enhanced oversight for ensuring best practices regarding utility consolidation activities; and stricter oversight of retailers as well as more protection for consumers who sign energy retail contracts.

IESO

The IESO is a not-for-profit corporation established in 1998 under the Electricity Act. It was created to manage the operation and reliability of Ontario’s bulk power system and administer the wholesale electricity market that was created with the restructuring of Ontario’s electricity industry in the late 1990s. It is governed by an independent board whose chair and directors are appointed by the Province. Today, the IESO oversees the wholesale electricity market and directs the real time operation of the power system by balancing the supply and demand of electricity in Ontario and directing the flow of electricity across transmission lines.

Transmitters and other wholesale market participants, which include many distributors, must comply with the Market Rules issued by the IESO. The Market Rules establish a number of requirements that affect transmitters, including the requirement to comply with mandatory North American reliability standards for transmission issued by the North American Electric Reliability Corporation (“NERC”) and the Northeast Power Coordinating Council, Inc. (“NPCC”). These reliability standards became mandatory as a result of regulatory changes following the Northeast blackout that occurred in 2003. The IESO enforces these reliability standards through its Market Assessment and Compliance Division and also coordinates with system operators and reliability agencies in other jurisdictions to ensure energy adequacy and security across the interconnected bulk electricity system in North America.

In 2015, the IESO merged with the Ontario Power Authority and assumed responsibility for integrated medium and long-term power system planning in Ontario, including the planning of electricity needs and the procurement of clean sources of electricity supply. These activities include identifying the need for new transmission capacity. The IESO also coordinates province-wide conservation efforts, including approval of mandatory conservation and demand management programs for distributors.

National Energy Board

The National Energy Board is an independent federal regulatory agency that was established in 1959 with the mandate to regulate aspects of the Canadian energy industry under federal jurisdiction, and to inform the government and public about energy matters. The National Energy Board is governed by the National Energy Board Act (Canada) and has jurisdiction over the construction and operation of international power lines, as well as interprovincial lines that are designated as being under federal jurisdiction (of which there are currently none). As Hydro One owns and operates 11 active international power lines connecting Ontario’s transmission system with transmission systems in Michigan, Minnesota and New York, Hydro One is required to hold several certificates and permits issued by the National Energy Board, and is subject to its mandatory electricity reliability standards and reporting requirements.

Generation

In Ontario, electricity generation is supplied by a number of providers, with Ontario Power Generation Inc. producing approximately half of the electricity produced in Ontario. Its generation is largely rate-regulated, with rates approved by the Ontario Energy Board. The remainder of Ontario’s electricity is produced by non-government-owned producers. These producers generally sell their electricity pursuant to long-term power purchase agreements entered into with the IESO.

According to the IESO, the total installed generation capacity in Ontario was 34,780 MW as of June 22, 2015, of which 37% was supplied by nuclear facilities, 29% by gas or oil-fired facilities, 24% by hydroelectric facilities, 8% by wind-powered facilities and 1% by biofuel facilities. In its most recent Long-Term Energy Plan issued in 2013, the Province indicated that it is targeting to have a total of 20,000 MW of renewable generation on-line by 2025, which is forecast to represent approximately half of Ontario’s generation capacity.

Transmission

Transmission companies own and operate transmission systems that deliver electricity over high voltage lines. Hydro One’s transmission system accounts for 96% of Ontario’s electricity transmission network. The Company’s transmission system is interconnected to systems in Manitoba, Michigan, Minnesota, New York and Québec and is part of the larger North American system known as the Eastern Interconnection. The Eastern Interconnection is a contiguous electricity transmission system that extends from Manitoba to Florida and from east of the Rocky Mountains to the North American east coast. Being part of the Eastern Interconnection provides benefits to Ontario, such as greater security and stability for Ontario’s transmission system, emergency support when there are generation constraints or shortages in Ontario, and the ability to exchange electricity with other jurisdictions, which facilitates a more competitive marketplace.

Investments in transmission infrastructure are required to ensure the safe and reliable delivery of electricity. These investments are made to maintain the function and reliability of transmission systems, accommodate increased demand for electricity and respond to developments affecting the electricity industry. Developments with respect to electricity generation often have a direct impact on transmitters, since significant investments in transmission systems may be required to accommodate new generation sources (such as renewable energy) or the retirement of existing generation facilities (such as coal-fired facilities). For instance, as coal-fired generation in Ontario was retired, significant transmission investments were required to accommodate the subsequent changes in electricity flows across the transmission system. Similarly, Hydro One is currently constructing a major transformer station (the Clarington transformer station) in order to accommodate changes to the transmission system arising from the eventual retirement of the Pickering nuclear generation facility. Major changes affecting the generation of electricity must be closely coordinated with transmission considerations in mind. Recent discussions and initiatives by provincial governments to examine opportunities for Ontario to import additional electricity from Québec and Newfoundland and Labrador may also require new transmission infrastructure. These types of investments are in addition to the investments that transmission companies must undertake to sustain their existing assets, maintain reliability, and provide connections to the transmission system.

Distribution

Distributors own and operate distribution systems that deliver electricity over low voltage power lines to end users. In Ontario, 72 local distribution companies currently provide electricity to approximately five million customers. The distribution industry in Ontario is fragmented, with the 15 largest local distribution companies accounting for approximately 78% of the province’s five million customers. Hydro One owns the largest local distribution company in Ontario, Hydro One Networks Inc., with approximately 1.2 million customers, or approximately 24% of the total number of customers in Ontario.

15 Largest Distributors in Ontario(1)

(Thousands of Customers)

Notes:

(1)	Source: Ontario Energy Board Yearbook of Distributors (2014). For Hydro One Networks Inc., this figure excludes certain classes of customers which are included in the total number of customers reported elsewhere in this prospectus.

(2)	On August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to a company wholly-owned by the Province. See “Pre-Closing Transactions” for additional detail concerning the transfer and related transactions. Hydro One Brampton Networks Inc. was previously a wholly-owned subsidiary of Hydro One Inc.

Most of the local distribution companies in Ontario are owned or jointly owned by municipalities. A local distribution company is responsible for distributing electricity to customers in its Ontario Energy Board-licensed service territory, and in some cases to other distributors. A service territory may cover large portions or all of a particular municipality, or an otherwise-defined geographic area. Some municipalities in Ontario are served by more than one local distribution company, each covering a particular area of the municipality. Distribution customers include homes, businesses and institutions such as governments, schools and hospitals.

To create more efficiency in the distribution sector, the Council has endorsed the need for faster consolidation among local distribution companies in Ontario. The Council also noted that the system needs private sector capital and a level of competition that will encourage innovation among companies that can adjust nimbly to the changing energy world. In addition, the Council has recommended time-limited tax incentives to promote consolidation. These tax incentives were included in the 2015 Ontario Budget, which announced a reduction in the transfer tax rate from 33% to 22%, an exemption from transfer tax for distributors with fewer than 30,000 customers and an exemption from the capital gains portion of the departure tax. These changes, which are intended to promote consolidation, would apply for the period beginning January 1, 2016 and ending December 31, 2018.

Electricity Industry in the United States

The general structure of the electricity industry in the United States is similar to that in Canada, particularly with respect to the regulation of transmission and distribution. Although the regulatory framework varies on a state-by-state basis, electricity transmitters and distributors generally operate under a regulated cost of service model.

In the United States, electric utilities range from fully integrated utilities to pure-play utilities which focus solely on transmission or distribution. There is a wide range of utility owners in the United States, including strategic and financial investors, both domestic and international, as well as governments and municipalities. The term “investor owned utility” is used in the United States to refer to electric and other utilities that are not government owned. The number of investor owned utilities has declined significantly as a result of consolidation – from 98 in 1995 to 47 in 2014. In recent years, investor owned utilities have followed a trend of migrating back toward a traditional regulated structure which has occurred as a result of a combination of organic growth in rate base, the acquisitions of regulated businesses and divestiture of non-regulated businesses. According to Bloomberg, mergers and acquisition activity in the North American power and utilities sector has been active in recent years, with 351 transactions announced since 2014. The total value of transactions with a disclosed acquisition price was $132.5 billion.

The U.S. electric transmission grid consists of more than 320,000 kilometres of high-voltage lines. The transmission system is regulated by the Federal Energy Regulatory Commission, which governs the planning and investment of transmission infrastructure, including setting a utility’s return on equity. Reliability standards for transmission are issued by the NERC and regional reliability councils such as the NPCC.

Recent years have seen significant transmission investment. According to the Edison Electric Institute, investor-owned electric utilities made transmission investments of approximately U.S.$16.9 billion in 2013. An additional U.S.$60.6 billion in transmission investments are expected to be necessary to modernize the transmission system through 2024. Investment in transmission is currently significantly higher than in previous years, with the largest component related to transmission expansion or new line development to ease congestion, interconnection of new sources of generation, including renewables, and support for production of shale gas. Investment is also required for improved system reliability and resiliency as well as replacement of existing lines.

The electricity distribution industry in the United States is generally subject to regulation by the state public utility commission in the jurisdiction in which the utility operates, which leads to significant variations in the allowable return on equity and other components of the rate setting process. Investment in electric distribution infrastructure by investor owned utilities in 2013 totaled U.S.$20.8 billion. Investment in the electricity distribution sector is primarily driven by the ongoing need to replace assets that have outlived their life cycle, to serve new loads or demand, to preserve reliability, to improve system security, resiliency and restoration capabilities, and increasingly in recent years, to accommodate growth in distributed generation.

Certain Trends in the Electricity Industry

Opportunities for Sector Consolidation

A number of regulated utilities have pursued acquisitions outside of their home jurisdictions to seek growth and diversification opportunities. The rationale for this strategy is to increase their scale and scope and diversify their asset base. Many electric utilities have also acquired regulated utilities outside of the electricity sector, such as gas distribution or water distribution. In addition to the potential for increased scale, scope and diversification, this strategy offers the potential to create synergies within given service territories from a regulatory and operations perspective.

Consolidation trends have been evident in Europe and in the United States, but have not been prevalent in Canada given its limited number of privately-owned utilities. Pension and infrastructure funds have also been active participants in acquisitions in the utilities sector.

Impact of Green Energy Initiatives

Environmental regulations are being adopted in many jurisdictions in order to facilitate the development of cleaner forms of energy. Many governments and regulators are setting targets with specified compliance dates to meet green energy standards. These may take the form of targets for the reduction of carbon dioxide emissions or the procurement of renewable generation. These initiatives may result in changes to the electricity generation mix in those jurisdictions, potentially creating the need for upgrades to transmission infrastructure in order to preserve the reliability of the electricity grid. For example, as coal-fired generation was retired in Ontario, significant investments were required to accommodate the subsequent changes in power flows across the transmission system.

In August 2015, the Environmental Protection Agency in the United States announced the final version of what is commonly known as the Clean Power Plan, a series of regulatory changes that would, among other things, impose significant emissions restrictions on electric generation facilities. The final version of the plan sets a goal of reducing emissions from power plants by 32% by the year 2030, as compared with 2005 levels. These emissions restrictions are particularly aimed at coal-fired generation facilities. In a preliminary assessment of the reliability impacts in meeting this plan in North America, the NERC noted the potential opportunity for coordinated cross-border transmission flows, including the increased potential for Canadian companies to export up to three times more power to the United States. This may provide additional opportunities for renewable generation development in Ontario. Regulators, system planners and other parties are in the process of assessing the impact of the Clean Power Plan and increased intertie capacity to the United States.

Developments with Respect to Distributed Generation, Microgrids and Energy Storage

Alternatives to the traditional model of “centralized” generation are continually being developed. For instance, distributed generation sources, such as rooftop solar panels or natural gas generators integrated into industrial facilities, are becoming increasingly common. Where distributed generation sources are connected to the electricity grid, they may act as a source of supply to the grid, or reduce the amount of power supplied from the grid, while still making use of the grid as a stand-by source of power. Related to distributed generation are microgrids, which are small scale electricity grids with their own sources of generation that can operate independently of the electricity grid.

Energy storage technologies seek to store energy for use at a later time. Historically, there have been technical limitations on the ability to store large amounts of electricity. For this reason, electricity systems are designed to generate more electricity than is required in order to meet anticipated peak demand, which creates inefficiencies. The development of larger and more effective energy storage technologies could provide an additional means to facilitate the reliability of the electricity grid by acting as a source of back-up power, which would allow generators to produce less electricity in order to meet anticipated peak demand. Energy storage technologies may also facilitate improvements to power quality by smoothing fluctuations in power demand and enhance reliability by easing points of congestion in transmission and distribution networks.

These developments represent an opportunity to employ new technologies to improve reliability and power quality, or provide an alternative to constructing or maintaining traditional “wires” infrastructure. For instance, microgrids could be used in remote or other locations where it is not cost-effective to build transmission and distribution networks to serve customers in those locations.

Smart Meter and Smart Grid Technologies

The increasing adoption of energy conservation measures together with initiatives to reduce emissions from the generation of electricity has led to the development of technologies such as smart meters, which, unlike traditional electricity meters, provide customers with information about their electricity usage to enable them to change their consumption patterns and reduce their costs. Smart grids are an extension of this concept, and generally refer to a combination of technologies, such as computer systems, two-way communications technologies and monitoring systems aimed at improving the reliability and performance of the electricity grid and at expanding opportunities to provide demand response, price information and ability to control usage to electricity customers. For example, in the event of a power interruption, smart grid technology can be used to more quickly detect and locate the source of the interruption and restore service by re-routing electricity to alternative supply lines and generation sources. Smart grids are at varying stages of development and usage. One of the objectives of the Ontario Energy Board is to facilitate the implementation of a smart grid in Ontario.

Competitive Processes for Developing Transmission Infrastructure

Consistent with the general trend seen in government procurement programs for infrastructure investments, governments and electricity sector regulators are increasingly using competitive bidding processes to select the applicant to develop new large transmission projects. For instance, in Ontario, the Ontario Energy Board used a competitive process to select the designated transmitter for the development phase of the proposed East-West Tie Line, which would be a transmission line running between Thunder Bay and Wawa, Ontario. In Alberta, the Alberta Electric System Operator conducted a similar process to award the agreement for the Fort-McMurray West Transmission Project.

Incumbent transmission companies may experience increased competition from other utilities, construction companies and private investors in the competitive bidding processes for new transmission projects and are using a greater range of strategies to bid for the development and construction of new transmission infrastructure. These include forming consortiums, alliances and joint ventures, such as those with First Nations and Métis communities, and adopting cost and revenue sharing arrangements to share project risk. Larger and more established electric utilities may be well-positioned to enter into these arrangements due to their experience, expertise and effectiveness in engaging with stakeholders, and their existing infrastructure and transmission corridors.

RATE-REGULATED UTILITIES

Overview

The rates charged for electricity transmission and distribution services are regulated in Canada and many other jurisdictions. The term “rate-regulated” is used to refer to an electricity business whose rates for transmission, distribution or other services are subject to approval by a regulator. The Ontario Energy Board is the regulator responsible for approving electricity transmission and distribution rates in Ontario.

In Canada, regulators generally use two different models for approving the rates charged by rate-regulated utilities: (i) a “cost of service” model, and (ii) a “performance-based” model (sometimes also referred to as an “incentive-based” model).

In a cost of service model, a utility charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. The costs of providing its services must be prudently-incurred. Cost savings are typically passed on to customers in the form of lower rates reflected in future rate decisions. In a cost of service model, the utility has the potential to retain cost savings that are achieved in the intervening years between rate decisions.

In a performance-based model, a utility also charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. However, the rates charged by the utility in a performance-based model assume that the utility becomes increasingly efficient over time, resulting in lower costs to provide the same service. If a utility achieves cost savings in excess of those established by the regulator, the utility may retain some or all of the benefits of those cost savings, which may permit the utility to earn more than its allowed return on equity.

Value Drivers for a Rate-Regulated Utility

Management believes that the key drivers of value for a rate-regulated utility are:

•	the utility’s rate base,

•	capital expenditures that ultimately add to the utility’s rate base,

•	the utility’s deemed capital structure, as set by the regulator,

•	the utility’s allowed return on equity, as set by the regulator,

•	the ability to generate efficiencies and cost savings in the operations of the utility, and

•	the ability to maintain a constructive relationship with its regulator.

Rate Base

The rate base of a rate-regulated utility refers to the net book value of the utility’s assets for regulatory purposes. Rate base is an important regulatory term because a utility is permitted to earn a return on the equity portion of its rate base. An increase in a utility’s rate base will generally result in an increase in the utility’s net income, all other things being equal.

Rate base differs from a utility’s total assets for accounting purposes, primarily because it only includes the regulated assets of a utility. If a utility also owns and operates non-rate-regulated businesses, the assets of those businesses are not included in the utility’s rate base. A utility’s rate base must be calculated in accordance with the requirements of the utility’s regulator and must be approved by the regulator as part of the utility’s application for transmission or distribution rates. In Ontario, the rate base for a transmission or distribution company generally includes the gross value of the company’s regulated assets (such as transmission lines and transformers or distribution lines and poles), less accumulated depreciation, and adding an allowance for working capital. The rate base of a utility is reduced by ongoing depreciation of the utility’s regulated assets.

Capital Expenditures

Transmission and distribution companies incur capital expenditures to allow them to meet their obligations to deliver electricity safely and reliably, at a reasonable cost to customers. Utilities incur both sustaining capital expenditures, which maintain the performance of existing assets, and development capital expenditures, which add to or expand existing assets. Development capital expenditures include those investments required to develop and build large-scale projects such as new transmission lines and stations as well as smaller projects such as transmission line or station reinforcements, extensions or additions. Capital expenditures tend to increase a utility’s rate base after the assets produced by the capital expenditures become operational (sometimes referred to as “in-service”) and are approved by the regulator for inclusion in the utility’s rate base. Capital expenditures are therefore a key driver of value for a rate-regulated utility.

Capital Structure

Rate-regulated utilities have a “deemed” or approved capital structure that is set by the regulator. This is typically expressed as ratio of debt-to-equity. In Ontario, the deemed capital structure for electricity transmitters and distributors set by the Ontario Energy Board is 60/40. This means that a utility is considered to have a capital structure consisting of 60% debt and 40% equity. This capital structure is applied to the utility’s rate base. For instance, if a utility has a rate base of $100 million and a 60/40 capital structure, this means that the regulated assets of the utility are deemed to be capitalized with $60 million of debt and $40 million of equity. The deemed capital structure is important to a utility because it is used to calculate the dollar amount of a utility’s return on equity that the utility is entitled to be paid through rates. See “– Return on Equity” below. A utility’s deemed capital structure also reflects the regulator’s view of the amount of debt that a utility should have in order to operate prudently.

Return on Equity

A utility’s return on equity or “ROE” is the rate of return that a regulator allows the utility to earn on the equity portion of the utility’s rate base. Return on equity is expressed as a percentage. For instance, over the past six years, Hydro One’s allowed return on equity approved by the Ontario Energy Board has ranged from 8.39% to 9.66% for its transmission business and 9.30% to 9.85% for its distribution business.

A utility’s return on equity represents the amount, over and above a utility’s costs associated with providing services, that a utility is permitted to earn as its net income after tax. A utility’s allowed return on equity is therefore a significant factor that affects the financial performance of rate-regulated utilities.

In order to calculate its allowed return on equity as a dollar amount, the utility applies the allowable return on equity percentage set by the regulator to the equity portion of its rate base. The equity portion of its rate base is, in turn, determined by multiplying the utility’s rate base by the percentage of equity reflected in its deemed capital structure (i.e., 40% in Ontario).

Regulators use different methods to set a utility’s allowed return on equity, and these methods vary from jurisdiction to jurisdiction. In Ontario, the Ontario Energy Board sets the allowed return on equity for transmission and distribution companies. In doing so, it sets a percentage, and adjusts this percentage by applying a formula that takes into account the interest rates on certain government debt securities and a risk premium based on utility bond spreads. The allowed return on equity is reviewed and changed by the Ontario Energy Board annually.

Operational Cost Savings and Efficiencies

Utilities seek greater efficiency and cost savings, including from economies of scale, productivity improvements or the use of new technology and systems. These cost savings are typically passed on to customers in the form of lower rates. In a cost of service model for rates, this means that the lower costs may be reflected in a lower revenue requirement approved by the regulator in the utility’s next rate application, while the utility has the potential to retain cost savings that are achieved in the intervening years between rate decisions. In other words, in a cost of service model, cost savings, if any, are generally only retained by the utility until new rates are approved by the regulator. In a performance-based model for rates, the utility has the potential to retain some or all of the benefit of cost savings achieved in excess of those established by the regulator, thereby increasing its return on equity. The ability to demonstrate greater efficiency and cost savings in the operations of a utility is a key factor in a regulator’s decision to approve rates. This, together with the utility’s desire to increase profitability while keeping rates low, provides incentives for utilities to continue to seek more efficient ways to deliver their service to customers.

Relationship with Regulator

The ability of a utility to maintain a constructive relationship with its regulator is a key driver of value. This relationship lays the foundation for all decisions made by the regulator in respect of the utility’s business, including with respect to revenue requirements. The term “revenue requirement” refers to the amount that a utility is entitled to charge through rates that covers its cost of providing services plus the dollar amount of its allowed return on equity. A utility must justify and provide supporting evidence for its performance and forecasted cost of service. A rate-regulated utility seeks to obtain approval from its regulator for its revenue requirement in a manner that covers the actual costs of providing services and generates an adequate return on equity. To the extent that the utility earns any ancillary revenues from its regulated assets or personnel, these are subtracted from the revenue requirement.

Rate Applications in Ontario

Framework

The Ontario Energy Board is the regulator that approves electricity transmission and distribution rates in Ontario. Transmission rates are currently determined based on a cost of service model, while distribution rates are generally determined using a performance-based model. These models are reviewed and modified by the Ontario Energy Board from time to time. The Ontario Energy Board has indicated that it will provide guidance regarding how the policies in its performance-based framework for distribution rates may be applied to transmitters in the future.

Transmission Rates (Cost of Service Model)

In the current model for determining transmission rates in Ontario, a transmitter applies to the Ontario Energy Board for approval of its revenue requirement for each year covered by its rate application (typically two years in total). The revenue requirement for each year covers the anticipated costs of providing the service for that year and an amount that represents the allowable return on equity approved by the Ontario Energy Board.

Cost of Service ($)	+	Return on Equity ($)	=	Revenue Requirement ($)

For example, if a utility is applying for the approval of rates for 2017 and 2018, it may request a revenue requirement of $1,000 million for 2017 and $1,050 million for 2018. The cost of service would generally consist of: (i) income taxes (or payments in lieu of taxes), (ii) the utility’s cost of debt, (iii) depreciation on the utility’s assets, and (iv) operation, maintenance and administration costs.

The following diagram illustrates the components of a hypothetical transmitter’s revenue requirement of $1,000 million for a particular year.

Return on Equity	$200 million	Calculated by multiplying the allowed return on equity set by the regulator by the equity component of the utility’s rate base

Income Taxes	$50 million	Taxes or payments in lieu of taxes

Cost of Debt	$150 million	The approved cost of debt for the utility at the deemed capital structure

Depreciation	$300 million	Depreciation and amortization on transmission assets such as towers, stations and components

Operation, Maintenance and Administration Costs	$300 million	Labour, materials, equipment and other costs to operate and maintain the utility’s transmission system

Revenue Requirement	$1,000 million

In the example above, $800 million of the transmitter’s revenue requirement is to cover the transmitter’s anticipated cost of service for that year. The $200 million amount represents the allowed net after tax return on equity over and above the transmitter’s cost of service.

Distribution Rates (Performance-Based Model)

In the current model for determining distribution rates in Ontario, a utility applies to the Ontario Energy Board to have its cost of service reviewed as part of its application for distribution rates. However, the process for applying for distribution revenue requirements differs from the process for applying for transmission revenue requirements in the following ways:

•	the period covered by a distribution rate application is typically at least five years, which is longer than the typical period covered by a transmission rate application,

•	the utility applies for the approval of its revenue requirement only for the first year covered by the rate decision,

•	the revenue requirement for each of the subsequent years is determined based on a formula that accounts for inflation and certain productivity factors set by the regulator. The revenue requirement in these subsequent years is set on the assumption that the utility is lowering its cost of service over the period covered by the rate decision due to efficiency or productivity improvements,

•	the utility is permitted to retain all or a portion of the cost savings achieved in excess of those established by the regulator during the period covered by the rate decision, thereby allowing the utility to earn more than its allowed return on equity, and

•	the utility and the Ontario Energy Board must, as part of the application process, agree on a set of performance measures that the utility must meet and on which it must report on an ongoing basis to the Ontario Energy Board. These are intended to reduce the incentive of utilities to allow service or performance levels to deteriorate as the utilities lower their cost of service.

Under a performance-based model, the utility must effectively manage its business to earn its allowed return on equity over the period covered by the rate decision. Under this model, revenues earned from rates may not correspond to the utility’s actual costs.

Application Process

Transmitters and distributors must file a rate application with the Ontario Energy Board to seek approval of their revenue requirement, which forms the basis for the rates to be charged for the approved period. Hydro One typically files a rate application every two years for transmission rates, which are applicable for the prospective two year period. The period between its applications for distribution rates tends to be more variable, and depends on the type of application selected by Hydro One for distribution rates.

A rate application is supported by pre-filed evidence, which contains details on the various categories of expenses proposed to be incurred by the transmitter or distributor, including operations, maintenance and administration costs, depreciation and amortization, costs of debt and income taxes (or payments in lieu of taxes). A rate application will also include details on the capital expenditures proposed to be made.

Intervenors, such as consumer groups and other electricity industry participants, and staff of the Ontario Energy Board, may also participate in the applicant’s stakeholder activities, in technical conferences, and in the tribunal process itself, and they may also file questions and their own evidence. The parties may attempt to negotiate a full or partial settlement of the issues raised by the application. Unsettled issues are referred to a hearing, in which the applicant is required to defend its rate application through a written or oral hearing. After the completion of the hearing, the Ontario Energy Board issues a decision with reasons. In the case of rate proceedings, the applicant must submit a draft rate order reflecting the decision of the Ontario Energy Board. The Ontario Energy Board will approve the final rate order or request revisions to better reflect its decision.

Transmitters and distributors such as Hydro One must forecast and make assumptions regarding their expected costs and the demand for electricity during the periods covered by the rate application, and they must support their applications with information about prior or historical years and the current year. In Ontario, rate applications use “forward test years”, rather than historical test years, which means that rates are set based on forecasts and projections of electricity demand and costs of service in the years covered by the rate decision, rather than based on historical electricity demand and cost information, which may not accurately reflect actual future electricity demand and costs.

A transmitter or distributor may apply to the Ontario Energy Board during the period between rate decisions for the approval of “deferral accounts” or “variance accounts”, which are accounts used by the utility to track, among other items, unforeseen capital expenditures or particular operation, maintenance and administration costs incurred during that period that were not included in the utility’s last application for rates. The Ontario Energy Board will determine in connection with a subsequent rate application whether to allow a utility to include the assets produced from these capital expenditures in the utility’s rate base or to recover such costs in rates.

Once distribution rates are approved, the Ontario Energy Board has the right to revisit distribution rates in cases where the utility’s actual earnings are above or below 300 basis points of its allowed return on equity or if performance erodes to unacceptable levels.

BUSINESS OF HYDRO ONE

Business Segments

Hydro One is the largest electricity transmission and distribution company in Ontario. Hydro One owns and operates substantially all of Ontario’s electricity transmission network, and is the largest electricity distributor in Ontario by number of customers.

Hydro One has three business segments: (i) transmission; (ii) distribution; and (iii) other business (telecommunications).

Hydro One’s transmission business consists of owning, operating and maintaining Hydro One’s transmission system, which accounts for 96% of Ontario’s transmission network. This includes the Company’s 66% interest in B2M Limited Partnership, a limited partnership between Hydro One and the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line. The Company’s transmission business is a rate-regulated business that earns revenues mainly from charging transmission rates that must be approved by the Ontario Energy Board. Hydro One’s transmission business represented approximately 56% of its total assets as at June 30, 2015, and accounted for approximately 72% of its total net income in 2014. All of the Company’s transmission business is carried out by its wholly-owned subsidiary, Hydro One Networks Inc., except for the portion of its business held through B2M Limited Partnership, which the Company controls.

Hydro One’s distribution business consists of owning, operating and maintaining Hydro One’s distribution system, which it owns primarily through its wholly-owned subsidiary, Hydro One Networks Inc., the largest local distribution company in Ontario. The Company’s distribution system is also the largest in Ontario, and principally serves rural communities. The Company’s distribution business is a rate-regulated business that earns revenues mainly by charging distribution rates that must be approved by the Ontario Energy Board. Hydro One’s distribution business represented approximately 42% of its total assets as at June 30, 2015, and accounted for approximately 28% of its total net income in 2014. Hydro One’s distribution business also includes the business of its wholly-owned subsidiary, Hydro One Remote Communities Inc., which operates on a cost-recovery basis and supplies electricity to customers in remote communities in northern Ontario.

Hydro One’s transmission and distribution businesses are both operated through Hydro One Networks Inc. This allows both businesses to utilize common operating platforms, technology, work processes, equipment and field staff and thereby take advantage of operating efficiencies and synergies. For regulatory purposes, Hydro One Networks Inc. files separate rate applications with the Ontario Energy Board for each of its licensed transmission and distribution businesses.

Hydro One’s other business segment principally consists of its telecommunications business, which provides telecommunications support for the Company’s transmission and distribution businesses, and also markets and sells fibre optic capacity to telecommunications carriers and commercial customers with broadband network requirements. Hydro One’s other business segment is not rate-regulated. This segment represented approximately 2% of Hydro One’s total assets as at June 30, 2015, and accounted for less than 1% of its total net income in 2014. The telecommunications business is carried out by the Company’s wholly-owned subsidiary, Hydro One Telecom Inc.

Upon completion of this offering, Hydro One Limited will be one of Canada’s largest publicly-listed electricity companies, measured by assets. With a stable regulated business, strong “A” category credit ratings and projected increases in its rate base, Hydro One expects to continue generating stable and growing net cash from operating activities to fund its ongoing sustaining capital investments and to support a strong and growing dividend. The Company will operate independently of the Province and will be overseen by an experienced and independent board of directors.

Investment Highlights

Stable Regulated Cash Flows and Strong Balance Sheet

The transmission and distribution of electricity are essential infrastructure services. Hydro One’s transmission and distribution businesses are fully rate-regulated and represent 99% of its overall business, measured by revenues. These businesses generate stable and growing net cash from operating activities and net income. Hydro One’s net cash from operating activities grew to $1,256 million in 2014 from $892 million in 2009 and $911 million in 2004, representing a compound annual growth rate of 7.1% and 3.3% on a five and ten year basis, respectively. Hydro One’s net income grew to $747 million in 2014 from $470 million in 2009 and $498 million in 2004, representing a compound annual growth rate of 9.7% and 4.1% on a five-and ten-year basis, respectively.

Hydro One Inc. has been a reporting issuer in Canada for over 15 years and has been an active participant in the public debt markets. Hydro One Inc. has one of the strongest credit profiles of any public regulated electricity utility in Canada, with its debt currently rated A (stable) by Standard & Poor’s, A1 (negative) by Moody’s, and A (high) (stable) by DBRS. Hydro One Inc. has a strong track record of raising capital in the public debt markets, and has raised over $3.2 billion in gross proceeds through the sale of debt in the past three and a half years alone. Management expects that maintaining a strong credit profile and low cost of borrowing will be a key element of Hydro One’s business and regulatory strategy following this offering, and that Hydro One will have significant debt capacity to fund future investments.

Driven by a stable regulated business, strong “A” category credit ratings and projected increases in its rate base, Hydro One expects to continue generating stable and growing net cash from operating activities to fund its ongoing sustaining capital investments and to support a strong and growing dividend. Additionally, the Company intends to use a portion of its net cash from operating activities in combination with additional debt to fund future development capital investments.

Robust and Predictable Growth Profile

Additions to Rate Base through Approved Capital Expenditures

Hydro One must continually invest in its transmission and distribution businesses in order to provide safe and reliable electricity service and meet its obligations as a regulated utility. A significant number of Hydro One’s transmission and distribution assets were built in the 1960s and 1970s or earlier and are reaching the end of their service lives. The Company therefore expects that it will be required to make significant investments in its existing infrastructure over the long term. Over the past five fiscal years, the Company has spent an average of $1.5 billion per year on capital expenditures. When placed into service, these investments add to Hydro One’s rate base, which grew during that period from $11.6 billion to $16.3 billion, representing a compound annual growth rate of 7.1%.

The Company incurs capital expenditures to maintain safety, reliability and integrity of its transmission and distribution assets and to allow for prudent growth necessary to continue to meet the evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital expenditures, which are required to support the continued operation of Hydro One’s existing assets, and development capital expenditures, which involve both additions to existing assets and large scale projects such as new transmission lines and transmission stations. Sustaining capital expenditures are recurring in nature and involve less regulatory and completion risk compared to large scale development projects.

Hydro One anticipates that it will spend an average of $1.5 billion per year over the next five years on total capital expenditures, with sustaining capital expenditures representing an average of approximately 60% of total capital expenditures in each year. The Company anticipates that these investments will contribute to improved reliability, customer service and operating efficiencies, as well as increased net cash from operating activities and net income from a growing rate base.

Projected Capital Expenditures for Transmission and Distribution Businesses	2015	2016	2017	2018	2019
	(millions)
Transmission	$899	$866	$848	$839	$832
Distribution	$665	$669	$674	$678	$682
Total	$1,564	$1,535	$1,522	$1,517	$1,514

Projected Capital Expenditures by Category	2015	2016	2017	2018	2019
	(millions)
Sustaining	$905	$891	$955	$1,022	$978
Development	$470	$444	$381	$321	$379
Other	$189	$200	$186	$174	$157
Total	$1,564	$1,535	$1,522	$1,517	$1,514

Notes:

(1)	Projected capital expenditures may be considered forward-looking information, and reflect the Company’s current expectations and assumptions relating to projects contemplated in the Company’s capital expenditure programs and Ontario Energy Board approvals received to date. Transmission capital expenditures for 2015 and 2016 were previously approved by the board of directors of Hydro One Inc. and are consistent with the capital expenditures information presented in the most recent transmission rates application filed with the Ontario Energy Board, which led to the Ontario Energy Board’s approval of Hydro One’s 2015 rate order for transmission services. Distribution capital expenditures for 2015, 2016 and 2017 were previously approved by the board of directors of Hydro One Inc. and are consistent with the capital expenditures information presented in the most recent distribution rate application filed with the Ontario Energy Board, which led to the Ontario Energy Board’s distribution rates decision for Hydro One’s 2015, 2016 and 2017 years. Actual capital expenditures for any of the years referred to above may be greater or less than projected capital expenditures. See “Forward-Looking Information”. See “Risk Factors” for a discussion of material factors that could cause actual capital expenditures to differ from projected capital expenditures.

(2)	“Other” capital expenditures consist of special projects, such as those relating to information technology.

The impact of Hydro One’s capital expenditures on its rate base is illustrated in the following graph, which shows both the historical rate base of Hydro One for the past five fiscal years and its projected rate base over the next five fiscal years through the addition of assets that are anticipated to be placed into service.

Rate Base

($ millions)

Notes:

(1)	“CAGR” means compound annual growth rate.

(2)	Projected rate base may be considered forward-looking information. The rate base in each year represents the combined rate base for Hydro One’s transmission and distribution businesses. The transmission rate bases of Hydro One Networks Inc. for 2015 and 2016 have been approved by the Ontario Energy Board, subject to certain conditions in respect of in-service additions. The distribution rate bases of Hydro One Networks Inc. for 2015, 2016 and 2017, have been approved by the Ontario Energy Board. Transmission rate bases for 2017, 2018 and 2019, and distribution rate bases for 2018 and 2019, are projected based on Hydro One’s current expectations and assumptions regarding investments in its transmission and distribution infrastructure and the timing of assets being included in Hydro One’s rate base, and will be subject to Ontario Energy Board approval in connection with Hydro One’s rate applications for those years. Transmission rate bases for 2017, 2018 and 2019, and distribution rate bases for 2018 and 2019, as approved by the Ontario Energy Board, may be higher or lower than the rate bases shown. See “Forward-Looking Information”.

Development Capital Projects

Hydro One anticipates spending an average of approximately $400 million per year over the next five years on development capital projects for its transmission and distribution businesses. These capital projects typically involve longer development timelines. Hydro One has significant development experience, having designed and built substantially all of Ontario’s transmission system and a large portion of its distribution system. This includes the Bruce-to-Milton transmission project, which was completed in 2012 on budget and six months ahead of schedule. This was the largest transmission infrastructure project in Ontario in 20 years and involved the construction of approximately 700 transmission towers and approximately 180 kilometres of double circuit lines. More recently, Hydro One was selected to develop the Northwest Bulk Transmission Line, another large scale transmission project that, if approved by the Ontario Energy Board, would reinforce the connection between Thunder Bay and Dryden.

As the Company owns substantially all of Ontario’s transmission network, the Company believes that additional development opportunities for Hydro One may arise as a result of the requirement to connect new transmission lines to Hydro One’s transmission system, even where Hydro One may not be the developer of the new line. For instance, in the case of the East-West Tie Line, which is being developed by NextBridge Infrastructure, management estimates that Hydro One may need to invest over $100 million in station upgrades in order to connect the new line to Hydro One’s transmission system if the project is approved by the Ontario Energy Board.

Acquisition Opportunities

As the largest distributor in Ontario, Hydro One has been an active consolidator of local distribution companies. In the late 1990s and early 2000s, when significant changes were made to the electricity sector in Ontario, Hydro One acquired 88 individual local distribution companies, which were subsequently integrated into Hydro One’s distribution business (with the exception of Hydro One Brampton Networks Inc., which was operated as a stand-alone entity). More recently, the Company acquired Haldimand Hydro in June 2015 and Norfolk Power in August 2014, adding approximately 40,000 customers to its distribution network. A third Hydro One acquisition, of Woodstock Hydro, received Ontario Energy Board approval on September 11, 2015 and is expected to close later in 2015. Through these recent acquisitions, the Company will have increased its customer base by approximately 5%. Hydro One will continue to evaluate local distribution company consolidation opportunities in Ontario in the future and intends to pursue those acquisitions which deliver value to the Company and its shareholders.

Over time, the Company may also consider larger-scale acquisition opportunities or other strategic initiatives outside of Ontario to diversify its asset base and to leverage its strong operational expertise. These acquisition opportunities may include other providers of electrical transmission, distribution and other similar services in Canada or in the United States.

Significant Scale and Leadership Position in Ontario

Hydro One plays an essential role in the electricity system of Canada’s most populous province. Hydro One owns and operates substantially all of Ontario’s transmission system, and is also the largest electricity distributor in Ontario. Management believes that Hydro One’s significant scale and leading position in the electricity industry in Ontario provides it with several key competitive advantages that may not be available to smaller utilities, including:

•	a lower cost of borrowing and access to the public debt markets in order to fund its development and growth initiatives,

•	the ability to draw on a large and highly experienced in-house team of experts covering all key aspects of Hydro One’s business, including asset management, operations, post-outage recovery, project design, engineering, procurement, project management and construction,

•	the resources and commitment to prudently invest in innovation and continuous improvement initiatives to enhance customer service, improve the reliability and performance of Hydro One’s transmission and distribution systems and reduce operations, maintenance and administration costs,

•	a refined and comprehensive stakeholder engagement process that covers Hydro One’s customers, municipalities, remote communities and other parties,

•	extensive experience building and maintaining effective relationships with First Nations and Métis communities, and

•	a leading role in working with regulatory authorities on developments with respect to energy policy, regulatory changes, new transmission and distribution investments, regional planning and new technologies.

Management believes that these strengths have increased Hydro One’s operational effectiveness, helped it maintain a positive and constructive relationship with its regulators, customers and stakeholders and ultimately contributed to achieving successful outcomes in its applications for the approval of transmission and distribution rates, new development projects and the acquisition of local distribution companies.

Consistent and Stable, Rate-Regulated Environment

Hydro One’s transmission and distribution businesses operate in a stable, rate-regulated environment. Hydro One does not set the price of electricity and has nominal direct exposure to the cost of electricity because this cost is passed on directly to consumers. The rates approved by the Ontario Energy Board for transmission and distribution services are intended to allow utilities to recover their cost of providing services and earn an allowed return on equity, while achieving productivity gains for the mutual benefit of utilities and their customers.

Over the past six years, the Company’s allowed return on equity approved by the Ontario Energy Board has ranged from 8.39% to 9.66% for its transmission business and 9.30% to 9.85% for its distribution business.

Allowed Return on Equity
	2010	2011	2012	2013	2014	2015
Transmission	8.39%	9.66%	9.42%	8.93%	9.36%	9.30%
Distribution	9.85%	9.66%	9.66%	9.66%	9.66%	9.30%

Notes:

(1)	Management anticipates that the return on equity set by the Ontario Energy Board will be lower in 2016 compared to 2015 due to decreases in interest rates.

Historically, Hydro One has earned or exceeded its allowed return on equity on a consolidated basis.

Proven Senior Management Team and Experienced Independent Board of Directors

Following this offering, Hydro One Limited will operate as an independent, commercially-oriented public company, with an experience board of directors and senior leadership team. Hydro One’s current leadership has demonstrated the capability to execute Hydro One’s strategic plan and drive performance improvements and shareholder returns. As a shareholder of Hydro One Limited, the Province will engage in the business and affairs of Hydro One as an investor and not as a manager, as contemplated by the Governance Agreement. To support Hydro One’s new direction, a new board of directors and senior leadership team were appointed in connection with this offering. Members of the new board of directors meet high standards of independence, commercial experience and director expertise and will oversee the Company’s strategy, operations and growth as a publicly-listed company. The group includes Canadian business leaders, electricity sector experts, corporate directors and a former provincial Ombudsman.

Hydro One will be led by a highly experienced management team that together has extensive industry, operating and public company experience. Mayo Schmidt, the Company’s new President and Chief Executive Officer, was formerly the Chief Executive Officer of Viterra Inc. and its predecessor, Saskatchewan Wheat Pool. Mr. Schmidt has a track record of leading large scale business transformation and growth while generating value and benefits for investors, employees and customers. At Viterra, Mr. Schmidt transformed a relatively small regional co-operative into a publicly-held, multi-billion dollar corporation with nearly 7,000 employees and operations around the world. In recognition of his accomplishments at Viterra, Mr. Schmidt was named “Chief Executive of the Year in 2009” by Canadian Business Magazine. Michael Vels, the Company’s new Chief Financial Officer, was formerly the Chief Financial Officer of Maple Leaf Foods Inc. Mr. Vels brings to Hydro One considerable executive level experience in public company governance, debt and equity capital raising, mergers and acquisitions, business transformation and information technology. Mr. Schmidt and Mr. Vels join an established management team at Hydro One that has extensive experience with the Company’s operations, assets and regulators.

Transmission Business

Overview

Hydro One’s transmission business consists of owning, operating and maintaining Hydro One’s transmission system, which accounts for 96% of Ontario’s transmission network. This includes the Company’s 66% interest in B2M Limited Partnership, a limited partnership between Hydro One and the Saugeen Ojibway Nation, which owns most of the assets relating to specific Bruce-to-Milton transmission line assets. The Company’s transmission business is one of the largest in North America, and is a rate-regulated business that earns revenues mainly from charging transmission rates that must be approved by the Ontario Energy Board. The Company’s transmission rates are determined based on a cost of service model. Transmission rates are collected by the IESO and are remitted by the IESO to Hydro One on a monthly basis.

Transmission rates are based on monthly peak electricity demand across Hydro One’s transmission network. This gives rise to seasonal variations in Hydro One’s transmission revenues, which are generally higher in the summer and winter due to increased demand, and lower during other periods of reduced demand. Hydro One’s transmission revenues also include export revenues associated with transmitting excess generation to markets outside of Ontario. Ancillary revenue include revenues from providing maintenance services to generators and from allowing third parties to use certain Company lands.

Business

The Company’s transmission system serves substantially all of Ontario, with the exception of the Sault Ste. Marie, James Bay and Fort Erie areas, and transported approximately 139.8 TWh of energy throughout the province in 2014. Hydro One’s transmission customers consist of 48 local distribution companies (including Hydro One’s own distribution business) and 90 large industrial customers connected directly to the transmission network, including automotive, manufacturing, chemical and natural resources businesses. Electricity delivered over the Company’s transmission network is supplied by 116 generators in Ontario and electricity sourced from outside the province through interties.

The high voltage power lines in Hydro One’s transmission network are categorized as either lines which form part of the “bulk electricity system”, or “area supply lines”. Power lines which form part of the bulk electricity system typically connect major generation facilities with transmission stations and often cover long distances, while area supply lines serve a local region. Ontario’s transmission system is connected to the transmission systems of Manitoba, Michigan, Minnesota, New York and Québec through the use of interties, allowing for the import and export of electricity to and from Ontario.

Hydro One’s transmission assets were $12,822 million as at June 30, 2015 and include transmission stations, transmission lines, a control centre and telecommunications facilities. Hydro One has approximately 291 transmission stations and approximately 29,000 circuit kilometres of high voltage lines whose major components include cables, conductors and wood or steel support structures. All of these lines are overhead power lines except for approximately 274 circuit kilometres of underground cables located in certain urban areas.

B2M Limited Partnership is Hydro One’s partnership with the Saugeen Ojibway Nation with respect to the Bruce-to-Milton transmission line. B2M Limited Partnership owns the high-voltage transmission lines and related equipment, such as the steel support structures, conductors and foundations, while Hydro One owns the transmission stations that connect to the lines. Hydro One maintains and operates the Bruce-to-Milton line. It also owns the general partner of B2M Limited Partnership, and has a 66% economic interest in the partnership.

Hydro One’s transmission network is managed from a central location north of Toronto, Ontario. This centre monitors and controls the Company’s entire transmission network, and has the capability to remotely monitor and operate transmission equipment, respond to alarms and contingencies and restore and re-route interrupted power. There is a fully functional back-up facility which would be staffed in the event of an evacuation of the centre. The Company is currently developing plans to replace its current back-up facility with a new facility.

Hydro One uses special telecommunications systems that are necessary for the protection and operation of its transmission and distribution networks. These systems are subject to very stringent reliability and security requirements, as they must be secure and continue to function during periods of prolonged power outages. These systems help the Company meet its reliability obligations and facilitate the restoration of power following service interruptions.

Regulation

Transmission Rate Setting

In Ontario, transmission rates are currently determined based on a cost of service model. The Ontario Energy Board sets transmission rates based on a two-step process.

First, all transmitters, including Hydro One, apply to the Ontario Energy Board for the approval of their revenue requirements, which cover the transmitters’ cost of service for providing transmission services and allowed return on equity. Once approved by the Ontario Energy Board, transmission revenue requirements generally cover the subsequent two-year period with an acknowledged adjustment to occur in the second year to update for the then current cost of debt and return on equity.

Second, the Ontario Energy Board aggregates the total revenue requirements of all transmitters in Ontario and applies a formula in order to arrive at a single set of rates that are charged for the three types of transmission services applicable in Ontario. These consist of network services, line connection services and transformation connection services. The three separate rates charged for these services are the same for all transmitters, and are referred to in Ontario as “uniform transmission rates”.

Uniform transmission rates for all transmitters are set by the Ontario Energy Board on an annual basis, using the revenue requirements set out in the most recent rate decision issued with respect to each transmitter.

Applications to the Ontario Energy Board for the approval of a transmitter’s revenue requirements use a forward test year. See “Rate-Regulated Utilities – Rate Applications in Ontario – Application Process”. A transmitter earns more revenues from transmission rates when peak electricity demand is higher than forecast in its rate application, and conversely earns less revenues from transmission rates when peak electricity demand is lower than forecast in its rate application.

Recent Transmission Rate Applications

Hydro One and B2M Limited Partnership make separate applications for the approval of their revenue requirements for transmission services based on a cost of service model.

On January 8, 2015, the Ontario Energy Board approved Hydro One’s 2015 transmission rate order for transmission services, which provided for a revenue requirement of $1,477 million for 2015 and $1,516 million for 2016. These revenue requirements reflect an approved rate base of $9,651 million, return on equity of 9.30% and deemed capital structure of 60% debt and 40% equity. The Ontario Energy Board annually adjusts Hydro One’s revenue requirements previously approved in a rate decision to reflect more current costs of debt and return on equity. The adjustment to Hydro One’s 2016 revenue requirement will be reflected in a subsequent rate order. Management anticipates that the revenue requirement for 2016 will be adjusted downward due to an anticipated decrease in the allowable return on equity set by the Ontario Energy Board, reflecting lower interest rates.

B2M Limited Partnership is currently subject to an interim rate order that was approved by the Ontario Energy Board in December 2014. In March 2015, B2M Limited Partnership filed an application for revenue requirements covering the 2015 to 2019 period. B2M Limited Partnership has requested revenue requirements of $39 million for 2015, $36 million for 2016, $37 million for 2017, $38 million for 2018 and $37 million for 2019. A decision is expected in the fourth quarter of 2015.

For a summary of Hydro One’s recent applications to the Ontario Energy Board, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Developments in 2015 – Applications to the Ontario Energy Board”.

Reliability Standards for Transmission

The Company’s transmission business is required to comply with various rules and standards for transmission reliability, including mandatory standards established by the NERC and the NPCC, both of which are industry organizations involved in promoting and improving the reliability of transmission networks in North America. These reliability standards are enforced by both the IESO and the National Energy Board.

Among its standards, the NERC has also established and continues to issue revised requirements to ensure that utilities and other users, owners and operators of the bulk electricity system in North America have appropriate procedures in place to protect critical infrastructure from cyber-attack. Hydro One’s physical, electronic and information security processes have been and are being upgraded to meet these revised requirements. Hydro One expects to continue to perform additional work and incur further costs in order to comply with the NERC’s updated and revised standards.

Hydro One anticipates that the costs associated with meeting applicable reliability and critical infrastructure standards will be incurred annually over a number of years, and will be recovered in rates.

Regional Planning

The Ontario Energy Board oversees regional planning processes to ensure that transmission and distribution investments are coordinated at a regional level. The Ontario Energy Board has indicated it will rely on regional planning studies and reports to support rate applications submitted by transmitters and distributors and “leave to construct” applications submitted by transmitters. In Ontario, the regional planning process is led by the transmitter responsible for a particular geographic region. For this purpose, the province is divided into 21 regions. As Hydro One is the largest transmitter in Ontario, it plays a key role in the regional planning process and is responsible for leading the regional planning process in 19 of the 21 designated regions. The completion of the first cycle of regional plans is expected over the next two years. Once a plan is finalized and approved by the Ontario Energy Board, the transmitter responsible for each region will implement the recommended transmission investments and distributors in the region will implement the recommended distribution investments in their respective service territories.

In conducting the regional planning, Hydro One works closely with the IESO and all distributors in the region to jointly identify needs and develop transmission and distribution investment options. Hydro One also coordinates with the IESO on its Integrated Regional Resource Planning process.

Capital Expenditures

The Company’s transmission capital expenditure plan is designed to address Ontario’s changing generation profile, accommodate load growth in areas throughout Ontario and support the expected increase in renewable energy generation. Additionally, this plan seeks to sustain or improve Hydro One’s transmission reliability performance, as determined by measures such as the average length (in minutes) of unplanned interruptions per delivery point. The Company’s capital expenditure plans are included in Hydro One’s applications for transmission rates submitted to the Ontario Energy Board.

Investments in Hydro One’s existing infrastructure are critical in order to maintain the safety, reliability and integrity of its transmission network. The Company incurs both sustaining capital expenditures and development capital expenditures required to upgrade or to enhance Hydro One’s system capabilities and networks. Sustaining capital expenditures are those investments required to replace or refurbish lines or station components to ensure that existing transmission assets function as originally designed. Development capital expenditures include those investments required to develop and build large-scale projects such as new transmission lines and stations as well as smaller projects such as transmission line or station reinforcements, extensions or additions. The Company expects that it will be required to make significant investments in its existing infrastructure over the long term. The Company anticipates that it will spend $800 million to $900 million per year over the next five years on capital expenditures relating to its transmission business. See “Business of Hydro One – Investment Highlights – Robust and Predictable Organic Growth Profile”.

Hydro One’s plans to maintain, refurbish or replace existing assets are developed on the basis of maintenance standards, transmission asset condition assessments and end-of-service life criteria specific to each type of asset. Priorities are assigned to each type of investment based on the risks that it mitigates. Hydro One is continuously enhancing its asset planning process through the development and use of new tools. Multi-variable planning optimization software is employed to develop a prioritized portfolio of investments spanning Hydro One’s entire operations, in order to establish investment plans that manage the risks associated with electrical safety, reliability, environmental considerations, customer satisfaction and operational efficiencies.

A key input to Hydro One’s planning process and the optimization software is an accurate assessment of transmission asset condition. In 2013, Hydro One began using its Asset Analytics tool, which uses data regarding its assets and performance algorithms to improve its ability to establish transmission asset condition and criticality. The results from the tool support fact-based decisions regarding maintenance, refurbishment or replacement needs of specific assets and are a key input into the planning process.

The Company also engages with various stakeholders, including its customers, to determine the need, timing and technical solutions for new connection and transmission facilities or upgrades, as well as with affected communities and parties who may be impacted by the project. The Company also engages with First Nations and Métis communities whose rights may be affected as part of the project development process for new or upgraded transmission lines.

Competitive Conditions

The Company’s operations are currently limited to Ontario, where the Company operates and maintains substantially all of Ontario’s transmission system. Competition for transmission services in Ontario is currently limited. The adoption by the Ontario Energy Board of uniform transmission rates that apply to all transmitters also reduces the financial incentive for customers to seek alternative transmission providers, since each transmitter in Ontario charges the same uniform rate for transmission services. Hydro One competes with other transmitters for the opportunity to build new large-scale transmission facilities in Ontario. Management believes that Hydro One is well-positioned to pursue the development of such facilities. Hydro One does not compete with other transmitters with respect to investments which are made to sustain or develop its existing transmission infrastructure.

Distribution Business

Overview

Hydro One’s distribution business consists of owning, operating and maintaining Hydro One’s distribution system, which it owns primarily through Hydro One Networks Inc., the largest local distribution company in Ontario. The Company’s distribution system is also the largest in Ontario. The Company’s distribution business is a rate-regulated business that earns revenues mainly by charging distribution rates that must be approved by the Ontario Energy Board. The Company’s distribution rates are generally determined using a performance-based model, except for the distribution rates of Hydro One Remote Communities Inc., which are set on a cost recovery basis and do not include a return on equity.

Distribution revenues include distribution rates approved by the Ontario Energy Board and amounts to reimburse Hydro One for the cost of purchasing electricity delivered to its distribution customers. Distribution revenues also include minor ancillary service revenues, such as fees related to the joint use of the Company’s distribution poles by participants in the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.

As at June 30, 2015, Hydro One’s distribution assets were $9,888 million, including Hydro One Brampton Networks Inc. Hydro One’s current distribution business no longer includes the business of Hydro One Brampton Networks Inc. as on August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to a company wholly-owned by the Province. See “Pre-Closing Transactions” for additional detail concerning the transfer and related transactions.

Business

During 2014, Hydro One (excluding Hydro One Brampton Networks Inc.) delivered electricity through its distribution network to approximately 1.2 million residential and business customers, most of whom are located in rural areas, as well as 56 local distribution companies.

Hydro One’s distribution system (excluding Hydro One Brampton Networks Inc.) includes approximately 122,000 circuit kilometres of primary low-voltage distribution lines and approximately 1,000 distribution and regulating stations. Other distribution assets include poles, transformers, service centres and equipment.

Hydro One’s distribution system was designed to service a rural territory. Because of the lower population density in the Company’s service territory, the Company’s costs to provide distribution services may be higher than distributors who service urban areas. As well, unlike the distribution systems found in urban areas, Hydro One’s distribution system was not designed to be inter-connected in loops with other distribution lines, with the result that interruptions experienced at any point along a distribution line in Hydro One’s network can cause all customers downstream of the interruption point to lose power. Fallen trees and component failures on the Company’s distribution lines require immediate repair or replacement in order to restore service. As a result, the Company engages in vegetation management activities to maintain the reliability of Hydro One’s distribution system on a preventative basis. This consists of the trimming or removal of trees to lower the risk of contact with distribution lines, thereby reducing the risk of power outages. The Company’s monitoring systems assist with determining areas of priority and with system restoration. The Company relies on its full-time workforce of local line crews for these preventive power outage and restoration activities.

The Company completed the acquisitions of Haldimand Hydro in June 2015 and Norfolk Power in August 2014, adding approximately 40,000 customers to its distribution network. A third acquisition – Hydro One’s acquisition of Woodstock Hydro – received Ontario Energy Board approval on September 11, 2015 and is expected to close later in 2015. Woodstock Hydro has approximately 15,000 customers. Through these acquisitions, the Company will have increased its customer base by approximately 5%. Customers of Haldimand Hydro and Norfolk Power have seen, and customers of Woodstock Hydro are expected to see, a reduction in their monthly distribution rates, as well as a freeze in distribution rates for five years.

Hydro One is committed to continuously improving customer service and putting customers first. This includes specific, measurable commitments to customers that encompass all areas of service, backed-up by best-in-class practices and performance metrics that Hydro One will share openly with its customers. The Company implemented a new billing system in 2013 as part of a larger initiative to adopt a new enterprise management platform. In connection with this implementation, some of Hydro One’s customers experienced problems with their electricity bills, including errors or delays in receiving bills. The Company corrected the cause of these errors and delays and sought to address the resulting inconvenience caused to customers. Hydro One’s new billing system is now outperforming its previous system in terms of timeliness, accuracy and reliability. Better processes have also been implemented for addressing and resolving billing issues in a timely manner. For the second quarter of 2015, “billing accuracy”, as defined by the Ontario Energy Board, was 98.6% against Hydro One’s target of 98.0% (assuming the approval by the Ontario Energy Board of an exemption application excluding certain customers from this calculation), and the Company’s internal measure of billing quality was 99.8% against a target of 99.0%. Further action and improvements are continuing to be pursued. Despite having taken these measures, the Company understands that a customer of Hydro One has commenced an action, proposed as a class action, alleging improper billing and account management practices in connection with the implementation of Hydro One’s billing system. This claim is in a very early stage and has not been certified as a class action. Hydro One intends to defend the action. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Developments in 2015 – Class Action Lawsuit”.

Hydro One’s distribution business is involved in the connection of new sources of electricity generation, including renewable energy. Hydro One invests in upgrades and modifications to its distribution system in order to accommodate these new sources of generation and ensure the continued reliability of its distribution network. Hydro One has connected approximately 13,000 small, mid-size and large embedded generators to its distribution network, including approximately 12,200 generators with capacities of up to 10 kW. Hydro One also currently has approximately 1,500 generators that are pending connection.

As the largest distributor in Ontario, Hydro One played a major role in the installation of smart meters and the migration of distribution customers to time of use pricing. Smart meters are regarded by the Province and Hydro One as an integral means of promoting a culture of conservation. As of December 31, 2014, Hydro One had installed approximately 1.4 million smart meters (including smart meters for customers of Hydro One Brampton Networks Inc.), which provide customers with access to information about their electricity consumption on a daily basis, allowing customers to change their electricity consumption patterns and reduce their costs. Hydro One has completed all material activities associated with the implementation of smart meters, and has transitioned the vast majority of its customers to time of use pricing.

Hydro One’s distribution business also includes the business of its wholly-owned subsidiary, Hydro One Remote Communities Inc., which supplies electricity to customers in remote communities in northern Ontario. Electricity used by these remote communities is produced by diesel generators, supplemented by small amounts of wind or hydroelectric generation. Hydro One operates this business on a cost recovery basis.

Regulation

Distribution Rates

In Ontario, distribution rates are determined using a performance-based model set out in the Ontario Energy Board’s Renewed Regulatory Framework for Electricity Distributors: A Performance-Based Approach, which is sometimes referred to as the “RRFE”. Under the RRFE, which was issued in 2012, distributors in Ontario may choose one of three rate-setting methods, depending on their capital requirements:

•	4th Generation Incentive Rate-Setting – suitable for distributors that anticipate some incremental investment needs will arise during the plan term,

•	Custom Incentive Rate-Setting – suitable for those distributors with large or highly variable capital requirements, and

•	Annual Incentive Rate-Setting Index – suitable for distributors with limited incremental capital requirements.

The RRFE contemplates that a distributor will apply for the approval of its revenue requirement for an initial base year covered by the rate decision. The revenue requirement for subsequent years is determined based on a formula that accounts for inflation and certain productivity factors set by the regulator. The revenue requirement in these subsequent years is set on the assumption that the distributor is lowering its cost of service over the period covered by the rate decision due to efficiency or productivity improvements. The RRFE allows the distributor to retain all or a portion of the cost savings achieved in excess of those established by the regulator during the period covered by the rate decision. This allows the distributor to earn more than its allowed return on equity.

The RRFE provides incentives for distributors to achieve certain performance outcomes, namely:

•	Customer Focus – services are provided in a manner that responds to identified customer preferences,

•	Operational Effectiveness – continuous improvement in productivity and cost performance is achieved, and utilities deliver on system reliability and quality objectives,

•	Public Policy Responsiveness – utilities deliver on obligations mandated by government, and

•	Financial Performance – financial viability is maintained and savings from operational effectiveness are sustainable.

A distributor must submit proposed performance measures as part of its application for distribution rates under the RRFE. The Ontario Energy Board issued its report, Performance Measurement for Electricity Distributors: A Scorecard Approach, which sets out its policies on measures to assess a distributor’s effectiveness and methods of improvement in achieving the performance outcomes referred to above. The scorecard currently contains quantitative measures in the areas of service quality, customer satisfaction, safety, system reliability, asset management, cost control and financial ratios.

Distributors may also propose their own performance measures for approval by the Ontario Energy Board. In its most recent distribution application, Hydro One submitted eight additional quantitative measures relating to areas that will be the subject of increased spending levels over the next few years, such as pole replacements, distribution station refurbishments and vegetation management. Distributors are required to report to the Ontario Energy Board on their performance against the performance measures approved as part of their most recent rate decision.

The Ontario Energy Board’s review process under the RRFE follows a similar process to that of a transmission rate application for the review of the anticipated cost of service for providing distribution services, other than as noted above. Once the revenue requirement for distribution services is determined, it is allocated across the distributor’s customer rate classes using a methodology approved by the Ontario Energy Board. This results in the setting of individual rates for distribution services based on each customer rate class. Customer rate classes for Hydro One are reflective of the size and type of customer (such as residential, small commercial, large commercial/industrial, etc.) and are in part tied to the population density of the areas served (such as high density urban areas, medium density areas, and low density rural areas). Hydro One currently has 13 customer classes.

Unlike uniform transmission rates, distribution rates in Ontario are not the same for all distributors and reflect the particular circumstances of each distributor, including its own costs of providing electricity service to its own particular customers. The recently issued Ontario Energy Board policy, A New Distribution Rate Design for Residential Electricity Customers, will change the current distribution rate design (a combination of a fixed monthly rate and a variable charge) to a fixed monthly charge only. Implementation will occur over the next four years.

The OEB has also initiated a working group to consider possible changes to the design of rates for commercial industrial customers. Changes to rate design will not impact the rates revenue requirement to be collected for each customer class.

Distribution Rate Applications

The Company’s distribution rates, other than the distribution rates of Hydro One Remote Communities Inc., are determined using a performance-based model.

In December 2013, Hydro One filed its 2015 to 2019 distribution rate application with the Ontario Energy Board under the RRFE framework. Hydro One selected the Custom Incentive Rate-Setting option because it believed that this option most closely fit the Company’s circumstances, as the Company is contemplating significant capital expenditures over the term of its application, which would have been in excess of what would be permitted under the two other RRFE rate application options. On March 12, 2015, the Ontario Energy Board issued a decision regarding Hydro One’s distribution rates for a three year period from 2015 to 2017, providing for a revenue requirement of $1,326 million for 2015, $1,430 million for 2016 and $1,486 million for 2017. The 2015 revenue requirement reflects an approved rate base of $6,552 million, return on equity of 9.30% and a deemed capital structure of 60% debt and 40% equity. The rates are effective as of January 1 in each year. Hydro One’s revenue requirement for 2016 and 2017 are anticipated to be adjusted to reflect more current costs of debt and return on equity. These adjustments will be reflected in subsequent rate orders. Management anticipates that the revenue requirement for 2016 will be adjusted downward due to an anticipated decrease in the allowable return on equity set by the Ontario Energy Board, reflecting lower interest rates.

Hydro One filed its application as a “Custom Cost of Service” application and included within the application certain productivity improvements and cost performance metrics. However, the Ontario Energy Board did not consider Hydro One’s application to be sufficiently aligned with the objectives of the RRFE policy to approve the application as presented. The Ontario Energy Board approved rates for 2015, 2016 and 2017 using a cost of service methodology, based on the evidence that was provided. The Ontario Energy Board directed Hydro One to enhance its next distribution rate application in the areas of outcome-based regulation, externally imposed incentives, benchmarking, continuous improvement and value to customers. This includes the preparation of a number of benchmarking and cost related studies in order to provide the necessary benchmarking evidence and incentives for continuous improvement. Hydro One intends to comply with these directions.

Hydro One Remote Communities Inc. is not subject to the Ontario Energy Board’s performance-based model for rate-setting, as it is exempt from certain provisions of the Electricity Act which relate to the competitive market. Hydro One Remote Communities Inc. applies for rates on an annual basis. The Ontario Energy Board has approved its distribution rates for 2015. The distribution rates of Hydro One Remote Communities Inc. are set on a cost recovery basis and do not include a return on equity.

For a summary of Hydro One’s recent applications to the Ontario Energy Board, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Developments in 2015 – Applications to the Ontario Energy Board”.

Conservation and Demand Management

Conservation initiatives are becoming a more important part of energy policy in Ontario and other jurisdictions. Conservation and demand management (“CDM”) requirements in Ontario require distributors to achieve specific energy savings targets by encouraging their customers to reduce their energy usage. Distributors seek to achieve these targets through a number of different initiatives, including by offering customers energy saving devices for use at home, cash rebates for the purchase of energy efficient appliances and incentives for the purchase of energy efficient lightbulbs and other products. Distributors are responsible for developing and submitting CDM plans and reporting on their progress towards achieving specific energy-savings targets. The IESO oversees compliance with CDM requirements in Ontario, and also reimburses distributors for the costs of complying with CDM requirements. Hydro One expects that its costs of complying with CDM requirements will be fully reimbursed by the IESO. As a result, CDM-related costs that are reimbursed by the IESO are not included in Hydro One’s rate applications to the Ontario Energy Board.

Distributors in Ontario are collectively required to achieve a total of 7 TWh of electricity savings by December 31, 2020, with each local distribution company being allocated individual energy-savings targets. Hydro One Networks Inc.’s distribution business was assigned a peak demand reduction target of approximately 214 MW and an energy reduction target of 1,130 GWh for the 2011-2014 years, which was equivalent to approximately a 5% peak demand reduction and a 5% energy reduction. Hydro One Networks Inc. achieved less than its reduction targets.

New targets and budgets were allocated to distributors in October 2014. Hydro One Networks Inc.’s 2015-2020 CDM savings target is 1,159 GWh. Hydro One Networks Inc.’s CDM plan was approved by the IESO on July 8, 2015.

Capital Investments

Hydro One is continually engaged in the replacement of distribution assets that have reached the end of their service lives. Capital expenditures for the Company’s distribution business in the near term are anticipated to focus on new load connections, trouble calls and storm damage, wood pole replacement, and system capability reinforcement. In addition, the Company expects to continue to construct new distribution lines and stations in the future in response to system growth forecasts, continued suburban community development, high load relief requirements and requirements to connect new sources of generation.

Hydro One is continuing its efforts to make the distribution system more efficient and reliable, including investments in Hydro One’s smart grid project, which it refers to as its Distribution Modernization Project. The Distribution Modernization Project involves the development of a functioning smart grid located in Owen Sound, Ontario. Through this project, Hydro One is piloting, testing, validating and creating a foundation for implementing a smart grid on a larger scale in order to enable distributed generation integration, improve reliability and operations, and enhance outage restoration and network planning. Work on the initial phase of the Distribution Modernization Project is expected to be completed by 2017.

Competitive Conditions

Hydro One’s distribution service area is set out in its licence issued by the Ontario Energy Board. Only one distributor is permitted to provide distribution services in a service territory, and distributors have exclusive rights to provide service to new customers located within their service territory. As a result, there is very little direct competition for distribution services in Ontario, except near the borders of adjoining service territories where a distributor may apply to the Ontario Energy Board to claim the right to serve new customers who are not currently connected to its distribution grid. In order to create more efficiency in the distribution sector, the Council has endorsed the need for faster consolidation among local distribution companies in Ontario. This may result in competition for acquisition or merger opportunities. Potential acquirors may include strategic and financial buyers, in addition to other local distribution companies.

Other Business

Hydro One’s other business segment principally consists of its telecommunications business, which provides telecommunications support for the Company’s transmission and distribution businesses, and also markets and sells fibre optic capacity to telecommunications carriers and commercial customers with broadband network requirements. This business is carried out by its wholly-owned subsidiary, Hydro One Telecom Inc.

Hydro One’s telecommunications business is not rate-regulated. However, Hydro One Telecom Inc. is registered with the Canadian Radio-television and Telecommunications Commission as a non-dominant, facilities-based carrier, providing broadband telecommunications services in Ontario with connections to Montreal, Québec, Buffalo, New York and Detroit, Michigan.

First Nations and Métis Communities

Management believes that building and maintaining effective relationships with First Nations and Métis communities is important to achieving the Company’s corporate objectives. Hydro One is committed to working with First Nations and Métis peoples in a spirit of cooperation and shared responsibility, which it believes it has been able to demonstrate by developing an equity partnership with the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line. Hydro One’s First Nations and Métis Relations policy guides all employees of Hydro One, and the Company has a dedicated team responsible for First Nations and Métis matters. Hydro One has several programs in place to ensure that the interests of First Nations and Métis communities and their citizens are considered and addressed. These include dedicated summer student positions, pre-apprenticeship training opportunities, scholarships which provide opportunities for work terms, First Nations and Métis procurement procedures and community investments.

The Company’s engagement with First Nations and Métis communities is overseen by the Company’s Health, Safety, Environment and First Nations & Métis Committee. This Committee is responsible for assisting the Board in discharging the Board’s oversight responsibilities relating to effective occupational health and safety and environmental policies and practices at Hydro One, and its relationship with First Nations and Métis communities.

Employees and Outsourced Services

Hydro One has a highly skilled and flexible work force of over 5,400 regular employees and over 3,300 non-regular employees province-wide, comprising a mix of skilled trades, lines staff, engineering, professional, managerial and executive personnel. Employees work on a variety of projects covering different aspects of the Company’s business, which include field work in relation to the Company’s transmission and distribution networks, engineering and construction services and stations and operations and maintenance activities. Hydro One’s experienced engineering and construction services team was responsible for designing and building Hydro One’s transmission system, with approximately one-third of the engineering, procurement and construction work being executed by external contractors.

Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for variable workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to access highly trained and appropriately skilled workers on a project-by-project basis. This provides the Company with more flexibility to address seasonal needs and unanticipated changes to its budgeted work programs. The Company also offers apprenticeship and technical training programs to ensure that future staffing needs will continue to be met.

Hydro One’s capital projects are staffed using a combination of in-house engineering, design, procurement, project management, construction and commissioning personnel and third party service providers who may be contracted to provide some or all of these services, depending on the circumstances. Decisions with respect to the use of third party service providers are made based on the complexity of the capital project, estimated cost differential and an evaluation of various risks and factors. These factors include project risk, potential risks to other assets of Hydro One, the impact on customers and worker safety considerations. Hydro One’s experienced hiring hall construction staff is typically utilized for sustainment work on assets involving working in a “live” electricity environment, while third parties are typically engaged for new construction, standard design work or lower risk projects. All construction personnel, regardless of their source, are unionized.

To gain efficiencies and cost reductions, Hydro One has outsourced certain non-core functions, including facilities management services with respect to its stations and other facilities, and certain back-office services such as information technology, payroll, supply chain, call centre and accounting services. Inergi LP (an affiliate of Capgemini Canada Inc.) provides the Company with back-office services and call centre services under an agreement that expires on December 31, 2019 for back-office services and February 28, 2018 for call centre services. The Company has an option to renew the agreement for two additional terms of one year each. Brookfield Global Integrated Solutions (formerly Brookfield Johnson Controls Canada) provides the Company with facilities management services under an agreement that expires on December 31, 2024, with an option in favour of the Company to renew the agreement for an additional term of three years.

The following table sets out the number of Hydro One employees represented by unions as of June 30, 2015. The Company also has 614 regular management employees and 28 non-regular management employees.

Union	Regular Employees	Non-Regular Employees
Power Workers’ Union	3,455	1,932	(1)
The Society of Energy Professionals	1,402	55
Canadian Union of Skilled Workers and construction building trade unions(2)	0	1,351

Notes:

(1)	Includes 1642 non-regular “hiring hall” employees covered by the Power Workers’ Union agreement.

(2)	Employees are jointly represented by both unions. The construction building trade unions have collective agreements with the Electrical Power Sector Construction Association (“EPSCA”).

The Power Workers’ Union represents the majority of the skilled trade personnel employed by Hydro One. On April 14, 2015, Hydro One Inc. reached an agreement with the Power Workers’ Union for the renewal of their collective agreement. This new collective agreement was ratified by the board of directors of Hydro One Inc. on July 21, 2015 and by the Power Workers’ Union on July 3, 2015. The agreement is for a three-year term, covering the period from April 1, 2015 to March 31, 2018. It provides a 1% wage increase annually to the employees represented by the Power Workers’ Union, which is offset by savings derived from flexibility negotiated in the collective agreement, including new contracting-out provisions. Under the renewal collective agreement, employees represented by the Power Workers’ Union will also be subject to increased annual employee pension contributions. Regular employees who were contributing to the Hydro One Inc. pension plan as of April 1, 2015 will receive, while they remain employed by Hydro One, lump sum cash payments in 2015 and 2016 and annual share grants for a 12 year period after that, made possible as a result of increased employee pension contributions. The share grants will be made under an employee share grant plan to be established by Hydro One Limited prior to the closing of this offering. See “Share Grant Plans”. The annual share grant per participant under such plan will be based on 2.7% of an eligible employee’s salary as at April 1, 2015. New employees will be subject to the pension contribution increases but will not be eligible for these cash payments and share grants.

The Society of Energy Professionals represents professional and first-level supervisory staff employed by Hydro One. On July 24, 2015, Hydro One Inc. reached an agreement with The Society of Energy Professionals for an early renewal collective agreement. This new collective agreement was ratified by the board of directors of Hydro One Inc. on August 11, 2015 and by The Society of Energy Professionals on August 31, 2015. The agreement is for a three-year term, covering the period from April 1, 2016 to March 31, 2019. It provides a 0.5% wage increase annually to the employees represented by The Society of Energy Professionals, which is offset by savings derived from flexibility within the collective agreement. Under the renewal collective agreement, employees represented by The Society of Energy Professionals will also be subject to increased annual employee pension contributions. Regular employees who were contributing to the Hydro One Inc. pension plan as September 1, 2015 will receive, while they remain employed by Hydro One, lump sum cash payments in 2016 and 2017 and annual share grants for a 12 year period after that, made possible as a result of increased employee pension contributions. The share grants will be made under an employee share grant plan to be established by Hydro One Limited prior to the closing of this offering. See “Share Grant Plans”. The annual share grant per participant under such plan will be based on 2.0% of an eligible employee’s salary as at September 1, 2015. New employees will be subject to the pension contribution increases but will not be eligible for these cash payments and share grants.

Regular employees represented by The Society of Energy Professionals who are not participants in the employee share grant plan referred to above or whose participation has ended will have the opportunity to participate in an employee share ownership plan to be established by Hydro One Limited. Participants under this plan may elect to contribute between 1% and 4% of their base salary to the plan, with the Company matching 25% of each participant’s total contributions, subject to a two year holding requirement. Common shares delivered under this plan will be purchased on the open market.

On July 28, 2015, Hydro One Inc. and the Canadian Union of Skilled Workers reached a renewal collective agreement for a three-year term, covering the period from May 1, 2014 to April 30, 2017. The agreement was ratified by the board of directors of Hydro One Inc. on August 31, 2015 and remains subject to ratification by the Canadian Union of Skilled Workers.

The EPSCA is an employers’ association of which Hydro One Inc. is a member. A number of the EPSCA construction collective agreements, which bind Hydro One Inc., expired on April 30, 2015. Tentative agreements have been reached with the United Association of Plumbers and Pipefitters, the Boilermakers, and the Insulators for a five-year term, covering May 1, 2015 to April 30, 2020. These agreements have been ratified by the board of directors of the EPSCA and the unions. Negotiations for renewals for the remaining collective agreements have commenced.

Health, Safety and Environmental Management

Hydro One has integrated the management of health and safety into a single Health, Safety and Environment Management System, which holds OHSAS 18001 registration and is ISO 14001 compliant. OHSAS 18001 is an international recognized standard for occupational health and safety management systems. Effective risk assessment and management are key elements to the successful minimization of risk and performance improvements. Within

Hydro One, health, safety and environmental hazards and risks have been identified and assessed and controls have been implemented to mitigate significant risks. The Company has policies in place regarding health and safety, public safety, environmental and workplace human rights and anti-harassment.

In January 2015, Hydro One Networks Inc. was designated a “Sustainable Electricity Company”. The Sustainable Electricity Company™ brand mark is a designation established by the Canadian Electricity Association. Companies that wish to use the Sustainable Electricity Company™ brand mark must commit to core subjects, issues and related actions and expectations contained in the standard that are deemed applicable and significant to the Company and its stakeholders. The brand mark is granted for five years, with the option for renewal thereafter. The use of the Sustainable Electricity Company™ brand mark demonstrates Hydro One’s commitment to responsible environmental, social and economic practices, and to the principles of sustainable development.

Given the nature of the work undertaken by Hydro One employees, health and safety remains one of the Company’s top priorities. The Company is committed to creating and maintaining an injury-free workplace and maintaining public safety through a concentrated focus on the elimination of serious injuries or “near-misses” which have the potential to cause serious injuries. The Company has developed and is continuing to develop a number of programs and initiatives for accident prevention and to minimize the risk of injury to the public associated with its facilities and operations.

Measures are in place to monitor, on a regular basis, health, safety and environment performance using proactive and reactive measures and/or qualitative and quantitative measures. The 10 year evolution of Hydro One’s recordable rate, its key health and safety performance measure, has seen an approximate 75% reduction. All measures are monitored by management and by the Health, Safety & Environment and First Nations & Métis Committee. Management compensation has been tied, in part, to success in achieving annual health and safety performance targets. A program allowing for an effective early and safe return to work has allowed the Company to ensure that, when injuries occur, employees recover and return to the workplace as soon as possible.

In 2015, Hydro One continued with its “Journey to Zero” safety initiative that was started in 2009. This initiative compares Hydro One to other companies to see where performance gaps might exist. Safety perception assessments were completed in 2009 and 2013 and will continue in 2015. The results of these assessments identify opportunities for improvement and the development of new health and safety initiatives using cross-functional teams from across the province.

Environmental Regulation

Hydro One is subject to extensive federal, provincial and municipal regulation relating to the protection of the environment that governs, among other things, environmental assessments, discharges to water and land and the generation, storage, transportation, disposal and release of various hazardous substances. Estimated environmental liabilities are reviewed annually or more frequently if significant changes in regulation or other relevant factors occur. Estimated changes are accounted for prospectively.

Permits and Approvals

The Company is required to obtain and maintain specified permits and approvals from federal, provincial and municipal authorities relating to the design, construction and operation of new and upgraded transmission and distribution facilities. Examples include environmental assessment approvals, permits for facilities to be located in parks or other regulated areas, water crossing permits, and approvals to discharge to air and water. Some projects may require environmental approvals from the federal government. Interconnections with neighbouring utilities in other provinces and states also require federal approval and will be subject to federal regulatory review.

In general, larger projects are subject to an individual environmental assessment process. The majority of approvals fall under a class environmental assessment process which provides for more streamlined approvals. The scope, timing and cost of environmental assessments are dependent on the scale and type of project, the location (urban versus rural), the environmental sensitivity of affected lands and the significance of potential environmental effects.

Regulation of Releases

Federal, provincial and municipal environmental legislation regulates the release of specific substances into the environment through the prohibition of discharges that will or may have an adverse effect on the environment. Spills and leaks of substances occur in the course of our normal operations. Accordingly, Hydro One has spill, leak prevention and leak mitigation programs involving the testing, replacement, repair and installation of containment systems including re-gasketting of transformers and sulphur-hexafluoride filled equipment. In addition, the Company has an emergency response capability which the Company believes is sufficient to minimize the environmental impact of spills and to comply with its legal obligations.

Hazardous Substances

Hydro One manages a number of hazardous substances, such as PCBs, herbicides, and wood preservatives. In addition, some facilities have substances present which are designated for special treatment under occupational health and safety legislation, such as asbestos, lead and mercury. The Company has environmental management programs in place to deal with PCBs, herbicides, asbestos, and other hazardous substances.

Land Assessment and Remediation

Hydro One has a voluntary land assessment and remediation program in place to identify and, where necessary, remediate historical contamination that has resulted from past operational practices and uses of certain long-lasting chemicals at the Company’s facilities. These programs involve the systematic identification of any contamination at or from these facilities and, where necessary, the development of remediation plans for the Company’s properties and affected adjacent private properties. Future consolidated expenditures related to Hydro One’s land assessment and remediation program are currently estimated at approximately $66 million. These expenditures are expected to be spent over the period ending 2023. The consolidated expenditures on this program for 2014 were approximately $13 million. These costs are expected to be recovered in the Company’s transmission and distribution rates.

Insurance

Hydro One maintains insurance coverage, including liability, all risk property, boiler and machinery and directors’ and officers’ insurance. The Company also maintains other insurance coverage that is required by law, covering risks such as automobile liability, pesticide liability and aircraft liability. The Company does not have insurance for damage to its transmission and distribution wires, poles or towers located outside transmission and distribution stations, including damage caused by severe weather, other natural disasters or catastrophic events or for environmental remediation costs. The Ontario Energy Board has generally permitted the recovery of costs associated with extreme weather events, such as the ice storm that occurred in 1998.

USE OF PROCEEDS

Hydro One will not receive any proceeds from the sale of the common shares by the Province.

The net proceeds of this offering to the Province will be $     ●     ($     ●    , assuming the exercise of the Over-Allotment Option in full), after deducting the Underwriters’ Fee (assuming that 70% of the common shares offered under this prospectus are sold to institutional investors), but excluding the expenses of the offering set out on the cover page of this prospectus, all of which will be borne by the Province.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following presents historical and pro forma summary consolidated financial information of Hydro One Inc., in each case, for the periods ended and as at the dates indicated below. The selected consolidated financial information has been derived from the unaudited interim financial statements of Hydro One Inc. as at and for the three and six month periods ended June 30, 2015 and June 30, 2014 and the audited consolidated financial statements of Hydro One Inc. as at and for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 appearing elsewhere in this prospectus. Hydro One’s historical results for any prior period are not necessarily indicative of its results to be expected in any future period. The selected pro forma condensed financial information as at and for the six months ended June 30, 2015 and for the year ended December 31, 2014 has been derived from the unaudited pro forma condensed consolidated financial statements of Hydro One Inc. appearing elsewhere in this prospectus, and give effect to the transactions described in the notes to those statements as if they had occurred on January 1, 2014 for the unaudited pro forma condensed consolidated statements of operations and June 30, 2015 for the unaudited pro forma condensed consolidated balance sheet. Those transactions relate to the following events:

•	the payment by Hydro One Inc. and certain of its subsidiaries of the “departure tax”, as described in “Departure Tax”,

•	the recognition by Hydro One Inc. of a deferred tax asset as a consequence of leaving the PILs regime and entering the corporate tax regime (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Results of Operations – Payments in Lieu of Corporate Income Taxes”),

•	the recapitalization of Hydro One Networks Inc., as described in “Pre-Closing Transactions”, and

•	the transfer of all of the issued and outstanding shares of Hydro One Brampton Networks Inc. to a company wholly-owned by the Province, as described in “Pre-Closing Transactions”.

The selected pro forma condensed financial information is unaudited, for informational purposes only, and not necessarily indicative of what Hydro One Inc.’s financial position or results of operations would have been had such transactions been completed as at the dates indicated and does not purport to represent what the financial position or results of operations might be for any future period.

The following information should be read in conjunction with “Risk Factors”, “Consolidated Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements of Hydro One Inc., and the unaudited pro forma condensed consolidated financial statements of Hydro One Inc. and the related notes included elsewhere in this prospectus. The financial statements of Hydro One Inc. included in this prospectus have been prepared in accordance with U.S. GAAP.

	Six Months Ended June 30
Statement of Operations Data(1)	2015	2015	2014
	(pro forma)
	($, in millions)
Revenues
Distribution	2,320	2,574	2,497
Transmission	770	770	804
Other	27	27	29

Total revenues	3,117	3,371	3,330

Costs
Purchased power	1,590	1,808	1,746
Operation, maintenance and administration	546	560	645
Depreciation and amortization	368	377	348

Total costs	2,504	2,745	2,739

Income before financing charges and provisions for payments in lieu of corporate income taxes	613	626	591

Financing charges	193	187	185
Provision for payments in lieu of corporate income taxes	64	68	51

Net income	356	371	355

	Year ended December 31
Statement of Operations Data(1)	2014	2014	2013	2012
	(pro forma)
	($, in millions)
Revenues
Distribution	4,408	4,903	4,484	4,184
Transmission	1,588	1,588	1,529	1,482
Other	57	57	61	62

Total revenues	6,053	6,548	6,074	5,728

Costs
Purchased power	2,993	3,419	3,020	2,774
Operation, maintenance and administration	1,165	1,192	1,106	1,071
Depreciation and amortization	708	722	676	659

Total costs	4,866	5,333	4,802	4,504

Income before financing charges and provisions for payments in lieu of corporate income taxes	1,187	1,215	1,272	1,224
Financing charges	392	379	360	358
Provision for payments in lieu of corporate income taxes	87	89	109	121

Net income	708	747	803	745

	As at June 30		As at December 31
Selected Balance Sheet Data(1)	2015	2015	2014	2013	2012
	(pro forma)
	($, in millions)
Total assets	23,671	23,167	22,550	21,625	20,811
Long-term debt (including current portion)	10,090	9,290	8,925	9,057	8,479

Notes:

(1)	On August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to a company wholly-owned by the Province. See “Pre-Closing Transactions” for additional detail concerning the transfer and related transactions. Hydro One Brampton Networks Inc. was previously a wholly-owned subsidiary of Hydro One Inc. Because this transfer occurred after the dates of, and periods covered by, the historical consolidated financial statements of Hydro One Inc. appearing elsewhere in this prospectus, those financial statements and the historical summary data appearing in the table above include the assets, liabilities and results of operations of Hydro One Brampton Networks Inc. during the periods and as at the dates indicated, except in the columns marked as “pro forma”.

	Six months ended June 30		Year ended December 31
Other Financial Measures(1)	2015	2014	2014	2013	2012
	($, in millions)
Reconciliation of net income to adjusted net income
Net income	371	355	747	803	745
Adjustments	—	—	—	—	—

Adjusted net income(2)	371	355	747	803	745

Reconciliation of net cash from operating activities to FFO
Net cash from operating activities	713	334	1,256	1,404	1,294
Change in non-cash operating working capital	59	304	55	(11)	31
Preferred dividends	(9)	(9)	(18)	(18)	(18)
Noncontrolling interest distributions(3)	(2)	—	—	—	—

FFO(2)	761	629	1,293	1,375	1,307

Notes:

(1)	On August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to a company wholly-owned by the Province. See “Pre-Closing Transactions” for additional detail concerning the transfer and related transactions. Hydro One Brampton Networks Inc. was previously a wholly-owned subsidiary of Hydro One Inc. Because this transfer occurred after the dates of, and periods covered by, the historical consolidated financial statements of Hydro One Inc. appearing elsewhere in this prospectus, those financial statements and the other financial measures appearing in the table above include amounts contributed by Hydro One Brampton Networks Inc. during the periods indicated.

(2)	Adjusted net income and FFO are non-GAAP measures. See “Non-GAAP Measures”.

(3)	In 2014, there was a $72 million noncontrolling interest contribution. This was a one-time item, and has been excluded from the calculation of FFO in 2014.

Operating Statistics and Other Information (Including Hydro One Brampton Networks Inc. except where noted)(1)	Year Ended December 31
	2014	2013	2012

Transmission
Electricity transmitted (TWh)	139.8	140.7	141.3
Total transmission lines spanning the province (circuit-kilometres)	29,344	29,344	29,327
Rate base(2) ($ millions)	9,934	9,353	8,774
Capital expenditures ($ millions)	845	714	776

Distribution
Electricity distributed to Hydro One customers (TWh)	29.8	29.8	29.2
Electricity distributed through Hydro One lines (TWh)	42.4	42.5	42.4
Total distribution lines spanning the province (circuit kilometres)	123,657	122,853	121,525
Distribution customers (Hydro One Networks Inc.)(4)	1,268,745	1,270,817	1,236,526
Distribution customers (Hydro One Brampton Networks Inc.)	149,681	146,039	141,860
Rate base(2) ($ millions)	6,315	5,925	5,550
Capital expenditures ($ millions)	680	673	671

Certain Operating Statistics for Hydro One Brampton Networks Inc.(3)

Total distribution lines (circuit kilometres)	3,242	3,104	2,952
Distribution customers	149,681	146,039	141,860

Notes:

(1)	On August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to a company wholly-owned by the Province. See “Pre-Closing Transactions” for additional detail concerning the transfer and related transactions. Hydro One Brampton Networks Inc. was previously a wholly-owned subsidiary of Hydro One Inc. Because this transfer occurred after the dates of, and periods covered by, the historical consolidated financial statements of Hydro One Inc. appearing elsewhere in this prospectus, those financial statements and the summary operating statistics appearing in the table above include amounts contributed by Hydro One Brampton Networks Inc. during the periods indicated.

(2)	Rate base in each year refers to the rate base of Hydro One’s transmission business or distribution business, as the case may be, approved by the Ontario Energy Board for that year. See “Meaning of Certain References”.

(3)	On August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to a company wholly-owned by the Province. See “Pre-Closing Transactions” for additional detail concerning the transfer and related transactions.
(4)	Includes certain classes of customers which are excluded in the Ontario Energy Board Yearbook of Distributors (2014).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Hydro One Limited was incorporated on August 31, 2015. It has not completed its first fiscal year and has had limited activity. Prior to the completion of this offering, Hydro One Inc. will become a wholly-owned subsidiary of Hydro One Limited. See “Pre-Closing Transactions”.

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) has been prepared with respect to Hydro One Inc. (the “Company” or “Hydro One”). In this MD&A only, references to the “Company” or “Hydro One” refer to Hydro One Inc. and its consolidated subsidiaries, and do not include or refer to Hydro One Limited.

This MD&A should be read in conjunction with the consolidated financial statements and accompanying notes of Hydro One that appear elsewhere in this prospectus. Those financial statements consist of the unaudited interim financial statements of Hydro One for the three and six month periods ended June 30, 2015 and the balance sheet as at June 30, 2015 and December 31, 2014, the audited consolidated financial statements of Hydro One as at and for the years ended December 31, 2014 and 2013, and the audited consolidated financial statements of Hydro One as at and for the years ended December 31, 2013 and 2012, in each case, together with the notes accompanying such financial statements.

On August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred from Hydro One Inc. to a company wholly owned by the Province, as described in “Pre-Closing Transactions”. Hydro One Brampton Networks Inc. was previously a wholly owned subsidiary of Hydro One. Because this transfer occurred after the dates of, and periods covered by, the consolidated financial statements of Hydro One appearing elsewhere in this prospectus, those financial statements and the summary consolidated financial information derived from those financial statements include the assets, liabilities and results of operations of Hydro One Brampton Networks Inc. Accordingly, all financial information of Hydro One referred to or discussed in this MD&A includes the assets, liabilities and results of operations of Hydro One Brampton Networks Inc. To see the impact of certain transactions related to the offering on the financial statements of Hydro One Inc., including the transfer of all of the issued and outstanding shares of Hydro One Brampton Networks Inc. to a company wholly owned by the Province, see the unaudited pro forma condensed consolidated financial statements of Hydro One Inc., together with “Summary Consolidated Financial Information” and “Selected Consolidated Financial Information” elsewhere in this prospectus.

The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with U.S. GAAP. The Ontario Energy Board approved the use of U.S. GAAP for rate setting and regulatory accounting and reporting by Hydro One Networks Inc.’s (“Hydro One Networks”) transmission and distribution businesses, as well as by Hydro One Remote Communities Inc., beginning with the 2012 financial year. Hydro One Networks and Hydro One Remote Communities Inc. are wholly owned subsidiaries of Hydro One. During the periods presented, Hydro One Brampton Networks Inc. used Canadian GAAP (Part V) for its distribution rate-setting purposes.

All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

Some of the information contained in this MD&A contains forward-looking information that involves risks and uncertainties. See “Forward-Looking Information” and “Risk Factors” for a discussion of the uncertainties and assumptions associated with these statements. Actual results may differ materially from those indicated or underlying forward-looking information as a result of various factors, including those described under “Risk Factors” and elsewhere in this MD&A.

Overview

Hydro One has three business segments: (i) transmission; (ii) distribution; and (iii) other business (primarily telecommunications).

Hydro One’s transmission business consists of owning, operating and maintaining Hydro One’s transmission system, which accounts for 96% of Ontario’s entire transmission network based on revenue approved by the Ontario

Energy Board. This includes the Company’s 66% ownership interest in B2M Limited Partnership, a limited partnership between Hydro One and the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line. All of the Company’s transmission business is carried out by Hydro One Networks, except for the portion of its business held through B2M Limited Partnership, which the Company controls and operates.

Hydro One’s distribution business consists of owning, operating and maintaining Hydro One’s distribution system, which the Company owns primarily through Hydro One Networks, the largest local distribution company in Ontario. The Company’s distribution system is also the largest in Ontario, spanning approximately 75% of the geographic area of the province. Hydro One’s distribution business also includes the business of Hydro One Remote Communities Inc., which supplies electricity to customers in remote communities in northern Ontario, as well as the distribution businesses of Norfolk Power and Haldimand Hydro.

Hydro One’s other business segment principally consists of its telecommunications business, which provides telecommunications support for the Company’s transmission and distribution businesses, and also markets and sells fibre optic capacity to telecommunications carriers and commercial customers with broadband network requirements. The telecommunications business is carried out by the Company’s wholly-owned subsidiary, Hydro One Telecom Inc.

Summary of Results for Three and Six Month Periods

Consolidated Statements of Operations and Comprehensive Income	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	(millions of Canadian dollars, except per share amounts)
Total revenue	1,563	1,566	3,371	3,330
Net income attributable to Shareholder of Hydro One	136	115	368	355
Earnings per common share (Canadian dollars)	1,308	1,099	3,594	3,456
Dividends per common share (Canadian dollars)	250	250	500	2,196
Dividends per preferred share (Canadian dollars)	0.34	0.34	0.69	0.69

Consolidated Balance Sheets	June 30, 2015	December 31, 2014

	(millions of Canadian dollars)
Total assets	23,167	22,550
Total long-term debt	9,290	8,925
Preferred shares	323	323
Net assets	8,257	7,947

During the six months ended June 30, 2015, Hydro One earned net income of $368 million and revenues of $3,371 million. The Company made capital investments totalling $774 million to improve its transmission and distribution systems’ reliability and performance, address its aging power system infrastructure, facilitate new generation, and improve service to its customers.

Developments in 2015

Change in Credit Ratings

On April 17, 2015, Moody’s Investors Service Inc. (Moody’s) affirmed the credit ratings of Hydro One, and revised their outlook on the Company to negative from stable.

On April 20, 2015, Standard & Poor’s Rating Services Inc. (S&P) downgraded their long-term corporate credit rating on Hydro One to A from A+, and revised their outlook on the Company to stable from negative.

Both the Moody’s and S&P rating changes were made in response to the announcement by the Province that it intended to dispose of up to 15% of its shares in Hydro One via an initial public offering.

A summary of the Company’s corporate credit ratings can be found in the section “Liquidity and Capital Resources – Financing Activities” in this MD&A and under “Credit Ratings of Securities.”

Haldimand Hydro Acquisition

In June 2015, Hydro One acquired 100% of the common shares of Haldimand Hydro, an electricity distribution company located in southwestern Ontario, following approval of the acquisition by the Ontario Energy Board in March 2015. The Haldimand Hydro acquisition is part of the Company’s local distribution company consolidation strategy to better serve Ontario’s distribution system and improve system reliability and efficiency across the grid. Hydro One is committed to delivering reliable service for Haldimand Hydro’s customers and improving efficiencies in both the Haldimand Hydro and Hydro One systems as a result of the acquisition. The purchase price for Haldimand Hydro was approximately $65 million, subject to final closing adjustments. Closing adjustments to the purchase price and the final allocation of the consideration paid are expected to be completed by the end of 2015.

Class Action Lawsuit

On July 22, 2015, two Toronto law firms issued a joint press release announcing that a $125 million lawsuit had been commenced in the Ontario Superior Court of Justice against Hydro One and four of its subsidiaries. The action is proposed as a class action. The statement of claim dated September 9, 2015 alleges improper billing and account management practices. This claim is in a very early stage and has not been certified as a class action. It is too early to assess the merits of the claim. Hydro One intends to defend the action.

Outlook

The following is a discussion of certain factors that have impacted or are anticipated to impact the Company’s results of operations in 2015, as well as certain events that occurred in 2014 that may impact the comparability of the Company’s results of operations for 2015 and interim periods during 2015.

•	The Company continues to benefit from increased transmission and distribution rates in 2015 as a result of the Company’s most recent transmission and distribution rate decisions.

•	During the first half of 2015, operation, maintenance and administration costs relative to the same period in 2014 were lower due to the stabilization of the Company’s customer information system and the acceleration of collections on aged accounts receivable.

•	During 2014, the Company’s results of operations were positively affected by increased system usage and transmission load due to weather conditions. These positive impacts may not recur during 2015.

•	As part of its settlement of 2013 and 2014 transmission rates, the Company is subject to a revenue clawback intended to account for the difference between actual and forecast load attributable to any shortfalls in the forecasted province-wide conservation and demand management or “CDM” savings. The Company is obligated to transfer to a variance account the amount of transmission revenues that reflects the impact on the Company’s revenue requirement of actual province-wide CDM savings versus the forecast province-wide CDM savings for those years. The amount for 2014 will not be known until the IESO provides the Company with information on the amount of the clawback. Without this information, the Company cannot reasonably estimate the impact on its revenues. Any impact would be expected to be recorded in either the third or fourth quarter of 2015.

•	During the fourth quarter of 2015, the Company is anticipated to incur costs related to the granting of shares to certain unionized employees pursuant to the share grant plans to be established for the benefit of certain members of the Power Workers’ Union and The Society of Energy Professionals, as described in “Share Grant Plans”. These costs are anticipated to result in a non-cash charge to net income of approximately $8 million, which would be included in operation, maintenance and administration costs.

•	In the third and fourth quarters of 2014, Hydro One recognized in net income non-recurring insurance proceeds of $11 million related to 2013 floods at the Company’s Richview and Manby transformer stations.

•	During 2014, the Company realized an effective tax rate of approximately 10%. For the six months ended June 30, 2015, the Company realized an effective tax rate of approximately 16% and anticipates an effective tax rate of approximately 15% for the remainder of 2015. The difference in the effective tax rate between 2014 and 2015 is due primarily to accelerated capital cost allowance recognized in 2014 for certain classes of assets.

•	The transfer of Hydro One Brampton Networks Inc. as described in “Pre-Closing Transactions” is expected to have a non-material effect on net income in 2015, but will more significantly impact distribution revenues and purchased power costs.

In addition to the factors described above, see the unaudited pro forma condensed consolidated financial statements of Hydro One Inc. and the related notes included elsewhere in this prospectus which give effect to certain transactions described in the notes to those statements for the periods shown, including the transfer of Hydro One Brampton Networks Inc.

Applications to the Ontario Energy Board

The following table summarizes Hydro One’s recent major regulatory applications to the Ontario Energy Board:

Application	Year(s)	Type	Date Filed	Status
Electricity Rates – Transmission Rate Applications
Hydro One Networks	2015-2016	Cost-of-service	September 16, 2014	Decision received on January 8, 2015
B2M Limited Partnership	2015	Interim	October 24, 2014	Decision received on December 11, 2014
B2M Limited Partnership	2015-2019	Cost-of-service	March 30, 2015	Decision anticipated in 2015

Electricity Rates – Distribution Rate Applications
Hydro One Networks	2015-2017	Custom	December 19, 2013	Decision received on March 12, 2015(1)
Hydro One Brampton Networks Inc.	2015	Cost-of-service	April 23, 2014	Decision received on January 15, 2015
Hydro One Remote Communities Inc.	2015	IRM	September 24, 2014	Decision received on March 19, 2015

Mergers Acquisitions Amalgamations and Divestitures (MAAD) Applications
Woodstock Hydro	n/a	Acquisition	July 9, 2014	Decision received on September 11, 2015

Leave to Construct Application
Supply to Essex County Transmission Reinforcement Project	n/a	Section 92	January 22, 2014	Decision for Phase 1 received on July 16, 2015 Decision for Phase 2 anticipated in late 2015

(1)	The application filed by Hydro One Networks on December 19, 2013 was for years 2015-2019. On March 12, 2015, the Ontario Energy Board issued a Decision and Rate Order for years 2015-2017 only. See “Business of Hydro One – Distribution Business – Regulation.”

Factors Affecting Results of Operations

Transmission Revenues

Transmission revenues primarily consist of the Company’s transmission rates approved by the Ontario Energy Board, which are based on the monthly peak electricity demand across Hydro One’s high-voltage network. Transmission rates are designed to recover revenues necessary to support a transmission system with sufficient capacity to accommodate maximum forecasted demand. Demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting excess generation to surrounding markets, ancillary revenues primarily attributable to maintenance services provided to generators, and secondary use of the Company’s land rights.

Distribution Revenues

Distribution revenues include the distribution rates approved by the Ontario Energy Board and amounts to recover the cost of purchased power used by the customers of the distribution business. Accordingly, distribution revenues are influenced by the amount of electricity the Company distributes, the cost of purchased power and distribution rates. Distribution revenues also include minor ancillary distribution service revenues, such as fees related to the joint use of Hydro One’s distribution poles by the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.

Purchased Power Costs

Purchased power costs are incurred by the distribution business and represent the cost of purchased electricity delivered to customers within Hydro One’s distribution service territory. These costs comprise the wholesale commodity cost of energy, the IESO wholesale market service charges, and transmission charges levied by the IESO. The commodity cost of energy is based on the Ontario Energy Board’s regulated price plan or the market price for electricity. Except for short-term timing differences, Hydro One recovers the cost of electricity that it delivers, and is therefore not financially exposed to commodity price risk related to electricity.

Operation, Maintenance and Administration Costs

Operation, maintenance and administration costs include work program costs and costs to support the operation and maintenance of the transmission and distribution systems. Also included in these costs are payments in lieu of property taxes related to the transmission and distribution lines, stations and buildings. The transmission operation, maintenance and administration costs are incurred to sustain the Company’s high-voltage transmission stations, lines and rights-of-way, and include preventive and corrective maintenance costs related to power equipment, overhead transmission lines, transmission station sites, and brush control. The distribution operation, maintenance and administration costs are required to maintain the Company’s low-voltage distribution system, and include costs related to distribution line clearing and brush control, line maintenance and repair, as well as land assessment and remediation. Hydro One continues to focus on managing its costs, while continuing to complete its planned work programs for both its transmission and distribution businesses.

Depreciation and Amortization

Depreciation and amortization costs relate primarily to depreciation and amortization of the Company’s property, plant and equipment, intangible assets and certain regulatory assets. Depreciation expense also includes the costs incurred to remove property, plant and equipment where no asset retirement obligations have been recorded.

Financing Charges

Financing charges relate to the Company’s financing activities, and include interest expense on the Company’s long-term debt, gains and losses on interest rate swap agreements, interest earned on short-term and long-term investments. A portion of financing charges incurred by the Company is capitalized to the cost of property, plant and equipment.

Payments in Lieu of Corporate Income Taxes

Generally, Hydro One Inc. and its subsidiaries have been exempt from regular federal and Ontario income tax and instead paid an equivalent amount referred to as payments in lieu of corporate income taxes or “PILs” to the Ontario Electricity Financial Corporation under the Electricity Act. Once Hydro One is less than 90% owned by the Province, it will cease to be exempt from regular federal and Ontario income tax, and will be deemed, for purposes of the Tax Act, to have disposed of its assets before it loses its tax-exempt status for proceeds equal to the fair market value of those assets at that time, and will be deemed to have acquired all such assets at the time of the loss of tax-exempt status at a cost equal to fair market value. See “Departure Tax”.

Results of Operations – Three Months Ended June 30, 2015 Compared to Three Months Ended June 30, 2014

Three months ended June 30 (millions of Canadian dollars)	2015	2014	$ change	% change
Revenues	1,563	1,566	(3)	(0.2)
Purchased power	838	824	14	1.7
Operation, maintenance and administration	282	334	(52)	(15.6)
Depreciation and amortization	190	181	9	5.0

	1,310	1,339	(29)	(2.2)

Income before financing charges and provision for PILs	253	227	26	11.5
Financing charges	93	95	(2)	(2.1)

Income before provision for PILs	160	132	28	21.2
Provision for PILs	23	17	6	35.3

Net income	137	115	22	19.1

Net income (loss) attributable to noncontrolling interest	1	—	1	100.0

Net income attributable to Shareholder of Hydro One	136	115	21	18.3

Net Income

The net income attributable to the Shareholder of Hydro One for the three months ended June 30, 2015 was $136 million, compared to $115 million during the same period in 2014, an increase of $21 million or 18.3%. The increase is primarily due to the following:

•	a decrease in operation, maintenance and administration costs, primarily resulting from lower expenditures related to the Company’s Customer Information System (“CIS”); lower bad debt expense resulting from the reinstatement of certain collection activities in September 2014; lower expenditures associated with responding to and restoring power outages; and decreased vegetation management requirements for brush control programs; partially offset by

•	a decrease in transmission revenues, mainly due to lower average Ontario 60-minute peak demand in the second quarter of 2015, as the weather in the quarter was milder than last year, and

•	an increase in depreciation and amortization costs, mainly due to higher property, plant and equipment depreciation expense related to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital work programs.

Revenues

Three months ended June 30 (millions of Canadian dollars)	2015	2014	$ change	% change
Transmission	364	382	(18)	(4.7)
Distribution	1,185	1,170	15	1.3
Other	14	14	—	—

	1,563	1,566	(3)	(0.2)

Average annual Ontario 60-minute peak demand (MW)(1)	18,986	19,403	(417)	(2.1)

Distribution – units distributed to Hydro One customers (TWh)(1)	6.7	6.7	—	—

(1)	System-related statistics are preliminary.

Transmission

Transmission revenues for the three months ended June 30, 2015 were $364 million, compared to $382 million during the same period in 2014, a decrease of $18 million or 4.7%. The components of the decrease include the following:

•	lower average Ontario 60-minute peak demand in the second quarter of 2015, as peak demand towards the end of the quarter did not reach the Company’s forecast, as weather patterns during the quarter and extending into the third quarter have been milder than 2014, and

•	disposition of certain Ontario Energy Board-approved transmission regulatory accounts; partially offset by

•	higher new transmission rates effective January 1, 2015 approved by the Ontario Energy Board in January 2015.

Distribution

Distribution revenues for the three months ended June 30, 2015 were $1,185 million, compared to $1,170 million during the same period in 2014, an increase of $15 million or 1.3%. The components of the increase include the following:

•	higher purchased power costs, as described below under “Purchased Power Costs”, and

•	higher new distribution rates effective January 1, 2015 approved by the Ontario Energy Board in March 2015; partially offset by

•	the expiry of certain Ontario Energy Board-approved rate riders and regulatory accounts.

Purchased Power Costs

Purchased power costs for the three months ended June 30, 2015 were $838 million, compared to $824 million during the same period in 2014, an increase of $14 million or 1.7%. The components of the increase include the following:

•	higher Ontario Energy Board Regulated Price Plan rates for residential and other eligible customers, and

•	higher purchased power costs for customers who are not eligible for the Regulated Price Plan; partially offset by

•	lower demand for electricity in the second quarter of 2015, , as the weather in the quarter was milder than last year; and

•	lower wholesale market service charges levied by the IESO.

Operation, Maintenance and Administration Costs

Three months ended June 30 (millions of Canadian dollars)	2015	2014	$ change	% change
Transmission	98	105	(7)	(6.7)
Distribution	168	214	(46)	(21.5)
Other	16	15	1	6.7

	282	334	(52)	(15.6)

Transmission

Transmission operation, maintenance and administration costs for the three months ended June 30, 2015 were $98 million, compared to $105 million during the same period in 2014, a decrease of $7 million or 6.7%. The components of the decrease include the following:

•	decreased forestry expenditures related to brush control and line clearing on the Company’s transmission rights-of-way, and

•	lower volume of corrective maintenance work required on overhead lines; partially offset by

•	higher expenditures related to compliance with NERC Critical Infrastructure Protection (“Cyber Security”) standards. See “Business of Hydro One – Transmission Business – Regulation”.

Distribution

Distribution operation, maintenance and administration costs for the three months ended June 30, 2015 were $168 million, compared to $214 million during the same period in 2014, a decrease of $46 million or 21.5%. The components of the decrease include the following:

•	lower expenditures related to the CIS system, as remediation of issues related to the installation of the system is completed, and the system is now stable,

•	decrease in bad debt expense, resulting from the reinstatement of certain collection activities in September 2014, which were temporarily suspended during several months in 2014 due to system issues, as Hydro One has made improvements in its customer service during 2015, restored service levels at its call centre, and restored its billing system performance, which has enabled more active collections of overdue balances,

•	decreased vegetation management requirements for the brush control program,

•	lower expenditures associated with locating and restoring power outages, as well as responding to power quality-related issues, and

•	lower volume of work on the land assessment and remediation program to assess the degree of environmental contamination at Hydro One’s owned stations and facilities.

Financing Charges

Financing charges for the three months ended June 30, 2015 were $93 million, compared to $95 million during the same period in 2014, a decrease of $2 million or 2.1%. The decrease is primarily due to an increase in capitalized interest, resulting from higher average property, plant and equipment construction in progress balances eligible for interest capitalization.

Provision for PILs

The provision for PILs for the three months ended June 30, 2015 was $23 million, compared to $17 million during the same period in 2014, an increase of $6 million or 35.3%. The increase is primarily due to higher pre-tax income.

Results of Operations – Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

Six months ended June 30 (millions of Canadian dollars)	2015	2014	$ change	% change
Revenues	3,371	3,330	41	1.2
Purchased power	1,808	1,746	62	3.6
Operation, maintenance and administration	560	645	(85)	(13.2)
Depreciation and amortization	377	348	29	8.3

	2,745	2,739	6	0.2

Income before financing charges and provision for PILs	626	591	35	5.9
Financing charges	187	185	2	1.1

Income before provision for PILs	439	406	33	8.1
Provision for PILs	68	51	17	33.3

Net income	371	355	16	4.5

Net income (loss) attributable to noncontrolling interest	3	—	3	100.0

Net income attributable to Shareholder of Hydro One	368	355	13	3.7

Net Income

Net income attributable to the Shareholder of Hydro One for the six months ended June 30, 2015 was $368 million, compared to $355 million during the same period in 2014, an increase of $13 million or 3.7%. The increase is primarily due to the following:

•	a decrease in operation, maintenance and administration costs, primarily resulting from lower expenditures related to the Company’s CIS; lower bad debt expense resulting from the reinstatement of certain collection activities in September 2014; lower expenditures associated with responding to and restoring power outages; and lower volume of work on the land assessment and remediation program,

•	an increase in distribution revenues, mainly due to higher new Ontario Energy Board-approved 2015 distribution rates, partially offset by the expiry of certain Ontario Energy Board-approved rate riders and regulatory accounts,

•	a decrease in transmission revenues, mainly due to lower average Ontario 60-minute peak demand in the first half of 2015, as well as the disposition of certain Ontario Energy Board-approved regulatory accounts, partially offset by an increase due to higher new Ontario Energy Board-approved 2015 transmission rates, and

•	an increase in depreciation and amortization costs, mainly due to higher property, plant and equipment depreciation expense, related to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital work programs.

Revenues

Six months ended June 30 (millions of Canadian dollars)	2015	2014	$ change	% change
Transmission	770	804	(34)	(4.2)
Distribution	2,574	2,497	77	3.1
Other	27	29	(2)	(6.9)

	3,371	3,330	41	1.2

Average annual Ontario 60-minute peak demand (MW)(1)	20,182	20,757	(575)	(2.8)

Distribution – units distributed to Hydro One customers (TWh)(1)	15.4	15.4	—	—

(1)	System-related statistics are preliminary.

Transmission

Transmission revenues for the six months ended June 30, 2015 were $770 million, compared to $804 million during the same period in 2014, a decrease of $34 million or 4.2%. The components of the decrease include the following:

•	lower average Ontario 60-minute peak demand in the first six months of 2015, partially due to industrial customers shifting their energy use away from system-wide peaks in the winter months of 2015, as well as milder weather in 2015, compared to the same period in 2014, and

•	disposition of certain Ontario Energy Board-approved transmission regulatory accounts; partially offset by

•	higher new transmission rates effective January 1, 2015 approved by the Ontario Energy Board in January 2015.

Distribution

Distribution revenues for the six months ended June 30, 2015 were $2,574 million, compared to $2,497 million during the same period in 2014, an increase of $77 million or 3.1%. The components of the increase include the following:

•	higher purchased power costs, as described below under “Purchased Power Costs”, and

•	higher new distribution rates effective January 1, 2015 approved by the Ontario Energy Board in March 2015; partially offset by

•	the expiry of certain Ontario Energy Board-approved rate riders and regulatory accounts.

Purchased Power Costs

Purchased power costs for the six months ended June 30, 2015 were $1,808 million, compared to $1,746 million during the same period in 2014, an increase of $62 million or 3.6%. The components of the increase include the following:

•	higher Ontario Energy Board Regulated Price Plan rates for residential and other eligible customers, and

•	higher purchased power costs for customers who are not eligible for the Regulated Price Plan; partially offset by

•	lower demand for electricity in the first six months of 2015, mainly resulting from milder weather in 2015, and

•	lower wholesale market service charges levied by the IESO.

Operation, Maintenance and Administration

Six months ended June 30 (millions of Canadian dollars)	2015	2014	$ change	% change
Transmission	197	220	(23)	(10.5)
Distribution	334	395	(61)	(15.4)
Other	29	30	(1)	(3.3)

	560	645	(85)	(13.2)

Transmission

Transmission operation, maintenance and administration costs for the six months ended June 30, 2015 were $197 million, compared to $220 million during the same period in 2014, a decrease of $23 million or 10.5%. The components of the decrease include the following:

•	decreased forestry expenditures related to brush control and line clearing on the Company’s transmission rights-of-way,

•	lower volume of corrective maintenance work required on overhead lines,

•	decreased requirements related to corrective maintenance work for mineral oil spills,

•	increased attribution of overheads to capital project expenditures reflecting the higher expenditures related to capital projects in the first half of 2015, and

•	cost savings reflecting various management initiatives to reduce overhead costs; partially offset by

•	higher expenditures related to compliance with NERC’s Cyber Security standards. See “Business of Hydro One – Transmission Business – Regulation”.

Distribution

Distribution operation, maintenance and administration costs for the six months ended June 30, 2015 were $334 million, compared to $395 million during the same period in 2014, a decrease of $61 million or 15.4%. The components of the decrease include the following:

•	lower expenditures related to the Company’s CIS, as remediation of issues related to the installation of the system was completed, and the system is now stable,

•	decrease in bad debt expense, resulting from the reinstatement of certain collection activities in September 2014, which were temporarily suspended during several months in 2014 due to system issues,

•	lower volume of work associated with locating and restoring power outages, responding to and resolving power quality customer complaints, identifying and correcting abnormal system conditions, as well as responding to power quality-related issues and outages as a result of lower storm activity and enhanced response times, and

•	lower volume of work on the land assessment and remediation program to assess the degree of environmental contamination at Hydro One’s owned stations and facilities; partially offset by

•	increased volume of lines maintenance work to ensure long term sustainability of line assets and safety.

Depreciation and Amortization

Depreciation and amortization costs for the six months ended June 30, 2015 were $377 million, compared to $348 million during the same period in 2014, an increase of $29 million or 8.3%. The increase was primarily attributable to higher property, plant and equipment depreciation expense in the first half of 2015, mainly related to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital work program.

Financing Charges

Financing charges for the six months ended June 30, 2015 were $187 million, compared to $185 million during the same period in 2014, an increase of $2 million or 1.1%. The increase is primarily due to a decrease in interest earned on the Company’s investment in Province of Ontario floating-rate notes which matured in November 2014.

Provision for PILs

The provision for PILs for the six months ended June 30, 2015 was $68 million, compared to $51 million during the same period in 2014, an increase of $17 million or 33.3%. The increase is primarily due to the following:

•	higher pre-tax income, and

•	changes in temporary differences, such as capital cost allowance in excess of depreciation.

Selected Financial Highlights and Ratios

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	(millions of Canadian dollars, except per share amounts and ratios)
Net income attributable to Shareholder of Hydro One	136	115	368	355
Net cash from operating activities	287	185	713	334
Capital investments	429	380	774	676
Earnings per common share (Canadian dollars)	1,308	1,099	3,594	3,456

			June 30, 2015	December 31, 2014

Earnings coverage ratio(1)			2.79	2.81
Net assets coverage on long-term debt ratio(2)			1.89	1.89
Total debt to capitalization ratio(3)			53.2%	53.1%

(1)	The earnings coverage ratio has been presented for the twelve months ended June 30, 2015 and June 30, 2014, and has been calculated as the sum of net income attributable to Shareholder of Hydro One, provision for PILs and financing charges divided by the sum of financing charges, capitalized interest and cumulative preferred dividends.

(2)	The net asset coverage on long-term debt ratio has been presented as at June 30, 2015 and December 31, 2014, and has been calculated as total assets minus total liabilities excluding long-term debt (including current portion) divided by long-term debt (including current portion).

(3)	Total debt to capitalization ratio has been presented as at June 30, 2015 and December 31, 2014, and has been calculated as total long-term debt divided by total long-term debt plus total shareholder’s equity and preferred shares.

Liquidity and Capital Resources for Three and Six Months Periods

Hydro One’s primary sources of liquidity and capital resources are funds generated from operations, debt capital market borrowings and bank financing that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividends.

Summary of Sources and Uses of Cash

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	(millions of Canadian dollars)
Operating activities	287	185	713	334
Financing activities
Long-term debt issued	350	453	350	628
Dividends paid	(30)	(30)	(59)	(229)
Investing activities
Capital expenditures	(422)	(367)	(766)	(659)
Net cash paid for Haldimand Hydro	(58)	—	(58)	—
Other financing and investing activities	(38)	17	(10)	—

Net change in cash and cash equivalents	89	258	170	74

Cash from Operating Activities

Three months ended June 30, 2015

Net cash from operating activities increased by $102 million to $287 million during the three months ended June 30, 2015, compared to the same period in 2014. The increase was primarily due to the following:

•	changes in regulatory accounts, primarily due to the retail settlement and external revenue variance accounts,

•	changes in accounts receivable balances, due to improved collections in 2015, and

•	higher net income before taxes and depreciation; partially offset by

•	changes in accrual balances, mainly related to timing and higher activity of capital projects.

Six months ended June 30, 2015

Net cash from operating activities increased by $379 million to $713 million during the six months ended June 30, 2015, compared to the same period in 2014. The increase was primarily due to the following:

•	changes in accounts receivable balances, due to improved collections in 2015,

•	changes in regulatory accounts, primarily due to the retail settlement and external revenue variance accounts,

•	lower pension plan contributions compared to last year, as contributions are being made evenly over the year in 2015, compared to 2014, when payments were made in advance in the beginning of the year, and

•	higher net income before taxes and depreciation; partially offset by

•	changes in accrual balances, mainly related to timing and higher activity of capital projects.

Financing Activities

Short-term liquidity is provided through funds from operations, the Company’s commercial paper program, and the Company’s revolving credit facility.

Under the commercial paper program, Hydro One is authorized to issue up to $1 billion in short-term notes with a term to maturity of less than 365 days. The commercial paper program is supported by a $1.5 billion committed revolving credit facility with a syndicate of banks, which matures in June 2020. The short-term liquidity under this program and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s normal operating requirements.

At June 30, 2015, Hydro One had $9,289 million in long-term debt outstanding, including the current portion. The Company’s notes and debentures mature between 2015 and 2064. Long-term financing is primarily provided by Hydro One’s medium-term note program (“MTN Program”). The maximum authorized principal amount of medium-term notes issuable under this program is $3 billion. At June 30, 2015, $837 million remained available until October 2015. The Company plans to file a base shelf prospectus to renew its MTN Program for another 25 months by the end of 2015.

Hydro One relies on debt financing through its MTN Program and commercial paper program to repay its existing indebtedness and fund a portion of its capital expenditures. The credit ratings assigned to Hydro One’s debt securities by external rating agencies are important to the Company’s ability to raise low-cost capital and funding to support its business operations. Maintaining strong credit ratings allows Hydro One to access capital markets on competitive terms. A material downgrade of the Company’s credit ratings would likely increase its cost of funding significantly, and its ability to access funding and capital through the capital markets could be reduced.

At June 30, 2015, Hydro One’s corporate credit ratings from approved rating organizations were as follows:

Rating (at June 30, 2015)
Rating Agency	Short-term Debt	Long-term Debt
DBRS Limited	R-1 (middle)	A (high)
Moody’s(1)	Prime-1	A1
S&P(2)	A-1	A

(1)	On April 17, 2015, Moody’s revised their outlook on Hydro One to negative from stable.

(2)	On April 20, 2015, S&P downgraded the rating on Hydro One’s long-term debt to A from A+, and revised their outlook to stable from negative.

Hydro One is subject to customary covenants normally associated with long-term debt. The Company’s long-term debt covenants limit its permissible debt as a percentage of its total capitalization, limit the Company’s ability to sell assets, and impose a negative pledge provision, subject to customary exceptions. The agreements also provide limitations that debt cannot exceed 75% of total capitalization and that third party debt issued by Hydro One’s subsidiaries cannot exceed 10% of the total book value of the Company’s assets. Hydro One was in compliance with all of these and other covenants and limitations as at June 30, 2015.

Three months ended June 30, 2015

During the three months ended June 30, 2015, Hydro One issued $350 million of long-term debt under its MTN Program, and assumed $16 million of debt as part of the Haldimand Hydro acquisition, compared to $453 million of long-term debt issued during the same period in 2014. No long-term debt matured or was repaid during the three months ended June 30, 2015 or 2014. The Haldimand Hydro debt was repaid in July 2015.

During the three months ended June 30, 2015, Hydro One paid dividends to the Province in the amount of $30 million, consisting of $25 million of common share dividends and $5 million of preferred share dividends, consistent with dividends paid to the Province during the same period in 2014.

Six months ended June 30, 2015

During the six months ended June 30, 2015, Hydro One issued $350 million of long-term debt under its MTN Program, and assumed $16 million of debt as part of the Haldimand Hydro acquisition, compared to $628 million of long-term debt issued during the same period in 2014. No long-term debt matured or was repaid during the six months ended June 30, 2015 or 2014. The Haldimand Hydro debt was repaid in July 2015.

During the six months ended June 30, 2015, Hydro One paid dividends to the Province in the amount of $59 million, consisting of $50 million of common share dividends and $9 million of preferred share dividends, compared to dividends of $229 million, consisting of $220 million of common share dividends and $9 million of preferred share dividends, paid to the Province during the same period in 2014.

Investing Activities

During the six months ended June 30, 2015, Hydro One continued to focus on making important investments in its transmission and distribution systems to address its aging power system infrastructure, improve system reliability and performance, and improve service to its customers. During the six months ended June 30, 2015, the Company made capital investments totalling $774 million and placed $531 million of new assets in-service, compared to $676 million of capital investments and $533 million of new assets placed in-service during the same period in 2014.

The Company’s current transmission sustainment programs include transformers, circuit breakers, switches, protection and control systems, wood poles, and other equipment replacements. Current transmission development projects include transmission system upgrades, local area supply projects, and inter-area network projects. These investments will expand and reinforce power reliability for electricity customers throughout the province, including the Company’s residential and industrial customers.

The Company’s current distribution sustainment programs include wood pole and meter replacements, emergency work for storm restoration, distribution station refurbishments and upgrades, and work related to joint-use and relocation of its distribution lines. Current development projects to expand and reinforce the Company’s distribution network include new customer connections and upgrades, system capability reinforcement projects, line transfers requested by customers, and connections to new generation facilities.

The following table presents Hydro One’s capital investments by reportable segment during the three and six months ended June 30, 2015 and 2014:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	(millions of Canadian dollars)
Transmission	234	203	445	376
Distribution	192	175	324	298
Other	3	2	5	2

Total capital investments	429	380	774	676

Three months ended June 30, 2015

Three months ended June 30 (millions of Canadian dollars)	2015	2014	$ change	% change
Transmission	234	203	31	15.3
Distribution	192	175	17	9.7
Other	3	2	1	50.0

Total capital investments	429	380	49	12.9

Transmission Capital Investments

The following table presents the main components of the Company’s transmission capital investments during the three months ended June 30, 2015 and 2014:

Three months ended June 30 (millions of Canadian dollars)	2015	2014	$ change	% change
Sustainment	193	167	26	15.6
Development	40	26	14	53.8
Other	1	10	(9)	(90.0)

Total transmission capital investments	234	203	31	15.3

Transmission Sustainment Capital Investments

During the three months ended June 30, 2015, Hydro One’s transmission sustainment capital investments were $193 million, compared to $167 million during the same period in 2014, an increase of $26 million or 15.6%. The increase was mainly due to the following:

•	system re-investments, and end-of-life equipment replacement work at several transmission stations, including the Bruce, Richview, and Wiltshire Transmission Stations, as well as the completion of refurbishments of the Dunnville Transmission Station,

•	increased volume of work related to station security upgrades to prevent unauthorized entry to stations and enhance safety, and increased cyber system replacements to adhere to NERC’s Cyber Security standards,

•	increased work on overhead lines refurbishment and replacement projects and programs, and

•	increased volume of transformer purchases for the Company’s station demand and spares program to ensure readiness for unplanned replacements; partially offset by

•	decreased expenditures related to underground lines system replacements, as the end-of-life underground transmission cables between the Strachan Transformer Station and Riverside Junction, which were originally planned for a 2015 in-service date, were replaced earlier and put in-service in 2014.

Transmission Development Capital Investments

During the three months ended June 30, 2015, Hydro One’s transmission capital investments to expand and reinforce its transmission system were $40 million, compared to $26 million during the same period in 2014, an increase of $14 million or 53.8%. The increase was mainly due to the following:

•	the timing of work on some of the Company’s major inter-area network and local area supply projects, such as the Clarington transmission station and Guelph area transmission refurbishment projects; partially offset by

•	decreased expenditures on generation customer connection related projects mainly due to the completion of the Barwick and Orleans transmission station projects to replace end-of-life equipment and ensure reliable supply to customers; and

•	the completion of transmission station upgrades at the Allanburg transmission station in the Niagara area to enhance system reliability.

Distribution Capital Investments

The following table presents the main components of Hydro One’s distribution capital investments during the three months ended June 30, 2015 and 2014:

Three months ended June 30 (millions of Canadian dollars)	2015	2014	$ change	% change
Sustainment	123	96	27	28.1
Development	57	60	(3)	(5.0)
Other	12	19	(7)	(36.8)

Total distribution capital investments	192	175	17	9.7

Distribution Sustainment Capital Investments

During the three months ended June 30, 2015, Hydro One’s distribution sustainment capital investments were $123 million, compared to $96 million during the same period in 2014, an increase of $27 million or 28.1%. The increase was mainly due to the following:

•	increased work within the station refurbishment programs due to the timing of transformer purchases and more refurbishments accomplished during the second quarter of 2015,

•	increased focus on capital lines work, mainly due to a higher volume of component replacements and the lines large sustainment initiatives program, which includes line relocations and voltage upgrades,

•	the investment in a project to ensure continuity of smart meter and enhance network communications,

•	increased volume of joint use and line relocations,

•	higher volume of emergency equipment replacements caused by an increased number of trouble calls, and

•	higher volume of end-of-life wood pole replacements; partially offset by

•	the completion of iTron Sentinel 16S meter replacements in 2014.

Distribution Development Capital Investments

During the three months ended June 30, 2015, Hydro One’s distribution development capital investments were $57 million, compared to $60 million during the same period in 2014, a decrease of $3 million, or 5.0%. The decrease is mainly due to the following:

•	the completion of the Company’s smart meter project in 2014,

•	lower volume of distribution generation connection customer-driven work, and

•	lower investments related to smart grid initiatives as the next phase is solidified, which will modernize the Company’s distribution system to enable remote capability for some functions; partially offset by

•	investments in distribution system modifications to improve supply reliability and load capacity.

Distribution Other Capital Investments

During the three months ended June 30, 2015, Hydro One’s distribution other capital investments were $12 million, compared to $19 million during the same period in 2014, a decrease of $7 million or 36.8%, due to investments in the Company’s payroll, human resources reporting, expense transformation and talent management systems nearing completion.

Six months ended June 30, 2015

Six months ended June 30 (millions of Canadian dollars)	2015	2014	$ change	% change
Transmission	445	376	69	18.4
Distribution	324	298	26	8.7
Other	5	2	3	150.0

Total capital investments	774	676	98	14.5

Transmission Capital Investments

The following table presents the main components of Hydro One’s transmission capital investments during the six months ended June 30, 2015 and 2014:

Six months ended June 30 (millions of Canadian dollars)	2015	2014	$ change	% change
Sustainment	362	290	72	24.8
Development	73	64	9	14.1
Other	10	22	(12)	(54.5)

Total transmission capital investments	445	376	69	18.4

Transmission Sustainment Capital Investments

During the six months ended June 30, 2015, Hydro One’s transmission sustainment capital investments were $362 million, compared to $290 million during the same period in 2014, an increase of $72 million or 24.8%. The increase was mainly due to the following:

•	several system re-investments, including various end-of-life transformer replacements at the Wiltshire, Dunnville and Timmins transmission stations, the expedited work on 27 circuit breakers replacements at the Richview transmission station to address their deteriorated condition, breaker replacements at the Bruce transmission station to improve reliability and to meet the needs of Bruce Power. In addition, the Company placed in-service the refurbishments work at the Dunnville transmission station in Haldimand County and the transformer replacements at the Dymond transmission station in northeastern Ontario,

•	increased volume of station component replacements related to addressing aging equipment as part of the new Station Centric Bundling methodology which addresses a number of capital requirements and enables savings in materials job planning and reduces outage requirements,

•	the continued work on overhead lines refurbishment and replacement projects and programs, including investments to address the condition of the conductors on a circuit from the Chats Falls switching station to the Havelock transmission station in southeastern Ontario, as well as increased work on clearance corrections,

•	increased volume of transformer purchases for the Company’s station demand and spares program,

•	increased volume of work related to station security upgrades to prevent unauthorized entry to stations and enhance safety, and increased cyber system replacements to adhere to NERC’s Cyber Security standards, and

•	a firewall replacement project which will ensure secure access to corporate applications from within the electronic security perimeters at the Company’s grid control centre and back-up centre; partially offset by

•	decreased expenditures related to underground lines system replacements, as the end-of-life underground transmission cables between the Strachan transformer station and Riverside Junction, which were originally planned for a 2015 in-service date, were replaced and placed in-service in 2014; as well as the completion of refurbishment conductor work on a circuit from the Bannockburn Junction to the Havelock transmission station in the Peterborough area.

Transmission Development Capital Investments

During the six months ended June 30, 2015, Hydro One’s transmission development capital investments to expand and reinforce its transmission system were $73 million, compared to $64 million during the same period in 2014, an increase of $9 million or 14.1%. The increase was mainly due to the following:

•	increased expenditures related to the timing of work on some of the Company’s major local area supply and inter-area network projects, such as the Clarington transmission station and Guelph Area transmission refurbishment projects; partially offset by

•	the completion of end-of-life equipment replacements at the Barwick transmission station to meet the needs of transmission customers and ensure reliable supply; and

•	the completion of transmission station upgrades at the Allanburg transmission station in the Niagara area to enhance system reliability and allow for the incorporation of new generation in the area, including both transmission and distribution connected renewable generation.

Transmission Other Capital Investments

During the six months ended June 30, 2015, Hydro One’s transmission other capital investments were $10 million, compared to $22 million during the same period in 2014, a decrease of $12 million or 54.5%, due to investments in the Company’s payroll, human resources reporting, expense transformation and talent management systems nearing completion.

Distribution Capital Investments

The following table presents the main components of Hydro One’s distribution capital investments during the six months ended June 30, 2015 and 2014:

Six months ended June 30 (millions of Canadian dollars)	2015	2014	$ change	% change
Sustainment	193	154	39	25.3
Development	101	109	(8)	(7.3)
Other	30	35	(5)	(14.3)

Total distribution capital investments	324	298	26	8.7

Distribution Sustainment Capital Investments

During the six months ended June 30, 2015, Hydro One’s distribution sustainment capital investments were $193 million, compared to $154 million during the same period in 2014, an increase of $39 million or 25.3%. The increase was mainly due to the following:

•	increased work within the station refurbishment programs due to more refurbishments accomplished and timing of transformer purchases,

•	increased focus on capital lines work, primarily related to the large and small sustainment initiatives programs and higher volume of component replacements,

•	higher volume of end-of-life wood pole replacements, and

•	increased focus on investment in a project to ensure continuity of smart meter and enhance network communications; partially offset by

•	the completion of iTron Sentinel 16S meter replacements in 2014.

Distribution Development Capital Investments

During the six months ended June 30, 2015, Hydro One’s distribution development capital investments were $101 million, compared to $109 million during the same period in 2014, a decrease of $8 million, or 7.3%. The decrease is mainly due to the following:

•	the completion of the Company’s smart meter project in 2014,

•	lower volume of distribution generation connection customer-driven work, and

•	lower expenditures related to smart grid initiatives; partially offset by

•	investments in distribution system modifications to improve supply reliability and load capacity.

Distribution Other Capital Investments

During the six months ended June 30, 2015, Hydro One’s distribution other capital investments were $30 million, compared to $35 million during the same period in 2014, a decrease of $5 million or 14.3%, due to investments in the Company’s payroll, human resources reporting, expense transformation and talent management systems nearing completion.

Major Transmission Projects

The following table summarizes Hydro One’s major transmission projects in process during the six months ended June 30, 2015:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To-Date	Status

Toronto Midtown Transmission Reinforcement	Toronto Southwestern Ontario	New transmission line	2016	$115 million	$88 million	Project is in progress

Guelph Area Transmission Refurbishment	Guelph area Southwestern Ontario	Transmission line upgrade	2016	$103 million	$45 million	Project is in progress

Manby Transmission Station	Toronto Southwestern Ontario	Transmission station upgrade	2016	$24 million	$19 million	Project is in progress

Clarington Transmission Station	Oshawa area Eastern GTA	New transmission station	2018/2019	$297 million	$68 million	Project is in progress

Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	To be determined	—	Ontario Energy Board decision for Phase 1 received in July 2015.

Northwest Bulk Transmission Line	Thunder Bay Northwestern Ontario	New transmission line	As early as 2020	To be determined	—	Development work is in progress.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One’s debt and other major contractual obligations, as well as other major commercial commitments:

June 30, 2015 (millions of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments(1)	9,289	1,016	650	1,628	5,995
Long-term debt – interest payments(1)	7,581	416	758	675	5,732
Pension(2)	272	173	99	—	—
Environmental and asset retirement obligations(3)	275	27	73	66	109
Outsourcing agreements(4)	583	158	264	149	12
Operating lease commitments	46	9	19	11	7

Total contractual obligations	18,046	1,799	1,863	2,529	11,855

Other commercial commitments (by year of expiry)
Bank line(5)	1,500	—	—	1,500	—
Letters of credit(6)	131	131	—	—	—
Guarantees(6)	348	348	—	—	—

Total other commercial commitments	1,979	479	—	1,500	—

(1)	The “long-term debt – principal repayments” amounts are not charged to the Company’s results of operations, but are reflected on the Company’s Consolidated Balance Sheets and Consolidated Statements of Cash Flows. Interest associated with the long-term debt is recorded in financing charges on the Company’s Consolidated Statements of Operations and Comprehensive Income or as a cost of capital programs.

(2)	Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2015 and 2016 minimum pension contributions are based on an actuarial valuation as at December 31, 2013. Minimum pension contributions beyond 2016 will be based on an actuarial valuation effective no later than December 31, 2016, and will depend on future investment returns, changes in benefits, or actuarial assumptions. Pension contributions beyond 2016 are not estimable at this time.

(3)	Hydro One records a liability for the estimated future expenditures associated with the removal and destruction of PCB-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically-contaminated lands owned by the Company. Hydro One also records a liability for asset retirement obligations associated with the removal and disposal of asbestos-containing materials installed in some of its facilities. The forecasted expenditure pattern reflects the company’s planned work programs for the periods.

(4)	In 2014, Hydro One has finalized a new outsourcing agreement with Inergi LP (Inergi) for the provision of certain services, as well as a facilities outsourcing agreement with Brookfield Johnson Controls Canada LP (Brookfield). The contractual amounts disclosed include an estimated contractual annual inflation adjustment in the range of 1.9% to 2.1%. Payments in respect of the Company’s outsourcing agreements are recorded in operation, maintenance and administration costs on the Company’s Consolidated Statements of Operations and Comprehensive Income or as a cost of capital programs.

(5)	In support of Hydro One’s liquidity requirements, the Company had a $1,500 million revolving standby credit facility with a syndicate of banks. On June 1, 2015, the Company extended the maturity date of the revolving standby credit facility from June 2019 to June 2020. No amount was drawn on this facility as at June 30, 2015.

(6)	Hydro One currently has outstanding bank letters of credit of $126 million relating to retirement compensation arrangements. These letters of credit have been issued to provide security for the Company’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One is in default of its obligations under the terms of this plan. The Company also provides prudential support to the IESO in the form of letters of credit, the amount of which is calculated based on forecasted monthly power consumption. At June 30, 2015, Hydro One has provided a letter of credit to the IESO in the amount of $5 million to meet the Company’s current prudential requirement. Hydro One has also provided prudential support to the IESO on behalf of its subsidiaries as required by the IESO’s Market Rules, using parental guarantees of $347 million, and on behalf of a distributor using total guarantees of $1 million.

Summary of Annual Results

Consolidated Statements of Operations and Comprehensive Income	Year ended December 31
	2014	2013	2012
	(millions of Canadian dollars, except per share amounts)
Total revenue	6,548	6,074	5,728
Net income attributable to Shareholder of Hydro One	749	803	745
Earnings per common share (Canadian dollars)	7,319	7,850	7,280
Dividends per common share (Canadian dollars)	2,696	2,000	3,523
Dividends per preferred share (Canadian dollars)	1.375	1.375	1.375

Consolidated Balance Sheets	At December 31
	2014	2013	2012
	(millions of Canadian dollars)
Total assets	22,550	21,625	20,811
Total long-term debt	8,925	9,057	8,479
Preferred shares	323	323	323
Net assets	7,947	7,415	6,830

During 2014, the Company earned net income of $749 million and revenues of $6,548 million. The Company made capital investments totalling $1,530 million to improve its transmission and distribution systems’ reliability and performance, address its aging power system infrastructure, facilitate new generation, and improve service to its customers.

In August 2014, Hydro One completed the acquisition of Norfolk Power, an electricity distribution and telecom company located in southwestern Ontario. Hydro One has been an electricity distributor in Norfolk County for decades, serving approximately 14,000 Norfolk County customers. The acquisition of Norfolk Power enables the Company to extend its service to the entire Norfolk County and a further 18,000 distribution customers. Hydro One is committed to delivering cost-effective service for Norfolk Power’s customers and it remains focused on prudent management, efficient operations and improving the customer experience for everyone it serves. In 2014, the Company also signed agreements to purchase two more local distribution companies: Woodstock Hydro and Haldimand Hydro.

In addition, the Company completed a partnership transaction with the Saugeen Ojibway Nation, where the Saugeen Ojibway Nation acquired a noncontrolling equity interest in a new limited partnership, B2M Limited Partnership.

Performance Measures and Targets

The Company targets and measures its performance by using a balanced scorecard approach. Key performance drivers are closely monitored throughout the year to ensure that Hydro One maintains a focus on its strategic objectives and take mitigating actions as required. In 2014, the Company met or exceeded eight of 14 performance measure targets. Overall, the Company is making progress towards achieving many of the Company’s strategic goals.

Injury-free Workplace

The safety of Hydro One’s employees is paramount. For 2014, the Company used the measure of all work-related injuries or illnesses as the performance measure for this strategic objective. A “recordable” injury/illness is one of the following: medical attention (treatment beyond first aid); modified work (restricted duties); lost time; or death. For 2014, the Board of Directors set the target at 1.9 recordable injuries per 200,000 hours worked for this measure. The Company exceeded this target.

Satisfying Hydro One’s Customers

In 2014, the Company approached the objective of customer satisfaction by addressing five measures related to improving customer relations. These measures relate to transmission and distribution customer satisfaction, and connection of new services, as well as estimated bills and no bill volume, as part of the Company’s customer service recovery project. The Company customer service recovery project was a result of billing issues it encountered due to the implementation in May 2013 of its new customer information system.

•	Customer Satisfaction – Transmission

This measure is to determine the degree to which the Company’s transmission customers are satisfied with the service they receive from the Company. It is based on survey results of customer surveys conducted on the Company’s behalf by independent third parties. The survey is given to three major groups of transmission customers. In 2014, the Company targeted a transmission customer satisfaction rate of 84%. The Company did not meet this target, achieving 77%.

•	Customer Satisfaction – Distribution

Similar to the transmission customers, the Company surveys its distribution customers to assess the degree to which they are satisfied with the service they receive from the Company. The results arise from surveys conducted on the Company’s behalf by independent third parties. This measure reflects the overall satisfaction levels of three major distribution customer segments, based on transaction satisfaction levels, annual satisfaction surveys and the meeting of Ontario Energy Board milestones, respectively, for the three segments. For 2014, the Company set a target for distribution customer satisfaction at 87%, and did well on the transactional elements, but did not meet this target on an overall basis, achieving 85%.

•	Connection of New Customers

This measure relates to distribution low-voltage connections that is reported annually to the Ontario Energy Board. It addresses the Company’s customers’ needs for a specific and timely connection date and assesses its efficiency in connecting new customers. It measures the percentage of connections for a requested new service (< 750 volts). The connection must be completed within five business days from the day on which all applicable service conditions are satisfied, or at a later date agreed upon by the customer and the Company. Hydro One set a 2014 target of 90%, which it exceeded, by achieving 97%.

•	Unscheduled Estimated Bills

With respect to this measure, Hydro One seeks to track its ability to provide accurate bills to customers. The Company tracks the percentage of total customers that have received unscheduled estimates in any billing period. The Company established a target of 1.8% of all bills for this measure. The Company exceeded the target, with only 1.2% of customers receiving unscheduled bills.

•	No Bill Volume

No bill volume is a customer service measure related to the Company’s ability to provide timely bills to customers. This measure tracks the number of customers who have not received a bill in three consecutive billing periods. The Company’s expectation was to have fewer than 8,000 no-bill customers by September 2014, and sustain this level beyond that date. The Company exceeded this target with only 2,600 no-bill customers.

Continuous Improvement and Cost-effectiveness

As part of the Company’s strategic objectives to increase productivity through efficiency improvements and effective management of costs, the Company measures transmission unit cost and distribution unit cost and sets targets for those costs. Regarding the maintenance and reliability of the transmission and distribution systems, the Company continues to build and retain public confidence and trust in the Company’s operations. In 2014, the Company continued its focus on this strategic priority by investing in the key assets of the electricity delivery system and by operating the existing system for customers in a safe, reliable and efficient fashion. The Company is conscious that commercial customers of all sizes require reliable service to allow them to deliver their products and services and that customers’ expectations are for a reasonably limited duration when interruptions occur. Transmission and distribution reliability is measured through the duration of customer interruptions.

•	Transmission Unit Costs

For 2014, the transmission unit cost measure shows the transmission business cost-effectiveness by comparing the ratio of operation, maintenance and administration spending to gross fixed asset costs, using benchmarking initiatives. The Company set a target of 2.9% for 2014, and exceeded the target, with a 2.7% ratio.

•	Distribution Unit Costs

Similar to transmission unit cost, the distribution unit cost measure demonstrates the distribution cost-effectiveness by comparing the ratio of operation, maintenance and administration spending to gross fixed asset costs, using benchmarking initiatives. For 2014, the Company set a target of 5.7%, but did not meet this target, with a 6.1% ratio.

•	Customer Interruption Duration – Transmission

This measure monitors the reliability of the transmission system by tracking the average length of unplanned interruptions (in minutes) to multiple-circuit supplied delivery points. The Company has set a target of 8.9 minutes per delivery point for 2014. During 2014, the Company was aware that it would miss the target, which was not indicative of degrading reliability, but rather a result of refurbishing aging assets. In doing so, this resulted in occasions where load with a multiple-circuit supply was placed on single supply to accommodate the work program. This exposed the system to interruptions if there was a loss of the single supply. The Company determined that it was important to continue with the maintenance program even if this would result in missing the target. The Company, in fact, did not meet this target, with actual performance at 11.8 minutes per delivery point.

•	Customer Interruption Duration – Distribution

This measure is an indicator of the distribution system reliability that expresses the average length of outages in hours that a customer can expect to experience in the year. This measure excludes force majeure events and loss of supply events (events caused by the transmission system or other distributors). The Company set a target of 6.7 hours per customer for this measure. In 2014, there were numerous storm events which were not considered force majeure events and comparatively more equipment outages that resulted in higher than normal customer interruptions. In the circumstances, the Company did not meet this target, with actual outage duration of 7.4 hours per customer.

Maintaining a Commercial Culture

•	Net Income

Achievement of strong financial performance is measured by a performance measure of targeted level of net income after tax. The Company’s target was $668 million net income after tax for 2014, and the Company exceeded the target, with net income after tax of $749 million.

•	Customer Service Recovery Cost

As a result of billing issues that arose from the implementation of the Company’s customer information system in 2013, the effects of which became acute in early 2014, the Company established the customer service recovery project to dedicate staff to resolve outstanding and any new billing issues and stabilize the billing system. The Company anticipated, and fixed as a target, costs of $48 million (including revenue impacts) for this project. The project was completed in 2014 and the customer information system is now in sustainment mode. As the costs of the customer service recovery project exceeded the target, the Company did not meet this anticipated target, with actual costs of $88.3 million.

•	In-Service Capital – Transmission

This new measure for 2014 evaluates how the Company is meeting the Ontario Energy Board targets for in-service capital. For the transmission business, the 2014 target of 85% of in-service capital to the Company’s business plan is based on historical performance, its increasing capital work program, and the additional variability caused by external commitments and required approvals. The Company’s 2014 result shows that the Company exceeded the target, with 99% of in-service capital.

•	In-Service Capital – Distribution

For the distribution business, the Company set the 2014 target of 87% of in-service capital to the Company’s business plan based on historical performance, with adjustments to reflect that its distribution business has more storm-related capital spending than its transmission business, as well as the performance of the Company’s smart meter and distributed generation capital work programs. The Company’s 2014 result was better than the target, with 97% of in-service capital.

B2M Limited Partnership

In 2012, Hydro One entered into an agreement with the Saugeen Ojibway Nation, where a noncontrolling equity interest in B2M Limited Partnership was made available for purchase at fair value by the Saugeen Ojibway Nation. B2M Limited Partnership was formed by Hydro One in 2013 to hold certain assets relating to the Bruce-to-Milton transmission line and a licence to use the related land. Hydro One maintains and operates the Bruce-to-Milton line. In November 2013, the Ontario Energy Board issued a Decision and Order granting B2M Limited Partnership a transmission licence and granting Hydro One leave to sell the relevant Bruce-to-Milton line transmission assets to B2M Limited Partnership.

On December 16, 2014, the relevant Bruce-to-Milton line transmission assets totalling $526 million were transferred from Hydro One to B2M Limited Partnership. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the Saugeen Ojibway Nation acquired a 34.2% equity interest in B2M Limited Partnership for consideration of $72 million, representing the fair value of the equity interest acquired.

Norfolk Power Acquisition

On August 29, 2014, the Company completed the acquisition of the outstanding shares of Norfolk Power from The Corporation of Norfolk County. Norfolk Power is a holding company that owns Norfolk Power Distribution Inc. (“NPDI”), a local electricity distribution company, and Norfolk Energy Inc., a non-rate regulated energy services company, located in southwestern Ontario. The selection of Hydro One as successful bidder followed a comprehensive, competitive sales process initiated by Norfolk Power.

The total purchase price for Norfolk Power, net of the long-term debt assumed and adjusted for preliminary working capital and other closing adjustments, was approximately $68 million. The determination of the fair values of assets acquired and liabilities assumed has been based upon management’s estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed. Hydro One determined the preliminary purchase price adjustments based on agreed working capital and other balances at the acquisition date. The resulting preliminary goodwill of approximately $40 million arising from the Norfolk Power acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Norfolk Power. The purchase price was finalized during the three months ended March 31, 2015 with no adjustments to the preliminary purchase price allocation as disclosed at December 31, 2014. Norfolk Power contributed revenues of $18 million and net income of less than $1 million for the year ended December 31, 2014.

Woodstock Hydro Acquisition

On May 21, 2014, Hydro One entered into an agreement with the City of Woodstock to acquire 100% of the common shares of Woodstock Hydro for approximately $29 million, subject to final closing adjustments. Woodstock Hydro is an urban electricity distribution company located in southwestern Ontario. The transaction is the result of extensive discussions between Hydro One and the City of Woodstock which involved consideration of economic development opportunities and other benefits resulting from the sale of Woodstock Hydro. On July 9, 2014, Hydro One filed a Mergers Acquisitions Amalgamations and Divestitures application with the Ontario Energy Board for the approval of the acquisition of Woodstock Hydro. Ontario Energy Board approval of the Woodstock Hydro acquisition was received on September 11, 2015 and closing of the acquisition is anticipated later in 2015.

Outsourcing Agreements

On November 28, 2014, the Company entered into an agreement with Inergi LP (“Inergi”), an affiliate of Capgemini Canada Inc., for back office and information technology outsourcing services for a term of 58 months, from March 1, 2015 to December 31, 2019. Under the agreement, Inergi will provide Hydro One with payroll, pay operations, information technology and accounting services. Coincident with the conclusion of negotiations on the Inergi agreement, Hydro One reached agreement with Inergi to provide it with call centre operations outsourcing services for a fixed period of three years beginning March 1, 2015 to February 28, 2018.

In September 2014, the Company entered into an agreement with Brookfield Johnson Controls Canada LP (“Brookfield”) for facilities management services for a term of ten years, from January 1, 2015 to December 31, 2024, with the option to renew for an additional term of three years. The Brookfield agreement has a value of up to approximately $658 million over the ten-year term of the agreement, including the facilities management portion of the contract, plus a variable amount of capital work depending on the needs that may arise as determined by Hydro One, with no minimum capital work guarantee.

See “Liquidity and Capital Resources – Summary of Contractual Obligations and Other Commercial Commitments” in this MD&A.

Results of Operations – Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Year ended December 31 (millions of Canadian dollars)	2014	2013	$ change	% change
Revenues	6,548	6,074	474	7.8
Purchased power	3,419	3,020	399	13.2
Operation, maintenance and administration	1,192	1,106	86	7.8
Depreciation and amortization	722	676	46	6.8

	5,333	4,802	531	11.1
Income before financing charges and provision for PILs	1,215	1,272	(57)	(4.5)
Financing charges	379	360	19	5.3

Income before provision for PILs	836	912	(76)	(8.3)
Provision for PILs	89	109	(20)	(18.3)

Net income	747	803	(56)	(7.0)

Net income (loss) attributable to noncontrolling interest	(2)	—	(2)	(100.0)

Net income attributable to Shareholder of Hydro One	749	803	(54)	(6.7)

Net Income

The Company’s 2014 net income attributable to the Shareholder of Hydro One decreased by $54 million, or 6.7%, to $749 million, compared to 2013. The decrease is primarily due to the following:

•	$70 million increase in the Company’s 2014 distribution operation, maintenance and administration costs, mainly due to its customer service recovery initiatives and the increase in its bad debt expense, resulting from higher electricity consumption due to a substantially colder than normal winter, combined with higher electricity prices and the suspension of certain collection tools and efforts during several months in 2014, and

•	$46 million increase in the Company’s 2014 depreciation and amortization costs, mainly due to higher property, plant and equipment depreciation expense in 2014, related to the growth in capital assets as it continues to place new assets in-service, consistent with its ongoing capital work program; partially offset by

•	$59 million increase in its 2014 transmission revenues, mainly due to new Ontario Energy Board-approved 2014 transmission rates.

Revenues

Year ended December 31 (millions of Canadian dollars)	2014	2013	$ change	% change
Transmission	1,588	1,529	59	3.9
Distribution	4,903	4,484	419	9.3
Other	57	61	(4)	(6.6)

	6,548	6,074	474	7.8

Average annual Ontario 60-minute peak demand (MW)(1)	20,596	21,493	(897)	(4.2)

Distribution – units distributed to Hydro One customers (TWh)(1)	29.8	29.8	—	—

(1)	System-related statistics are preliminary.

Transmission

The Company’s 2014 transmission revenues increased by $59 million, or 3.9%, compared to 2013. The components of the increase include the following:

•	$90 million increase due to new transmission rates effective January 1, 2014 approved by the Ontario Energy Board in January 2014, and

•	$42 million increase due to the Ontario Energy Board’s approval of increased export service revenues in recognition of higher electricity exports to other jurisdictions and the disposition of certain Ontario Energy Board-approved transmission regulatory accounts; partially offset by

•	$45 million decrease due to lower average Ontario 60-minute peak demand in 2014. The lower electricity demand in 2014 was mainly due to milder weather in the summer and fall of 2014, compared to 2013, and

•	$28 million decrease due to ancillary transmission revenues, primarily associated with Ontario Energy Board-approved regulatory accounts.

Distribution

The Company’s 2014 distribution revenues increased by $419 million, or 9.3%, compared to 2013. The components of the increase include the following:

•	$399 million increase due to the recovery of higher purchased power costs, as described below under “Purchased Power Costs”,

•	$12 million increase due to new distribution rates effective January 1, 2014 approved by the Ontario Energy Board in December 2013, and

•	$8 million increase due to ancillary distribution revenues, primarily associated with Ontario Energy Board-approved regulatory accounts.

Purchased Power Costs

The Company’s purchased power costs increased by $399 million, or 13.2%, in 2014, compared to 2013. The components of the increase include the following:

•	$291 million increase resulting from higher purchased power costs for customers who are not eligible for the Regulated Price Plan,

•	$78 million increase resulting from the impact of changes in the Ontario Energy Board’s Regulated Price Plan rates for residential and other eligible customers,

•	$26 million increase resulting from the Ontario Energy Board transmission rate decision effective January 1, 2014,

•	$10 million increase due to wholesale market service charges levied by the IESO, and

•	$4 million increase resulting from the IESO’s smart metering entity charge effective May 1, 2013; partially offset by

•	$10 million decrease due to lower energy consumption in 2014, mainly resulting from a milder summer and a warmer fall in 2014.

Operation, Maintenance and Administration Costs

Year ended December 31 (millions of Canadian dollars)	2014	2013	$ change	% change
Transmission	394	375	19	5.1
Distribution	742	672	70	10.4
Other	56	59	(3)	(5.1)

	1,192	1,106	86	7.8

Transmission

The Company’s 2014 transmission operation, maintenance and administration costs increased by $19 million, or 5.1%, compared to 2013. The components that contributed to the increase include the following:

•	increased forestry expenditures related to brush control and line clearing on the Company’s transmission rights-of-way,

•	higher volume of corrective and preventive maintenance on power equipment and overhead lines, and transmission site facilities maintenance requirements, and

•	one-time reduction to Hydro One’s provision for payments in lieu of property taxes in 2013 related to transmission stations for the years 1999 to 2012, inclusive, following the finalization of the related regulations and receipt of a final assessment of its property tax returns; partially offset by

•	lower expenditures due to the recovery of insurance proceeds for the 2013 floods at Hydro One’s Richview and Manby transmission stations, and

•	increased attribution of overheads to capital project expenditures in 2014.

Distribution

The Company’s 2014 distribution operation, maintenance and administration costs increased by $70 million, or 10.4%, compared to 2013. The increase is mainly due to the following:

•	the Company’s customer service recovery initiatives and the increase in its bad debt expense, resulting from higher electricity consumption due to a substantially colder than normal winter, combined with higher electricity prices and the suspension of certain collection tools and efforts during several months in 2014. The Company resumed some of its collection tools and efforts in September 2014. Hydro One Networks Inc.’s customer service recovery initiatives and related bad debt expense totalled $88 million in 2014.

The increase was partially offset by decreased expenditures in 2014 related to the CIS, as it was placed in-service in May 2013.

Depreciation and Amortization

The Company’s 2014 depreciation and amortization costs increased by $46 million, or 6.8%, compared to 2013. This increase was primarily attributable to higher property, plant and equipment depreciation expense in 2014, mainly related to the growth in capital assets as Hydro One continues to place new assets in-service, consistent with its ongoing capital work program.

Financing Charges

The Company’s 2014 financing charges increased by $19 million, or 5.3%, compared to 2013. The increase is primarily due to the following:

•	increase in interest expense on its long-term debt due to a higher average level of debt; partially offset by

•	lower average interest rate.

Provision for PILs

The provision for PILs decreased by $20 million, or 18.3%, to $89 million in 2014, compared to 2013, primarily due to lower levels of pre-tax income in 2014 compared to 2013.

Quarterly Results of Operations

The following table sets forth unaudited quarterly information for each of the eight quarters, from the quarter ended March 31, 2013 through to December 31, 2014. This information has been derived from the Company’s unaudited interim consolidated financial statements and its audited annual consolidated financial statements.

	2014				2013
Quarter ended	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31
	(millions of Canadian dollars)
Total revenue	1,662	1,556	1,566	1,764	1,557	1,542	1,403	1,572
Net income attributable to Shareholder of Hydro One	221	173	115	240	160	218	168	257
Net income to common Shareholder of Hydro One	216	169	110	236	155	214	163	253

Electricity demand generally follows normal weather-related variations, and consequently, the Company’s electricity-related revenues and profit, all other things being equal, would tend to be higher in the first and third quarters than in the second and fourth quarters.

Results of Operations – Three Months Ended December 31, 2014 Compared to Three Months Ended December 31, 2013

Three months ended December 31 (millions of Canadian dollars)	2014	2013	$ change	% change
Revenues	1,662	1,557	105	6.7
Purchased power	893	794	99	12.5
Operation, maintenance and administration	247	286	(39)	(13.6)
Depreciation and amortization	190	184	6	3.3

	1,330	1,264	66	5.2
Income before financing charges and provision for PILs	332	293	39	13.3
Financing charges	98	93	5	5.4

Income before provision for PILs	234	200	34	17.0
Provision for PILs	15	40	(25)	(62.5)

Net income	219	160	59	36.9

Net income (loss) attributable to noncontrolling interest	(2)	—	(2)	(100.0)

Net income attributable to Shareholder of Hydro One	221	160	61	38.1

Net Income

Net income attributable to the Shareholder of Hydro One for the three months ended December 31, 2014 was $221 million, compared to $160 million during the same period in 2013, an increase of $61 million or 38.1%. The increase is mainly due to the following:

•	decreased distribution operation, maintenance and administration costs, primarily due to lower storm response expenditures as a result of lower storm activity in 2014, compared to 2013, and decreased expenditures related to brush control and distribution line maintenance work,

•	decrease in the Company’s provision for PILs, primarily due to changes in net temporary differences, and

•	increase in the Company’s 2014 transmission revenues, mainly due to new Ontario Energy Board-approved 2014 transmission rates.

Revenues

Hydro One’s total revenues for the three months ended December 31, 2014 were $1,662 million, compared to $1,557 million during the same period in 2013, an increase of $105 million or 6.7%. The increase is mainly due to the following:

•	the recovery of higher purchased power costs,

•	new transmission and distribution rates effective January 1, 2014, and

•	the Ontario Energy Board’s approval of increased export service revenues in recognition of higher electricity exports to other jurisdictions and the disposition of certain Ontario Energy Board-approved transmission regulatory accounts; partially offset by

•	lower average Ontario 60-minute peak demand and energy consumption in the fourth quarter of 2014, mainly due to milder weather in the fall of 2014, and

•	lower ancillary revenues, primarily associated with Ontario Energy Board-approved regulatory accounts.

Purchased Power Costs

The Company’s purchased power costs for the three months ended December 31, 2014 were $893 million, compared to $794 million during the same period in 2013, an increase of $99 million or 12.5%. The increase is mainly due to the following:

•	higher purchased power costs for customers who are not eligible for the Regulated Price Plan; and

•	partially offset by lower energy consumption in the fourth quarter of 2014, mainly due to milder weather in the fall of 2014,

•	wholesale market service charges levied by the IESO, and

•	Ontario Energy Board transmission rate decision effective January 1, 2014.

Operation, Maintenance and Administration

The Company’s operation, maintenance and administration costs for the three months ended December 31, 2014 were $247 million, compared to $286 million during the same period in 2013, a decrease of $39 million or 13.6%. The decrease is mainly due to the following:

•	decreased distribution operation, maintenance and administration costs, primarily due to lower storm response expenditures as a result of lower storm activity in 2014, compared to 2013, and

•	decreased expenditures related to brush control and distribution line maintenance work.

Depreciation and Amortization

The Company’s depreciation and amortization costs for the three months ended December 31, 2014 were $190 million, compared to $184 million during the same period in 2013, an increase of $6 million or 3.3%. The increase is mainly due to higher property, plant and equipment depreciation expense in 2014, mainly related to the growth in capital assets as the Company continue to place new assets in-service, consistent with its ongoing capital work program.

Financing Charges

The Company’s financing charges for the three months ended December 31, 2014 were $98 million, compared to $93 million during the same period in 2013, an increase of $5 million or 5.4%. The increase is mainly due to the following:

•	increase in interest expense on its long-term debt due to a higher average level of debt; partially offset by

•	lower average interest rates.

Provision for PILs

Hydro One’s provision for PILs for the three months ended December 31, 2014 was $15 million, compared to $40 million during the same period in 2013, a decrease of $25 million or 62.5%. The decrease is due to the following:

•	changes in net temporary differences, such as capital cost allowance in excess of depreciation, deductions for pension payments made in excess of amounts expensed for accounting purposes, and interest deducted for tax purposes in excess of interest expensed for accounting purposes; partially offset by

•	higher pre-tax income for the three months ended December 31, 2014 compared to the same period in 2013.

Results of Operations – Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Year ended December 31 (millions of Canadian dollars)	2013	2012	$ change	% change
Revenues	6,074	5,728	346	6.0
Purchased power	3,020	2,774	246	8.9
Operation, maintenance and administration	1,106	1,071	35	3.3
Depreciation and amortization	676	659	17	2.6

	4,802	4,504	298	6.6
Income before financing charges and provision for PILs	1,272	1,224	48	3.9
Financing charges	360	358	2	0.6

Income before provision for PILs	912	866	46	5.3
Provision for PILs	109	121	(12)	(9.9)

Net income	803	745	58	7.8

Net income (loss) attributable to noncontrolling interest	—	—	—	—

Net income attributable to Shareholder of Hydro One	803	745	58	7.8

Net Income

The Company’s 2013 net income increased by $58 million, or 7.8%, to $803 million, compared to 2012. The Company experienced higher distribution revenues in 2013 mainly reflecting increased purchased power costs, primarily related to the Ontario Energy Board’s Regulated Price Plan rate-setting process and the IESO’s spot market. It also experienced increased transmission revenues in 2013 reflecting a higher peak demand due to intermittent periods of hot weather in the summer of 2013, as well as extreme cold winter weather. The Company’s 2013 net income was also positively impacted by a lower provision for PILs and by a reduction to its provision for payments in lieu of transmission station property taxes, following the finalization of the assessment of certain prior years’ property tax returns. This reduction was partially offset by power restoration expenditures following several major storms in 2013.

Revenues

Year ended December 31 (millions of Canadian dollars)	2013	2012	$ change	% change
Transmission	1,529	1,482	47	3.2
Distribution	4,484	4,184	300	7.2
Other	61	62	(1)	(1.6)

	6,074	5,728	346	6.0

Average annual Ontario 60-minute peak demand (MW)(1)	21,493	21,132	361	1.7

Distribution – units distributed to Hydro One customers (TWh)(1)	29.8	29.2	0.6	2.1

(1)	System-related statistics are preliminary.

Transmission

Hydro One’s 2013 transmission revenues were higher by $47 million, or 3.2%, compared to 2012. The average Ontario 60-minute peak demand was higher in 2013 compared to 2012, resulting in an increase in transmission revenues of $26 million, compared to 2012. The higher energy consumption in 2013 mainly resulted from a warmer summer and a colder winter, as compared to 2012. In addition, the Company experienced higher revenues of $21 million in 2013, associated with the Ontario Energy Board’s approval of export service revenues and ancillary services.

Distribution

The Company’s 2013 distribution revenues were higher by $300 million, or 7.2%, compared to 2012. The increase was primarily due to the recovery of higher purchased power costs of $246 million, as described below under “Purchased Power Costs.” In addition, energy consumption was higher by $29 million in 2013, mainly resulting from a warmer summer and a colder winter, as compared to 2012. Distribution revenues also increased by $15 million as a result of the Company’s placement in service of new smart grid and smart meter investments, which are currently being recovered through separate rate mechanisms.

In December 2012, the Ontario Energy Board approved new distribution rates effective January 1, 2013, based on its third generation incentive regulation mechanism process. As part of this decision, the Ontario Energy Board approved the Company’s application for an additional rate rider related to an incremental capital module adjustment to its rates, reflecting its placement in service of certain specific capital investments. This approval resulted in an increase in distribution revenues of $13 million, compared to 2012. In addition, the Ontario Energy Board’s incentive regulation mechanism decision resulted in higher distribution revenues of $10 million, which will support the maintenance and investment requirements of the Company’s distribution system and enable the safe and reliable delivery of electricity to its customers throughout Ontario. The 2013 distribution revenue increases were partially offset by lower 2013 ancillary distribution revenues of $13 million, primarily associated with Ontario Energy Board-approved regulatory accounts.

Purchased Power Costs

The Company’s 2013 purchased power costs increased by $246 million, or 8.9%, to $3,020 million, compared to 2012. The components of increase include the following:

•	$104 million increase resulting from higher purchased power costs for customers who are not eligible for the Regulated Price Plan,

•	$85 million increase resulting from the impact of changes in the Ontario Energy Board’s Regulated Price Plan rates for residential and other eligible customers,

•	$44 million increase due to higher electricity demand, and

•	$9 million increase resulting from the IESO’s smart metering entity charge effective May 1, 2013; partially offset by

•	$4 million reduction in wholesale market service charges levied by the IESO.

Operation, Maintenance and Administration

Year ended December 31 (millions of Canadian dollars)	2013	2012	$ change	% change
Transmission	375	402	(27)	(6.7)
Distribution	672	608	64	10.5
Other	59	61	(2)	(3.3)

	1,106	1,071	35	3.3

Transmission

The Company’s 2013 transmission operation, maintenance and administration costs decreased by $27 million, or 6.7%, to $375 million, compared to 2012. Within the Company’s work programs, it continued to invest in the safe and reliable operation of its transmission system.

Expenditures in support of the Company’s transmission system decreased by $33 million in 2013, compared to 2012, primarily due to a reduction to its provision for payments in lieu of property taxes related to transmission stations for the years 1999 to 2012, inclusive, following the finalization of the related regulations and receipt of a final assessment of its property tax returns. The decrease in the Company’s transmission system support costs was partially offset by an increase of $6 million in its work program costs, compared to 2012. This increase was primarily due to higher expenditures related to the Company’s forestry work program on its transmission rights-of-way resulting from heavy tree densities, power equipment preventive and corrective maintenance, and emergency restoration requirements as a result of severe flooding at Richview and Manby transmission stations caused by a major rainstorm in July 2013. The Company also experienced increased cyber security and internal compliance program requirements related to the reliability standards and criteria mandated by the NERC. These increases in work program costs were partially offset by lower expenditures related to the Ontario Power Authority’s (IESO effective January 1, 2015) recommendation to increase short circuit and/or transformer capacity at ten of the Company’s transmission stations to enable the connection of small renewable projects, as this work was substantially completed by the end of 2012. Expenditures for these station upgrades were recorded within operation, maintenance and administration rather than as capital expenditures, given that recovery was restricted pursuant to a shareholder declaration made in April 2011. No such declarations were issued in 2013. In addition, the Company experienced lower expenditures within its overhead lines program

Distribution

The Company’s 2013 distribution operation, maintenance and administration costs increased by $64 million, or 10.5%, to $672 million, compared to 2012. The Company’s work program expenditures increased by $63 million compared to 2012, mainly as a result of increased power restoration expenditures following major storms in 2013, increased customer-driven work related to trouble calls and cable locates in support of the Company’s “One Call” program, higher requirements within the line patrol program, higher expenditures on its customer care programs, higher information technology improvements and enhancements, and continued work on the Company’s smart grid project. These impacts were partially offset by lower station corrective and preventive maintenance expenditures, as well as lower line clearing expenditures, compared to 2012. The Company’s expenditures in support of its distribution system increased marginally by $1 million, compared to 2012.

Depreciation and Amortization

The Company’s 2013 depreciation and amortization costs increased by $17 million, or 2.6%, compared to 2012. This increase was attributable to higher 2013 depreciation expense, primarily related to its placement of new assets in service consistent with its ongoing capital work program, as well as higher asset removal costs in 2013.

Financing Charges

Financing charges increased by $2 million, or 0.6%, to $360 million for 2013, compared to 2012. Higher financing costs in 2013 were mainly due to a decrease in interest capitalized, partially offset by a decrease in interest expense on long-term debt due to lower average interest rates.

Provision for PILs

The provision for PILs decreased by $12 million, or 9.9%, to $109 million in 2013, compared to 2012. This decrease primarily resulted from changes in net temporary differences, and a true-up relating to the 2012 research and development tax credits. This reduction was partially offset by the impact of higher levels of pre-tax income in 2013, compared to 2012.

Liquidity and Capital Resources for Annual Periods

Hydro One’s primary sources of liquidity and capital resources are funds generated from the Company’s operations, debt capital market borrowings and bank financing. These resources will be used to satisfy its capital resource requirements, which continue to include its capital expenditures, servicing and repayment of its debt, and dividends.

Summary of Sources and Uses of Cash

Year ended December 31 (millions of Canadian dollars)	2014	2013	2012
Operating activities	1,256	1,404	1,294
Financing activities
Long-term debt issued	628	1,185	1,085
Long-term debt retired	(776)	(600)	(600)
Amount contributed by noncontrolling interest	72	—	—
Dividends paid	(287)	(218)	(370)
Investing activities
Capital expenditures	(1,504)	(1,387)	(1,463)
Acquisition of Norfolk Power	(66)	—	—
Proceeds from investment	250	—	—
Other financing and investing activities	(38)	(14)	21

Net change in cash and cash equivalents	(465)	370	(33)

Cash from Operating Activities

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net cash from operating activities decreased by $148 million to $1,256 million in 2014, compared to 2013. The decrease was primarily due to the following:

•	lower 2014 net income, compared to 2013,

•	changes in accrual balances, mainly related to timing of capital projects, and

•	changes in regulatory accounts, including the retail settlement and external revenue variance accounts; partially offset by

•	higher property, plant and equipment depreciation expense in 2014, mainly related to the growth in capital assets as the Company continues to place new assets in-service, consistent with the Company’s ongoing capital work program.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash from operating activities increased by $110 million to $1,404 million in 2013, compared to 2012. The increase was primarily due to higher 2013 net income, compared to 2012, as well as changes in accrual balances, mainly related to timing of tax payments and to capital projects. The increase was partially offset by growth in accounts receivable balances, resulting from higher revenues and lower collections in the period.

Financing Activities

Short-term liquidity is provided through funds from operations, the Company’s commercial paper program, and the Company’s revolving credit facility.

Under the commercial paper program, Hydro One is authorized to issue up to $1 billion in short-term notes with a term to maturity of less than 365 days. The commercial paper program is supported by a $1.5 billion committed revolving credit facility with a syndicate of banks. The short-term liquidity under this program and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s normal operating requirements.

At December 31, 2014, the Company had $8,923 million in long-term debt outstanding, including the current portion. The Company’s notes and debentures mature between 2015 and 2064. Long-term financing is provided by the Company’s access to the debt markets, primarily through its MTN Program. The maximum authorized principal amount of medium-term notes issuable under this program is $3,000 million. At December 31, 2014, $1,187 million remained available until October 2015. The Company plans to file a base shelf prospectus to renew its MTN Program for another 25 months by the end of 2015.

At December 31, 2013, the Company had $9,045 million in long-term debt outstanding, including the current portion. At December 31, 2013, $1,815 million of $3 billion maximum authorized principal amount of medium-term notes under the MTN Program remained available until October 2015.

In 2014, the Company issued $628 million of long-term debt under the Company’s MTN Program, compared to $1,185 million of long-term debt issued in 2013. In 2014, the Company also repaid $750 million in maturing long-term debt, compared to $600 million of long-term debt repaid in 2013. In addition, long-term debt totalling $26 million assumed on the Norfolk Power acquisition was repaid in September 2014.

In 2013, Hydro One issued $1,185 million of long-term debt under the Company’s MTN Program, compared to $1,085 million of long-term debt issued in 2012. In 2013, the Company also repaid $600 million in maturing long-term debt, compared to $600 million of long-term debt called and redeemed in 2012, prior to its maturity date of November 15, 2012.

The Company had no short-term notes outstanding at December 31, 2014, 2013, or 2012.

During 2014, Hydro One paid dividends to the Province in the amount of $287 million, consisting of $269 million in common share dividends and $18 million in preferred share dividends, compared to dividends of $218 million, consisting of $200 million of common share dividends and $18 million of preferred share dividends, paid to the Province in 2013, and dividends of $370 million, consisting of $352 million in common dividends and $18 million in preferred dividends paid to the province in 2012. In 2013, cash dividends per common share were $2,000, compared to $3,523 per common share in 2012. Cash dividends per preferred share were $1.375 in each of 2013 and 2012.

The Company’s objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates and to deliver appropriate financial returns to its Shareholder.

Investing Activities

During 2014, the Company continued to focus on making important investments in its transmission and distribution systems to address its aging power system infrastructure, improve its systems’ reliability and performance, and improve service to its customers. Hydro One made capital investments totalling $1,530 million in 2014, compared to $1,394 million of capital investments in 2013, and have placed $1,574 million of new assets in-service in 2014, compared to $1,491 million of new assets placed in-service in 2013.

Capital investments consist of cash capital expenditures and related accruals. Capital investments primarily relate to sustaining, enhancing and reinforcing the Company’s transmission and distribution infrastructure.

	Year ended December 31
	2014	2013	2012
	(millions of Canadian dollars)
Transmission	845	714	776
Distribution	680	673	671
Other	5	7	7

Total capital investments	1,530	1,394	1,454

Transmission Capital Investments

The Company’s 2014 transmission capital investments were $845 million, compared to $714 million in 2013, an increase of $131 million or 18.3%, primarily due to sustainment programs to address its aging infrastructure. Given the aging of its infrastructure, the Company has ongoing investment plans which are designed to reliably power the Ontario economy and to support the innovation that can be expected over the next decade.

The Company’s 2013 transmission capital investments decreased by $62 million, or 8.0%, to $714 million, compared to 2012.

	Year ended December 31
	2014	2013	2012
	(millions of Canadian dollars)
Sustainment	625	481	392
Development	132	170	313
Other	88	63	71

Total transmission capital investments	845	714	776

Transmission Sustainment Capital Investments

The Company’s current transmission sustainment programs include protection and control systems, wood poles, breakers and high-voltage instrument transformer replacements. The Company’s 2014 transmission sustainment capital investments were $625 million, compared to $481 million in 2013, an increase of $144 million or 29.9%. The increase was mainly due to the following:

•	several system re-investments, including the Gerrard and Timmins transmission stations and new type of breakers at its Bruce transmission station, which progressed in 2014, as well as completed projects, such as the Pinard transmission station breakers and the Wallaceburg transmission station;

•	several replacements of end-of-life power transformers at its Pembroke transmission Station in eastern Ontario, and its Hanover, Allanburg, and Elmira transmission stations in southwestern Ontario, as well as the emergency replacement of a unit at the Trafalgar transmission station;

•	increased work within its station and lines equipment replacement and refurbishment projects and programs, including its investment to address the condition of the conductors on the 170 kilometre circuit from the Chats Falls switching station to the Havelock transmission station in southeastern Ontario, and increased work on overhead lines wood pole structure replacements; and

•	increased volume of replacements related to addressing aging protection and control equipment.

Investments to sustain the Company’s existing transmission system were $481 million in 2013, representing an increase of $89 million or 22.7%, compared to 2012. In 2013, Hydro One made significant investments in the refurbishment and replacement of end-of-life equipment for overhead lines and system re-investments in order to improve reliability, as well as replacement of circuit breakers. In addition, the Company has experienced higher expenditures associated with the timing of work related to the replacement of end-of-life power transformers. Hydro One continued work on replacing end-of-life underground transmission cables between its Strachan transmission station and Riverside Junction. These new underground cables will maintain a reliable supply of electricity to downtown Toronto. These increases were partially offset by lower expenditures related to the replacement of protection and control equipment.

Transmission Development Capital Investments

The Company’s current transmission development projects include transmission system upgrades, local area supply projects, and inter-area network projects. These investments will expand and reinforce power reliability for electricity customers throughout the province, including its residential and industrial customers. The Company’s 2014 development capital investments to expand and reinforce its transmission system were $132 million, compared to $170 million in 2013, a decrease of $38 million or 22.4%. The decrease was mainly due to the following:

•	the successful completion of Sundusk and Summerhaven switching stations upgrades in 2013 to incorporate renewable energy into its transmission system; and

•	reduced expenditures related to some of its major projects which were completed in 2014, such as the Lambton-to-Longwood transmission upgrade project, the Barwick transmission station, and the Allanburg transmission station to ensure mandatory transmission system standards were met.

Investments to expand and reinforce the Company’s transmission system were $170 million in 2013, representing a decrease of $143 million, compared to 2012. The decrease was mainly due to the completion of the Company’s Bruce-to-Milton transmission line to connect refurbished nuclear and new wind generation sources in the Huron-Grey-Bruce area. This project was placed in-service in May 2012. In addition, the Company experienced lower expenditures as a result of completing its Commerce Way transmission station, a new load supply station in the City of Woodstock to address load growth issues in the Woodstock area, and the switchyard reconstruction project at its Burlington transmission station, where two new switchyards were constructed to increase the load supply capacity and to ensure reliability of supply to customers in the area. These projects were placed in-service in February 2013 and December 2012, respectively.

During 2013, the Company continued to invest in inter-area network projects to support the Province’s supply mix objectives for generation, and in load customer connections and local area supply projects to address growing loads. The Company’s local area supply project expenditures included investments in its Midtown transmission reinforcement project, which will provide additional supply capability to meet future load growth in midtown Toronto as well as areas to the west. Work at the Company’s Hearn switching station was partially completed in December 2013, where the Company rebuilt an existing switchyard that had reached the end of its service life. The Company was also constructing its Lambton-to-Longwood transmission upgrade to increase transmission capability between its Lambton (Sarnia) and Longwood (London) transmission stations.

Transmission Other Capital Investments

The Company’s 2014 other transmission capital investments were $88 million, compared to $63 million in 2013, an increase of $25 million or 39.7%. The increase was mainly due to the following:

•	the development phase investment in its network management system project, a critical operating tool used for monitoring and control of its transmission system, and

•	the investment in its payroll transformation project to realize various process efficiencies; partially offset by

•	higher investments in 2013 as a result of emergency flood restoration work at its Richview transmission station resulting from a major rainstorm in July 2013.

The Company’s other transmission capital investments were $63 million in 2013, representing a decrease of $8 million, compared to 2012. The decrease was mainly due to lower requirements associated with information technology initiatives, including its entity-wide enterprise information system replacement and improvement project, and timing of field facilities improvements. These reductions were partially offset by increased fleet acquisitions and emergency flood restoration work at its Richview transmission station caused by a major rainstorm in July 2013.

Distribution Capital Investments

The Company’s 2014 distribution capital investments were $680 million, compared to $673 million in 2013, an increase of $7 million or 1.0%, primarily due to its distribution sustainment programs to address its aging infrastructure.

The Company’s 2013 distribution capital investments increased by $2 million, or 0.3%, to $673 million, compared to 2012.

	Year ended December 31
	2014	2013	2012
	(millions of Canadian dollars)
Sustainment	356	324	245
Development	236	235	284
Other	88	114	142

Total distribution capital investments	680	673	671

Distribution Sustainment Capital Investments

The Company’s current distribution sustainment programs include wood pole and meter replacements, emergency work for storm restoration, distribution station refurbishments and upgrades, and work related to joint-use and relocation of its distribution lines. The Company’s 2014 distribution sustainment capital investments were $356 million, compared to $324 million in 2013, an increase of $32 million or 9.9%. The increase is mainly due to the following:

•	increased investments in meter replacements, including certain meter replacements and field metering services installations,

•	higher volume of end-of-life wood pole replacements,

•	increased focus on capital lines work, mainly due to the lines large sustainment initiatives program, and

•	increased work within its station refurbishment programs due to more refurbishments accomplished in 2014; partially offset by

•	reduced storm restoration work in 2014 due to lower storm activity compared to 2013.

Investments to sustain the Company’s distribution system were $324 million in 2013, representing an increase of $79 million or 32.2%, compared to 2012. The increase was primarily due to increased expenditures for replacements related to storm restoration work caused by major storms in 2013. The Company also experienced increased work within its wood pole replacement program and station refurbishment projects. Investments were also impacted by the timing of customer contribution payments received in 2012 relating to work for joint use and relocation of its lines. These increases were partially offset by lower work within the Company’s lines programs.

Distribution Development Capital Investments

The Company’s current development projects to expand and reinforce its distribution network include new customer connections and upgrades, system capability reinforcement projects, line transfers requested by customers, and connections to new generation facilities. The Company’s 2014 distribution development capital expenditures were $236 million, compared to $235 million in 2013, an increase of $1 million or 0.4%. The increase is mainly due to the following:

•	increased work for subdivision connections, new customer connections, and upgrades, and

•	the purchase of retail revenue meters for all new connections and service upgrades; partially offset by

•	reduced lines and stations work related to upgrading and adding capacity to the Company’s distribution system.

Investments to expand and reinforce its distribution network were $235 million in 2013, representing a decrease of $49 million, compared to 2012. Hydro One experienced reduced expenditures related to some of its major projects, including its smart grid project, as it completed the deployment of its distribution management system within the Owen Sound pilot area in 2012, and the smart metering project, as most of the network expansion work was completed in 2012. In 2013, the Company also experienced a lower demand for new customer connections and upgrades. These decreases were partially offset by increased work on upgrading and adding capacity to its system to enable new customer connections and timing of generation connection projects.

Distribution Other Capital Investments

The Company’s 2014 other distribution capital expenditures were $88 million, compared to $114 million in 2013, a decrease of $26 million or 22.8%. The decrease is mainly due to the following:

•	decreased expenditures in 2014 related to the CIS, as it was placed in-service in May 2013,

•	decrease due to higher investments in 2013 as a result of emergency flood restoration work at its Richview transmission station resulting from a major rainstorm in July 2013; partially offset by

•	investment in a payroll transformation project to realize various process efficiencies.

The Company’s other distribution capital investments were $114 million in 2013, representing a decrease of $28 million or 19.7%, compared to 2012. The majority of these expenditures were related to the CIS phase of its entity-wide information system replacement and improvement project, which was placed into service in May 2013. In addition to replacing end-of-life systems, this implementation is expected to result in process improvements that are expected to provide many benefits including enhancements to customer satisfaction through reduced call times and first call resolution of issues given faster availability of information. Productivity savings are also anticipated to result from performance improvements, consolidation and/or decommissioning of legacy information technology systems. In addition, the Company experienced decreased expenditures associated with information technology initiatives, including its entity-wide enterprise information system replacement and improvement project, and the timing of field facilities improvements, partially offset by an increase in fleet acquisitions and emergency flood restoration work at its Richview transmission station.

Related Party Transactions

Hydro One is currently owned by the Province. The Ontario Electricity Financial Corporation, IESO, Ontario Power Authority (merged with IESO effective January 1, 2015), Ontario Power Generation Inc., and the Ontario Energy Board are related parties to the Company because they are controlled or significantly influenced by the Province.

Three and six months ended June 30, 2015 compared to June 30, 2014

The Province

•	During the three and six months ended June 30, 2015, Hydro One paid dividends to the Province totalling $30 million and $59 million, respectively, compared to $30 million and $229 million paid in the same periods in 2014.

IESO

•	During the three and six months ended June 30, 2015, Hydro One purchased power in the amount of $471 million and $1,262 million, respectively, from the IESO-administered electricity market, compared to $568 million and $1,343 million purchased in the same periods in 2014.

•	Hydro One receives revenues for transmission services from the IESO, based on Ontario Energy Board-approved transmission rates. The Company’s transmission revenues for the three and six months ended June 30, 2015 include $363 million and $768 million, respectively, related to these services, compared to $368 million and $776 million in the same periods in 2014.

•	Hydro One receives amounts for rural rate protection from the IESO. The Company’s distribution revenues for the three and six months ended June 30, 2015 include $32 million and $64 million, respectively, related to this program, compared to $32 million and $64 million in the same periods in 2014.

•	Hydro One receives revenues related to the supply of electricity to remote northern communities from the IESO. The Company’s distribution revenues for the three and six months ended June 30, 2015 include $8 million and $16 million, respectively, related to these services, compared to $8 million and $16 million in the same periods in 2014.

•	The IESO (Ontario Power Authority prior to January 1, 2015) funds substantially all of Hydro One’s Conservation and Demand Management (“CDM”) programs. The funding includes program costs, incentives, and management fees. During the three and six months ended June 30, 2015, the Company received $11 million and $23 million, respectively, from the IESO related to these programs, compared to $14 million and $21 million received in the same periods in 2014.

Ontario Power Generation Inc.

•	During the three and six months ended June 30, 2015, Hydro One purchased power in the amount of $2 million and $8 million, respectively, from Ontario Power Generation Inc., compared to $4 million and $18 million purchased in the same periods in 2014.

•	Hydro One has service level agreements with Ontario Power Generation Inc. These services include field, engineering, logistics and telecommunications services. The Company’s other revenues for the three and six months ended June 30, 2015 include $1 million and $3 million, respectively, related to these service level agreements, compared to $3 million and $6 million in the same periods in 2014. Operation, maintenance and administration costs related to the purchase of services with respect to these service level contracts were insignificant during the three months ended June 30, 2015 and 2014, and $1 million during the six months ended June 30, 2015 and 2014.

Ontario Electricity Financial Corporation

•	During the three and six months ended June 30, 2015, Hydro One paid PILs to the Ontario Electricity Financial Corporation totalling $14 million and $32 million, respectively, compared to payments of $21 million and $43 million made in the same periods in 2014.

•	During the three and six months ended June 30, 2015, Hydro One purchased power in the amount of $2 million and $4 million, respectively, from power contracts administered by the Ontario Electricity Financial Corporation, compared to $2 million and $7 million purchased in the same periods in 2014.

•	During the six months ended June 30, 2015, the Company paid a $5 million annual fee to the Ontario Electricity Financial Corporation, compared to $5 million paid in the same period in 2014, for indemnification against adverse claims in excess of $10 million paid by the Ontario Electricity Financial Corporation with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999.

Ontario Energy Board

•	Under the Ontario Energy Board Act, the Ontario Energy Board is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. During the three and six months ended June 30, 2015, Hydro One incurred $3 million and $6 million, respectively, in Ontario Energy Board fees, compared to $3 million and $6 million incurred in the same periods in 2014.

At June 30, 2015, the amounts due from and due to related parties as a result of the transactions described above were $177 million and $52 million, respectively, compared to $224 million and $227 million at December 31, 2014, respectively. At June 30, 2015, included in amounts due to related parties were amounts owing to the IESO in respect of power purchases of $41 million, compared to $214 million at December 31, 2014.

Year ended December 31, 2014 compared to year ended December 31, 2013

The Province

•	During 2014, Hydro One paid dividends to the Province totalling $287 million, compared to $218 million paid in 2013.

•	In November 2014, Hydro One redeemed the $250 million Province of Ontario Floating-Rate Notes held as a long-term investment. These notes were originally purchased in January 2010 with a maturity date of November 19, 2014.

IESO

•	During 2014, Hydro One purchased power in the amount of $2,601 million from the IESO-administered electricity market, compared to $2,477 million purchased in 2013.

•	The Company’s 2014 transmission revenues include $1,556 million related to transmission services, compared to $1,509 million in 2013.

•	The Company’s 2014 distribution revenues include $127 million related to the rural rate protection program, compared to $127 million in 2013.

•	The Company’s 2014 distribution revenues include $32 million related to the supply of electricity to remote northern communities, compared to $33 million in 2013.

Ontario Power Authority (merged with IESO effective January 1, 2015)

•	During 2014, Hydro One received $33 million related to CDM programs, compared to $34 million received in 2013.

Ontario Power Generation Inc.

•	During 2014, Hydro One purchased power in the amount of $23 million from Ontario Power Generation Inc., compared to $15 million in 2013.

•	Hydro One’s 2014 other revenues include $12 million related to service level agreements with Ontario Power Generation Inc., compared to $9 million in 2013. Hydro One’s 2014 operation, maintenance and administration costs related to the purchase of services with respect to these service level contracts were $1 million, compared to $1 million in 2013.

Ontario Electricity Financial Corporation

•	During 2014, Hydro One paid PILs to the Ontario Electricity Financial Corporation totalling $86 million, compared to payments of $138 million made in 2013.

•	During 2014, Hydro One purchased power in the amount of $9 million from power contracts administered by the Ontario Electricity Financial Corporation, compared to $8 million purchased in 2013.

•	During 2014, the Company paid a $5 million annual fee to the Ontario Electricity Financial Corporation, compared to $5 million paid in 2013, for indemnification against adverse claims in excess of $10 million paid by the Ontario Electricity Financial Corporation with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999.

Ontario Energy Board

•	During 2014, Hydro One incurred $12 million in Ontario Energy Board fees, compared to $12 million incurred in 2013.

At December 31, 2014, the amounts due from and due to related parties as a result of the transactions described above were $224 million and $227 million, respectively, compared to $197 million and $230 million at December 31, 2013, respectively. At December 31, 2014, included in amounts due to related parties were amounts owing to the IESO in respect of power purchases of $214 million, compared to $217 million at December 31, 2013.

Year ended December 31, 2013 compared to year ended December 31, 2012

Transmission revenues include $1,509 million (2012 – $1,474 million) received from IESO related to transmission services. Distribution revenues include $127 million (2012 – $127 million) received from the IESO related to the rural rate protection program. Distribution revenues also include $33 million (2012 – $28 million) received from the IESO related to the supply of electricity to remote northern communities.

In 2013, Hydro One purchased power in the amount of $2,477 million (2012 – $2,392 million) from the IESO-administered electricity market; $15 million (2012 – $10 million) from Ontario Power Generation Inc.; and $8 million (2012 – $7 million) from power contracts administered by the Ontario Electricity Financial Corporation.

In 2013, Hydro One incurred $12 million (2012 – $11 million) in Ontario Energy Board fees.

In 2013, revenues related to the provision of construction and equipment maintenance services with respect to the service level agreements with Ontario Power Generation Inc. were $9 million (2012 – $10 million), primarily for the transmission business. Operation, maintenance and administration costs related to the purchase of services with respect to these service level agreements were $1 million in 2013 (2012 – $2 million).

In 2013, Hydro One received $34 million (2012 – $39 million) from the Ontario Power Authority (IESO effective January 1, 2015) related to CDM programs.

PILs and payments in lieu of property taxes are paid to the Ontario Electricity Financial Corporation, and dividends are paid to the Province.

Sales to and purchases from related parties occur at normal market prices or at a proxy for fair value based on the requirements of the Ontario Energy Board’s affiliate relationships code. Outstanding balances at period end are interest free and settled in cash.

At December 31, 2013, the Company held $250 million in Province of Ontario floating-rate notes with a fair value of $251 million (2012 – $251 million).

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

December 31 (millions of Canadian dollars)	2013	2012
Due from related parties	197	154
Due to related parties(1)	(230)	(261)
Investment	251	251

(1)	Included in due to related parties at December 31, 2013 are amounts owing to the IESO in respect of power purchases of $217 million (2012 – $199 million).

Considerations of Current Economic Conditions

Effect of Load on Revenue

The Company’s load, based on normal weather patterns, is expected to increase in 2015 due to economic growth in all sectors of the Ontario economy, partially offset by the load impact of CDM and embedded generation. Overall load growth due to the economy alone is forecasted to be approximately 1.9%, with the commercial and industrial sectors slightly outperforming the residential sector. The load impacts of CDM and embedded generation are expected to have a negative impact on load growth of approximately 0.6% and 0.4%, respectively. On the whole, load is expected to increase by approximately 0.9% in 2015. The Company’s approved revenue requirement for 2015 has taken the negative load impact of CDM and embedded generation into account. A load growth below the Company’s load forecast, included in its approved revenue requirement, would negatively impact the Company’s financial results.

Effect of Interest Rates

Changes in interest rates will impact the calculation of the revenue requirements upon which Hydro One’s rates are based. The first component impacted by interest rates is the Company’s return on equity. The Ontario Energy Board-approved adjustment formula for calculating return on equity will increase or decrease by 50% of the change between the current Long Canada Bond Forecast and the risk-free rate established at 4.25% and 50% of the change in the spread in 30-year “A”-rated Canadian utility bonds over the 30-year benchmark Government of Canada bond yield established at 1.415%. All other things being equal, Hydro One estimates that a 1% decrease in the forecasted long-term Government of Canada bond yield used in determining its return on equity would reduce Hydro One Networks Inc.’s transmission and distribution businesses’ 2015 results of operations by approximately $20 million and $13 million, respectively. As interest rates decline, there is more risk of a decline in net income. The second component of revenue requirement that would be impacted by interest rates is the return on debt. The difference between actual interest rates on new debt issuances and those approved for return by the Ontario Energy Board would impact the Company’s results of operations.

Input Costs

In support of the Company’s ongoing work programs, Hydro One is required to procure materials, supplies and services. To manage total costs, the Company regularly establishes security of supply, strategic material and services contracts, general outline agreements, and vendor alliances and it also manages a stock of commonly used items. Such arrangements are for a defined period of time and are monitored. Where advantageous, the Company develops long-term contractual relationships with suppliers to optimize the cost of goods and services and to ensure the availability and timely supply of critical items. As a result of its strategic sourcing practices, Hydro One does not foresee any adverse impacts on its business from current economic conditions in respect of adequacy and timing of supply and credit risk of its counterparties. Further, the Company has been able to realize significant savings through its strategic sourcing initiatives.

Pension Plan

During the six months ended June 30, 2015, Hydro One contributed approximately $89 million to its pension plan, compared to contributions of approximately $174 million made in the same period in 2014, and incurred $82 million in net periodic pension benefit costs, compared to $79 million incurred in the same period in 2014. Contributions of $174 million made during the six months ended June 30, 2014, included contributions for the balance of the 2014 year, whereas no pension plan contributions prepayments were made during the six months ended June 30, 2015.

In 2014, Hydro One contributed approximately $174 million to its pension plan, compared to contributions of approximately $160 million made in 2013, and incurred $158 million in net periodic pension benefit costs, compared to $287 million incurred in 2013. The Company currently estimates its total annual pension contributions to be approximately $174 million for 2015 and $175 million for 2016, based on an actuarial valuation as at December 31, 2013 and projected levels of pensionable earnings. Actuarial valuations are required to be filed at least every three years. Future minimum contributions beyond 2016 will be based on an actuarial valuation effective no later than December 31, 2016. In 2014, the Company’s pension plan experienced positive returns of approximately 12.3%, compared to approximately 17.9% in 2013.

As at December 31, 2014, the projected benefit obligation of the Company’s pension plan was $7,535 million (December 31, 2013 – $6,576 million) and the fair value of plan assets was $6,299 million (December 31, 2013 – $5,731 million), giving rise to an unfunded status liability of $1,236 million (December 31, 2013 – $845 million). For more information regarding the funded status of the Company’s pension plan, see note 15 of the audited consolidated financial statements of Hydro One Inc. as at and for the years ended December 31, 2014 and 2013 included elsewhere in this prospectus.

The Company’s pension benefits obligation is impacted by various assumptions and estimates, such as discount rate, rate of return on plan assets, rate of cost of living increase, and mortality assumptions. A full discussion of the significant assumptions and estimates can be found in the section “Critical Accounting Estimates–Employee Future Benefits” in this MD&A.

Risk Management

Hydro One has an Enterprise Risk Management (“ERM”) Program that aims at balancing business risks and returns. A company-wide approach enables regulatory, strategic, operational and financial risks to be managed and aligned with its strategic goals. The Company’s ERM program helps it to better understand uncertainty and its potential impact on the Company’s strategic goals. It sets out the uniform principles, processes and criteria for identifying, assessing, evaluating, treating, monitoring and communicating risks across all lines of business. It supports the Company’s Board of Directors’ corporate governance needs and the due diligence responsibilities of senior management.

While the Company’s philosophy is that risk management is the responsibility of all employees, the Board is responsible for overseeing the Company’s ERM system. The Audit Committee reviews the ERM framework for the Company and assesses the adequacy and completeness of the process for identifying and assessing the key risks facing the Company. The Audit Committee will also meet with the head of the Company’s risk management function at least twice per year. The Board has, in the past, reviewed the Company’s risk profile, which is the list of key risks prepared by senior management, and represents the greatest threats to meeting its strategic objectives. The Board committees review risks relevant to their mandate at every meeting.

The Company’s President and Chief Executive Officer has ultimate accountability for risk management. The Company’s leadership team provides senior management oversight of its risk portfolio and its risk management processes. The leadership team provides direction on the evolution of these processes and identifies priority areas of focus for risk assessment and mitigation planning.

The Company’s Chief Financial Officer is responsible for ensuring that the risk management program is an integral part of Hydro One’s business strategy, planning and objective setting. The Chief Financial Officer has specific accountability for ensuring that ERM processes are established, properly documented and maintained by the Company.

The Company’s senior managers, line and functional managers are responsible for managing risks within the scope of their authority and accountability. Risk acceptance or mitigation decisions are made within the risk tolerances specified by the head of the subsidiary or function.

The Chief Financial Officer provides support to the committees of the Board of Directors, the President and CEO, the senior management team and key managers within the company. This support includes developing risk management frameworks, policies and processes, introducing and promoting new techniques, establishing risk tolerances, preparing annual corporate risk profiles, maintaining a registry of key business risks and facilitating risk assessments across the Company. Hydro One’s internal audit staff is responsible for performing independent reviews of the effectiveness of risk management policies, processes and systems. Starting in 2013, the Company’s Board of Directors has taken on an enhanced role in the Company’s risk governance structure. Each committee of the Board of Directors takes accountability for reviewing specific risks of the Company.

Key elements of the Company’s ERM Program enable it to identify, assess and monitor its risks effectively. These include having an ERM policy and framework which communicates the Company’s philosophy and process for risk management across the Company. A discussion of risks is an integral part of each line of business’ planning documents on an annual basis. Risk identification is also considered as part of each business case for investments. Finally, discrete risk assessments and workshops are performed for specific lines of business, key projects and various profiles, such as customer relationships and regulatory compliance. In order to drive consistency throughout the risk identification and risk management processes, the Company uses a standard list of risk sources known as risk universe. These sources are maintained in a single database that provides a consistent basis for risk identification and classification and serves as a repository for risk assessments. All risk assessments in the Company start with this risk universe. The Company also uses standard risk criteria, which establish the metrics and terminology used for assessing and communicating on risks, and helps ensure a consistent basis for its risk assessments and risk evaluations across all lines of business. Risk criteria include formally established risk tolerances and standard scales for assessing the probability of a risk materializing and the strength of controls in place to mitigate them.

For an understanding of key risks and other potential risks of the Company, including non-financial risks, see “Risk Factors”.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingencies. Hydro One bases its estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing its accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments. The Company has identified the following critical accounting estimates used in the preparation of its consolidated financial statements:

Revenues

The Company’s monthly distribution revenue is estimated based on wholesale electricity purchases. At the end of each month, the electricity delivered to customers, but not billed, is estimated and revenue is recognized. The newly implemented CIS phase of the Company’s entity-wide system improvement project will allow Hydro One to use historical trends at a customer level to better estimate unbilled revenue each period. This change in methodology for estimating revenue is anticipated to be implemented in 2015. Any changes in estimates will be accounted for prospectively.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management’s best estimate of losses on billed accounts receivable balances. The allowance is based on accounts receivable aging, historical experience and other currently available information. The allowance for doubtful accounts on customer receivables is estimated by applying internally developed loss rates to the outstanding receivable balances by risk segment. Risk segments represent groups of customers with similar credit quality indicators and are computed based on various attributes, including number of days receivables are past due, delinquency of balances and payment history. Loss rates applied to the accounts receivable balances are based on historical average write-offs as a percentage of accounts receivable in each risk segment.

Regulatory Assets and Liabilities

The Company’s regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. The Company’s regulatory assets mainly include costs related to the pension benefit liability, deferred income tax liabilities, post-retirement and post-employment benefit liability, and environmental liabilities. The Company’s regulatory liabilities represent certain amounts that are refundable to future electricity customers, and pertain primarily to Ontario Energy Board deferral and variance accounts. The regulatory assets and liabilities can be recognized for rate-setting and financial reporting purposes only if the amounts have been approved for inclusion in the electricity rates by the Ontario Energy Board, or if such approval is judged to be probable by management. If management judges that it is no longer probable that the Ontario Energy Board will allow the inclusion of a regulatory asset or liability in future electricity rates, the applicable carrying amount of the regulatory asset or liability will be reflected in results of operations in the period that the judgment is made by management.

Environmental Liabilities

The Company records a liability for the estimated future expenditures associated with the removal and destruction of PCB-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically-contaminated lands.

There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.

In April 2014, changes were made to the existing federal PCB regulations, which included the extension of the end-of-use deadline from 2014 to 2025 for equipment containing certain concentrations of PCBs. As a result of an annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2014 to reduce its environmental liabilities by $20 million that included the impact of the PCB regulations amendment.

Employee Future Benefits

The Company’s employee future benefits consist of pension and post-retirement and post-employment plans, and include pension, group life insurance, health care, and long-term disability benefits provided to its current and retired employees. Employee future benefits costs are included in its labour costs that are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets. Changes in assumptions affect the benefit obligation of the employee future benefits and the amounts that will be charged to results of operations or capitalized in future years. The following significant assumptions and estimates are used to determine employee future benefit costs and obligations:

Weighted Average Discount Rate

The weighted average discount rate used to calculate the employee future benefits obligation is determined at each year end by referring to the most recently available market interest rates based on “AA”-rated corporate bond yields reflecting the duration of the applicable employee future benefit plan. The discount rate at December 31, 2014 decreased to 4.00% from 4.75% used at December 31, 2013, in conjunction with decreases in bond yields over this period. The decrease in the discount rate has resulted in a corresponding increase in employee future benefits liabilities for accounting purposes. The liabilities are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates.

Expected Rate of Return on Plan Assets

The expected rate of return on pension plan assets is based on expectations of long-term rates of return at the beginning of the year and reflects a pension asset mix consistent with the pension plan’s current investment policy. The expected long-term rate of return on pension plan assets for the year ending December 31, 2015 is 6.5%, consistent with the prior year.

Rates of return on the respective portfolios are determined with reference to respective published market indices. The expected rate of return on pension plan assets reflects Hydro One’s long-term expectations. The Company believes that this assumption is reasonable because, with the pension plan’s balanced investment approach, the higher volatility of equity investment returns is intended to be offset by the greater stability of fixed-income and short-term investment returns. The net result, on a long-term basis, is a lower return than might be expected by investing in equities alone. In the short term, the pension plan can experience fluctuations in actual rates of return.

Rate of Cost of Living Increase

The rate of cost of living increase is determined by considering differences between long-term Government of Canada nominal bonds and real return bonds, which decreased from 2.00% per annum as at December 31, 2013 to approximately 1.70% per annum as at December 31, 2014. Given the Bank of Canada’s commitment to keep long-term inflation between 1.00% and 3.00%, management believes that the current rate is reasonable to use as a long-term assumption and as such, has used a 2.0% per annum inflation rate for employee future benefits liability valuation purposes as at December 31, 2014.

Mortality Assumptions

The Company’s employee future benefits liability is also impacted by changes in life expectancies used in mortality assumptions. Increases in life expectancies of plan members result in increases in the employee future benefits liability. The mortality assumption at December 31, 2014 was updated to the final tables issued by the Canadian Institute of Actuaries (for public sector, with projection scale CPM-B and no adjustment due to pension size). As at December 31, 2013, the draft tables published by the Canadian Institute of Actuaries were used.

Rate of Increase in Health Care Cost Trends

The costs of post-retirement and post-employment benefits are determined at the beginning of the year and are based on assumptions for expected claims experience and future health care cost inflation. A 1% increase in the health care cost trends would result in a $23 million increase in 2014 interest cost plus service cost, and a $248 million increase in the year-end 2014 benefit liability.

Asset Impairment

Within the Company’s regulated businesses, the carrying costs of most of its long-lived assets are included in the rate base where they earn an Ontario Energy Board-approved rate of return. Asset carrying values and the related return are recovered through Ontario Energy Board-approved rates. As a result, such assets are only tested for impairment in the event that the Ontario Energy Board disallows recovery, in whole or in part, or if such a disallowance is judged to be probable. Hydro One regularly monitors the assets of its unregulated Hydro One Telecom subsidiary for indications of impairment. As at December 31, 2014 and 2013, no asset impairment had been recorded for assets within its regulated or unregulated businesses.

Goodwill represents the cost of acquired local distribution companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company has concluded that goodwill was not impaired at December 31, 2014 and 2013.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standards update that provides guidance on revenue recognition which depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. This update is applicable to the Company for the years and interim periods beginning on January 1, 2017. The Company is currently assessing the impact of adoption of this accounting standards update on its consolidated financial statements.

In November 2014, the FASB issued an accounting standards update that provides guidance on accounting for hybrid financial instruments issued in the form of a share. This update is applicable to the Company for the years and interim periods beginning on January 1, 2016. Hydro One is currently assessing the impact of adoption of this accounting standards update on its consolidated financial statements.

In January 2015, the FASB issued an accounting standards update that eliminates the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary and to show the item separately in the income statement. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. The Company does not anticipate that the adoption of this accounting standards update will have a significant impact on its consolidated financial statements.

In February 2015, the FASB issued an accounting standards update that provides guidance about the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. The Company is currently assessing the impact of adoption of this accounting standards update on its consolidated financial statements.

In April 2015, the FASB issued an accounting standards update that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The recognition and measurement guidance for debt issuance costs are not affected. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. Upon adoption of this update, the Company’s deferred debt issuance costs that are currently presented under other long-term assets will be reclassified as a deduction from the carrying amount of long-term debt.

In April 2015, the FASB issued an accounting standards update that permits an entity with a fiscal year-end that does not coincide with a month-end and an entity that has a significant event in an interim period that calls for a remeasurement of defined benefit plan assets and obligations to measure the defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. The Company does not anticipate that the adoption of this accounting standards update will have a significant impact on its consolidated financial statements.

In April 2015, the FASB issued an accounting standards update that provides guidance to customers about whether a cloud computing arrangement includes a software license, as well as the related accounting for the arrangement. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. The Company is currently assessing the impact of adoption of this accounting standards update on its consolidated financial statements.

PRE-CLOSING TRANSACTIONS

Hydro One Brampton Networks Inc.

As recommended in the final electricity sector report of the Council dated April 16, 2015, the Company understands that the Province intends to proceed with a sale or merger transaction involving Hydro One Brampton Networks Inc. In anticipation of that transaction, on August 31, 2015, Hydro One Inc. subscribed for additional shares of Hydro One Brampton Networks Inc. in order to repay certain short term debt owing to Hydro One Inc. and thereafter Hydro One Inc. declared a dividend in-kind on its common shares payable in all of the issued and outstanding shares of Hydro One Brampton Networks Inc. In addition on that date, Hydro One Inc. reduced its stated capital by an amount equal to the fair market value of certain long term debt owing by Hydro One Brampton Networks Inc. to Hydro One

Inc. The subscription for additional shares, the dividend and the return of capital were authorized by the Province, the sole shareholder of Hydro One Inc., pursuant to a unanimous shareholder agreement dated April 16, 2015 that had removed the power of the directors of Hydro One Inc. to take action involving Hydro One Brampton Networks Inc. in connection with the transaction. The dividend was paid to the Province, at its direction, by transferring all of the issued and outstanding shares of Hydro One Brampton Networks Inc. to a company wholly owned by the Province and the return of capital was satisfied by transferring the indebtedness that was the subject of the return of capital to that same company at the direction of the Province. These transactions are separate from this offering.

Accordingly, Hydro One no longer owns any of the shares or indebtedness of Hydro One Brampton Networks Inc. and will not be a participant or receive any proceeds from any sale or transaction involving Hydro One Brampton Networks Inc.

Prior to August 31, 2015, Hydro One Brampton Networks Inc. was operated by Hydro One as a stand-alone entity, with Hydro One providing certain management, administrative and smart meter network services to Hydro One Brampton Networks Inc. pursuant to existing service level agreements. These agreements will continue until the end of 2016 (except in the case of smart meter network services, which will continue until the end of 2017). Hydro One Brampton Networks Inc. has the right to renew these agreements (other than smart meter network services) for additional one-year terms to end no later than December 31, 2019. Additionally, on August 31, 2015, Hydro One Inc. and Hydro One Brampton Networks Inc. entered into a license agreement which permits Hydro One Brampton Networks Inc. to use the “Hydro One” name and related licensed marks. These agreements will terminate if the Province disposes of its interest in Hydro One Brampton Networks Inc., except in the case of the smart meter network services agreement, which is anticipated to continue for a transition period after the Province disposes of its interest in Hydro One Brampton Networks Inc.

Hydro One Inc. Credit Facilities

Hydro One Inc. currently has certain existing credit facilities available to it, including a $1.5 billion committed revolving standby credit facility (the “Liquidity Facility”) with a syndicate of banks, which matures in June 2020. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources for Three and Six Month Periods”. The Liquidity Facility is unsecured, and may be used for general corporate purposes, including meeting short-term funding requirements. Hydro One Inc. may draw on the Liquidity Facility as described in “– Recapitalization of Hydro One Networks Inc. and Dividend or Return of Capital to the Province” below.

On or prior to closing of this offering, it is anticipated that Hydro One Inc. will enter into a new credit agreement in order to provide for an additional new three-year senior, unsecured revolving term credit facility (the “New Term Facility”) in the amount of $800 million. The New Term Facility will be a revolving credit facility to be used by Hydro One Inc. for working capital and general corporate purposes. Hydro One Inc. may draw on the New Term Facility as described in “– Recapitalization of Hydro One Networks Inc. and Dividend or Return of Capital to the Province” below. The New Term Facility will rank equally with any existing and future senior debt of Hydro One Inc.

The New Term Facility is expected to have customary covenants substantially similar to the covenants under the existing Liquidity Facility.

Hydro One Inc. Commercial Paper Program

Currently, Hydro One Inc. has a commercial paper program under which Hydro One Inc. is authorized to issue up to $1 billion in short-term notes with a term to maturity of less than 365 days which is supported by the Liquidity Facility. On or prior to closing of this offering, it is anticipated that Hydro One Inc. will increase the authorized amount of short-term notes that it can issue under its commercial paper program from $1 billion to $1.5 billion, with the additional amount authorized for issuance thereby also being supported by the Liquidity Facility.

Hydro One Limited Credit Facility

On or prior to closing of this offering, it is anticipated that Hydro One Limited will enter into a credit agreement with a syndicate of banks providing for a new operating credit facility (the “Operating Credit Facility”) in the amount of $250 million. The Operating Credit Facility will be a revolving credit facility to be used by Hydro One Limited for working capital and general corporate purposes.

Recapitalization of Hydro One Networks Inc. and Dividend or Return of Capital to the Province

Certain steps will be taken to recapitalize Hydro One’s subsidiary, Hydro One Networks Inc., and pay a dividend or make a return of capital to the Province in the amount of $1 billion. These steps are expected to occur prior to the closing date of this offering, and are expected to include the following:

•	Hydro One Inc., either through cash on hand, issuances of commercial paper or drawings under the Liquidity Facility or the New Term Facility, will make $1 billion in cash available. The amount of the new borrowings for this step is expected to be approximately $800 million.

•	Hydro One Inc. will use a portion of the $1 billion in cash made available as described above to make an interest bearing loan to its wholly-owned subsidiary, Hydro One Networks Inc. in order to re-set the capital structure of Hydro One Networks Inc. for regulatory purposes to 60% debt and 40% equity, after accounting for the additional common shares of Hydro One Networks Inc. that will be issued pursuant to the last step referred to below under “– Pre-Closing Steps”.

•	Hydro One Networks Inc. will use the proceeds of the loan from Hydro One Inc. to either pay a dividend or make a return of capital to Hydro One Inc.

•	Hydro One Inc. will use the proceeds received from Hydro One Networks Inc. and any amounts retained from the $1 billion in cash made available to pay a dividend or make a return of capital to the Province in the amount of $1 billion.

Pre-Closing Steps

Prior to the completion of this offering, Hydro One will complete a series of transactions that will result in, among other things, the acquisition by Hydro One Limited of all of the issued and outstanding shares of Hydro One Inc. and the issuance of new common shares and preferred shares of Hydro One Limited to the Province (the “Pre-Closing Steps”). The Province will then sell a portion of its common shares of Hydro One Limited pursuant to this offering. The following pre-closing steps are expected to occur prior to the closing date of this offering:

•	Hydro One Inc. will purchase or redeem its existing preferred shares held by the Province for cancellation at a price equal to the redemption price of the preferred shares (being equal to $ ● ) which will be satisfied by the issuance to the Province of common shares of Hydro One Inc. having an aggregate fair market value equal to the price to be paid for the preferred shares.

•	All of the issued and outstanding common shares of Hydro One Inc. will be acquired by Hydro One Limited in return for ● common shares of Hydro One Limited and ● Series 1 preferred shares of Hydro One Limited being issued to the Province. See “Description of Share Capital – Preferred Shares – Series 1 Preferred Shares and Series 2 Preferred Shares”.

•	As referred to under “Departure Tax”, Hydro One Inc. and certain of its subsidiaries are required to pay the $2.6 billion “departure tax” to the Ontario Electricity Financial Corporation as a consequence of this offering. See “Departure Tax”.

•	In order to provide funding to support the departure tax payments referred to above, the Province, as shareholder, will subscribe for ● additional common shares of Hydro One Limited for an aggregate subscription price equal to the amount of the departure tax anticipated to be paid by Hydro One Inc. and its subsidiaries.

•	The funds received by Hydro One Limited will be provided to certain subsidiaries of Hydro One Limited, including Hydro One Inc. and Hydro One Networks Inc., in order to allow those subsidiaries to pay their respective portions of the departure tax. These funds will be transferred to those subsidiaries by way of subscriptions for additional shares.

•	Hydro One Networks Inc., as the subsidiary bearing the largest portion of the departure tax, will issue a significant number of additional shares to Hydro One Inc. in return for receiving funding to support the payment of its portion of the departure tax.

CORPORATE STRUCTURE

Incorporation and Office

Hydro One Limited was incorporated on August 31, 2015 under the Business Corporations Act (Ontario) (the “OBCA”). Its registered office and head office is located at 483 Bay Street, 8th Floor, South Tower, Toronto, Ontario, M5G 2P5.

Prior to the closing of this offering, the articles of Hydro One Limited will be amended to authorize the Series 1 preferred shares and Series 2 preferred shares, with the Series 1 preferred shares to be issued to the Province as part of the transactions described in “Pre-Closing Transactions – Pre-Closing Steps”. See also “Description of Share Capital – Preferred Shares”.

Hydro One Limited’s principal subsidiary, Hydro One Inc., which acts as the holding company of Hydro One’s rate-regulated businesses, was incorporated as Ontario Hydro Services Company Inc. by Articles of Incorporation dated December 1, 1998, under the OBCA. On May 1, 2000, it changed its name to Hydro One Inc.

Corporate Structure and Subsidiaries

The following is a simplified chart showing the organizational structure of Hydro One after giving effect to the transactions described in “Pre-Closing Transactions”, this offering and certain post-closing transactions that involve the transfer of all of the issued and outstanding shares of Hydro One Telecom Inc. from Hydro One Inc. to another wholly-owned subsidiary of Hydro One Limited. This chart does not include all legal entities within Hydro One’s organizational structure.

Notes:

(1)	Following the closing of this offering, it is expected that the Province will own approximately ● % of Hydro One Limited’s common shares (approximately ● % if the Over-Allotment Option is exercised in full) and 100% of the outstanding Series 1 preferred shares.

(2)	Will be indirectly held through a wholly-owned subsidiary of Hydro One Limited that will act as a holding company for Hydro One’s non-rate-regulated businesses.

Certain of Hydro One’s subsidiaries are described below:

•	Hydro One Inc. – will act as a holding company for Hydro One’s rate-regulated businesses. Its publicly-issued debt will continue to be outstanding.

•	Hydro One Networks Inc. – will continue to be the principal operating subsidiary that carries on Hydro One’s rate-regulated transmission and distribution businesses.

•	Hydro One Remote Communities Inc. – will continue to generate and supply electricity to remote communities in northern Ontario.

•	Hydro One Telecom Inc. – will continue to carry on Hydro One’s non-rate-regulated telecommunications business.

DIVIDENDS

Dividend Policy

Hydro One Limited has not declared or paid any dividends since its incorporation and will not declare or pay any dividends prior to completion of this offering. The Board is expected to establish a dividend policy pursuant to which Hydro One Limited will pay a quarterly dividend, initially in the amount of $    ●     per common share. The annual amount of the dividend is anticipated to be approximately $500 million in the aggregate initially, based on a target payout ratio of 70% to 80% of net income. Assuming the closing of this offering occurs on     ●    , 2015, the first dividend for the period from the closing of this offering to     ●    , 2016 is expected to be paid on or about     ●    , 2016 in the amount of $    ●     per common share. Dividends will be declared and paid in arrears. The amount and timing of any dividends payable by Hydro One Limited will be at the discretion of the Board and will be established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. See “Risk Factors”.

Dividend Reinvestment Plan

Following the closing of this offering and subject to the receipt of any required regulatory approvals, Hydro One Limited intends to adopt a dividend reinvestment plan pursuant to which resident Canadian holders of common shares will be entitled to elect to have all of the cash dividends of Hydro One Limited payable to them automatically reinvested in additional common shares, which will be either purchased on the open market or issued from treasury. The dividend reinvestment plan is currently intended to operate on a basis that does not result in significant dilution to holders of common shares.

DESCRIPTION OF SHARE CAPITAL

The following describes Hydro One Limited’s share capital as it will exist immediately prior to the closing of this offering. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of Hydro One Limited’s articles, as they may be amended from time to time.

Hydro One Limited’s authorized share capital will consist of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. Two series of preferred shares will be authorized for issuance prior to the closing of this offering: the Series 1 preferred shares and the Series 2 preferred shares. Immediately prior to the closing of this offering, there will be     ●     common shares,    ●     Series 1 preferred shares and no Series 2 preferred shares issued and outstanding.

Common Shares

Holders of common shares are entitled to receive notice of and to attend all meetings of shareholders, except meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series, and holders of common shares are entitled to one vote per share at all such meetings of shareholders. Hydro One Limited’s common shares are not redeemable or retractable. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares, including the Series 1 preferred shares and Series 2 preferred shares, holders of common shares are entitled to receive dividends if, as, and when declared by the Board. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares, including the Series 1 preferred shares and Series 2 preferred shares, holders of common shares are also entitled to receive the remaining assets of Hydro One Limited upon its liquidation, dissolution or winding-up or other distribution of Hydro One Limited’s assets for the purposes of winding-up its affairs. For a description of Hydro One Limited’s dividend policy, see “Dividends – Dividend Policy”.

The Voting Securities of Hydro One Limited, which include the common shares, are subject to share ownership restrictions under the Electricity Act and certain other provisions contained in the articles of Hydro One Limited related to the enforcement of those share ownership restrictions. The share ownership restrictions provide that no person or company (or combination of persons or companies acting jointly or in concert), other than the Province or an underwriter who holds Voting Securities solely for the purposes of distributing them to purchasers who comply with the share ownership restrictions, may beneficially own or exercise control or direction over more than 10% of any class or series of Voting Securities of Hydro One Limited. See “Governance and Relationship with Principal Shareholder – 10% Ownership Restriction”.

Preferred Shares

Hydro One Limited may from time to time issue preferred shares in one or more series. Prior to issuing shares in a series, the Board is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of preferred shares. Hydro One Limited expects to authorize for issuance the Series 1 preferred shares and the Series 2 preferred shares prior to the closing of this offering.

Subject to the OBCA, holders of Hydro One Limited’s preferred shares or a series thereof are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Hydro One Limited except that votes may be granted to a series of preferred shares when dividends have not been paid on any one or more series as determined by the applicable series provisions. Each series of preferred shares ranks on parity with every other series of preferred shares with respect to dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Limited. The preferred shares are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares with respect to payment of dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Limited.

Series 1 Preferred Shares and Series 2 Preferred Shares

Prior to the closing of this offering, Hydro One Limited will issue $418 million of Series 1 preferred shares to the Province at a price of $25.00 per share. The existing preferred shares of Hydro One Inc. held by the Province will be cancelled. See “Pre-Closing Transactions – Pre-Closing Steps”.

For the period commencing from     ●    , 2015 and ending on and including     ●    , 2020, the holders of Series 1 preferred shares will be entitled to receive fixed cumulative preferential dividends of $1.0625 per share per year, if and when declared by the Board, payable quarterly on the     ●     day of     ●    ,     ●    ,     ●     and     ●     in each year. The dividend rate will reset on     ●     and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield and     ●    %. The Series 1 preferred shares will not be redeemable by Hydro One Limited prior to     ●    , 2020, but will be redeemable by Hydro One Limited on     ●    , 2020 and on     ●     every fifth year thereafter at a redemption price equal to $25.00 for each Series 1 preferred share redeemed, plus any accrued or unpaid dividends. The holders of Series 1 preferred shares will have the right, at their option, on     ●    , 2020 and on     ●     every fifth year thereafter, to convert all or any of their Series 1 preferred shares into Series 2 preferred shares on a one-for-one basis, subject to certain restrictions on conversion.

The holders of Series 2 preferred shares will be entitled to receive quarterly floating rate cumulative dividends, if and when declared by the Board, at a rate equal to the sum of the then three-month Government of Canada treasury bill rate and     ●    % as reset quarterly. The Series 2 preferred shares will be redeemable by Hydro One Limited at a redemption price equal to $25.00 for each Series 2 preferred share redeemed if redeemed on     ●    , 2025 or on     ●     every fifth year thereafter or $25.50 for each Series 2 preferred share redeemed if redeemed on any other date after     ●    , 2020, in each case plus any accrued or unpaid dividends. The holders of Series 2 preferred shares will have the right, at their option, on     ●    , 2025 and on     ●     every fifth year thereafter, to convert all or any of their Series 2 preferred shares into Series 1 preferred shares on a one-for-one basis, subject to certain restrictions on conversion.

In the event of the liquidation, dissolution or winding-up of Hydro One Limited, or any other distribution of assets of Hydro One Limited for the purpose of winding-up its affairs, the holders of Series 1 preferred shares and Series 2 preferred shares will be entitled to receive $25.00 for each Series 1 preferred share and each Series 2 preferred share held by them, plus any unpaid dividends, before any amounts are paid or any assets of Hydro One Limited are distributed to holders of common shares and any shares ranking junior to the Series 1 preferred shares and Series 2 preferred shares. After payment of those amounts, the holders of Series 1 preferred shares and Series 2 preferred shares will not be entitled to share in any further distribution of the property or assets of Hydro One Limited.

Except as required by the OBCA, neither the holders of Series 1 preferred shares nor the holders of Series 2 preferred shares shall be entitled to receive notice of, or to attend meetings of shareholders of Hydro One Limited and shall not be entitled to vote at any such meeting, unless Hydro One Limited fails for eight quarters, whether or not consecutive, to pay in full the dividends payable on the Series 1 preferred shares or Series 2 preferred shares, as applicable, whereupon the holders of Series 1 preferred shares and Series 2 preferred shares, as applicable, shall become entitled to receive notice of and attend all meetings of shareholders, except class meetings of any other class of shares, and shall have one vote for each Series 1 preferred share or Series 2 preferred share held at such meetings, as applicable.

PRINCIPAL AND SELLING SHAREHOLDER

Ownership of Common Shares

The following table sets forth certain information regarding the Province’s ownership of shares before and after completion of the transactions described in “Pre-Closing Transactions” and following this offering and the transactions described below in “– Share Purchase Arrangements with the Province”.

Name	Number of common shares owned before the pre-closing transactions(1)	Number of common shares owned immediately after the pre-closing transactions(2)	Number of common shares to be sold in this offering	Number of shares owned immediately following this offering and the share purchase arrangements(3)(4)	Percentage of shares owned immediately following this offering and the share purchase arrangements(3)(4)
Province of Ontario	100,000	● common shares	●	● common shares	● %
				● Series 1 preferred shares	100%

Notes:

(1)	On August 31, 2015, Hydro One Limited issued 100,000 common shares to the Province at a subscription price of $1.00 per common share in connection with the incorporation of Hydro One Limited.

(2)	Prior to the closing of this offering, Hydro One Limited will issue ● common shares to the Province as partial consideration for the acquisition of all of the issued and outstanding common shares of Hydro One Inc. by Hydro One Limited from the Province. In order to provide funding to support the departure tax payable as a consequence of this offering, the Province, as shareholder, will also subscribe for ● additional common shares of Hydro One Limited for an aggregate subscription price equal to the amount of the departure tax to be paid by Hydro One Inc. and its subsidiaries. See “Pre-Closing Transactions”, “Departure Tax”, “Governance and Relationship with Principal Shareholder” and “Prior Sales”.

(3)	The Province has agreed to sell, immediately following the closing of this offering, an additional ● common shares as described in “– Share Purchase Arrangements with the Province”. These transactions are separate from this offering.

(4)	Assuming no exercise of the Over-Allotment Option. If the Underwriters exercise their Over-Allotment Option in full, the Province will sell ● common shares in this offering and the number of common shares owned by the Province immediately following this offering and the transactions described in “– Share Purchase Arrangements with the Province” will be ● common shares or approximately ● % of the total issued and outstanding common shares. Other than the Over-Allotment Option, there are no other securities convertible into common shares of Hydro One Limited.

All of the common shares owned by the Province will be owned beneficially and not of record. To the knowledge of the Company, other than as described above: (i) there is no other person who beneficially owns, controls or directs, 10% or more of the common shares of Hydro One Limited, and (ii) immediately following the closing of this offering and the transactions described in “– Share Purchase Arrangements with the Province”, there will be no other person who beneficially owns, controls or directs, 10% or more of the common shares of Hydro One Limited. The Electricity Act precludes any person or company (or combination of persons or companies acting jointly or in concert), other than the Province or an underwriter who holds Voting Securities solely for the purposes of distributing them to purchasers who comply with the share ownership restrictions, from owning, or exercising control or direction over, more than 10% of any class or series of Voting Securities, including common shares of Hydro One Limited.

Share Purchase Arrangements with the Province

Following the Province’s announcement of its endorsement of the Council’s recommendations to proceed with this offering, the Power Workers’ Union expressed an interest in investing in the common shares, in order to invest in high quality jobs for Ontarians. In subsequent discussions, The Society of Energy Professionals indicated that it also wished to invest in common shares on a comparable basis to the Power Workers’ Union. These unions have a significant number of members employed in the Ontario electricity sector and, in particular, at Hydro One and Ontario Power Generation Inc. The Province believes that the investment would be consistent with the purpose of this offering and will better align the interests of the members of the unions with the interests of other investors in Hydro One Limited.

The Province therefore agreed on September 16, 2015 to sell, immediately following the closing of this offering,     ●     million of its common shares to two trusts established for the benefit of the Power Workers’ Union (the “PWU Trusts”) and     ●     million of its common shares to two trusts established for the benefit of The Society of Energy Professionals (the “Society Trusts” and, together with the PWU Trusts, the “Trusts”). In connection with these transactions, each of the Power Workers’ Union and The Society of Energy Professionals will establish two trusts: one trust for the purchase of common shares via the loan described below and another trust for the purchase of common shares with funds provided by the relevant union. The Province will sell these common shares to the Trusts at the same price per share as the offering price in this offering. These common shares will be sold under an exemption from the prospectus requirements under applicable Canadian securities laws and not pursuant to this prospectus.

The Province also agreed to provide loans to one of the PWU Trusts and one of the Society Trusts in order to finance a portion of the share purchase and certain related expenses. The total principal amount of the loans will be $87 million: $75 million to one of the PWU Trusts and $12 million to one of the Society Trusts. Each borrower Trust will use its loan to acquire common shares and to pay for certain expenses incurred for professional services provided in relation to these transactions and the labour agreements. The loan amounts were agreed based on the number of members that the Power Workers’ Union has employed at Hydro One and at Ontario Power Generation Inc. and that the Society has employed at Hydro One. The non-borrower PWU Trust and non-borrower Society Trust will fund the purchase of the remaining common shares that the Province has agreed to sell with funds provided by the relevant union and not with a loan from the Province.

The loans will mature on the 15th anniversary of the closing of this offering. Interest on the principal amount will be payable quarterly in arrears at the Government of Ontario borrowing rate, plus 0.15%. Interest will be payable out of quarterly dividends received by the respective Trust on the common shares it has acquired with the proceeds of the loan, provided that if the dividends are insufficient to cover a particular interest payment when due, the interest payment may be deferred and added to the principal balance of the relevant loan. Each loan will be secured by the common shares purchased with that loan and held in the relevant Trust. Each loan will effectively be limited in recourse to the common shares acquired with that loan, because the borrower Trusts are not expected to own any material assets during the term of the loans other than the common shares that they acquired with the loans and permitted investments made with the proceeds of those common shares. The common shares purchased by the other Trusts with funds provided by the relevant union will not be subject to the loan security.

Each borrower Trust has agreed not to vote the common shares it holds from time to time so long as its respective loan amount remains outstanding. Each of the other Trusts has agreed not to dispose of the common shares that it acquired with funds provided by the relevant union for a period of at least one year after the purchase.

Accordingly, after closing of the transactions with the Trusts contemplated above, and after giving effect to the Pre-Closing Transactions and the completion of this offering, the number of common shares owned by the Province will be ● common shares (● common shares if the Over-Allotment Option is exercised in full), representing approximately ●% of the issued and outstanding common shares (approximately ●% if the Over-Allotment Option is exercised in full).

Future Investments in Hydro One by First Nations and Métis Communities

In response to the Chiefs of Ontario’s expression of First Nations’ interest to own a portion of the Company, the Province has indicated that it is in discussions regarding potential equity participation by the First Nations. The Company understands that these discussions focus on facilitating equity participation for such communities through future offerings by the Province. These discussions are ongoing and are not expected to affect the number of shares available for purchase in this offering. In addition, the Métis Nation of Ontario has expressed an interest in dialogue with the Province in relation to this offering. The Province has indicated that it is also prepared to engage in a dialogue with the Métis in relation to broadened ownership of the Company.

DEPARTURE TAX

By virtue of being wholly owned by the Province, Hydro One is exempt from tax under the Tax Act and the Taxation Act, 2007 (Ontario). However, under the Electricity Act, Hydro One is required to make payments in lieu of tax to the Ontario Electricity Financial Corporation. The payments in lieu of tax are, in general, based on the amount of tax that Hydro One would otherwise be liable to pay under the Tax Act and the Taxation Act, 2007 (Ontario) if it was not exempt from taxes under those statutes.

In connection with this offering, Hydro One’s exemption from tax under the Tax Act and the Taxation Act, 2007 (Ontario) will cease to apply. Under the Tax Act and the Taxation Act, 2007 (Ontario), Hydro One will be deemed to have disposed of its assets immediately before it loses its tax exempt status for proceeds equal to the fair market value of those assets at that time. Hydro One will be liable to make a payment in lieu of tax under the Electricity Act in respect of the income and capital gains, calculated by reference to the Tax Act, that arise as a result of this deemed disposition. The amount payable is generally referred to as “departure tax”.

In the context of a public offering of shares, and with the consent of the Minister of Finance, Hydro One will be authorized to pay to the Ontario Electricity Financial Corporation an amount that, in the Minister’s opinion, reasonably approximates the amount of the departure tax that would be payable by Hydro One in respect of the deemed disposition of its assets. Hydro One has received a letter from the Minister of Finance confirming that the total amount of the departure tax payable by Hydro One is $2.6 billion. Prior to the completion of this offering, the Province, as shareholder, will subscribe for additional common shares of Hydro One Limited for an aggregate subscription price of $2.6 billion, which amount Hydro One will use to pay the applicable departure tax.

As a result of leaving the PILs regime and entering the corporate tax regime, Hydro One will recognize a deferred tax asset of $1,245 million due to the revaluation of the tax basis of Hydro One’s fixed assets at their fair market value and recognition of eligible capital expenditures. Management believes this will result in annual net cash savings over the next five years due to the reduction of cash taxes payable by Hydro One. See note 2(C)(v) of the unaudited pro forma condensed consolidated financial statements of Hydro One Inc. included elsewhere in this prospectus for a presentation of the net cash savings that would have resulted for the periods shown if the transaction triggering the revaluation of the tax basis of Hydro One’s fixed assets had occurred on January 1, 2014. Management believes that these net cash savings will not result in a corresponding reduction in its revenue requirement in future rate applications to the Ontario Energy Board. However, no determination has been made by the Ontario Energy Board and there can be no assurance that there will not be such a reduction. See “Risk Factors – Risks Relating to Hydro One’s Business – Regulatory Risks and Risks Relating to Hydro One’s Revenues”.

CONSOLIDATED CAPITALIZATION

The following table sets out the consolidated capitalization of Hydro One Limited as at August 31, 2015, its date of incorporation, on an actual basis and on an adjusted basis to give effect to the transactions described under “Pre-Closing Transactions – Recapitalization of Hydro One Networks Inc. and Dividend or Return of Capital to the Province” and “Pre-Closing Transactions – Pre-Closing Steps”.

This table should be read in conjunction with the financial statements, “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

As at August 31, 2015
	Actual	Adjusted
(in millions)
Debt
Short-term debt(1)	—	$ ●
Operating Credit Facility(2)	—	$ ●
Long-term debt(3)	—	$ ●
Noncontrolling interest subject to redemption	—	$ ●
Preferred shares(4)	—	$ ●
Equity
Common shares(5)(6)(7)	$0.1	$ ●
Retained earnings	—	$ ●
Accumulated other comprehensive loss	—	$ ●
Noncontrolling interest	—	$ ●
Total capitalization	$0.1	$ ●

Notes:

(1)	Includes commercial paper issued by Hydro One Inc. and drawings under the Liquidity Facility and New Term Facility as described in “Pre-Closing Transactions – Recapitalization of Hydro One Networks Inc. and Dividend or Return of Capital to the Province”.

(2)	On or prior to closing of this offering, it is anticipated that Hydro One Limited will enter into a credit agreement with a syndicate of banks providing for the Operating Credit Facility in the amount of $250 million. The Operating Credit Facility will be a revolving credit facility to be used by Hydro One Limited for working capital and general corporate purposes. It is anticipated that the Operating Credit Facility will be undrawn immediately following the closing of this offering. See “Pre-Closing Transactions – Hydro One Limited Credit Facility”.

(3)	Represents issued and outstanding medium term notes and debentures of Hydro One Inc.

(4)	On or prior to the closing of this offering, Hydro One Limited will issue ● Series 1 preferred shares to the Province as partial consideration for the acquisition by Hydro One Limited of all of the issued and outstanding common shares of Hydro One Inc. from the Province. See “Pre-Closing Transactions – Pre-Closing Steps”.

(5)	On August 31, 2015, Hydro One Limited issued 100,000 common shares to the Province at a subscription price of $1.00 per common share in connection with the incorporation of Hydro One Limited.

(6)	On or prior to the closing of this offering, Hydro One Limited will issue ● common shares to the Province as partial consideration for the acquisition by Hydro One Limited of all of the issued and outstanding common shares of Hydro One Inc. from the Province. See “Pre-Closing Transactions – Pre-Closing Steps”.

(7)	In order to provide funding to support the departure tax payable as a consequence of this offering, the Province, as shareholder, will subscribe for ● additional common shares of Hydro One Limited for an aggregate subscription price equal to the amount of the departure tax to be paid by Hydro One Inc. and its subsidiaries. See “Pre-Closing Transactions – Pre-Closing Steps” and “Departure Tax”.

CREDIT RATINGS OF SECURITIES

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. As of the date of this prospectus, Hydro One Inc.’s corporate credit ratings from designated rating organizations are as follows:

Rating Agency	Short-term debt	Long-term debt
Standard & Poor’s Rating Services Inc. (“S&P”)	A-1	A (stable)
DBRS Limited (“DBRS”)	R-1 (middle)	A (high) (stable)
Moody’s Investors Services Inc. (“Moody’s”)	Prime-1	A1 (negative)

Long-term debt is issued under Hydro One Inc.’s medium term note program. Hydro One Inc. is currently authorized to issue up to $3 billion under this program. Short-term debt is issued under Hydro One Inc.’s commercial paper program, under which it is currently authorized to issue up to $1 billion in short-term debt (expected to be increased to $1.5 billion prior to the closing of this offering). Hydro One Inc.’s commercial paper program is supported by its $1.5 billion Liquidity Facility.

The rating agencies rate long-term debt instruments by rating categories ranging from a high of “AAA” to a low of “D” (“C” in the case of Moody’s). Long-term debt instruments which are rated in the A category by S&P are in the third highest category and mean the obligor’s capacity to meet its financial commitments and obligations is strong but is considered somewhat more susceptible to the adverse effects of changes in circumstances and adverse economic conditions than obligations in higher rated categories. S&P may modify the ratings from AA to CCC using a plus (+) or minus (-) sign to show relative standing within the major rating categories. Short-term debt obligations rated A-1 are in the highest category by S&P and means the obligor’s capacity to meet its financial commitments on obligations is strong. Within this category, certain obligations are also designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

Long-term debt instruments which are rated in the A category by DBRS are in the third highest category and are considered to be of a good credit quality, with substantial capacity for the payment of financial obligations. Entities in the “A” category are considered to be vulnerable to future events, but qualifying negative factors are considered manageable. The “high” modifier indicates relative standing within this rating category by DBRS. DBRS’ scale for commercial paper ratings range from the highest credit quality of R-1 to R-5. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)”, and “(low)”. Short-term debt obligations rated R-1(middle) are considered of superior credit quality with very high capacity for the payment of short-term financial obligations as they fall due. The obligor is considered unlikely to be significantly vulnerable to future events.

Long-term debt instruments which are rated in the A category by Moody’s are in the third highest category and are considered upper-medium grade and are subject to low credit risk. Moody’s applies numerical modifiers 1, 2, and 3 to each generic rating classification from Aa to Caa. The modifier 1 indicates a ranking in the higher end of that generic rating category. Short-term debt obligations rated Prime-1 is the highest category by Moody’s and means the obligor has superior ability to repay short-term debt obligations.

The credit ratings assigned by S&P, DBRS or Moody’s are not a recommendation to purchase, sell or hold Hydro One Inc.’s debt securities and do not comment on market price or suitability for a particular investor. There can be no assurance that the ratings will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely by any or all of S&P, DBRS and Moody’s at any time in the future if in their judgment circumstances so warrant. Hydro One Inc. has made, and anticipates making, payments to each of S&P, DBRS and Moody’s in connection with the confirmation of such ratings for purposes of the offering of medium term notes in the future and has made payments to S&P for ratings evaluation services in connection with this offering. Hydro One Inc. has not made any payment to S&P, DBRS or Moody’s in respect of any other services during the last two years.

GOVERNANCE AND RELATIONSHIP WITH PRINCIPAL SHAREHOLDER

Overview

Hydro One Limited’s main subsidiary, Hydro One Inc., has been wholly-owned by the Province since the April 1999 reorganization of Ontario Hydro. See “Electricity Industry – Ontario’s Electricity Industry”. In April 2014, the Province formed the Council. The mandate of the Council was to review certain provincially-owned assets, including Ontario Power Generation Inc. and Hydro One Inc., and to recommend ways to maximize their value to the people of Ontario.

In its final electricity sector report released in April 2015, the Council recommended, among other things, that the Province should proceed with a partial sale of its interest in Hydro One Inc. to create a growth-oriented company centred in Ontario. The Council recommended that the partial sale occur by way of a public offering, with approximately 15% of the shares of Hydro One Inc. to be offered to the market initially. The Council recommended that the Province indicate its intention to retain its remaining shares after selling down to 40% ownership, and that the balance should be widely held with no other individual shareholder having more than a 10% holding. The report also recommended establishing a new governance framework for Hydro One Inc. as well as additional protections of the public’s interest in Ontario’s transmission and distribution systems. The Province has implemented certain of those recommendations through legislation, Hydro One Limited’s articles and the Governance Agreement, as follows:

•	On August 31, 2015, amendments to the Electricity Act were proclaimed into force, which are intended to maintain and support the Company’s presence in Ontario by requiring the Company’s head office and principal grid control centre to be maintained in Ontario, restricting the disposition of substantially all of its Ontario Energy Board-regulated transmission or distribution business, prohibiting any change to its jurisdiction of incorporation, adding a 10% ownership restriction with respect to Voting Securities and restricting the Province from selling Voting Securities if it would own less than 40% of the Voting Securities of any class or series as a result of the sale. See “– Presence in Ontario”, “– 10% Ownership Restriction” and “– Maintenance of 40% Ownership”.

•	On June 4, 2015, amendments to various Ontario statutes came into force to provide for the appointment of an ombudsperson for the Company and to transition the Company from oversight by various officers of the Legislative Assembly of Ontario. See “– Ombudsperson” and “– Statutory Oversight and Transitional Provisions for Officers of the Assembly”.

•	Prior to the closing of this offering, the Province and Hydro One Limited will enter into the Governance Agreement to address the Province’s role in the governance of Hydro One Limited, including the Province’s right to nominate directors (all of whom must be independent of the Company and the Province), to grant the Province a pre-emptive right to acquire Voting Securities, and to provide for a confidentiality agreement relating to the confidential treatment of information furnished to the Province pursuant to the Governance Agreement or the Registration Rights Agreement. See “– Governance Agreement”.

•	Prior to the closing of this offering, the Province and Hydro One Limited will enter into the Registration Rights Agreement to provide the Province with the right to require Hydro One Limited to facilitate future secondary offerings of common shares or preferred shares owned or controlled by the Province. See “Province’s Ownership of Common Shares and Preferred Shares – Registration Rights Agreement”.

Presence in Ontario

Head Office in Ontario

The Electricity Act requires that the Company maintain its head office in Ontario, which will be the case if: (i) the principal executive office for the Company is located in Ontario; (ii) the Chief Executive Officer and substantially all of the officers with strategic decision-making or management authority for the Company principally perform their duties at that principal executive office or elsewhere in Ontario and are resident in Ontario; and (iii) substantially all of the strategic decision-making, corporate planning, corporate finance and other executive functions of the Company are carried out at that principal executive office or elsewhere in Ontario.

Principal Grid Control Centre in Ontario

The Electricity Act requires the Company to maintain, in Ontario, its centres of operation and control necessary for the control, monitoring and coordination of its transmission system that is regulated by the Ontario Energy Board and the control, monitoring and coordination of its distribution system that is regulated by the Ontario Energy Board.

Restriction on Disposition of Transmission or Distribution Businesses

The Electricity Act prohibits the Company from selling all or substantially all of the business, property or assets related to its transmission system or distribution system that is regulated by the Ontario Energy Board.

Incorporation in Ontario

The Electricity Act prohibits the Company from transferring its jurisdiction of incorporation to a jurisdiction outside of Ontario.

10% Ownership Restriction

The Electricity Act imposes share ownership restrictions on the Voting Securities. These restrictions provide that no person or company (or combination of persons or companies acting jointly or in concert) may beneficially own or exercise control or direction over more than 10% of any class or series of Voting Securities, including common shares of the Company (the “Share Ownership Restrictions”). The Share Ownership Restrictions do not apply to Voting Securities held by the Province, nor to an underwriter who holds Voting Securities solely for the purpose of distributing those securities to purchasers who comply with the Share Ownership Restrictions.

The articles of Hydro One Limited provide for comprehensive enforcement mechanisms that are applicable in the event of a contravention of the Share Ownership Restrictions. After the Board determines that a contravention has occurred, no person may vote the Voting Securities of the contravening persons or companies, dividends on the Voting Securities that are held in excess of the Share Ownership Restrictions are prohibited (and where the Board determines that the contravention was intentional, dividends on all of the Voting Securities held by the contravening persons or companies may be prohibited) and Hydro One Limited is required to send a notice requiring the sale of those excess Voting Securities. If such a required sale is not made, the exercise of any right or privilege attached to the Voting Securities will be prohibited and Hydro One Limited may sell or redeem the Voting Securities held in contravention and remit the net proceeds to the holder.

The Board may at any time require holders of, or subscribers for, Voting Securities and certain other persons to make declarations and provide related information with respect to ownership, direction, or control of Voting Securities and certain other matters relevant to the Share Ownership Restrictions. The Board may also require those holders or subscribers to produce documents, provide responses to written questions, and attend in person to answer questions concerning any declaration. Hydro One Limited is prohibited from accepting any subscription or issuing or registering a transfer of Voting Securities if it would result in a violation of the Share Ownership Restrictions.

Province’s Ownership of Common Shares and Preferred Shares

The Province will own approximately     ●    % of Hydro One Limited’s common shares after the pre-closing transactions and this offering (approximately     ●    % if the Over-Allotment Option is exercised in full). Thereafter, after closing of the transactions with the Trusts contemplated above, the Province will own approximately     ●    % of Hydro One Limited’s common shares (approximately     ●    % if the Over-Allotment Option is exercised in full). See “Principal and Selling Shareholder”. The Province has indicated that it intends to sell further common shares over time, until it holds approximately 40% of Hydro One Limited. See “Plan of Distribution” and “Risk Factors – Risks Relating to the Company’s Relationship with the Province”.

In addition, following the completion of the pre-closing transactions and this offering, the Province will own 100% of the outstanding Series 1 preferred shares of Hydro One Limited. See “Pre-Closing Transactions” and “Corporate Structure”.

Maintenance of 40% Ownership

The Electricity Act restricts the Province from selling Voting Securities (including common shares of Hydro One Limited) if it would own less than 40% of the outstanding number of Voting Securities of that class or series after the sale. If as a result of the issuance of additional Voting Securities by Hydro One Limited, the Province owns less than 40% of the outstanding number of Voting Securities of any class or series, the Province must, subject to the approval of the Lieutenant Governor in Council and the necessary appropriations from the Legislature, take steps to acquire as many Voting Securities of that class or series as are necessary to increase the Province’s ownership to not less than 40% of the outstanding number of Voting Securities of that class or series. The manner in which, and the time by which, the Province must acquire these additional Voting Securities will be determined by the Lieutenant Governor in Council.

The Province has been granted pre-emptive rights by Hydro One Limited to assist it in meeting its ownership requirements under the Electricity Act as described under “– Governance Agreement – Pre-emptive Rights”.

45% Acquisition Limit

The Province has agreed in the Governance Agreement not to acquire previously issued Voting Securities if after that acquisition, the Province would own more than 45% of any class or series of Voting Securities (including common shares of Hydro One Limited). This restriction does not apply to the acquisition by the Province of Voting Securities as a result of the enforcement by the Province of any security interest securing payment of debt obligations owing to the Province or to certain acquisitions of Voting Securities by entities related to the Province or by third party managed funds or as passive investments. This restriction also does not require the Province to sell any of the common shares of Hydro One Limited that it currently owns, nor does it limit the Province from acquiring Voting Securities on an issuance by Hydro One Limited, including pursuant to the exercise by the Province of its pre-emptive right. See “– Governance Agreement – Pre-emptive Rights”.

Provision of Financial Information to the Province and the Auditor General of Ontario

As the Province will remain a major shareholder of Hydro One Limited, it is expected that the Company’s financial results will continue to be included in the Province’s financial statements. Pursuant to the Financial Administration Act (Ontario), the Company must provide information to the Province for the sole purpose of the Province’s preparation of its consolidated financial statements set out in the provincial public accounts and any quarterly consolidated financial statements. Pursuant to the Auditor General Act (Ontario), the Company and its auditors must also provide the Auditor General of Ontario with information necessary or relevant for the Auditor General of Ontario to prepare her or his report on the consolidated financial statements of the Province for inclusion in the provincial public accounts. The Company is not required to provide any of this information to the Province or the Auditor General of Ontario if it relates to a period for which the Company has not yet disclosed to the public its audited or unaudited financial statements.

Registration Rights Agreement

Prior to the closing of this offering, the Province and Hydro One Limited will enter into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, Hydro One Limited grants the Province the right, from time to time while the Province is a “control person” of Hydro One Limited within the meaning of applicable Canadian securities laws, to require Hydro One Limited to file, at the expense of the Province (except for internal expenses of Hydro One Limited or other expenses that Hydro One Limited would have incurred even in the absence of such a request), one or more prospectuses and take other procedural steps as may be reasonably necessary to facilitate a secondary offering in Canada of all or any portion of the common shares or preferred shares (“shares”) held by the Province (a “demand registration”).

Hydro One Limited can defer a demand registration for up to a maximum of 60 days if the Board determines in good faith that circumstances currently exist which make it in the best interests of Hydro One Limited to do so. These circumstances are either: (i) that the effect of the filing of a prospectus would reasonably be expected to materially interfere with or require the public disclosure of any material corporate development or plan (including any material financing, securities offering, acquisition, disposition, restructuring or merger or other transaction involving Hydro One Limited or any of its subsidiaries); or (ii) that there exists at the time material non-public information relating to Hydro One Limited, (a) the disclosure of which would be reasonably likely to be adverse to Hydro One Limited, or (b) where Hydro One Limited has a bona fide business purpose for keeping that information confidential. In addition, Hydro One Limited shall not be obligated to effect a demand registration more than four times in any 12-month period.

If Hydro One Limited proposes to undertake a Canadian public offering by prospectus, the Province is entitled, while it is a “control person” of Hydro One Limited within the meaning of applicable Canadian securities laws, to include shares owned by it as part of that offering, provided that the underwriters may reduce the number of shares proposed to be sold if in their reasonable judgment all of the shares proposed to be offered by Hydro One Limited may not be sold in an orderly manner within a price range reasonably acceptable to Hydro One Limited. In that case, the shares to be sold will be allocated pro rata between Hydro One Limited and the Province based on their relative proportionate number of shares requested to be included in the offering. Hydro One Limited and the Province will share the expenses of the offering (except for internal expenses of Hydro One Limited) in proportion to the gross proceeds they each receive from the offering.

Hydro One Limited also agrees to extend the foregoing provisions to facilitate U.S. registered offerings of shares of Hydro One Limited held by the Province, if Hydro One Limited in the future files a registration statement for the distribution of shares to the public in the United States.

Hydro One Limited also agrees to use commercially reasonable efforts to assist, at the Province’s expense (except for internal expenses of Hydro One Limited), the Province in any sale by it of shares of Hydro One Limited pursuant to an exemption from the prospectus requirements, in the preparation of an offering memorandum and other documentation and by facilitating due diligence by the prospective buyer.

Hydro One Limited and the Province also agree to enter into customary agreements, including “lock-up” agreements, on customary market terms in connection with such transactions. Hydro One Limited also agrees to certain indemnification and contribution covenants in favour of the Province and any underwriters involved in such transactions.

Governance Agreement

The purpose of the Governance Agreement is to prescribe the role of the Province, as a holder of Voting Securities, in the governance of Hydro One Limited. Although the Governance Agreement does not address all aspects of the governance of Hydro One Limited (for a description of the governance of Hydro One Limited more generally, see “Directors and Management of the Company”), it comprehensively deals with, and limits, the role of the Province in that governance. It describes the principles that govern how Hydro One Limited will be managed and operated, including that the Province, in its capacity as a holder of Voting Securities, will engage in the business and affairs of Hydro One Limited as an investor and not as a manager. It also contains commitments by the Province restricting the exercise of its rights as a holder of Voting Securities.

The Governance Agreement specifically addresses the following matters:

•	The governance principles under which Hydro One Limited and its subsidiaries will be managed and operated.

•	The nomination of directors, which includes: (i) the requirement for a fully independent board of directors (other than the Chief Executive Officer), and (ii) the maximum number of directors that may be nominated by the Province.

•	The election and replacement of directors.

•	Approvals requiring a special resolution of the directors.

•	Restrictions on the right of the Province to initiate fundamental changes.

•	Pre-emptive rights provided to the Province with respect to future issuances of Voting Securities by Hydro One Limited.

•	Acquisition limits with respect to the Province’s acquisition of outstanding Voting Securities.

Governance Principles

The Governance Agreement provides that the business and affairs of Hydro One Limited will be managed and operated in accordance with the following principles:

•	Hydro One Limited will maintain corporate governance policies, procedures and practices consistent with the best practices of leading Canadian publicly listed companies, having regard to Hydro One Limited’s ownership structure and the Governance Agreement.

•	The Board, which will be independent of both the Company and the Province (other than the Chief Executive Officer), is responsible for the management of or supervision of the management of the business and affairs of Hydro One Limited, including, subject to applicable law, having full authority in respect of:

•	corporate governance;

•	the appointment, termination, supervision and compensation of the Chief Executive Officer, Chief Financial Officer and other senior officers of Hydro One Limited;

•	remuneration of directors;

•	strategic planning and direction;

•	risk management;

•	capital structure;

•	Hydro One Limited’s dividend policy; and

•	Hydro One Limited’s annual business plan and budget.

•	With respect to its ownership interest in Hydro One Limited, the Province will engage in the business and affairs of Hydro One Limited as an investor and not a manager, and the Province intends to achieve its policy objectives through legislation and regulation, as it would with respect to any other utility operating in Ontario.

The governance principles do not restrict the Province in any way: (i) in relation to the regulation of the Company, including by the Ontario Energy Board; (ii) in relation to system planning by the IESO; (iii) in relation to the enforcement of the laws of Ontario applicable to the Company or the enactment, promulgation or amendment of such laws; or (iv) in respect of any communication regarding the Company by an individual in his or her capacity as a member of the Legislative Assembly of Ontario, if made in the Legislative Assembly of Ontario or in another public forum in relation to the enforcement, promulgation or enactment of laws in Ontario or in relation to Ontario regulatory policy. They also do not restrict the exercise by the Province of its rights as a holder of Voting Securities, including its rights to vote any Voting Securities in its sole interest, except as expressly provided for in the Governance Agreement. See “Risk Factors – Risks Relating to the Company’s Relationship with the Province.”

Nomination of Directors

The Governance Agreement establishes qualification standards for director nominees, provides for the number of directors that each of the Province and the Nominating, Corporate Governance, Public Policy & Regulatory Committee may nominate and establishes a process for confirming nominees. The Governance Agreement recognizes that the Board is to be a fully independent board, with all of the members of the Board independent of both the Company and the Province, with the exception of the Chief Executive Officer.

Director Qualification Standards

General

The Province and the Nominating, Corporate Governance, Public Policy & Regulatory Committee have agreed to nominate individuals as directors who are of high quality and integrity and who have:

•	significant experience and expertise in business or that is applicable to business,

•	served in a senior executive or leadership position,

•	broad exposure to and understanding of the Canadian or international business community,

•	skills for directing the management of a company, and

•	motivation and availability,

in each case to the extent appropriate for a business of the complexity, size and scale of the business of Hydro One Limited and on a basis consistent with the highest standards for directors of Canada’s leading public companies.

Independence

Each director nominee must be independent of Hydro One Limited within the meaning of Ontario securities laws governing the disclosure of corporate governance practices and independent of the Province, other than the Chief Executive Officer. A director will be independent of the Province if he or she would be independent of Hydro One Limited within the meaning of Ontario securities laws governing the disclosure of corporate governance practices if the Province and each Specified Provincial Entity (as provided in the Governance Agreement) were treated as Hydro One Limited’s parent under that definition, but excluding, in the case only for the directors named in this prospectus, any prior relationship that ended before August 31, 2015. In addition, he or she may not be an employee or official of the Province or any Specified Provincial Entity, either: (i) currently or, (ii) within the last three years, but for (ii), excluding in the case only for the directors named in this prospectus, any prior relationship that ended before August 31, 2015. In addition, all director nominees must meet the requirement of applicable securities and other laws and any exchange on which Voting Securities are listed. A majority of the Board must be resident Canadians (as defined in the OBCA) and neither the Province nor the Nominating, Corporate Governance, Public Policy & Regulatory Committee will nominate any person as a director if as a result of that nominee being elected or appointed, this requirement would not be met. However, each director named in this prospectus is qualified to be a director of Hydro One Limited on the Closing Date, whether or not he or she satisfies the foregoing director qualification standards on the Closing Date. See “Directors and Management of the Company – Independence of the Board of Directors”.

No director nominee may be proposed by the Province or the Nominating, Corporate Governance, Public Policy & Regulatory Committee to replace a current director if, taking into account selection criteria identified by the Province and the Nominating, Corporate Governance, Public Policy & Regulatory Committee for new directors, the Board would not collectively satisfy the Board’s skills matrix, the Diversity Policy and any other policy relating to the composition of the Board forming part of Hydro One’s governance standards.

If the Province or the Nominating, Corporate Governance, Public Policy & Regulatory Committee nominates an individual who is already a director of Hydro One Limited at the time of the nomination, that person will be treated as meeting the director qualification standards unless there has been a material change in that individual’s circumstances that would affect whether she or he would continue to meet those standards. See “Directors and Management of the Company – Independence of the Board of Directors”.

Number of Directors

Under the articles of Hydro One Limited, the Board will consist of no fewer than 10 and no more than 15 directors, with the initial Board consisting of 15 directors until the first annual meeting of shareholders after closing of the offering. See “Directors and Management of the Company”. The Governance Agreement requires that the articles of Hydro One Limited must at all times provide for this minimum and maximum number. The Board will determine from time to time the number of directors of Hydro One Limited within that minimum and maximum.

Board Nominees

The nominees to be proposed for election to the Board by Hydro One Limited at annual meetings of shareholders will be determined as follows:

•	The Chief Executive Officer will be nominated.

•	The Province will be entitled to nominate that number of nominees equal to 40% of the number of directors to be elected (rounded to the nearest whole number).

•	The Nominating, Corporate Governance, Public Policy & Regulatory Committee will nominate the remaining directors.

If, however, the Province ceases to own Voting Securities to which are attached 40% of the votes that may be cast on the election of directors at a meeting of shareholders and the Province does not subsequently acquire Voting Securities sufficient to meet that ownership threshold by the next annual meeting nomination deadline following the second anniversary of the Province first ceasing to meet that ownership threshold, then until the Province again meets that ownership threshold, the number of Directors that the Province may nominate will be proportionate to the number of votes that the Province may cast on the election of directors. For this purpose, an annual meeting nomination deadline is the date that is 60 days prior to the date by which Hydro One Limited is required to mail proxy solicitation materials for an upcoming annual meeting.

Board Nomination Process

The Province and representatives of the Nominating, Corporate Governance, Public Policy & Regulatory Committee will meet after each annual meeting of shareholders to discuss expected upcoming departures from the Board (whether due to resignation, retirement or otherwise). In this discussion, the Province and representatives of the Nominating, Corporate Governance, Public Policy & Regulatory Committee will consider the impact on the Board of those departures and identify selection criteria for director nominees to replace departing directors to ensure that the Board will collectively continue to comply with the Governance Agreement and satisfy the Board’s skills matrix, the Diversity Policy and any other policy relating to the composition of the Board forming part of Hydro One’s governance standards. The representatives of the Nominating, Corporate Governance, Public Policy & Regulatory Committee will also recommend to the Province individuals that the Nominating, Corporate Governance, Public Policy & Regulatory Committee has identified as potential candidates for nomination to the Board. The Province shall have no obligation to nominate any of the recommended individuals as one of its director nominees. This meeting would be expected to occur within 60 days of each annual meeting of shareholders.

The Province and representatives of the Nominating, Corporate Governance, Public Policy & Regulatory Committee will hold further meetings to continue to discuss expected upcoming departures from the Board and proposed replacement nominees under consideration. These additional meetings would be expected to occur within 120 days of each annual meeting of shareholders.

Subsequent to these meetings, each of the Province and the Nominating, Corporate Governance, Public Policy & Regulatory Committee will notify the other of its proposed director nominees. They must do so by no later than the date that is 60 days prior to the date by which proxy solicitation materials must be mailed for Hydro One Limited’s next annual meeting of shareholders.

If the Province or the Nominating, Corporate Governance, Public Policy & Regulatory Committee receives a nomination from the other of a person who is not then a director of Hydro One Limited at the time of the nomination or who is then a director but whose circumstances have materially changed in a way that would affect whether she or he would continue to meet the director qualification standards as described under “– Governance Agreement – Nomination of Directors – Director Qualification Standards”, then the Province or the Nominating, Corporate Governance, Public Policy & Regulatory Committee, as the case may be, will have ten business days to confirm or reject that nominee. The Province or the Nominating, Corporate Governance, Public Policy & Regulatory Committee may reject a nominee only on the basis that the nominee does not meet those director qualification standards.

If a director nominee of the Province or the Nominating, Corporate Governance, Public Policy & Regulatory Committee is rejected, then the Province or the Nominating, Corporate Governance, Public Policy & Regulatory Committee will be entitled to nominate additional candidates until a nominee is confirmed by the other. If no replacement nominee is confirmed for a director who was expected to depart from the Board and that director does not resign, that director shall be re-nominated.

The Province and the Nominating, Corporate Governance, Public Policy & Regulatory Committee will use commercially reasonable efforts to confirm director nominees prior to the date by which proxy solicitation materials must be mailed for the purposes of Hydro One Limited’s next annual meeting of shareholders. If insufficient nominees are confirmed by that date, then the Province and the Nominating, Corporate Governance, Public Policy & Regulatory Committee will consider alternatives so that each nominates the number of directors each is entitled to nominate at that annual meeting. These alternatives may include reducing the number of directors to be elected at that annual meeting or delaying the annual meeting so that sufficient nominees may be confirmed.

If there are disputes as to whether a particular director nominee satisfies the director qualification standards as described under “– Governance Agreement – Nomination of Directors – Director Qualification Standards”, either the Province or the Nominating, Corporate Governance, Public Policy & Regulatory Committee may request that the dispute be resolved by arbitration.

Election and Replacement of Directors

The Governance Agreement provides for how:

•	the Province will vote with respect to director nominees, including its nominees and those of the Nominating, Corporate Governance, Public Policy & Regulatory Committee,

•	the Province may vote at contested elections,

•	the Province may seek to replace the Board by withholding votes or voting for removal, and

•	Board vacancies will be filled.

Voting on Director Elections

At any meeting of shareholders to elect directors, the Province is required to vote in favour of the nominees nominated as described under “– Governance Agreement – Nomination of Directors – Board Nominees and – Board

Nomination Process” except in the case of contested director elections and where the Province seeks to replace the Board in accordance with the Governance Agreement by withholding votes or voting for removal. See “– Governance Agreement – Election and Replacement of Directors – Contested Elections,” “– Right to Withhold Votes” and “– Province’s Right to Replace the Board”.

Contested Elections

At any meeting of shareholders to elect directors of Hydro One Limited at which there are more nominees for directors than there are directors to be elected, the Province may vote its Voting Securities in its sole discretion (including to vote in favour of other candidates instead of the Province’s nominees), except that the Province will vote in favour of the election of the Chief Executive Officer as a director.

Right to Withhold Votes

The Province is required under the Governance Agreement to vote in favour of all director nominees of Hydro One Limited. That obligation is subject, however, to the Province’s overriding right to withhold from voting in favour of all director nominees and its right to seek to remove and replace the entire Board, including in each case its own director nominees but excluding the Chief Executive Officer and, at the Province’s discretion, the Chair. In the case of an annual meeting of shareholders, the Province will notify Hydro One Limited of its intent to withhold from voting in favour of director nominees prior to the date by which proxy solicitation materials must be mailed for the purposes of that annual meeting.

Depending on the number of withheld votes a director nominee receives at a meeting of shareholders at which directors are to be elected, that director nominee may be required to tender his or her resignation to the Board in accordance with Hydro One Limited’s majority voting policy. See “Directors and Management of the Company”. However, for so long as the Province holds Voting Securities sufficient for it to withhold at least 50% of the votes that may be cast at that meeting of shareholders, the Province’s withholding of votes will be sufficient to ensure that each of the directors with the exception of the Chief Executive Officer and, at the discretion of the Province, the Chair, are required to tender their resignation to the Board in accordance with Hydro One Limited’s majority voting policy.

Province’s Right to Replace the Board

The Province may at any time notify Hydro One Limited that it intends to request that Hydro One Limited hold a meeting of shareholders for the purposes removing all of the directors in office, including those nominated by the Province, with the exception of the Chief Executive Officer and, at the sole discretion of the Province, the Chair (a “Removal Notice”).

If the Province gives Hydro One a Removal Notice, then the Chair shall coordinate the establishment of an ad hoc nominating committee comprising each of the five largest beneficial owners of Voting Securities known to the Company, excluding the Province, willing to provide representatives to serve on that committee. If at least three beneficial owners of Voting Securities are not willing to provide representatives to serve on the ad hoc nominating committee within 30 days of the Province giving a Removal Notice, then the individuals that the Province proposes to nominate as replacement directors, as described in the next paragraph, will serve as the ad hoc nominating committee.

The Province and the ad hoc nominating committee will identify and confirm replacement directors to be nominated at the shareholders’ meeting pursuant to a process substantially equivalent to that described under “– Governance Agreement – Nomination of Directors – Board Nomination Process”, with the ad hoc nominating committee taking the place of the Nominating, Corporate Governance, Public Policy & Regulatory Committee. For clarity, each replacement director nominee must meet the same qualification standards under the Governance Agreement as for any director nominee, including the fact that all of them, other than the Chief Executive Officer, in each case, must be independent of Hydro One Limited within the meaning of Ontario securities laws governing the disclosure of corporate governance practices and be independent of the Province. See “– Governance Agreement – Nomination of Directors – Director Qualification Standards.” Hydro One Limited will call the shareholders’ meeting once the replacement director nominees are confirmed pursuant to this process, and will hold the shareholders’ meeting within 60 days of this confirmation.

At the shareholders’ meeting, the Province will vote in favour of removing the current directors with the exception of the Chief Executive Officer and, at the Province’s discretion, the Chair, and will vote in favour of the independent director nominees described in the preceding paragraph.

From the time that the Province delivers a Removal Notice, the directors will, in exercising their fiduciary duties, take into account the Province’s intention to cause a new Board to be constituted and the desirability that the actions of the current Board not interfere with the ability of a new Board to exercise its responsibility to oversee the business and affairs of Hydro One Limited in accordance with Hydro One Limited’s governance principles. See “– Governance Agreement – Governance Principles”.

The voting results of the shareholders’ meeting will determine which individuals are elected as directors. However, for so long as the Province holds more than 50% of the outstanding common shares (and, depending on the number of shares represented at the meeting, possibly where the Province holds less than 50% of the outstanding common shares), the Province’s votes will be sufficient to remove the current directors with the exception of the Chief Executive Officer and, at the Province’s discretion, the Chair, and to replace them with the new Board as described above.

Filling Board Vacancies

If a vacancy on the Board arises, then a replacement will be nominated by the Province or the Nominating, Corporate Governance, Public Policy & Regulatory Committee, whichever nominated the departing director, and approved by the other in accordance with a process that is substantially equivalent to the process described under “– Governance Agreement – Nomination of Directors – Board Nomination Process”. For clarity, each replacement director nominee must meet the same qualification standards under the Governance Agreement as for any director nominee, including the fact that all of them, other than the Chief Executive Officer, in each case, must be independent of Hydro One Limited within the meaning of Ontario securities laws governing the disclosure of corporate governance practices and be independent of the Province. For this purpose, until the first meeting of shareholders to consider the election of directors that is held after the completion of this offering, the Province has designated Ian Bourne, Marc Caira, George Cooke, Kathryn Jackson, Jane Peverett and Gale Rubenstein as its nominees.

If the Chief Executive Officer ceases to be Chief Executive Officer for any reason, the new Chief Executive Officer appointed to take his or her place will fill that vacancy on the Board.

Subsidiary Governance

Subject to applicable law, the board of directors of each of Hydro One Inc. and Hydro One Networks Inc. will be constituted to have the same members as the Board unless the Board determines otherwise.

Company to Cause Compliance

Any obligations of the Board, the Nominating, Corporate Governance, Public Policy & Regulatory Committee, the Chair or any other representative of Hydro One Limited provided for in the Governance Agreement are deemed to be obligations of Hydro One Limited and Hydro One Limited will ensure those obligations are complied with. If Hydro One Limited is unable to comply with the Governance Agreement without being in breach of its by-laws, Hydro One Limited is required to amend its by-laws to enable the performance of its obligations under, and its compliance with, the terms of the Governance Agreement. Any such amendment to Hydro One Limited’s by-laws must be submitted to the shareholders for approval at the next meeting of shareholders.

Board Approvals Requiring a Special Resolution of the Directors

Annual Confirmation of Chair and Chief Executive Officer

The appointment of a new Chair at any time must be approved by a resolution of the Board passed by at least two-thirds of the votes cast at a meeting of the directors, or consented to in writing by all of the directors (a “Special Board Resolution”). The Chair will be nominated and confirmed annually by a Special Board Resolution at the first meeting of the Board after each annual meeting of shareholders. If the Board does not confirm the Chair at that meeting by a Special Board Resolution, then the Board will remove the Chair as soon as practicable and appoint a new Chair. The Chair may also be removed between annual confirmation meetings by a majority of the votes cast at a meeting of the directors.

The appointment of a new Chief Executive Officer at any time must be approved by a Special Board Resolution. The Chief Executive Officer must be confirmed annually by a Special Board Resolution at the first meeting of the Board after each annual meeting of shareholders. If the Board does not confirm the Chief Executive Officer at that meeting by a Special Board Resolution, then the Board shall remove the Chief Executive Officer as soon as practicable and appoint a replacement Chief Executive Officer. The Chief Executive Officer may also be removed between annual confirmation meetings by a majority of the votes cast at a meeting of the directors.

Changes in Governance Standards

Hydro One Limited has established a number of governance standards, some of which are specified in the Governance Agreement to be “Hydro One’s governance standards”. As such, no addition, supplement or amendment to these specified governance standards can be effective unless approved by a Special Board Resolution. The governance standards that are subject to this special approval requirement include the Board’s skills matrix, the Ombudsperson’s Mandate, the Diversity Policy and the Majority Voting Policy, the Corporate Governance Guidelines, the mandates of the Board and its committees, position descriptions for the Chief Executive Officer, the Chair, the directors and committee chairs, and the Stakeholder Engagement Policy.

Restrictions on Province’s Right to Initiate Fundamental Changes

The Province has agreed not to initiate a fundamental change to Hydro One Limited (as defined in Part XIV of the OBCA), including not to initiate any arrangement or amalgamation involving Hydro One Limited or any amendment to the articles of Hydro One Limited. The Province may, however, vote its Voting Securities as it sees fit in the event any fundamental change is initiated by Hydro One Limited or another shareholder of Hydro One Limited.

Restrictions on Province Acting Jointly or in Concert

The Province has agreed not to act jointly or in concert with any person in connection with the exercise of that person’s rights as a holder of Voting Securities in a manner that the Province would be prohibited from directly doing itself. The Province is not, however, restricted from soliciting proxies to vote a person’s Voting Securities in a particular manner, if the Province is itself permitted to vote its Voting Securities in that manner. Any pension plan or related pension fund which the Province or any “public entity” (as defined in the Financial Administration Act (Ontario)) establishes, sponsors, administers or contributes to will not be treated as a joint actor of the Province except to the extent the Province solicits the administering entity or governing body of the pension plan or related pension fund to take a particular action or step.

Pre-emptive Rights

Hydro One Limited has granted to the Province a pre-emptive right to acquire additional Voting Securities as part of future offerings by Hydro One Limited of Voting Securities. If Hydro One Limited proposes to issue Voting Securities in the future, whether pursuant to a public offering or a private placement, Hydro One Limited must notify the Province of the proposal at least 30 days in advance and must offer the Province the right to purchase up to 45% of the Voting Securities being offered. The offer must also specify the proposed outside date for completing the proposed offering, which cannot be more than 60 days from the date of the offer. If the offer is being delivered in connection with a proposed best-efforts or fully underwritten public offering (including an offering proposed on a “bought deal” basis) through an agent or underwriter, the offer may include a size range and may state that the actual price per Voting Security will be the offering price agreed to by Hydro One Limited in the agency agreement, bid letter or underwriting agreement, as the case may be, relating to the offering. Otherwise, the offer must specify the price at which the Voting Securities are to be issued and the number of Voting Securities the Province is entitled to purchase. If the offer to the Province is in connection with a proposed best-efforts or fully underwritten public offering (including an offering proposed on a “bought deal” basis), then the Province may specify in its response a maximum price or range of prices at which it will purchase Voting Securities. Otherwise, the Province must specify in its response the number of Voting Securities it wishes to purchase. Any Voting Securities not purchased by the Province pursuant to the offer may be purchased by any other person pursuant to the proposed offering. If Hydro One Limited is continuing in good faith to contemplate a proposed offering after the outside date, it may extend the outside date by up to four months. After that date, including any extensions, Hydro One Limited may not deliver an offer for a further proposed offering for at least 90 days.

The pre-emptive right also applies with respect to any proposed issuance by Hydro One Limited of securities convertible into or exchangeable for Voting Securities. The pre-emptive right does not apply with respect to an issuance of Voting Securities or securities convertible into or exchangeable for Voting Securities: (i) pursuant to employee or director compensation plans existing on the date of the Governance Agreement or plans adopted after the date of the Governance Agreement that comply with the rules of the TSX and, if required, have been approved by the TSX; (ii) pursuant to any dividend re-investment arrangement of the Company that is consistent with dividend reinvestment arrangements of other publicly traded utilities in Canada (including as to discount rates) and that does not include a cash purchase option; (iii) pursuant to a rights offering that is open to all shareholders of Hydro One Limited; or (iv) pursuant to any business combination, take-over bid, arrangement, asset purchase transaction or other acquisition of assets or securities of a third party.

Confidentiality of Information Provided to the Province

The Province and Hydro One Limited will enter into a confidentiality agreement with respect to information provided to the Province, under the Governance Agreement and the Registration Rights Agreement. The obligations of the Province will be subject to customary exclusions, including where disclosures are required by the Freedom of Information and Protection of Privacy Act (Ontario) or other applicable law. The Province is also required to establish internal controls and procedures to restrict disclosure of non-public material information of Hydro One Limited and Hydro One Inc. and to restrict trading in their securities by the Province and persons who may receive access, directly or indirectly from the Province, to non-public material information about them.

Termination of Governance Agreement

The Governance Agreement provides that it may be terminated only with the mutual agreement of the Province and Hydro One Limited. If there are changes in circumstances in the future that impact the original purpose and intention of the Province and Hydro One Limited in entering into the Governance Agreement, the Province and Hydro One Limited will cooperate in good faith to amend the Governance Agreement to reflect those changes in circumstances.

Termination of Existing Shareholder Declarations and Resolutions

As the sole shareholder of Hydro One Inc., the Province has from time to time directed corporate actions or strategies through unanimous shareholder declarations that removed authority from the board of Hydro One Inc. In the past, the Province has made unanimous shareholder declarations that, among other things: (i) restricted the rights, powers and duties of the Hydro One Inc. board in relation to the off-shoring of certain jobs and the outsourcing of certain services; (ii) prevented Hydro One Inc. from seeking cost recovery through the regulatory process for upgrades for certain transmission stations from either Micro FIT or Small FIT generators; and (iii) restricted the rights, powers and duties of the Hydro One Inc. board with respect to whether, how and when to proceed with the Hydro One Brampton Networks Inc. transaction. Immediately prior to the closing of the offering, the Province will terminate all existing unanimous shareholder declarations relating to Hydro One Inc. and its subsidiaries, except for the declaration permitting the Board to set the number of directors within the minimum and maximum number provided for in Hydro One Inc. articles. Following the completion of the offering, the Province will no longer be able to make such shareholder declarations.

Ombudsperson

The Electricity Act requires the Company to appoint an ombudsperson to act as a liaison with customers and to establish procedures for the ombudsperson to inquire into and report to the Board on matters raised with the ombudsperson by or on behalf of customers. These procedures will be set out in a written mandate (the “Ombudsperson’s Mandate”) together with, among other things, the ombudsperson’s other powers and responsibilities.

Statutory Oversight and Transitional Provisions for Officers of the Assembly

Pursuant to legislation which came into force in 2015, Hydro One Inc. and its subsidiaries ceased to be subject to a number of Ontario statutes that apply to entities owned by the Province, including the Broader Sector Public Accountability Act, 2010, the Broader Public Sector Executive Compensation Act, 2014, the Financial Accountability Officer Act, 2013, the Freedom of Information and Protection of Privacy Act, the Management Board of Cabinet Act, the Ombudsman Act, the Trillium Trust Act, 2014, the Public Sector Expenses Review Act, 2009 and the Public Sector Salary Disclosure Act, 1996. Hydro One Limited will similarly not be subject to those statutes.

In addition, the Company’s obligations under the Financial Administration Act (Ontario) and the Auditor General Act (Ontario) have been limited to those described under “– Province’s Ownership of Common Shares and Preferred Shares – Provision of Financial Information to the Province and Auditor General of Ontario”.

The Auditor General of Ontario, the Financial Accountability Officer, the Information and Privacy Commissioner and the Provincial Ombudsman can continue to exercise certain of their powers with respect to the Company. The Information and Privacy Commissioner may also issue orders with respect to those matters until June 4, 2016.

Ontario Electricity Financial Corporation Indemnity

At the time that Hydro One Inc. and certain of its subsidiaries acquired their respective assets from the former Ontario Hydro pursuant to the transfer orders under the Electricity Act, as described under “Interests of Management and Others in Material Transactions – Relationship with the Province and Other Parties – Transfer Orders”, the Ontario Electricity Financial Corporation agreed to indemnify Hydro One Inc. and those subsidiaries with respect to:

(a)	the failure of the transfer orders to transfer to Hydro One Inc. or those subsidiaries any asset, right or thing or any interest in any asset, right or thing related to their business (the “Hydro One Entitlements”); and

(b)	adverse claims or interests of third parties (including the Crown) to Hydro One Entitlements or based on any deficiency or lack of title in respect of any Hydro One Entitlement.

The indemnity only applies when the total value of all claims exceeds $10 million. The indemnity also contains certain thresholds and exclusions. This indemnity contains, among other matters, an exclusion for any claim related to any Aboriginal title or rights or the absence of a permit, right of way easement or similar right in respect of lands forming part of a Reserve. The indemnity is guaranteed by the Province.

Hydro One Inc. is required to pay the Ontario Electricity Financial Corporation an annual fee for the indemnity until the indemnity terminates. Hydro One Inc. and its subsidiaries have not made any claim under the indemnity since it was put in place in 1999. The parties, with the consent of the Minister of Finance, have agreed to terminate the indemnity effective October 31, 2015. Any claims for which Hydro One Inc. provides notice to the Ontario Electricity Financial Corporation by the termination date will be covered by the indemnity, subject to the restrictions and exclusions in the indemnity.

DIRECTORS AND MANAGEMENT OF THE COMPANY

Directors and Executive Officers

The following table sets forth information regarding the directors and executive officers of Hydro One Limited at the closing of this offering. Each of the directors was first appointed on August 31, 2015. Each director is elected annually to serve for one year or until his or her successor is elected or appointed.

Name, Province or State and Country of Residence	Age	Position/Title	Independent(1)	Principal Occupation(2)	Committees
Mayo Schmidt Ontario, Canada	58	President and Chief Executive Officer and Director		President and Chief Executive Officer, Hydro One Limited	—

Michael Vels Ontario, Canada	54	Chief Financial Officer		Chief Financial Officer, Hydro One Limited	—

Alexander (Sandy) Struthers Ontario, Canada	56	Chief Operating Officer		Chief Operating Officer, Hydro One Inc.	—

David Denison Ontario, Canada	63	Director and Chair of the Board	Yes	Chair, Hydro One Limited	—

Ian Bourne(3) Alberta, Canada	67	Director	Yes	Chair, Ballard Power Systems Inc.	Human Resources Committee (Chair); Nominating, Corporate Governance, Public Policy & Regulatory Committee

Charles Brindamour Ontario, Canada	45	Director	Yes	Chief Executive Officer, Intact Financial Corporation	Audit Committee; Human Resources Committee

Marcello (Marc) Caira(3) Ontario, Canada	61	Director	Yes	Vice-Chairman, Restaurant Brands International Inc	Human Resources Committee; Nominating, Corporate Governance, Public Policy & Regulatory Committee

Christie Clark Ontario, Canada	61	Director	Yes	Corporate Director	Human Resources Committee; Nominating, Corporate Governance, Public Policy & Regulatory Committee

George Cooke(3) Ontario, Canada	62	Director	Yes	President, Martello Associates Consulting / Chair, OMERS Administration Corporation	Audit Committee; Health, Safety, Environment and First Nations & Métis Committee

Margaret (Marianne) Harris Ontario, Canada	57	Director	Yes	Corporate Director	Human Resources Committee; Health, Safety, Environment and First Nations & Métis Committee (Chair)

James Hinds Ontario, Canada	58	Director	Yes	Corporate Director	Audit Committee; Health, Safety, Environment and First Nations & Métis Committee

Name, Province or State and Country of Residence	Age	Position/Title	Independent(1)	Principal Occupation(2)	Committees
Kathryn Jackson(3) Pennsylvania, United States	58	Director	Yes	Corporate Director	Nominating, Corporate Governance, Public Policy & Regulatory Committee; Health, Safety, Environment and First Nations & Métis Committee

Roberta Jamieson Ontario, Canada	62	Director	Yes	President and Chief Executive Officer, Indspire	Audit Committee; Health, Safety, Environment and First Nations & Métis Committee

Frances Lankin Ontario, Canada	61	Director	Yes	Corporate Director	Audit Committee; Nominating, Corporate Governance, Public Policy & Regulatory Committee

Philip Orsino Ontario, Canada	61	Director	Yes	Consultant and Corporate Director	Audit Committee (Chair); Nominating, Corporate Governance, Public Policy & Regulatory Committee

Jane Peverett(3) British Columbia, Canada	57	Director	Yes	Corporate Director	Human Resources Committee, Nominating, Corporate Governance, Public Policy & Regulatory Committee (Chair)

Gale Rubenstein(3) Ontario, Canada	62	Director	Yes	Partner, Goodmans LLP	Human Resources Committee; Health, Safety, Environment and First Nations & Métis Committee

Notes:

(1)	See “– Independence of the Board of Directors”.

(2)	See “– Biographical Information” for the five year history of each director and executive officer.

(3)	These directors have been designated as the Province’s nominees for the purpose of filling any vacancies arising until the first meeting of shareholders to consider the election of directors after the completing of this offering. See “Governance and Relationship with Principal Shareholder – Governance Agreement – Election and Replacement of Directors – Filling Board Vacancies”.

Biographical Information

The following includes a brief profile of each of the executive officers and directors of Hydro One Limited, which include a description of their present occupation and their principal occupations for the past five years.

Mayo Schmidt

Mr. Mayo Schmidt is the President and Chief Executive Officer of both Hydro One Limited and Hydro One Inc. and a director of both Hydro One Limited and Hydro One Inc. Prior to joining Hydro One, Mr. Schmidt served as President, Chief Executive Officer, and director at Viterra, Inc., the global food ingredients company. Early in his career, Mr. Schmidt held a number of key management positions of increasing responsibility at General Mills, Inc. until he joined ConAgra Grain, Canada as President and spearheaded ConAgra’s expansion. He was promoted to Executive Vice-President, Domestic and International Operations with KBC Trading and Processing Company, a global subsidiary of ConAgra Inc. In 2000, he was appointed Chief Executive Officer of Saskatchewan Wheat Pool, the leading Canadian agriculture corporation and predecessor to Viterra, Inc. In 2005, he was named President, joined the Board of Directors, and led Saskatchewan Wheat Pool to become a listed public corporation. In 2007, he led a $2.0 billion acquisition of Agricore United, then a $2.2 billion acquisition of ABB, Australia’s leading agriculture corporation, and grew Viterra, Inc. from a $54 million dollar market capitalization. Mr. Schmidt currently sits on the Board of Directors of Agrium Inc., a global agriculture firm and the Global Transportation Hub Authority. He was a member of the Canadian Council of Chief Executive Officers, Executive Committee Member of The Conference Board of Canada, Trustee of The Conference Board Inc. USA, and Harvard’s Private and Public, Scientific, Academic and Consumer Food Policy Group, and is on Washburn University’s Foundation board of Trustees. Mr. Schmidt received his B.B.A. from Washburn in 1980.

Michael H. Vels

Mr. Michael Vels is the Chief Financial Officer of both Hydro One Limited and Hydro One Inc. Prior to joining the Company, Mr. Vels served as Maple Leaf Foods Inc.’s Chief Financial Officer (2004 to 2014), responsible for overseeing the company’s finance, mergers and acquisitions, information technology and communications functions, and, in 2014, served as the Chief Transition Officer, responsible for leading the restructuring of management and back office functions of the Company. From 1991 to 2004, Mr. Vels took on increasing roles and responsibility at Maple Leaf Foods. Prior to 1991, he worked in public accounting in Canada and mergers and acquisitions in the United Kingdom. Mr. Vels brings considerable executive level experience in public company governance, debt and equity capital raising, mergers and acquisitions and information technology. Mr. Vels currently serves as Director of Canada’s National Ballet School and formerly served on the board of directors for Canada Bread Company, Ltd. (2007-2014) and Country Style Food Services Inc. (2007-2009). He is a past member of the OSC Continuous Disclosure Advisory Committee. Mr. Vels earned a Bachelor of Accountancy from the University of Witwatersrand, in Johannesburg, South Africa. He is a Chartered Accountant (South African Institute of Chartered Accountants).

Alexander (Sandy) Struthers

Mr. Alexander (Sandy) Struthers is the Chief Operating Officer and Executive Vice President Strategic Planning of Hydro One Inc. and Hydro One Networks Inc. Mr. Struthers previously served as Hydro One Inc.’s Chief Financial Officer and Chief Administrative Officer (2013-2014), overseeing the company’s finance, regulatory and corporate support functions. Mr. Struthers first joined Hydro One Inc. in 2000 as a Finance Director responsible for mergers and acquisitions and has since held a number of senior management positions as Chief Financial Officer (2009-2012), and as Vice President and Chief Information Officer (2004-2008), where he was accountable for the information technology organization and information technology strategy. Prior to joining the Company, Mr. Struthers was a partner in the Corporate Finance group of a national accounting firm. Mr. Struthers holds a Masters of Business Administration from York University and a Bachelor of Commerce (Honours) from Queen’s University. He is a member of the Institute of Corporate Directors, a Chartered Professional Accountant and a member of the Institute of Chartered Accountants of Ontario, and a past member of the Canadian Institute of Chartered Business Valuators.

David Denison, O.C., FCPA, FCA

Mr. David Denison was appointed the Chair of the Board of Hydro One Inc. on April 16, 2015. Mr. Denison is also a Corporate Director and previously served as President and Chief Executive Officer of the Canada Pension Plan Investment Board from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited. Mr. Denison is a Director of the Royal Bank of Canada, Bell Canada, Allison Transmission and serves as Vice-Chair of Sinai Health Systems. He had previously also served as Chair of the Board of Bentall Kennedy Limited Partnership. He is also a member of the Investment Board and International Advisory Committee of the Government of Singapore Investment Corporation, the International Advisory Council of China Investment Corporation, the World Bank Treasury Expert Advisory Committee and the University of Toronto Investment Advisory Committee. In April 2014, Mr. Denison was appointed a member of the Council whose mandate was to review and identify opportunities to modernize government business enterprises. Mr. Denison earned Bachelor degrees in mathematics and education from the University of Toronto and is a Chartered Professional Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Denison was appointed an Officer of the Order of Canada on June 30, 2014.

Ian Bourne, ICD.D, F.ICD

Mr. Ian Bourne is the Chair of the Board of Directors of Ballard Power Systems, Inc. (2006-present), a global leader in proton exchange membrane fuel cell technology, and a member of the Board of Directors of the Canada Pension Plan Investment Board, Canadian Oil Sands Limited, Wajax Corporation, and the Canadian Public Accountability Board. He is also the former Chair of SNC-Lavalin Group Inc. (2013-2015) and served as that company’s Interim Chief Executive Officer from March 2012 to October 2012. Mr. Bourne has also held a variety of senior financial and executive roles in Canada and internationally with a number of Canadian corporations including: GE Canada, Inc. (1969-1992) where he served as Chief Financial Officer; Canada Post Corporation (1992-1997) where he served as Senior Vice-President and Chief Financial Officer; and TransAlta Corporation (1998-2005) where he served as Executive Vice President and Chief Financial Officer and as President of TransAlta Power LP between 1998-2006. Mr. Bourne has been active in serving a variety of community based organizations including the Calgary Philharmonic Orchestra, The Glenbow Museum, and The Calgary Foundation. He holds a Bachelor of Commerce degree from Mount Allison University and is a Fellow of the Institute of Corporate Directors.

Charles Brindamour

Mr. Charles Brindamour is the Chief Executive Officer of Intact Financial Corporation, Canada’s largest provider of home, auto and business insurance. Under his leadership, Intact Financial Corporation became an independent and widely-held Canadian company in 2009 and engineered, two years later, the largest acquisition in the history of the property and casualty insurance industry in the country. With a market capitalization of more than $12 billion, Intact Financial Corporation ranks among the largest companies listed on the TSX. Mr. Brindamour began his career with Intact in 1992 as an actuary and held over the years a number of progressive management positions. He also served in management and executive roles in Europe with ING Groep, Intact’s former majority shareholder. Upon his return to Canada in 1999, he led the company’s acquisition, strategic planning and capital management functions. Two years later, he became Senior Vice-President of Personal Lines and, in 2004, he was appointed Executive Vice-President, responsible for underwriting, claims, planning, corporate development and investor relations. In 2007, he became Chief Operating Officer, a position he held until his appointment as President and Chief Executive Officer in January 2008. A graduate of Laval University in Actuarial Sciences, Mr. Brindamour is also an Associate of the Casualty Actuarial Society. Mr. Brindamour is a board member of Intact Financial Corporation, of the C.D. Howe Institute, and of the Insurance Bureau of Canada where he was Chair for the past four years. Mr. Brindamour is a member of the Campaign Cabinet of the CHU Sainte-Justine, Co-Chair of the Grande Campagne de financement de l’Universite Laval, and a past member of the Campaign Cabinet of the United Way of Greater Toronto, where he chaired a number of insurance industry campaigns.

Marcello (Marc) Caira

Mr. Marc Caira is Vice-Chairman of the Board of Directors of Restaurant Brands International Inc., a multinational quick service restaurant company formed by the merger of Tim Hortons Inc. and Burger King Worldwide Inc. Prior to his appointment as Vice Chairman in December 2014, Mr. Caira was President and Chief Executive Officer of Tim Hortons Inc. (July 2013-December 2014). During his approximate 37-year career within the food and beverage industry, Mr. Caira also held senior management and executive roles with both Nestlé S.A. and Parmalat North America, Inc. Beginning his career with Nestlé Canada in 1977, Mr. Caira took on positions of increasing responsibility becoming Vice-President of Foodservice (1990-1996), and President – Foodservice & Nescafé Beverages (1997-2000). In 2000, he joined Parmalat Canada, Inc. as Chief Operating Officer and assumed the role of President and CEO of Parmalat North America in 2004. In 2006, Mr. Caira returned to Nestlé S.A. in Switzerland as a member of the Executive Board and as Chief Executive Officer of Nestlé Professional until his return to Canada in 2013. Mr. Caira holds a Diploma in Marketing Management from Seneca College, Toronto (1977) and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.

Christie J.B. Clark, FCA, FCPA

Mr. Christie Clark is a Corporate Director and serves as a member of the Board of Directors of Loblaw Companies Limited, Air Canada, and Choice Properties Real Estate Investment Trust. He served as the Chief Executive Officer and Senior Partner of PricewaterhouseCoopers LLP from July 2005 to July 2011. Prior to being elected Chief Executive Officer, Mr. Clark served as National Managing Partner and as a member of the firm’s

Executive Committee from 2001 to 2005. Mr. Clark is a Fellow Chartered Professional Accountant, and in addition to his public company board memberships, he is on the Board of Alpine Canada and a member of the Advisory Council of Queen’s University School of Business. Mr. Clark holds a Bachelor of Commerce degree from Queen’s University and a Master of Business Administration degree from the University of Toronto.

George L. Cooke

Mr. George Cooke is President, Martello Associates Consulting, a business strategy consulting firm, and on October 1, 2013 he was appointed as Chair of the Board of Directors of the OMERS Administration Corporation. OMERS is one of Canada’s largest pension funds and OMERS Administration Corporation is responsible for pension services and administration, investments, and plan valuation. Mr. Cooke is the former President and CEO, The Dominion of Canada General Insurance Company (“The Dominion”), a position he held from 1992 when he joined the company to August 2012. In August 2012, Mr. Cooke retired from his role as President of The Dominion and continued to hold the position of Chief Executive Officer of the company until December 31, 2012. Prior to his appointment with The Dominion, Mr. Cooke was Vice-President (Ontario Division), S.A. Murray Consulting Inc. (a government relations consulting firm) between 1990 and 1992. His previous experience includes Special Advisor, Policy to the Ontario Deputy Premier and Treasurer (1989-1990), General Manager, Ontario Automobile Insurance Board (1988-1989), and positions with the Ontario Energy Board (1980-1988). Mr. Cooke obtained a Bachelor of Arts degree (Hons.) in Political Studies (1975) and a Masters of Business Administration degree (1977) from Queen’s University. He also holds an Honorary Doctor of Laws degree (1999) from Assumption University in Windsor. Mr. Cooke was a member of the Board of Directors of The Dominion (1992-2013), the Insurance Bureau of Canada (1992-2013), E-L Financial Corporation (1992-2012), Empire Life (1992-2002) and Atomic Energy of Canada Limited (1995-1999), and he was also Executive Vice-President with E-L Financial Corporation Limited (1992-2013). He is currently the Chair of the Board of Directors of CANATICS (Canadian National Insurance Crime Services). Mr. Cooke has been a Director of Hydro One Inc. since January 26, 2010.

Margaret (Marianne) Harris

Ms. Marianne Harris is a Corporate Director and the Chair of the Board of Directors of the Investment Industry Regulatory Organization of Canada (IIROC) and a member of its Finance, Audit and Risk Committee. Prior to becoming a Corporate Director, Ms. Harris was Managing Director of the Bank of America Merrill Lynch and President, Corporate and Investment Banking for Merrill Lynch Canada Inc. (2010 – 2013). She has extensive corporate and investment banking experience gained from over 29 years of advisory work in the U.S. and Canada. During her career, Ms. Harris has worked on a wide range of assignments including mergers and acquisitions, takeover defense, unsolicited offers, demutualizations, initial public offerings, secondary equity offerings, and a number of other advisory and corporate finance mandates. Prior to joining Merrill Lynch in 2000, Ms. Harris was Head of the Financial Institutions Group at RBC Capital Markets. In addition to her position as Chair of IIROC, she is a member of the Board of Sun Life Financial Inc. and Sun Life Assurance Company of Canada. Ms. Harris is also a Director and Chair of the Investment Committee of the Princess Margaret Cancer Foundation Board, a Director of the Dean’s Advisory Council at the Schulich School of Business (York University), and a member of the Advisory Council of the Hennick Centre for Business and Law (York University). Ms. Harris holds a Masters of Business Administration degree from the Schulich School of Business, a Juris Doctor degree from Osgoode Hall Law School (York University) and a B.Sc. (Honours) from Queen’s University.

James Hinds

Mr. James Hinds is a retired investment banker, having specialized in public equity markets underwriting and advice for media, industrial, mining and real estate companies. Mr. Hinds previously served as Managing Director of TD Securities Inc. and has also held positions with CIBC Wood Gundy Inc. and Newcrest Capital Inc. Mr. Hinds was the past Chair of the IESO and has also served as Chair of the former Ontario Power Authority Board of Directors (2010-2014) until its merger with the IESO effective January 1, 2015. Prior to joining the Ontario Power Authority Board, he served as a Director on and as Chair of the IESO Board of Directors (2005-2010). A native of Sudbury, Ontario, Mr. Hinds received a Bachelor of Arts degree from Victoria University at the University of Toronto, a Master of Business Administration from the Wharton School of Business at the University of Pennsylvania, and a law degree from the University of Toronto.

Kathryn J. Jackson, Ph.D

Dr. Kathryn Jackson is a Corporate Director and former Senior Vice President and Chief Technology Officer of RTI International Metals Inc. (2014 – 2015). In her capacity as RTI’s former Top Scientist, Dr. Jackson’s responsibilities included oversight of all advanced metallurgical technology, product and process innovation, including additive manufacturing activities. She also served as Head of Overall Research and Development Activities and as a corporate director at RTI. Prior to joining RTI, Dr. Jackson was Senior Vice President and Chief Technology Officer at Westinghouse Electric Company where she was responsible for research and development as well as environmental sustainability initiatives. Dr. Jackson has also held various positions at the Tennessee Valley Authority, including Executive Vice President of River System Operations and Environment, and Corporate Environmental Officer. She also worked for Alcoa Corporation as a technology forecaster and was a post-doctoral fellow at the National Academy of Engineering. Dr. Jackson serves on the Board of Directors of Portland General Electric and previously served as Chair of the Independent System Operator New England. She is also an advisor to Carnegie Mellon University’s Engineering School and the Complex Engineered Systems program, and is a member of the advisory board of the Carnegie Mellon Electricity Industry Center. Dr. Jackson received a Doctorate and a Master’s degree in Engineering and Public Policy from Carnegie Mellon University. She also holds a Master’s degree in Industrial Engineering Management from the University of Pittsburgh and a Bachelor’s degree in Physics from Grove City College.

Roberta L. Jamieson

Ms. Roberta Jamieson is a Mohawk woman from the Six Nations of the Grand River Territory in Ontario, where she still resides. In November 2004, she was appointed President and Chief Executive Officer of Indspire, Canada’s premiere Indigenous-led charity, and Executive Producer of the Indspire Awards, a nationally broadcast gala honoring Indigenous achievement. Indspire’s annual award disbursements have increased seven-fold since Ms. Jamieson’s appointment. She has extended Indspire’s youth career conferences to all regions of Canada and launched a recognition program for the education of Indigenous students. Ms. Jamieson also led the development of the K-12 Indspire Institute, a virtual resource centre focused on increasing high school completion rates and K-12 success. Under Ms. Jamieson’s leadership, Indspire launched an unprecedented $20 million fundraising campaign in 2013 to support Indspire’s Building Brighter Futures: Bursaries and Scholarships Awards program. Ms. Jamieson has enjoyed a distinguished career of firsts. She was the first First Nations woman to earn a law degree; the first non-parliamentarian appointed an ex-officio member of a House of Commons Committee; the first woman Ombudsman of Ontario (1989-1999); and in December 2011, she was the first woman elected Chief of the Six Nations of the Grand River Territory. She also served as Commissioner of the Indian Commission of Ontario from 1986 to 1989. She was also a Director of the Ontario Power Generation Inc. Board of Directors (2012 – 2015). Ms. Jamieson has earned numerous awards, including the National Aboriginal Achievement Award (Law and Justice 1998); the Indigenous Bar Association’s highest award, Indigenous Peoples Council Award (IPC); the Council of Ontario Universities’ 2014 David C. Smith Award; and 24 honorary degrees. She also serves as a member of the Elections Canada Advisory Board and has been named three times to the Women’s Executive Network’s Top 100 list. Ms. Jamieson was appointed a Member of the Order of Canada in 1994.

Hon. Frances L. Lankin, P.C., C.M.

Hon. Frances Lankin P.C., C.M. is a former President and CEO of the United Way – Toronto (2001-2010) and a former Member of Provincial Parliament for the Toronto (Ontario) riding of Beaches – East York (1990-2001). Ms. Lankin is a recognized leader in the non-profit sector and has been widely honoured for her contributions to the community, including Honorary Doctorate of Laws degrees from Queen’s University and Ryerson University, and an Honorary Doctorate of Education from Nipissing University. In 2009, Ms. Lankin was appointed to the Queen’s Privy Council for Canada and served for five years as a member of the Security Intelligence Review Committee. In 2012, she was appointed a Member of the Order of Canada. In 2014, Ms. Lankin was appointed to the Council, and in 2011 and 2012, she co-led a review of Ontario’s social assistance system as part of the province’s poverty reduction strategy. During her first term as an elected Member of Provincial Parliament, Ms. Lankin served in a variety of Cabinet roles including Chair of Management Board, Minister of Health and Long-Term Care, and Minister of Economic Development and Trade. Ms. Lankin is currently Chair of the National NewsMedia Council, a member of the Board of Directors of the Ontario Lottery and Gaming Corporation, and a member of the Institute of Corporate Directors.

Philip S. Orsino, O.C., CPA, FCA

Mr. Philip Orsino is a consultant and corporate director and the former President and Chief Executive Officer of Jeld-Wen Inc. (2011-2014), a global integrated manufacturer of building products, and now serves as Corporate Vice Chairman. In addition to other business interests he is a Consultant to Onex Corporation for the building products industry. Mr. Orsino is a Director of The Bank of Montreal and Chair of the Audit and Conduct Review Committee. He is also a Director of The Minto Group and member of the Audit Committee. Mr. Orsino began his professional career in 1979 as a Partner with Hilborn Ellis Grant, Chartered Accountants in Toronto. From 1984 until 2005, Mr. Orsino was the President and Chief Executive Officer of Masonite International Corporation. He was formerly a Director and Chair of the Audit Committee of Clairvest Group Inc. and a Director and Board Chair of Biox Corporation. Mr. Orsino was also formerly the Chairman of the Board of Trustees of the University Health Network. He is responsible for the establishment of The Philip S. Orsino Hematology Centre and Chair in Leukemia Research, and he is an Honorary Trustee. He was appointed an Officer of the Order of Canada in 2004, was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award and received the University of Toronto’s Distinguished Business Alumni Award for 2002. He is a Fellow of the Institute of Chartered Accountants and holds a degree from Victoria College at the University of Toronto.

Jane L. Peverett, ICD.D, FCMA

Ms. Jane Peverett is a Corporate Director and former President and Chief Executive Officer (2005-2009) of the British Columbia Transmission Corporation (BCTC). She also served as the company’s Chief Financial Officer (2003 to 2005). Prior to joining BCTC, Ms. Peverett held progressively senior finance, regulatory and executive roles with Westcoast Energy Inc. between 1988 to 2003, and in 2001, was appointed President and Chief Executive Officer of Union Gas Limited, a Westcoast Energy company, becoming the first woman president of a natural gas company in Canada. Ms. Peverett is also a Director of the Canadian Imperial Bank of Commerce and Chair of its Audit Committee, and a Director of Encana Corporation where she is also Chair of the Audit Committee. She is also a Director of AEGIS Insurance Services Inc., Postmedia Network Canada Corporation, and Northwest Natural Gas Company located in Portland, Oregon. Ms. Peverett’s former board service also included the B.C. Ferry Corporation, the Canadian Electricity Association, and the United Way of Lower Mainland (Greater Vancouver). Ms. Peverett earned a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is also a Certified Management Accountant, a Fellow of the Society of Management Accountants, and holds the ICD.D designation from the Institute of Corporate Directors.

Gale Rubenstein

Ms. Gale Rubenstein is a partner of the law firm Goodmans LLP and a member of the firm’s Executive Committee. She practices law primarily in the areas of commercial insolvency and restructuring with emphasis on financial institutions, both domestic and international, and on pension restructurings. Ms. Rubenstein was senior counsel to the liquidators of numerous financial institutions and has been counsel to the Superintendent of Financial Institutions (Canada) and the Superintendent of Financial Services (Ontario). She has authored numerous papers on the insolvency of insurance companies and banks, and is an update author of LexisNexis Canada’s Insurance Companies Act: Legislation and Commentary. She obtained her Bachelor of Law degree from Osgoode Hall Law School (York University) and is a current Director of the Insolvency Institute of Canada; a member of Insol International; and a Director of the Osgoode Hall Alumni Association. She has been a Director of Hydro One Inc. since March 30, 2007.

Information Regarding Certain Directors and Executive Officers

None of the directors or executive officers of Hydro One Limited will beneficially own, or control, directly or indirectly, any common shares upon completion of this offering and the pre-closing transactions.

Corporate Cease Trade Orders

None of the directors or executive officers of Hydro One Limited has, within the 10 years prior to the date of this prospectus, been a director, chief executive officer or chief financial officer of any company (including Hydro One Limited) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days.

Bankruptcies

Other than as described below, none of the directors or executive officers of Hydro One Limited is, as at the date of this prospectus, or has been within 10 years before the date of this prospectus, a director or executive officer of any company (including Hydro One Limited) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Saskatchewan Wheat Pool Inc., a predecessor to Viterra Inc., initiated a disposition of one of its businesses in 2004 through a court supervised process under the Companies’ Creditors Arrangement Act (Canada). The securities of certain of the entities that owned and operated this business on behalf of the Saskatchewan Wheat Pool Inc. and other shareholders were cease traded by the Saskatchewan Financial Services Commission. Substantially all of the assets related to this business were sold under the court supervised process in May 2004. Mr. Schmidt served as an officer and/or director of these entities at the time.

None of the directors or executive officers of Hydro One Limited, nor any shareholder holding shares sufficient to materially affect control of Hydro One Limited, has, within the 10 years prior to the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

None of the directors or executive officers of Hydro One Limited, nor the Province, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, there are no existing potential conflicts of interest among the Company and the directors or executive officers of the Company as a result of their outside business interests as at the date of this prospectus. Certain of the directors and executive officers serve as directors and executive officers of other public companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company.

Indebtedness of Directors and Executive Officers

No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One Limited or any of its subsidiaries had any outstanding indebtedness to Hydro One Limited or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One Limited or any of its subsidiaries.

Independence of the Board of Directors

Upon closing of this offering, the Board will consist of 15 directors, 14 of whom are “independent” within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices and stock exchange requirements imposing a number or percentage of independent directors. Pursuant to Canadian securities laws, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s independent judgment, with certain specified relationships deemed to be non-independent. The Governance Agreement also requires each of the directors other than the Chief Executive Officer to be independent of the Province. See “Governance and Relationship with Principal Shareholder – Nomination of Directors – Director Qualification Standards”. The initial Chair of the Board is an independent director.

Mr. Schmidt, who is a member of the Board, is not independent as he is the President and Chief Executive Officer of Hydro One Limited. Mr. Hinds was previously a director and the Chair of IESO and Ms. Jamieson was previously a director of Ontario Power Generation Inc., but because those relationships ended before August 31, 2015, they are independent of the Province within the meaning of the Governance Agreement.

The Board has separated the roles of Chair of the Board and Chief Executive Officer. The primary responsibility of the Chair is to provide leadership to the Board and to enhance Board effectiveness. The Chair, as the presiding member of the Board, also seeks to ensure that the relationships between the Board, management, the shareholder and other stakeholders are effective, efficient and further the best interests of Hydro One. The Chair also encourages input and significant participation of independent directors in the leadership of Hydro One. See “Position Descriptions”.

At each meeting of the Board, the independent directors will hold an in camera meeting (being a meeting at which members of management and those directors who are not independent directors are not in attendance) unless the Chair otherwise determines. At each meeting of each committee of the Board, the committee will also hold regular in camera meetings, unless the chair of the applicable committee determines otherwise. As well, the Audit Committee is expected to meet at least quarterly with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditors in separate in camera executive sessions to discuss any matters that the Audit Committee or any of these groups believes should be discussed privately. The Audit Committee shall also hold in camera sessions at least quarterly to meet without management or non-independent directors present. These sessions encourage open and candid discussion among the directors including among independent directors.

Directors’ Board Memberships in Other Reporting Issuers

Director	Reporting Issuer	Director	Reporting Issuer
Ian Bourne	Hydro One Inc. Ballard Power Systems Inc. Canadian Oil Sands Limited Wajax Corporation	Margaret (Marianne) Harris James Hinds Kathryn Jackson Roberta Jamieson Frances Lankin Philip Orsino Jane Peverett Gale Rubenstein Mayo Schmidt

Hydro One Inc.

Sun Life Financial Inc.

Sun Life Assurance Company of Canada

Hydro One Inc.

Allbanc Split Corp.

Hydro One Inc.

Portland General Electric

Hydro One Inc.

Hydro One Inc.

Hydro One Inc.

Bank of Montreal

Hydro One Inc.

Encana Corporation

Northwest Natural Gas

Company

CIBC

Postmedia Network

Canada Corporation

Hydro One Inc.

Hydro One Inc.

Agrium Inc.

Charles Brindamour	Hydro One Inc. Intact Financial Corporation
Marcello (Marc) Caira	Hydro One Inc. Restaurant Brands International Inc.
Christie Clark	Hydro One Inc. Loblaw Companies Limited Air Canada Choice Properties Real Estate Investment Trust
George Cooke	Hydro One Inc.
David Denison	Hydro One Inc. Royal Bank of Canada BCE Inc. Bell Canada Allison Transmission Holdings Inc.

Board Mandate

The mandate of the Board is to oversee the business and affairs of Hydro One. The Board seeks to discharge such responsibility by reviewing, discussing and approving Hydro One’s strategic planning and organizational structure and supervising management, with a view to preserving and enhancing the business of Hydro One and its underlying value. The Board has adopted a written mandate, in the form set out under Appendix “A” to this prospectus.

Position Descriptions

The Board has adopted a written position description for the Chair of the Board, which sets out the Chair’s key responsibilities, including to provide leadership to the Board to enhance the Board’s effectiveness for certain accountabilities. This entails supervision of management of the Company and oversight of the relationships between the Board, management, shareholders, customers and other stakeholders. The Board has similarly adopted a written position description for the committee chairs which sets out each committee chair’s key responsibilities, including of providing leadership to their respective committees. The Board has also adopted a written position description for the directors which sets out the Board’s expectations of the directors for service on the Board.

The Board has adopted a written position description for the Chief Executive Officer which provides, among other matters, that the primary responsibility of the Chief Executive Officer is to manage and provide strategic direction including the development and implementation of plans, policies, strategies and budgets for the growth and profitable operation of the Company.

Orientation and Continuing Education

Following the closing of this offering, the Company will implement an orientation and continuing education program for new directors in accordance with the mandates of the Board and the Nominating, Corporate Governance, Public Policy & Regulatory Committee and the Corporate Governance Guidelines. New directors will be presented with a director manual that contains Board policies and procedures, the Company’s current strategic plan, financial plan and capital plan, the most recent annual and quarterly reports and materials relating to key business issues and overview of the key organizational, financial, regulatory, and operational aspects of Hydro One.

The Board and the Nominating, Corporate Governance, Public Policy & Regulatory Committee will also be responsible for overseeing ongoing educational opportunities for the directors.

Ethical Business Conduct

The Company has a written code of conduct (the “Code of Conduct”) that applies to all employees, directors and officers of Hydro One Limited and its subsidiaries. In addition, Hydro One requires each of its contractors, suppliers, business partners, consultants and agents to comply with the Code of Conduct, to the extent feasible, in their dealings with or on behalf of Hydro One.

The Code of Conduct sets out Hydro One’s core values and establishes standards to define how employees, officers and directors of Hydro One should act. The Code of Conduct addresses, among other things, health and safety matters, conflicts of interest, discrimination and harassment, confidentiality, insider trading, environmental protection, safeguarding Hydro One’s assets (including accounting and financial reporting) and relationships with outside stakeholders including investors, customers, public officials and third parties, conduct during investigations and compliance and reporting obligations. Hydro One has a Corporate Ethics Officer who is responsible for investigating actual, potential or suspected violations of the Code of Conduct, monitoring and making determinations regarding potential conflicts of interest between employees, officers and directors and Hydro One and for tracking and reporting violations to the Audit Committee in accordance with Hydro One’s Whistleblower Policy. The Board monitors compliance with the Code through the Audit Committee, to whom the Corporate Ethics Officer reports. The Code of Conduct will be filed with the Canadian securities regulatory authorities on SEDAR.

Nomination of Directors

The Nominating, Corporate Governance, Public Policy & Regulatory Committee identifies qualified candidates for election to the Board and maintains an evergreen list of such potential candidates, having regard for the independence, background, employment and qualifications of possible candidates and the alignment of such candidates’ competencies, skills and personal qualities with Hydro One’s needs, and communicates with and makes recommendations to the Province respecting potential candidates for nomination by the Province to serve as directors of Hydro One, subject to the Governance Agreement.

The Nominating, Corporate Governance, Public Policy & Regulatory Committee also communicates with the Board and makes determinations with respect to: (i) the Committee’s proposed nominees for election to the Board; and (ii) the confirmation or rejection of nominees proposed by the Province for election to the Board, in each case in accordance with the Governance Agreement.

The process for nomination of directors is set out in the Governance Agreement. See “Governance Agreement – Nomination of Directors”.

Board Renewal

Hydro One Limited’s Board is committed to a process of renewal and succession planning for directors. In order to assist the Nominating, Corporate Governance, Public Policy & Regulatory Committee and the Board in succession planning for directors and appropriate Board renewal, the Board has adopted limits on Board service and a mandatory retirement age, which are set out in Hydro One’s corporate governance guidelines (the “Corporate Governance Guidelines”).

The Corporate Governance Guidelines provide that no non-executive director will stand for re-election at the first annual meeting of shareholders after 12 years following the date on which the director first began serving on the Board; provided that such a non-executive director may continue to stand for re-election, in special circumstances (including if necessary to facilitate orderly board renewal) and on the recommendation of the Nominating, Corporate Governance, Public Policy & Regulatory Committee, if the director continues to receive solid annual performance assessments and meets other Board policies or legal requirements for Board service. The Corporate Governance Guidelines also provide that no director shall be appointed or elected as a director after that person has reached 75 years of age unless otherwise determined by the Board.

Diversity

The Board has adopted a written board diversity policy (the “Diversity Policy”) which formalizes the Company’s commitment to diversity and its desire to maintain a Board comprising talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which it operates. Accordingly, the composition of the Board is intended to reflect a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. The Board aspires towards a Board composition in which at least 40% of the directors of the Board are women and, initially, 40% of the directors of the Board are women (6 out of the 15). In considering the composition of the Board and the identification of qualified nominees for election as directors, the Nominating, Corporate Governance, Public Policy & Regulatory Committee has regard to, among other things, the Diversity Policy, and will assess the Diversity Policy’s effectiveness in promoting a diverse Board, which includes an appropriate number of women directors, on an annual basis.

In addition to the Board’s formal Diversity Policy, Hydro One strives for an inclusive corporate culture where all employees are valued and have equal access to opportunities and, in particular, Hydro One strives to ensure that its gender diversity is appropriately reflected at all levels of the organization, including executive officer positions after taking into account all relevant factors, such as merit, capability and equal treatment of employees. Of the executive officers across Hydro One, approximately 23%, or 6 of 23 executive officer positions, are women. Targets are not currently in place for the number of women in executive officer positions, and the Board has not yet made any determination as to whether or not targets should be set for the number of women in executive officer positions.

Committees of the Board

The Board has established four committees: (i) the Audit Committee; (ii) the Nominating, Corporate Governance, Public Policy & Regulatory Committee; (iii) the Health, Safety, Environment and First Nations & Métis Committee; and (iv) the Human Resources Committee. All members of these committees will be persons determined by the Board to be “independent” directors within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices, stock exchange rules applicable to service on the relevant committee (if any) and the Governance Agreement. A majority of the members of each committee will be residents of Canada.

Audit Committee

The Audit Committee will consist of at least three directors, all of whom are persons determined by Hydro One to be both “independent” (within the meaning of all Canadian securities laws and stock exchange requirements and the Governance Agreement) and “financially literate” (within the meaning of other applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including National Instrument 52-110 – Audit Committees). At least one member of the Audit Committee will qualify as an “audit committee financial expert” as defined by the applicable rules of the United States Securities and Exchange Commission. The Audit Committee will initially comprise Philip Orsino (Chair), Charles Brindamour, George Cooke, James Hinds, Roberta Jamieson and Frances Lankin. Each of the Audit Committee members has an understanding of the accounting principles used to prepare Hydro One’s financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. For additional details regarding the relevant education and experience of each member of the Audit Committee, see “Directors and Management of the Company – Biographical Information”.

The Board has adopted a written charter for the Audit Committee, in the form set out under Appendix “B” to this prospectus, which sets out the Audit Committee’s responsibilities. The Audit Committee’s responsibilities will include overseeing: (i) the independence, qualification and appointment of external auditors; (ii) the integrity of Hydro One’s financial statements and financial reporting process, including the audit process and Hydro One’s internal control over financial reporting, disclosure controls and procedures and compliance with other related legal and regulatory requirements; (iii) the performance of Hydro One’s finance function, internal auditors and external auditors; and (iv) the auditing, accounting and financial reporting process. The Audit Committee is also responsible for reviewing with the external auditors and management and recommending to the Board for approval Hydro One’s annual and quarterly results.

External Auditor Service Fees

In 2013 and 2014, Hydro One Inc. was billed the following fees by its external auditor, KPMG LLP:

	Fiscal 2014			Fiscal 2013
Type of Fees	Fees		% of Total	Fees		% of Total
Audit Fees	$735,776		84.1%	$807,176		78.1%
Audit-Related Fees	$139,083	(1)	15.9%	$204,083	(2)	19.8%
Tax Fees	—		—	—		—
All Other Fees(3)	—		—	$21,714		2.1%
Total	$874,859		100%	$1,032,973		100%

Notes:

(1)	The nature of services rendered were: audit of the Hydro One Inc. Pension Plan, audit of the Hydro One Inc. Employees’ and Pensioners’ Charity Trust, audit of the Apprenticeship Enhancement Fund Audit, French translations, and executive expense reviews.

(2)	The nature of services rendered were: audit of the Hydro One Inc. Pension Plan, audit of the Hydro One Inc. Employees’ and Pensioners’ Charity Trust, audit of the Apprenticeship Enhancement Fund Audit, French translations, incremental procedures performed over implementation of the Customer Information System, and executive expense reviews.

(3)	These fees were related to a review of the sufficiency of Hydro One Inc.’s documentation of the controls and procedures identified as addressing certain additional laws and regulations as a result of becoming an SEC registrant.

Nominating, Corporate Governance, Public Policy & Regulatory Committee

The Nominating, Corporate Governance, Public Policy & Regulatory Committee will consist of at least three directors, all of whom must be “independent” (within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices, stock exchange rules applicable to service on this committee and the Governance Agreement). These individuals will be charged with reviewing, overseeing and evaluating the corporate governance and nominating policies of Hydro One. The Nominating, Corporate Governance, Public Policy & Regulatory Committee will initially comprise Jane Peverett (Chair), Ian Bourne, Marc Caira, Christie Clark, Kathryn Jackson, Frances Lankin and Philip Orsino.

The Board has adopted a written charter for the Nominating, Corporate Governance, Public Policy & Regulatory Committee setting out its responsibilities for: (i) managing and overseeing the process for nominating new directors to the Board in accordance with the Governance Agreement; (ii) making recommendations respecting the Board’s approach to corporate governance; (iii) planning for Chair succession; (iv) overseeing director orientation and continuing education; (v) overseeing the Board and director performance evaluation process; (vi) making recommendations with respect to director compensation and protection; (vii) overseeing Hydro One’s relationship with shareholders, communities, stakeholders, electricity regulators, customers, and the Province; and (viii) the Company’s approach to corporate social responsibility, including its sponsorship and donation program.

The Nominating, Corporate Governance, Public Policy & Regulatory Committee is also responsible for the identification and nomination of qualified nominees for election to the Board and for making recommendations regarding committee assignments, director compensation, and corporate governance policy for the committees and the Board as a whole. See “– Nomination of Directors”. The Nominating, Corporate Governance, Public Policy & Regulatory Committee is also responsible for: (i) assessing, on an annual basis, the effectiveness of the Board as a whole, each committee of the Board, the Chair, each committee chair and each individual director (having regard to the mandate of the Board and the mandate of the relevant committee, as the case may be) and making recommendations to the Board; (ii) reviewing the annual Board and committee performance evaluation process itself; and (iii) reporting to the Chair the results of both the annual assessment and performance evaluation process.

The Board believes that the members of the Nominating, Corporate Governance, Public Policy & Regulatory Committee individually and collectively possess the requisite knowledge, skill and experience in governance and compensation matters, including executive compensation matters and general business leadership, to fulfill the committee’s mandate.

Health, Safety, Environment and First Nations & Métis Committee

The Health, Safety, Environment and First Nations & Métis Committee will consist of at least three directors, all of whom must be “independent” (within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices, stock exchange rules applicable to service on this committee and the Governance Agreement). The Health, Safety, Environment and First Nations & Métis Committee will initially comprise Marianne (Margaret) Harris (Chair), George Cooke, James Hinds, Kathryn Jackson, Roberta Jamieson and Gale Rubenstein. The Health, Safety, Environment and First Nations & Métis Committee is responsible for assisting the Board in discharging its oversight responsibilities relating to: (i) effective occupational health and safety and environmental policies and practices at Hydro One; and (ii) Hydro One’s relationship with First Nations and Métis communities.

Human Resources Committee

The Human Resources Committee will consist of at least three directors, all of whom must be “independent” directors (within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices, stock exchange rules applicable to service on this committee and the Governance Agreement). The Human Resources Committee will initially comprise Ian Bourne (Chair), Charles Brindamour, Marc Caira, Christie Clark, Marianne Harris, Gale Rubenstein and Jane Peverett. All of the committee members have gained experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or prior service on the compensation committee of a stock exchange listed company. For additional disclosure regarding the skills and experience that enable the members of the Human Resources Committee to make decisions on the suitability of the Company’s compensation policies and practices, as well as the direct experience that is relevant to each committee member’s responsibilities in executive compensation, see “Directors and Management of the Company – Biographical Information”.

The Human Resources Committee is responsible for assisting the Board in fulfilling its oversight responsibilities relating to the compensation, attraction and retention of key senior management. The Human Resources Committee is responsible for assisting the Board in discharging its oversight responsibilities relating to: (i) reviewing and recommending to the Board compensation payable, including appropriate performance incentives, to the Chief Executive Officer and certain designated employees; (ii) reviewing the administration of employee compensation and incentive plans and programs; and (iii) reviewing executive and director compensation disclosure to be made in the Company’s management information circular prepared in connection with the Company’s annual meeting of shareholders and other public disclosure as appropriate. The Human Resource Committee’s responsibilities also include reviewing the compensation policies of the Company, ensuring that the Company’s compensation programs are aligned with the Company’s strategic plans and risk profile, and reviewing the Company’s succession planning and talent management processes.

EXECUTIVE COMPENSATION

Since the appointment of a new independent Board, Hydro One has been focused on recruitment of experienced executive leadership to lead the Company through this offering, and formulate a strategy for future growth. It has also recognized a need to implement a compensation system for incumbent management employees that is performance-based and reflects compensation systems appropriate for similarly-situated public companies.

Hydro One’s compensation strategy is to attract, motivate and retain highly qualified executives with the skills to sustain and develop safe, reliable and affordable services for the Company’s customers, while also aligning the interests of executives with the Company’s shareholders. The compensation philosophy for Hydro One will reflect a stronger alignment between pay and performance, especially over the longer term, to provide a foundation to drive growth, deliver strong financial performance and create and sustain shareholder value. Leading compensation practices have been adopted for new management hires, including:

•	a peer group for benchmarking Chief Executive Officer and Chief Financial Officer compensation prepared, with the assistance of the independent compensation advisor to the Human Resources Committee of the Board, following a careful review of power generation, transmission and distribution industry peers and comparably-sized companies with a similar business model within the broader energy industry;

•	a substantially larger portion of executive compensation being variable and tied to performance over multiple years;

•	provisions for the clawback of compensation in the event the executive is overpaid as a result of an error resulting in a restatement of reported financial results or due to inaccurate financial data;

•	no incremental benefits if there is a change in control unless there has been a termination of employment without cause or for good reason; and

•	significant share ownership requirements (which extend past retirement).

The Board also decided to introduce a new, lower cost defined contribution pension plan for externally hired executives to be implemented in 2016 in place of Hydro One’s Defined Benefit Pension Plan.

Although some new executives have been hired on the basis of Hydro One’s new approach to executive compensation, adjustments to the Company’s structure and compensation system have not yet been implemented as the complexity and change related to these new structures is significant and the Board will introduce these changes for incumbent management employees during 2016. As such, transitional arrangements are in place for 2015 and in some cases into 2016, pending the determination and implementation of detailed initiatives consistent with the Company’s new approach. Therefore, longer-serving members of the senior leadership team will continue to receive compensation in line with the Company’s historic approach, pending their transition to new arrangements.

Compensation Governance

Human Resources Committee

The Human Resources Committee is responsible for assisting the Board in fulfilling its oversight responsibilities relating to the compensation, attraction and retention of key senior management, and it will consist of at least three directors, all of whom must be “independent” directors (within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices, stock exchange rules applicable to service on this committee and the Governance Agreement). See “Directors and Management of the Company—Committees of the Board – Human Resources Committee” for additional information regarding the Human Resources Committee, its mandate, composition and the relevant experience of its members. All of the committee members have gained experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or prior service on the compensation committee of a stock exchange listed company. For additional disclosure regarding the skills and experience that enable the members of the Human Resources Committee to make decisions on the suitability of the Company’s compensation policies and practices, see “Directors and Management of the Company”.

Compensation Consultant

In 2014, Hugessen Consulting Inc. (“Hugessen”), an independent consulting firm that provides advice to boards and compensation committees on executive compensation, was retained to provide advice to the former corporate governance and human resources committee of Hydro One Inc. with respect to the approval of Hydro One Inc.’s performance scorecard for that year and the assessment of the year end scorecard results. In 2015, Hugessen was engaged to assist in the development of the compensation structure for the new Board, to review and make recommendations with respect to the development of a new compensation peer group in anticipation of the leadership changes and this offering, conduct comparative analyses of compensation arrangements, provide advice on the new compensation structures and arrangements for the new Chief Executive Officer and Chief Financial Officer, and more broadly provide advice on the development of the new compensation framework to be considered for introduction in 2016.

Hugessen’s fees incurred to date during 2015 and during 2014 regarding services provided to the Company and Hydro One Inc. are as follows:

Fiscal Year Ended	Executive Compensation-Related Fees	All Other Fees
December 31, 2015(1)	$183,222	$21,639	(2)
December 31, 2014	$33,845	$0

Notes:

(1)	Fees incurred up until July 31, 2015, inclusive of taxes and administration fees.

(2)	Fees incurred for advice regarding director compensation.

Compensation Discussion and Analysis

As noted above, since the appointment of the new Board, Hydro One’s approach to executive compensation has been focussed on recruitment and retention of experienced executive leadership. Initially, with the help of its independent compensation advisor, the Human Resources Committee focussed on developing a market competitive approach to compensation targeting total direct compensation for executives consistent with similarly-positioned executives at comparable publicly-traded companies. Thus far, the Board of Hydro One has successfully recruited Mayo Schmidt as President and Chief Executive Officer and Michael Vels as Chief Financial Officer.

The following section discusses the compensation structure, programs and significant elements of compensation for Mayo Schmidt and Michael Vels and the Company’s approach to executive compensation going forward. This section also references compensation arrangements for the three next most highly compensated executive officers who are continuing to provide services to the Company and its subsidiaries, being: Carmine Marcello, Special Advisor to the Chief Executive Officer and to Chair of the Board; Sandy Struthers, Chief Operating Officer; and Robert Cultraro, Senior Vice President and Chief Investment and Pension Officer. Collectively, these five executive officers are the Company’s Named Executive Officers (“NEOs”).

Approach to Compensation

Hydro One’s compensation strategy is to attract, motivate and retain highly qualified executives with the skills to sustain and develop safe, reliable, and affordable services for the Company’s customers while also aligning the interests of the executives with the Company’s shareholders. The Company’s executive compensation framework is based on the following objectives and principles:

•	Support Business Strategy – support the achievement of Hydro One’s short term and long term corporate objectives, future work and infrastructure program, and be consistent with Hydro One’s vision, mission and core values;

•	Market Competitive – facilitate attraction of new talent and foster retention of existing employees;

•	Performance Focus – reflect a strong pay-for-performance philosophy by delivering a substantial proportion of total compensation using variable pay primarily tied to the Company’s performance with some element of individual performance, and the majority of variable compensation tied to long term performance; and

•	Shareholder Alignment – focus on specific performance objectives that contribute to the enhancement of shareholder value in the long term.

Benchmarking and Pay Positioning for New Chief Executive Officer and New Chief Financial Officer

The Company’s compensation philosophy is to provide total compensation opportunities that are competitive in the context of relevant peer groups for various management levels. For purposes of recruiting Hydro One’s new Chief Executive Officer and Chief Financial Officer, the Company identified a primary reference group consisting of the four largest utilities listed on the TSX plus four other TSX listed companies within the broader energy industry of comparable size and scope of operations to Hydro One. These eight companies are listed in the following table:

Compensation Peer Group

Fortis Inc.	ATCO Inc.

Emera Incorporated	TransAlta Corp.

Pembina Pipeline Corporation	Keyera Corp.

AltaGas Ltd.	Inter Pipeline Ltd.

In selecting this group of peers, the Company considered scoping criteria that are reflective of the size, scale and complexity of the businesses, including revenue, assets, market capitalization and enterprise value. Companies were selected generally based on a range of approximately 0.5x to 2.0x Hydro One’s positioning on specific criteria. Following the closing of this offering, Hydro One is expected to be relatively large by all such metrics, as summarized in the following chart (attributable to the fact that there are few Canadian publicly traded similar businesses).

Notes:

(1)	As at May 1, 2015. “Market Capitalization” is calculated based on the number of common voting shares multiplied by the closing share price and “Total Enterprise Value” is calculated based on Market Capitalization, plus net debt.

(2)	It is expected that the “Market Capitalization” and “Total Enterprise Value” of Hydro One following completion of this offering will be in the upper quartile of its comparator group.

(3)	Last twelve months’ total assets and total revenues are calculated as at June 30, 2015.

(4)	Information in this chart was prepared by Hugessen using data from S&P Capital IQ.

For additional context, the Human Resources Committee also considered a subgroup of members of the S&P/TSX 60 index companies consisting of the 30 members of such index with the lowest market capitalization, as Hydro One was expected to be of comparable size to such companies (the “Smaller Subgroup S&P/TSX60”).

The target total direct pay for 2016 for the new Chief Executive Officer and Chief Financial Officer was set by the new Board, taking a range of factors into account, including the benchmarking results, and the fact that arrangements were agreed upon with each candidate in the context of a thorough executive search process with specific requirements for each role requiring a high level of skill and proven experience with large, complex publicly traded enterprises. Target total direct pay includes base salary, target short term incentive and target long term incentive. The target total direct pay for the Chief Executive Officer for 2016 is positioned close to the average of the four other large utilities (although Hydro One is the largest of them all based on the various metrics noted above), and is in the bottom quartile of the Smaller Subgroup S&P/TSX60. Similarly, the target total direct pay for the Chief Financial Officer is in the bottom quartile of the Smaller Subgroup of S&P/TSX60. The target total direct pay for 2016 for each of these two executive officers is summarized in the table below.

	Base Salary	Target Short Term Incentive	Target Long Term Incentive	Target Total Direct Compensation
Chief Executive Officer	$850,000	$765,000	$2,385,000	$4,000,000
Chief Financial Officer	$500,000	$300,000	$700,000	$1,500,000

Components of Compensation

Overall compensation will include base salary, annual short term incentives, and long term incentives, as well as benefits. Realized compensation will be dependent on achieved Company and individual performance.

The table below describes the proposed components of compensation for the Company’s Chief Executive Officer and Chief Financial Officer for 2016. As described under “– Transitional Arrangements” below, for 2015 the Chief Executive Officer and Chief Financial Officer are entitled to receive a cash payment equal to the sum of their annualized target short term incentive and annualized long term incentive pro rated for the length of their service in 2015. Compensation for 2015 for the other NEOs, by contrast, does not include any long term incentive component and a substantially higher proportion of compensation is fixed.

	Component	Objectives
Fixed	Base Salary

•   Attract and retain talent, as well as provide a predictable and steady income.

•   Annual base salaries are based on job function, individual performance and experience, market competitiveness, and internal equity considerations.

Pension and Benefits

•   NEOs participate in benefit programs (including registered pension plans and supplementary pension plans) and flexible benefits plans available to all employees.

•   Provide market-competitive benefits to attract and retain talent.

Variable	Short Term Incentive

•   Primarily motivate and reward achievement of annual corporate business and financial performance objectives. In addition, a portion of annual incentives are tied to an element of individual performance.

•   Incentive targets are based on market competitiveness, measured with reference to business and industry performance benchmarks set by the Board.

	Long Term Incentive	• Motivate and align executives with long term strategy and shareholders’ interests.

Fixed Compensation

Base Salary

Base salary is provided as a fixed source of compensation for the NEOs in connection with their day-to-day ongoing performance. Initial base salary levels for the NEOs have been determined after review of the competitive compensation practices of peer groups giving consideration to the overall level of pay competitiveness and the performance of the NEO. Adjustments to base salaries will be determined annually and may be increased based on the executive’s success in meeting or exceeding individual objectives and an assessment of the competitiveness of current compensation. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive’s role or responsibilities, as well as to maintain market competitiveness.

Pension and Benefits

The Board has decided to introduce a new, lower cost defined contribution pension plan. The Chief Executive Officer and Chief Financial Officer are entitled to participate in such defined contribution pension plan and supplementary executive retirement plan when they are established in 2016. NEOs other than the Chief Executive Officer and Chief Financial Officer currently participate in Hydro One’s Defined Benefit Pension Plan. The Company has closed participation in Hydro One’s Defined Benefit Pension Plan to externally hired Company management entrants. See “– Existing Pension Arrangements”.

The NEOs participate in benefit programs and in a flexible benefits plan, which is also available to all other management employees. The flexible benefits plan provides various benefits, including life insurance, vacation and health care benefits. Hydro One provides to each executive and management employee certain core benefits, which include basic life insurance, accident insurance, extended health benefits, dental, sick leave and long term disability, pension and basic vacation. However, benefits are not intended to be a significant element of compensation for the NEOs.

Variable Compensation

Short Term Incentives

The Company will adopt for 2016 a short term incentive plan (“Short Term Incentive Plan”) designed to motivate NEOs to achieve the Company’s short term corporate goals, and rewards individual and overall Hydro One performance. See “– Short Term Incentive Plan”.

Incentives will have a high degree of focus on key drivers of shorter term success and will be linked to the annual business planning cycle. Bonus targets will vary by position and will be reviewed periodically to ensure market competitiveness. Performance is intended to be measured based on a combination of both Company and individual performance measures.

Long Term Incentives

The Company’s Long Term Incentive Plan, described below under “– Long Term Incentive Plan”, allows the Board to grant long term incentives to the NEOs, senior executive team, and other management executives consistent with the provisions of the plan. Long term incentives are designed to align executive long term interests with those of the Company’s shareholders. The mix of long term incentive vehicles has not been determined and, accordingly, the Long Term Incentive Plan provides flexibility to award a range of vehicles, including restricted share units (“RSUs”), performance share units (“PSUs”), stock options (“Options”), share appreciation rights, restricted shares, deferred share units and other share-based awards. The mix of vehicles is intended to vary by role to recognize the level of executive accountability for overall business performance, but for the executive officers is intended to include some combination of:

•	Grants of Options to be used in a targeted way, to focus the NEOs and senior executive team on activities aimed at maximizing long term shareholder value;

•	Performance-vesting PSUs to be used to encourage the NEOs, senior executive team and other executives to achieve specific corporate objectives; and

•	Time-vesting RSUs to be used to attract and retain executives and other management employees.

Transitional Arrangements

Hydro One has for several years applied compensation practices that are consistent with the Broader Public Sector Accountability Act, 2010 (Ontario) (the “BPSAA”). The BPSAA imposes compensation restraint measures on the compensation plans of defined designated executives from March 31, 2012 until such time as the Province proclaims that the restraint measures have expired, which cannot be before the fiscal year in which the Province no longer has a deficit. Effective from June 4, 2015, the BPSAA is no longer applicable to Hydro One. In addition, as of June 4, 2015, the Broader Public Sector Executive Compensation Act, 2014 (Ontario) (the “BPSECA”), legislation which would otherwise have applied to Hydro One in the place of the BPSAA, also does not apply to Hydro One. Hydro One’s Chief Executive Officer and Chief Financial Officer were retained after the BPSAA ceased to apply to the Company and their compensation arrangements reflect Hydro One’s new approach to executive compensation.

While the legislative requirements of the BPSAA and BPSECA no longer apply to the Company, the compensation of the other NEOs continues to be governed by Hydro One’s prior arrangements and practices. Compensation for 2015 for the other NEOs also reflects consideration of a different peer group consisting of 30 Canadian-based entities (15 public and 15 private) selected based on criteria such as organizations with revenue of at least $1 billion, reporting in the heavy industrial sector, with a large unionized workforce, a pay-for-performance culture, and many engineering/technologist job positions.

For 2015, the NEOs other than the Chief Executive Officer and Chief Financial Officer have a maximum allowable short term incentive fixed at a percentage of their salary. Also, such NEOs are not entitled to long term incentive compensation as for 2015 Hydro One did not have a long term incentive compensation component in its compensation program.

Certain transitional arrangements are in place in respect of short term incentives and long term incentives for the Chief Executive Officer and the Chief Financial Officer for 2015, as they were both hired in the second half of the current year. Pursuant to the terms of their employment arrangements, the Chief Executive Officer and the Chief Financial Officer are entitled to receive a cash payment equal to their target short term incentive payment pro rated for the length of their service in 2015. No long term incentive payments will be awarded for 2015. However, under their employment agreements, the Chief Executive Officer and the Chief Financial Officer are each entitled to receive a cash payment in lieu of a long term incentive award equal to his annualized target long term incentive award pro rated for his length of service in 2015. Cash received in lieu of a long term incentive award for 2015 will be paid in early 2016. Each of the Chief Executive Officer and the Chief Financial Officer will be required to take the after-tax amount received from such payment in lieu of a long term incentive award to purchase shares on the open market in order to accelerate achievement of share ownership guidelines.

The Company’s intention is that in time all of its executive officers will be compensated in a manner generally consistent with the philosophy and direction reflected in the Company’s arrangements with its Chief Executive Officer and Chief Financial Officer. For 2016, it is anticipated that the Board will set business and industry performance benchmarks for incentive awards, the Company will establish target awards for all executive officers measured with reference to such benchmarks and the Board will grant awards to executive officers under the Long Term Incentive Plan.

Compensation Mix

For the Chief Executive Officer and Chief Financial Officer, target total direct compensation will consist of the elements noted below. Determinations for the other NEOs have not yet been made.

	Chief Executive Officer		Chief Financial Officer
	Target	Percentage total direct compensation	Target	Percentage of total direct compensation
Base Salary	$850,000	21%	$500,000	33%
Short Term Incentive(1)	90% of base salary	19%	60% of base salary	20%
Long Term Incentive(2)	280% of base salary	60%	140% of base salary	47%

Notes:

(1)	Each of the Chief Executive Officer and the Chief Financial Officer may elect to receive up to 100% of his annual incentive bonus as deferred share units.

(2)	In addition to its general discretion with respect to long term incentive awards, the Board has the discretion to vary the actual award level for the long term incentive from 75% to 125% of the target award level based on a range of factors, including individual executive performance and company performance.

Compared to existing compensation arrangements in place for the other NEOs, the compensation mix for the Chief Executive Officer and Chief Financial Officer reflects relatively lower salaries and short term incentives, but a relatively greater proportion of variable “at risk” compensation, in each case as a percentage of total direct compensation awarded.

Compensation Risk Management

Hydro One intends to structure its compensation program to employ the procedures designed to avoid any excessive risks which may result from the implementation of its executive compensation policy and practices. Such procedures are intended to include:

Pay Mix

The variable component of Hydro One’s compensation program (which includes both short term and long term incentives) represents a sufficient percentage of “at-risk” compensation to motivate executives and other employees of the Company to focus on both short term and long term results and performance criteria.

Elements of compensation, together, ensure a balance in the mix of fixed and variable compensation, short term and long term incentives, cash versus equity, and performance-based versus time-based awards.

Capped Payouts	The maximum amount an executive can receive under the Short Term Incentive Plan is intended to be capped at not more than 200% of the target level.

Effective Design of Long Term Incentive Mix

Long term incentives will vest over time, either in instalments or via cliff-vesting.

A balance of time-vesting and performance-vesting long term incentives and varied performance measures mitigate against taking short term risks and aligns management with longer-term shareholder interests.

Hydro One intends to implement a compensation program which provides an appropriate balance of risk and reward consistent with the risk profile of the Company. Hydro One seeks to ensure that its compensation practices do not encourage excessive risk-taking behaviour by the executive team.

All of Hydro One’s directors, officers (including the NEOs) and employees will be subject to the Company’s insider trading policy, which will, among other things, prohibit trading in the securities of the Company while in possession of material undisclosed information concerning the Company. Further, such individuals will be prohibited from undertaking certain types of trades in securities of the Company which can raise particular concerns about potential breaches of applicable securities law or that the interests of the persons making the trade are not aligned with those of the Company.

All grants under the Long Term Incentive Plan will be subject to clawback by the Company in certain circumstances. See “– Long Term Incentive Plan”.

Summary Compensation Table

The following table summarizes the compensation the Company intends to pay its NEOs for the year ending December 31, 2015, Hydro One Limited’s first fiscal year as a public company.

Name and Principal Position	Salary(1) ($)	Equity- Based Awards (Share-based and option- based awards)(2) ($)		Annual Incentive Plans ($)		Pension Value ($)		All Other Compensation(3) ($)		Total Compensation ($)
Mayo Schmidt President and Chief Executive Officer	281,154	787,231	(4)	253,038	(4)	37,956	(5)	Nil		1,359,379

Michael Vels Chief Financial Officer	253,846	355,385	(6)	152,308	(6)	34,269	(5)	Nil		795,808

Carmine Marcello Special Advisor to the Chief Executive Officer and Chair of the Board	525,000	Nil		205,542	(7)	(619,000	)(8)	407,500	(9)	519,042

Sandy Struthers Chief Operating Officer	435,000	Nil		161,333	(7)	(2,000	)(8)	Nil		594,333

Robert Cultraro SVP, Chief Investment and Pension Officer	250,000	Nil		116,667	(7)	54,000	(8)	Nil		420,667

Notes:

(1)	Base salaries presented are amounts expected to be paid for fiscal 2015 (pro rated in the case of the Chief Executive Officer and the Chief Financial Officer to reflect their respective start dates).

(2)	As a percentage of annualized base salary, represents grant date target fair value (and financial statement amounts) of awards under the Long Term Incentive Plan at 280% for Mr. Schmidt and 140% for Mr. Vels. See “– Long Term Incentive Plan”.

(3)	None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over $50,000 or over 10% of their annualized base salary for 2015.

(4)	For 2015 only, in place of his long term incentive, Mr. Schmidt will receive a cash payment in respect of his target long term incentive award of 280% of base salary and a payment in respect of his target short term incentive award of 90% of base salary, in each case pro-rated from his September 3, 2015 start date.

(5)	The 2015 compensatory value is equal to the expected contribution in respect of expected 2015 earnings expected to be remitted to a defined contribution supplementary executive retirement plan established following the closing of this offering. The terms of the defined contribution supplementary executive retirement plan are not currently known. The Company anticipates that the 2015 contribution will be credited to the defined contribution supplementary executive retirement plan during 2016 and it is not expected that this contribution will be increased with interest. Accordingly, no interest has been included in the non-compensatory element of the pension table.

(6)	For 2015 only, in place of his long term incentive, Mr. Vels will receive a cash payment in respect of his target long term incentive award of 140% of base salary and a payment in respect of his target short term incentive award of 60% of base salary, in each case pro-rated from his July 1, 2015 start date.

(7)	Represents the three-year average of the actual percentage of base salary paid on short term incentive, multiplied by the base salary for the respective NEO for 2015. Short term incentive payable to incumbent management executives is capped as a percentage of base salary at 65% for Mr. Marcello, 60% for Mr. Struthers and 60% for Mr. Cultraro. Incumbent management executives have historically received short term incentive awards at below the capped amounts.

(8)	The pension value will include a combination of annual current service cost as well as the past service impact of other compensating amounts. The pension plan provides a benefit, in respect of all years of service, which is based on each plan member’s highest average earnings at the time of his or her termination or retirement. The value of the increase or decrease in the present value of the defined benefit obligation is affected by differences between actual compensation for the year and the earnings increase assumptions for the year, assumed at the end of the prior year. When the actual earnings increase is not in line with the assumed level, it impacts the total defined benefit obligation in respect of past service. If the expected highest average earnings based on the most recent information is lower than the highest average earnings based on the prior year estimate, it results in a decrease in the defined benefit obligation. For certain NEOs, this has resulted in a negative pension value. See “– Existing Pension Arrangements”.

(9)	Mr. Marcello will receive payment on December 31, 2015 for an amount equivalent to 6-months of his base salary plus 50% of his short term incentive payment for 2014 with respect to his provision of continuity services to the Chief Executive Officer and to the Chair of the Board, provided he continues to devote his full time and attention to his responsibilities at Hydro One to such date.

Long Term Incentive Plan (“Long Term Incentive Plan”)

The Board has adopted the Long Term Incentive Plan effective August 31, 2015 and all equity-based awards to be settled in newly-issued shares will be granted under the Long Term Incentive Plan. In the future, the Company may consider adopting other long term incentive plans where awards will be settled in cash or market-purchased shares. The following summary describes the material terms of the Long Term Incentive Plan. This summary of the Long Term Incentive Plan is not a complete description of all provisions of the Long Term Incentive Plan and is qualified in its entirety by reference to the Long Term Incentive Plan.

Administration

The Long Term Incentive Plan is administered by the Human Resources Committee. The Human Resources Committee has the authority to, among other things, determine eligibility for awards to be granted, determine, modify or waive the type or types of, form of settlement (whether in cash, common shares or other property) of, and terms and conditions of awards, to accelerate the vesting or exercisability of awards, to adopt rules, guidelines and practices governing the operation of the Long Term Incentive Plan as the Human Resources Committee deems advisable, to interpret the terms and provisions of the Long Term Incentive Plan and any award agreement, and to otherwise do all things necessary or appropriate to carry out the purposes of the Long Term Incentive Plan. The Human Resources Committee’s decisions with respect to the Long Term Incentive Plan and any award under the Long Term Incentive Plan are binding upon all persons.

Eligibility

Hydro One’s key employees who, in the opinion of the Human Resources Committee, have the capacity to contribute to the Company’s and the Company’s affiliates’ success are eligible to participate in the Long Term Incentive Plan. Non-employee directors on the Board are not entitled to receive awards under the Plan.

Authorized Shares

Subject to adjustment, as described below, the maximum number of common shares that are available for issuance under the Long Term Incentive Plan is     ●     common shares, representing 2% of the common shares issued and outstanding on the completion of this offering. The maximum number of common shares which may be issued as RSUs, PSUs or deferred share units (“DSUs”) is     ●     common shares, representing 0.8% of the common shares issued and outstanding on the completion of this offering.

Common shares subject to an award that, for any reason expires without having been exercised, is cancelled, forfeited or terminated or otherwise is settled without the issuance of shares, will again be available for grant under the Long Term Incentive Plan. The grant of a tandem award of an Option and a share appreciation right (“SAR”) will reduce the number of common shares available for awards under the Long Term Incentive Plan by the number of common shares subject to the related Option (and not as to both awards). To the extent consistent with applicable legal requirements (including applicable stock exchange requirements), common shares issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the Long Term Incentive Plan.

Types of Awards

The Long Term Incentive Plan provides for awards of Options, SARs, RSUs, PSUs, restricted shares, DSUs, and other share-based awards. Eligibility for Options is limited to the Company’s employees. Dividend equivalents may also be provided in connection with an award under the Long Term Incentive Plan.

•	Options and SARs. The exercise price of a stock option, and the base price against which a SAR is to be measured, may not be less than the fair market value of the common shares on the date of grant. The Human Resources Committee will determine the time or times at which Options or SARs become exercisable and the terms upon which such awards remain exercisable. The maximum term of Options and SARs is ten years. However, if an award is scheduled to expire during, or within five business days after, a period imposed by Hydro One Limited restricting employees from engaging in any open-market sales of the common shares, then the award shall expire ten business days after such restricted trading period is lifted by Hydro One Limited.

A SAR that is granted in tandem with a stock option will become vested and exercisable on the same date or dates as the related stock option and may only be exercised upon the surrender of the right to exercise the related option for an equivalent number of common shares.

•	RSUs. An RSU award is an award that entitles the participant to receive common shares in the future. The delivery of common shares under an RSU award may be subject to the satisfaction of performance conditions or other vesting conditions.

•	PSUs. A performance share unit is an award that entitles the participant to receive common shares in the future, but the vesting, settlement or exercisability of which is subject to specified performance criteria.

•	Restricted shares. A restricted share award is an award of common shares subject to forfeiture restrictions.

•	DSUs. A DSU is an award that entitles the participant to receive common shares following termination of employment or service with the Company. DSUs may be subject to performance conditions or other vesting conditions.

•	Other awards. Other awards are awards that are convertible into or otherwise based on the common shares.

Performance Awards

The Long Term Incentive Plan provides for the grant of PSUs and allows awards to be made based upon, and subject to achieving, performance objectives. Performance objectives may relate to any, or any combination, of the following: shareholder return; net income or earnings measures, whether or not on an adjusted basis; return on equity; one or more operating ratios; share price; cash flow measures, whether or not on an adjusted basis; expenses; capital expenditures; working capital levels; borrowing levels, leverage ratios or credit rating measures; workplace safety goals; workforce satisfaction and diversity goals; employee retention; completion of key projects; implementation and achievement of synergy targets; joint ventures and strategic alliances; customer satisfaction measures; acquisitions and divestitures; and financings (issuance of debt or equity). When establishing performance objectives, the Human Resources Committee may exclude any or all “extraordinary items” as determined under applicable accounting standards. The foregoing list is for illustration only and is not exclusive.

Performance objectives may be measured either in absolute terms or relative to the performance of one or more similarly situated companies or a published index covering the performance of a number of companies and determined either on a consolidated basis or, as the context permits, with respect to one or more business units, divisions, subsidiaries, products, projects or geographic locations, or on combinations thereof.

The Human Resources Committee may provide that performance objectives will be adjusted in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective.

Limits on Grants of Awards

The maximum aggregate number of common shares issuable to insiders of Hydro One at any time and the maximum aggregate number of common shares issued to an insider of Hydro One within any one year period under the Long Term Incentive Plan, and any other Hydro One security based compensation arrangements involving the newly-issued common shares, is 10% of the issued and outstanding common shares.

Vesting; Termination of Employment or Service

The Human Resources Committee has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award. The Human Resources Committee will determine the effect of termination of employment or service on an award. Unless otherwise provided by the Human Resources Committee, upon a termination of a participant’s employment or service under the following circumstances, the following treatment will apply:

•

Death and Disability. A portion of the next instalment of any awards due to vest shall immediately vest, such portion to equal to the number of awards next due to vest multiplied by a fraction the numerator of which is the number of days elapsed since the date of vesting of the last instalment of the awards (or if none have vested, the date of grant) to the date of death or disability and the denominator of which is the number of days between the date of vesting (or date of grant) and the date of vesting of the next instalment. Any associated performance targets will be deemed to have been met at the target performance level. Awards that have vested but are subject to exercise will remain exercisable until the earlier of 90 days after the participant’s death, disability, or the award’s normal expiration date.

•	Retirement. All unvested awards shall continue to vest and be settled and exercised in accordance with their terms. A “Retirement” means a termination of employment where (a) in the case of the Chief Executive Officer and the Chief Executive Officer’s direct reports, the retirement has been approved by the Board and the participant complies with such conditions as the Board may require, and in the case of other participants participating in the Hydro One Defined Benefit Pension Plan, the participant qualifies for retirement according to Plan rules and takes an immediate pension without obtaining access to the commuted value, and in the case of other participants participating in the new Hydro One defined contribution pension plan, the participant has reached age 65 with a minimum of 5 years of service or such lesser age and/or service thresholds as Hydro One may determine; (b) the participant has given formal notice of their intention to retire six months in advance or such lesser period as the Human Resources Committee may approve; (c) no cash severance payment or retirement allowance or equivalent is paid; and (d) the participant has complied with such transitional activities as may be reasonably required by Hydro One until the date the participant has ceased active employment.

•	Resignation by Participant (other than pursuant to a Retirement). All unvested awards will be forfeited. Awards subject to exercise will remain exercisable until the earlier of 90 days after the participant’s termination of employment or the award’s normal expiration date.

•	Termination by the Company for cause. All awards, whether vested or unvested, will be forfeited and cancelled.

•	Termination by the Company other than for cause. Awards other than Options and SARs will be forfeited. Options and SARs, to the extent vested, will remain exercisable until the earlier of 90 days after the participant’s termination of service or the award’s normal expiration date.

•	Termination by the Company other than for cause within 12 months following a change in control. To the extent granted prior to the time of the change in control and then outstanding, all time-based awards will vest and be exercised or settled in accordance with their terms.

Non-Transferability of Awards

Awards under the Long Term Incentive Plan may not be sold, assigned, transferred, pledged or otherwise encumbered other than by the laws of succession or descent and distribution or, in the case of awards other than Options, to a permitted assign (within the meaning of the National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators).

Recovery of Compensation

The Human Resources Committee may provide that an award may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Company or as otherwise required by law or applicable stock exchange listing standards.

Change in Control

Subject to certain exceptions, in the event of a transaction pursuant to which a person or group (other than Hydro One Limited or a subsidiary of Hydro One Limited or the Province of Ontario) acquires direct or indirect beneficial ownership of, or acquires the right to exercise control or direction over, more than 50% of the outstanding voting securities of Hydro One Limited, including as a result of a take-over bid, an exchange of securities, an amalgamation, an arrangement, a capital reorganization or any other business combination or reorganization; the sale of all or substantially all of the assets of Hydro One Limited, other than to a wholly-owned subsidiary of Hydro One Limited; certain instances involving the dissolution or liquidation of Hydro One Limited; the acquisition of Hydro One in certain situations via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise; or as the Board may determine, the Human Resources Committee may provide for the conversion or exchange of outstanding awards for new awards or other securities of substantially equivalent value (or greater value) in any entity participating in or resulting from the change in control, or, if no equivalent awards are available, for the accelerated vesting or delivery of shares under awards, or for a cash-out of outstanding awards. The ownership of common shares of Hydro One Limited by the Province, together with the 10% ownership restriction referred to in “Governance and Relationship with Principal Shareholders”, makes it less likely that such a change of control would occur.

Certain Adjustments

In the event of an extraordinary dividend, share dividend, share split or share combination (including a reverse stock split) or any recapitalization, business combination, merger, consolidation, spin-off, exchange of shares, liquidation or dissolution of Hydro One Limited or other similar transaction affecting the common shares, the Human Resources Committee will make adjustments as it determines in its sole discretion to the number of shares available for issuance under the Long Term Incentive Plan and/or the terms of any award, and the maximum number of shares that may be issued. The Human Resources Committee may also make adjustments of the type described in the preceding sentence to take into account distributions and events other than those listed above if it determines that adjustments are appropriate to avoid distortion in the operation of the Long Term Incentive Plan.

Amendment; Termination

The Human Resources Committee may amend the Long Term Incentive Plan or outstanding awards, or terminate the Long Term Incentive Plan as to future grants of awards, except that the Human Resources Committee will not be able to alter the terms of an award if it would affect materially and adversely a participant’s rights under the award without the participant’s consent (unless expressly provided in the Long Term Incentive Plan or the right to alter the terms of an award was expressly reserved by the Human Resources Committee at the time the award was granted). Shareholder approval will be required for any amendment to the Long Term Incentive Plan that increases the number of common shares available for issuance under the Long Term Incentive Plan or the individual award limitations specified in the Long Term Incentive Plan (except with respect to certain adjustments described above), permits non-employee directors to receive awards under the Long Term Incentive Plan, allows Options to be issued with an exercise price below fair market value on the date of grant, extends the term of any award granted under the Long Term Incentive Plan beyond its original expiration date or permits an award to be exercisable beyond 10 years from its grant date (except where an expiration date would have fallen within a blackout period of Hydro One Limited), permits awards to be transferred other than for normal estate settlement purposes, or deletes or reduces the range of amendments which require approval of the holders of voting shares of Hydro One Limited.

Short Term Incentive Plan

The Board will adopt a Short Term Incentive Plan for 2016 and future years. Cash award opportunities for executive officers, including the NEOs, and other management employees will be granted under the Short Term Incentive Plan. This summary is not a complete description of all provisions of the Short Term Incentive Plan and is qualified in its entirety by reference to the Short Term Incentive Plan.

For 2015, the short term incentive entitlement of NEOs other than the Chief Executive Officer and Chief Financial Officer will be determined in accordance with Hydro One’s existing short term incentive plan. On a transitional basis, the Chief Executive Officer and Chief Financial Officer will receive a fixed amount in lieu of short term incentive equal to a pro rated portion of their respective annual target short term incentive opportunity.

Administration

The Short Term Incentive Plan will be administered by the Human Resources Committee. The Human Resources Committee has authority to interpret the Short Term Incentive Plan and awards granted under it, to determine eligibility for awards and to do all things necessary to administer the Short Term Incentive Plan. Any interpretation or decision by the Human Resources Committee will be final and conclusive on all participants.

Short Term Incentive Plan Participation

Executive officers and other management employees of the Company will be selected from time to time by the Human Resources Committee to participate in the Short Term Incentive Plan.

Awards

With respect to each award granted under the Short Term Incentive Plan, the Human Resources Committee will establish the performance criteria applicable to the award and the period over which performance will be measured, the amount or amounts payable if the performance criteria are achieved, and such other terms and conditions as the Human Resources Committee deems appropriate.

Performance Criteria

Awards under the Short Term Incentive Plan will be made based on, and subject to achieving, performance criteria established by the Human Resources Committee, which may be applied to a participant or participants on an individual basis, to a business unit or division, or to the Company as a whole.

Payment under an Award

A participant will be entitled to payment under an award only if all conditions of payment have been satisfied in accordance with the Short Term Incentive Plan and the terms of the award. The Human Resources Committee will determine the payment date or dates for awards under the Short Term Incentive Plan, which will generally be no later than mid-March of the calendar year following the year in which the relevant performance period ended. Following the close of the performance period, the Human Resources Committee will determine whether and to what extent the applicable performance criteria have been satisfied. The Human Resources Committee will then determine the actual payment, if any, under each award. The Human Resources Committee has the sole and absolute discretion to reduce the actual payment to be made under any award. A participant may defer payment of an award subject to the requirements of applicable law.

Recovery of Compensation

Awards under the Short Term Incentive Plan will be subject to forfeiture, termination and rescission, and a participant who receives a payment pursuant to the Short Term Incentive Plan may be obligated to return such payment to the Company, in accordance with the terms of any clawback, recoupment or similar policy adopted by the Company, or as otherwise required by law or applicable stock exchange listing standards.

Amendment

The Human Resources Committee may amend the Short Term Incentive Plan at any time.

Pension Plan Benefits

New Pension Arrangements

The Company intends to establish a defined contribution registered pension plan for employees in respect of services provided. The Company will match the contributions of participating employees to the defined contribution pension plan on the basis and to the extent of the percentages specified in the plan. The Chief Executive Officer and Chief Financial Officer will participate in the defined contribution pension plan and supplementary executive retirement plan when they are established in 2016.

The Company expects to make a contribution to Mr. Schmidt’s and Mr. Vels’ pension arrangements in respect of 2015, once these are established following closing of this offering. In each case, the contribution will be based on 9% of his base salary plus short term incentive (up to a maximum of 50% of base salary) pro rated for the period since his date of hire. The terms of the defined contribution supplementary executive retirement plan are not currently known. The Company anticipates that the 2015 contribution will be credited to the defined contribution supplementary executive retirement plan during 2016 and it is not expected that this contribution will be increased with interest.

Existing Pension Arrangements

The Company established a defined benefit registered pension plan (the “Hydro One Defined Benefit Pension Plan”) on December 31, 1999. Hydro One Inc. manages and invests the assets and liabilities of the pension fund as plan sponsor and administrator of the plan.

The current NEOs (other than the Chief Executive Officer and Chief Financial Officer) participate in the Hydro One Defined Benefit Pension Plan. The benefits for these individuals are calculated in a manner consistent with all other Hydro One employees, as described below. The Company has closed participation in the Hydro One Defined Benefit Pension Plan to externally hired Company management entrants. It is intended that new externally hired executive officers of the Company will participate in the Company’s defined contribution pension plan.

For each year of credited service under the Hydro One Defined Benefit Pension Plan, to a maximum of 35 years, the benefit provided for each of the employees who participate in the plan is equal to 2% of the member’s average base annual earnings during the 36 consecutive months (60 consecutive months for management employees hired on or after January 1, 2004) when his or her base annual earnings were highest. Base annual earnings consist of the member’s salary and 50% of his or her short term incentive.

The approximate projected credited years of service that each applicable NEO will have if he or she works until the age of 65 is as follows: Carmine Marcello – 35 years, Sandy Struthers – 24 years and Robert Cultraro – 28.2 years. This pension is reduced by 0.625% of the member’s average base annual earnings up to the average year’s maximum pensionable earnings during the 36 consecutive months (60 consecutive months for management employees hired after January 1, 2004) when his or her base earnings were highest. The reduction is intended to offset Canada Pension Plan benefits.

The plan terms also include a bridge pension which is payable from the date of retirement to age 65 for all members except for management employees hired on or after January 1, 2004. The Hydro One Defined Benefit Pension Plan provides for early retirement with an unreduced pension at the earlier of age 65 and the attainment of years of age plus continuous employment totalling 82 or more (years of age plus credited service totalling 85 for management employees hired on or after January 1, 2004). A plan member who is not eligible for an unreduced pension can retire with a reduced pension any time after attaining age 55.

Pension benefits payable to pensioners, beneficiaries and terminated employees with deferred pensions are increased annually, effective January 1 of each year equal to 100% of the increase in the Ontario consumer price index for the 12 month period ending in June of the previous year (75% for management employees hired on or after January 1, 2004). The normal form of pension for a member who does not have a spouse at retirement is a pension payable for life and guaranteed for five years, payable to an estate if not paid to the retiree. The normal form of pension for a member who has a spouse at retirement is a pension payable for the life of the member, and continuing after the member’s death to his or her spouse at the rate of 66 2/3% of the amount the member was receiving.

The following table summarizes the following projected information for the NEOs intended to be participating in the Company’s defined benefit pension plan arrangements as at December 31, 2015:

Named Executive Officer	Number of years credited service(1)	Annual benefits payable(2) ($)		Opening present value of defined benefit obligation(3) ($)	Compensatory Change(4) ($)		Non- Compensatory Change(7) ($)	Closing present value of defined benefit obligation(8) ($)
		At Dec 31/15	At age 65		Service Cost(5)	Other(6)
Carmine Marcello	28.1	344,000	428,000	8,595,000	299,000	(918,000)	375,000	8,351,000
Special Advisor to the Chief Executive Officer and Chair of the Board

Sandy Struthers	15.9	145,000	219,000	2,968,000	181,000	(183,000)	145,000	3,111,000
Chief Operating Officer

Robert Cultraro	9.8	55,000	158,000	886,000	83,000	(29,000)	58,000	998,000
SVP, Chief Investment and Pension Officer

Notes:

(1)	As at December 31, 2015.

(2)	For service up to December 31, 2015 and up to the normal retirement age of 65.

(3)	The opening present value of the defined benefit obligation is the value of the projected pension earned for service as of December 31, 2014. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2014 as disclosed in the notes to Hydro One Inc.’s 2014 consolidated financial statements, based on the actual earnings for 2014 and adjusted to reflect expected increases in pensionable earnings.

(4)	Reconciliation of the present value of the defined benefit obligation from December 31, 2014 to December 31, 2015. The present value of the defined benefit obligations reflects the impact of the annual bonus earned in the year even though it is paid in the following year.

(5)	Value of the projected pension earned for service in the current fiscal year (reduced by the NEO’s own contributions).

(6)	Value of the increase or decrease in the present value of the defined benefit obligation that relates to service prior to the current fiscal year is due to the differences between actual compensation for the year and the earnings increase assumptions for the year, assumed at the end of the prior year. When the actual earnings increase is not in line with the assumed level, it impacts the total defined benefit obligation in respect of past service. If the expected highest average earnings based on the most recent information is lower than the highest average earnings based on the prior year estimate, it results in a decrease in the defined benefit obligation.

(7)	Value includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions, the NEO’s own contributions and any other experienced gains and losses.

(8)	The closing present value of the defined benefit obligation is the value of the projected pension earned for service to December 31, 2015. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2014 as disclosed in the notes to the 2014 consolidated financial statements, based on the actual earnings for 2014 and adjusted to reflect expected increases in pensionable earnings.

The amounts above make no allowance for the different tax treatment of the portion of pension not paid from the registered or qualified pension plans. All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time.

The method and assumptions used to determine estimated amounts will not be identical to the method and assumptions used by other issuers and, as a result, the figures may not be directly comparable to other issuers.

Supplementary Pension Plan Benefits

Like benefits paid under registered pension plans of other Canadian companies, benefits payable under the Hydro One Defined Benefit Pension Plan and its planned new defined contribution registered pension plan will be restricted by the Tax Act. For example, in 2014, this limit on benefits would have affected members whose average annual earnings exceed approximately $155,000. Participants whose pensions would otherwise be restricted by the Tax Act participate in an unregistered supplementary pension plan that provides benefits equal to the difference between the Tax Act maximum pension benefits and the benefits determined in accordance with the formula set out in Hydro One’s registered pension plan. The supplementary pension plan is unfunded and the additional retirement income is paid from general revenues. Hydro One’s obligations to participants under the supplementary pension plan are secured by a letter of credit.

Effective December 31, 1999, the Company established the Hydro One Inc. Supplementary Pension Plan to provide supplementary pension benefits. On October 30, 2001, this plan was amended to require the establishment of a trust for the purpose of creating security for payment of the supplementary pension benefits provided for therein. This trust was constituted as a retirement compensation arrangement under the provisions of the Tax Act, and security was issued in the form of a letter of credit.

Termination and Change of Control Benefits

Each of the NEOs is a party to an employment agreement with Hydro One governing the terms of their employment. None of the NEOs have any rights or receive benefits that will be triggered on the closing of this offering.

Under their employment agreements, on termination of employment without cause each of Mr. Schmidt and Mr. Vels will be entitled to 24 months’ pay in lieu of notice of termination, consisting of base salary and an amount in respect of short term incentive. For each of Messrs. Schmidt and Vels, the amount in respect of short term incentive will reflect the lower of his actual average annual bonus for the three prior years and his target bonus for the year in which termination occurs. Their awards under the Long Term Incentive Plan continue to vest for 90 days following termination. They will also be permitted to receive group health and welfare benefits for the lesser of 24 months or when alternative coverage has been secured. Payment of such amounts are conditional upon delivery of a full and final release document to the Company and compliance with post-employment covenants respecting non-competition, non-solicitation and non-disparagement and the maintaining the confidentiality of Hydro One’s confidential information. For further details respecting the treatment of awards granted under the Long Term Incentive Plan in the event of termination without cause, see “– Long Term Incentive Plan”.

Neither Mr. Schmidt nor Mr. Vels is entitled to receive any payment in the event of termination for cause or voluntary resignation. In the event either of them retires after giving six months prior notice with the approval of the Board, complies with such conditions as the Board may require in connection with its approval and as may be reasonably required to facilitate transitional matters and is paid no cash severance payment or retirement allowance or equivalent, then his long term incentive awards will continue to vest and be paid in accordance with their terms.

In the event that within 24 months following a change in control of the Company the employment of Mr. Schmidt or Mr. Vels is terminated by the Company without cause or by the executive with good reason, he will be entitled to the same benefits as on a termination without cause except that the provisions respecting unvested long term incentive awards will only apply to long term incentive awards which were rolled over on the change in control or were granted subsequently. “Change in control” has the meaning given in the Long Term Incentive Plan. As a result of limitations on the ownership of the Company’s shares under the Electricity Act, there would have to be an amendment to such statute for a change in control to occur. “Good reason” means a material change in title, responsibilities or authority or a material reduction in salary or in short term and long term incentive opportunity.

With respect to the other NEOs, if their employment is terminated by Hydro One without cause, the following will apply: Mr. Marcello and Mr. Struthers are entitled to receive an amount equal to his base salary at the date of termination in equal monthly instalments for a period of 24 months and to receive benefits over the same period (including Short Term Incentive Plan payments equal to the average of the three previous Short Term Incentive Plan payments, payable in monthly instalments). Each of Mr. Marcello and Mr. Struthers would continue to earn credited service under the Hydro One Defined Benefit Pension Plan during such 24-month period. Continuation of benefits will also continue until expiry of the severance period, except for disability insurance and accrual of vacation. Regarding Mr. Cultraro, if his employment were terminated by Hydro One without cause, he is entitled to a lump sum payment equivalent to 12 months of base salary and to no other entitlements.

Upon retirement, NEOs other than the Chief Executive Officer and Chief Financial Officer are entitled to group health and welfare benefits identical to the retirement benefits provided to other management employees. No benefits are provided in the event of a termination of employment for any other reason in such NEOs’ employment contracts.

The table below shows the incremental payments that would be made to the Company’s NEOs upon the occurrence of certain events, if such events were to occur immediately following the completion of this offering.

Name	Event	Severance(1)
Mayo Schmidt President and Chief Executive Officer	Termination without Cause	$3,230,000

Michael Vels Chief Financial Officer	Termination without Cause	$1,600,000

Carmine Marcello Special Advisor to the Chief Executive Officer and Chair of the Board	Termination without Cause	$1,461,083

Sandy Struthers Chief Operating Officer	Termination without Cause	$1,192,667

Robert Cultraro SVP, Chief Investment and Pension Officer	Termination without Cause	$250,000

Notes:

(1)	In the case of the Chief Executive Officer and Chief Financial Officer, severance payments are calculated based on the annualized salary and target short term incentive for fiscal 2015. For other NEOs, severance reflects their entitlements based on their current base salary and average short term incentive plan payments over the prior three years. The calculation of severance payments does not include any amounts payable with respect to the Long Term Incentive Plan as previously referenced.

Executive Officer Share Ownership Guidelines and Anti-Hedging Policy

Hydro One strongly supports share ownership by its Chief Executive Officer and senior executive team and, accordingly, has introduced minimum share ownership guidelines. The Chief Executive Officer and senior executive team can meet share ownership requirements through direct or beneficial ownership of the Company’s common shares, including RSUs subject to time-vesting only granted under the Company’s Long Term Incentive Plan. Individuals have until the later of five years from: (a) the closing date of this offering; and (b) the date they first became subject to these requirements in order to satisfy the share ownership requirements. Employees who were subject to these requirements and are promoted or appointed into a position that is subject to a higher share ownership requirement have three years from the date of their promotion or appointment to meet the higher minimum requirement.

The ownership requirements as a multiple of annual base salary are set forth in the table below:

Position	Multiple of Base Salary
Chief Executive Officer	5x
Chief Financial Officer and other direct reports to the Chief Executive Officer	3x
Other Senior Executive Officers	1x

Executives are prohibited from purchasing financial instruments that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of the Company granted as compensation or held, directly or indirectly, by such individuals. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging of or granting of any other security interest in equity securities of the Company as security for any loan where recourse is limited to the pledged security.

DIRECTORS’ COMPENSATION

Director Compensation

The by-laws of the Company provide that directors may receive such remuneration for their services as the Board may determine, together with reimbursement for all expenses incurred in fulfilment of their duties, including travel expenses.

Directors will receive 50% of their annual director retainer as an equity component in the form of common shares or director deferred share units (“Director DSUs”). Following completion of this offering, Hydro One will adopt a non-employee director deferred share unit plan providing for awards of Director DSUs to Hydro One directors other than the Chief Executive Officer. A Director DSU is an award that entitles the participant to receive following termination of service with Hydro One and its subsidiaries an amount equivalent to the value of a common share at settlement. Director DSUs vest immediately and accrue dividend equivalents when dividends are paid on the common shares. Directors may also elect to receive 100% of their compensation in DSUs. Pending the adoption of the non-employee director deferred share unit plan, the full amount of the director retainer payable shall be paid in cash.

The chart below outlines Hydro One’s director compensation program.

	Cash Component	Equity Component	Total
Chair of the Board	$130,000	$130,000	$260,000
All Other Directors	$80,000	$80,000	$160,000
Committee Chair Retainers	$20,000	—	$20,000
Board / Committee Meeting Attendance	No Meeting Fees

Directors also receive a reasonable per meeting allowance for travel time to attend meetings in accordance with the Company’s approved policy. No additional compensation will be paid to the directors to prepare for Board or committee meetings.

Director Share Ownership Guidelines

Directors who are not also executive officers of Hydro One are subject to share ownership guidelines of 3x their total Board retainer (calculated including the equity portion), valued at the original grant value or acquisition cost, to be achieved within six years of the closing of this offering or the date of appointment to the Board. Directors can meet share ownership requirements through direct or beneficial ownership of Company common shares and Director DSUs.

SHARE GRANT PLANS

Hydro One Limited intends to establish an employee share grant plan for the benefit of certain members of the Power Workers’ Union (the “PWU Share Grant Plan”) and an employee share grant plan for the benefit of certain members of The Society of Energy Professionals (the “Society Share Grant Plan”).

Under the PWU Share Grant Plan, employees of Hydro One who are members of the Power Workers’ Union and who have been contributing to the Hydro One Defined Benefit Pension Plan as of April 1, 2015 will be eligible to receive common shares effective April 1 of each year (each, a “Grant Date”) beginning April 1, 2017 up until the earlier of April 1, 2028 and the earlier of the date such eligible employee has more than 35 years of pensionable service under the Hydro One Defined Benefit Pension Plan and the date on which the eligible employee must, due to age, cease contributing to such plan under the current provisions of the Tax Act. The number of common shares granted to each eligible employee on each Grant Date will be equal to 2.7% of such eligible employee’s salary as at April 1, 2015, divided by the offering price of the common shares being distributed under this prospectus. The aggregate number of common shares issuable under the PWU Share Grant Plan shall not exceed     ●     common shares.

Under the Society Share Grant Plan, employees of Hydro One who are members of The Society of Energy Professionals and who have been contributing to the Hydro One Defined Benefit Pension Plan as of September 1, 2015 will be eligible to receive common shares effective April 1 of each year, beginning April 1, 2018 up until the earlier of April 1, 2029 and the earlier of the date such eligible employee has more than 35 years of pensionable service under the Hydro One Defined Benefit Pension Plan and the date on which the eligible employee must, due to age, cease contributing to such plan under the current provisions of the Tax Act. The number of common shares granted to each eligible employee on each Grant Date will be equal to 2.0% of such eligible employee’s salary as at September 1, 2015, divided by the offering price of the common shares being distributed under this prospectus. The aggregate number of common shares issuable under the Society Share Grant Plan shall not exceed     ●     common shares.

The PWU Share Grant Plan and the Society Share Grant Plan are each expected to include customary anti-dilution provisions providing that the number of shares to which an employee is entitled shall be adjusted in the event that the common shares of Hydro One Limited are split, consolidated or reclassified, or in the event that there is a declaration of a special dividend or a dividend payable in common shares (other than a share dividend paid in lieu of ordinary cash dividends) or in the event of a merger or reorganization of Hydro One Limited in order to prevent dilution or enlargement of the share grants under the plan. Both plans will also include customary tax or other withholding provisions.

The Board may amend the PWU Share Grant Plan and the Society Share Grant Plan from time to time, without shareholder approval, provided however that shareholder approval will be required for the following amendments: (i) an increase in the number of common shares reserved for issuance under each plan; (ii) an amendment to the definition of “Eligible Employee” under each plan that would permit the inclusion and participation by non-employee directors; (iii) an amendment that permits equity based awards other than grants of common shares to be made under each plan; and (iv) an amendment to the provisions of the plan respecting matters requiring shareholder approval, other than the addition of matters to be subject to shareholder approval. Amendments to each of the PWU Share Grant Plan and the Society Share Grant Plan may not prejudice the right of any eligible employees to be granted common shares under such plan without the consent of the eligible employee.

PLAN OF DISTRIBUTION

Pursuant to the underwriting agreement dated     ●    , 2015 between Hydro One Limited, Hydro One Inc., the Selling Shareholder and the Underwriters (the “Underwriting Agreement”), the Selling Shareholder has agreed to sell and the Underwriters have agreed to severally purchase, as principals, on the Closing Date, subject to the terms and conditions of the Underwriting Agreement,     ●     common shares from the Selling Shareholder, at a price of $    ●     per share, for aggregate gross proceeds of $    ●     payable in cash to the Selling Shareholder against delivery of the common shares. The offering price of Hydro One Limited’s common shares has been determined by negotiation between the Province and the Underwriters.

This offering is being made in each of the provinces and territories of Canada. Hydro One Limited’s common shares will be offered in each of the provinces and territories of Canada through those Underwriters or their affiliates who are registered to offer the shares for sale in such provinces and territories and such other registered dealers as may be designated by the Underwriters. Subject to applicable law and the provisions of the Underwriting Agreement, the Underwriters may offer Hydro One Limited’s common shares outside of Canada.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint nor joint and several), are subject to certain closing conditions and will contain termination provisions customary in underwriting agreements for similar initial public offerings, including “material change out”, “disaster out”, “proceedings to restrict distribution out” and “market out” clauses. The Underwriters are, however, obligated to take up and pay for all of the common shares if any common shares are purchased under the Underwriting Agreement. The Province has agreed to pay the Underwriters’ Fee, which will be $    ●     for each common share sold to institutional investors and $    ●     for each common share sold to other investors. The Underwriters are entitled under the Underwriting Agreement to customary indemnification against certain liabilities and expenses, including certain liabilities and related expenses under applicable securities legislation in connection with this offering.

There is currently no market through which Hydro One Limited’s common shares may be sold, and purchasers may not be able to resell common shares purchased under this prospectus. This may affect the pricing of the common shares in the secondary market, the transparency and availability of trading prices, the liquidity of the common shares, and the extent of issuer regulation. Closing of this offering is conditional on the common shares being approved for listing on the TSX.

Hydro One Limited’s common shares offered under this prospectus have not been, and will not be, registered under the 1933 Act or any U.S. state securities laws, and may not be offered or sold within the U.S. absent registration or an exemption from the registration requirements of the 1933 Act, and applicable U.S. state securities laws. Accordingly, except to the extent permitted by the Underwriting Agreement, the common shares may not be offered or sold within the U.S. Each Underwriter has agreed that it will not offer or sell common shares within the U.S., except in transactions exempt from the registration requirements of the 1933 Act and applicable U.S. state securities laws. The Underwriting Agreement provides that the Underwriters may re-offer and re-sell the common shares that they have acquired pursuant to the Underwriting Agreement to qualified institutional buyers in the U.S. in accordance with Rule 144A under the 1933 Act. The Underwriting Agreement also provides that the Underwriters may offer and sell the common shares outside the U.S. in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of Hydro One Limited’s common shares within the U.S. by any dealer (whether or not participating in this offering) may violate the registration requirements of the 1933 Act, unless such offer is made pursuant to an exemption from registration under the 1933 Act.

RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc. and Desjardins Securities Inc. are subsidiaries or affiliates of lenders that have made the Liquidity Facility available to Hydro One Inc., which will become a subsidiary of Hydro One Limited prior to the closing of this offering. Hydro One will not receive any proceeds from the sale of the common shares by the Province. As such, none of the proceeds of this offering will be applied, directly or indirectly, by Hydro One to repay any indebtedness under the Liquidity Facility. As of the date of this prospectus, there was no outstanding indebtedness under the Liquidity Facility. In addition, RBC Dominion Securities Inc., and Scotia Capital Inc. are subsidiaries or affiliates of lenders that are anticipated to make the Operating Credit Facility available to Hydro One Limited and the New Term Facility available to Hydro One Inc. See “Pre-Closing Transactions”. Although Hydro One Limited is not offering common shares pursuant to this offering, it may be considered a connected issuer of the Underwriters who are affiliates of such lenders for purposes of securities laws in Canada.

Price Stabilization, Short Positions and Passive Market Making

In connection with this offering, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of Hydro One Limited’s common shares at levels other than those which otherwise might prevail on the open market, including:

•	stabilizing transactions,

•	short sales,

•	purchases to cover positions created by short sales,

•	imposition of penalty bids, and

•	syndicate covering transaction.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of Hydro One Limited’s common shares while this offering is in progress. These transactions may also include making short sales of the common shares, which involve the sale by the Underwriters of a greater number of common shares than they are required to purchase in this offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing common shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of common shares available for purchase in the open market compared with the price at which they may purchase common shares through the Over-Allotment Option.

The Underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect prospective purchasers who purchase in this offering.

Any naked short position would form part of the Underwriters’ over-allocation position and a prospective purchaser who acquires common shares forming part of the Underwriters’ over-allocation position acquires such common shares under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In addition, in accordance with policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces (“UMIR”), the Underwriters may not, at any time during the period of distribution, bid for or purchase common shares. The foregoing restriction is, however, subject to certain exceptions as permitted by such policy statements and UMIR. These exceptions include a bid or purchase permitted under the provisions of such policy statements and the UMIR relating to market stabilization and market balancing activities and a bid or purchase on behalf of a customer where the order was not solicited.

As a result of these activities, the price of Hydro One Limited’s common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on any stock exchange on which the common shares are listed, in the over-the-counter market, or otherwise.

The Selling Shareholder has granted to the Underwriters the Over-Allotment Option, exercisable, in whole or in part, for a period of 30 days from the Closing Date, to purchase up to     ●     additional common shares, at the offering price, payable in cash against delivery of such additional common shares. The Over-Allotment Option is exercisable only for the purpose of covering over-allotments, if any. The Selling Shareholder will pay the Underwriters’ Fee in respect of common shares sold pursuant to the exercise of the Over-Allotment Option.

The Underwriters propose to offer Hydro One Limited’s common shares initially at the offering price stated on the cover page of this prospectus. After the Underwriters have made a reasonable effort to sell all of the common shares offered by this prospectus at that price, the initially stated offering price may be decreased, and further changed from time to time, by the Underwriters to an amount not greater than the initially stated offering price and, in such case, the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the common shares is less than the gross proceeds paid by the Underwriters to the Selling Shareholder.

Lock-Up Arrangements

Each of Hydro One Limited and the Selling Shareholder will agree in the Underwriting Agreement that, during the period beginning on the closing date of this offering and ending on the date that is 180 days following the closing date of this offering, each of Hydro One Limited and the Selling Shareholder will not, directly or indirectly, without the prior written consent of RBC Dominion Securities Inc. and Scotia Capital Inc., on behalf of the Underwriters, issue, sell, offer, grant any option, warrant or other right to purchase or agree to issue or sell, or otherwise lend, transfer, assign, pledge or dispose of (including without limitation by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common shares or other securities of the Hydro One Limited or securities convertible into, exchangeable for, or otherwise exercisable into common shares or other securities of Hydro One Limited, whether or not cash settled), in a public offering or by way of private placement or otherwise, any equity securities of Hydro One Limited or other securities convertible into, exchangeable for, or otherwise exercisable into common shares or other equity securities of Hydro One Limited, or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing, other than: (i) the common shares sold to the Underwriters pursuant to this prospectus; (ii) common shares or other securities of Hydro One Limited issued as part of the Pre-Closing Steps; (iii) common shares sold in connection with the transactions described under “Principal and Selling Shareholder”; (iv) common shares issued or delivered under Hydro One Limited’s dividend reinvestment plan; or (v) as may be granted or issued in the ordinary course of business under Hydro One Limited’s security-based compensation arrangements, or employee share ownership plans, or pursuant to the conversion, exchange or exercise of any securities so granted or issued.

OPTIONS TO PURCHASE SECURITIES

The Board has adopted the Long Term Incentive Plan as described in “Executive Compensation”. Hydro One Limited has not to date granted any options or other entitlements to purchase its securities, whether under the Long Term Incentive Plan or otherwise.

Hydro One Inc. does not have a stock option or other form of equity-based compensation plan.

PRIOR SALES

On August 31, 2015, in connection with the incorporation of Hydro One Limited, Hydro One Limited issued 100,000 common shares to the Province for $1.00 per common share. In connection with the Pre-Closing Steps, prior to the closing of this offering, the Province will subscribe for an additional     ●     common shares for $    ●     per common share in connection with the funding of amounts to pay the departure tax and will receive     ●     common shares and     ●     Series 1 preferred shares from Hydro One Limited in consideration for the purchase of all of the issued and outstanding shares of Hydro One Inc. held by the Province by Hydro One Limited. The Province has entered into an agreement to sell, immediately following the closing of this offering, an aggregate of     ●     common shares to trusts for the benefit of the Power Workers’ Union and an aggregate of     ●     common shares to trusts for the benefit of The Society of Energy Professionals, in each case, at the same price as the offering price of the common shares sold in this offering. See “Pre-Closing Transactions – Province’s Share Purchase Arrangements”.

ELIGIBILITY FOR INVESTMENT

In the opinion of Osler, Hoskin & Harcourt LLP, counsel to Hydro One Limited, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, provided that on the Closing Date the common shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX), the common shares acquired on the Closing Date pursuant to this offering will be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan, registered disability savings plan, and a tax-free savings account (“TFSA”).

Notwithstanding that the common shares may be qualified investments for a trust governed by an RRSP, RRIF or TFSA, the annuitant of an RRSP or RRIF or the holder of a TFSA will be subject to a penalty tax on the common shares held in such trust (and other tax consequences may result) if the common shares are a “prohibited investment” for the RRSP, RRIF or TFSA, as the case may be. The common shares will not be a “prohibited investment” in respect of such RRSP, RRIF or TFSA held by a particular holder or annuitant provided the holder or annuitant deals at arm’s length with Hydro One Limited for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in Hydro One Limited. In addition, the common shares will generally not be a prohibited investment if such shares are “excluded property” as defined in the Tax Act for purposes of the prohibited investment rules. Shareholders should consult their own tax advisors as to whether the common shares will be a prohibited investment in their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires as beneficial owner common shares pursuant to this offering and who, at all relevant times, for purposes of the Tax Act, (1) is, or is deemed to be, resident in Canada, (2) deals at arm’s length with Hydro One Limited and the Underwriters; (3) is not affiliated with Hydro One Limited or any of the Underwriters; and (4) holds the common shares as capital property (a “Holder”). Generally, the common shares will be capital property to a Holder provided the Holder does not acquire or hold those common shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any common shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Holder in the taxation year in which the election is made and in all subsequent taxation years. Holders whose common shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

This summary is not applicable to (i) a purchaser that is a “specified financial institution”; (ii) a purchaser an interest in which is a “tax shelter investment”; (iii) a purchaser that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”; (iv) a purchaser that reports its “Canadian tax results” in a currency other than Canadian currency; or (v) a purchaser that enters into, with respect to their common shares, a “derivative forward agreement”, each as defined in the Tax Act. Such purchasers should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of common shares should consult their own tax advisors having regard to their own particular circumstances.

Taxation of Holders of Common Shares

Dividends

A Holder will be required to include in computing its income for a taxation year any dividends received or deemed to be received on the common shares. In the case of a Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received or deemed to be received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Hydro One Limited as an eligible dividend in accordance with the provisions of the Tax Act. A dividend received by a Holder that is a corporation will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act (as proposed to be amended by Proposed Amendments released on July 31, 2015) will treat a taxable dividend received by a Holder that is a corporation as proceeds of disposition or a capital gain. Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Holder that is “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1⁄3% under Part IV of the Tax Act on dividends received or deemed to be received on the common shares to the extent such dividends are deductible in computing the Holder’s taxable income for the taxation year.

The cost to a Holder of common shares for purposes of the Tax Act purchased on the reinvestment of dividends pursuant to the dividend reinvestment plan will be the price paid for such common shares. For the purpose of computing the adjusted cost base of such common shares to the Holder, the cost of such common shares will be averaged with the adjusted cost base of all other common shares held by the Holder as capital property at that time.

Dispositions

Generally, on a disposition or deemed disposition of a common share, a Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Holder of the common share immediately before the disposition or deemed disposition.

Generally, a Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances prescribed by the Tax Act.

The amount of any capital loss realized by a Holder that is a corporation on the disposition or deemed disposition of a common share may be reduced by the amount of any dividends received by the Holder on such common share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a common share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Holders should consult their own tax advisors.

RISK FACTORS

Investing in Hydro One Limited’s common shares involves risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in Hydro One Limited’s common shares. If any of the following risks actually occurs, the Company’s business, prospects, operating results and financial condition could be materially adversely affected, the trading price of the common shares could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently believes to be immaterial may also adversely affect the Company’s business.

Risks Relating to Hydro One’s Business

Regulatory Risks and Risks Relating to Hydro One’s Revenues

Risks Relating to Obtaining Rate Orders

The Company is subject to the risk that the Ontario Energy Board will not approve the Company’s transmission and distribution revenue requirements requested in future applications for rates. Rate applications for revenue requirements are subject to the Ontario Energy Board’s review process, which may involve participation from intervenors and, in certain circumstances, a litigated public hearing process. There can be no assurance that resulting decisions or rate orders issued by the Ontario Energy Board will permit Hydro One to recover all costs actually incurred, including operations, maintenance and administration costs, costs accumulated in other regulatory accounts (including, for instance, deferral and variance accounts), costs of debt and income taxes, or to earn a particular return on equity. A failure to obtain acceptable rate orders, or approvals of appropriate returns on equity and costs actually incurred, may materially adversely affect Hydro One’s transmission or distribution businesses, the undertaking or timing of capital expenditures, ratings assigned by credit rating agencies, the issuance of long-term debt and other matters, any of which may in turn have a material adverse effect on the Company. In addition, there is no assurance that the Company will receive regulatory decisions in a timely manner and, therefore, costs may be incurred prior to having an approved revenue requirement.

Risks Relating to Actual Performance Against Forecasts

The Company’s ability to recover the actual costs of providing service and earn the allowed return on equity depends on the Company achieving its forecasts established and approved in the rate-setting process. Actual costs could exceed the approved forecasts if, for example, the Company incurs operations, maintenance and administration costs above those included in the Company’s approved revenue requirement, higher capital expenditures than those approved in rate decisions, or additional financing charges because of increased debt amounts or higher interest rates. The inability to obtain acceptable rate decisions or to otherwise recover any significant difference between forecast and actual expenses could materially adversely affect the Company’s financial condition and results of operations. Further, the Ontario Energy Board approves the Company’s transmission and distribution rates based on projected electricity load and consumption levels, among other factors.

If actual load or consumption materially falls below projected levels, the Company’s revenue and net income for either, or both, of these businesses could be materially adversely affected. Also, the Company’s current revenue requirements for these businesses are based on cost and other assumptions that may not materialize. There is no assurance that the Ontario Energy Board would allow rate increases sufficient to offset unfavourable financial impacts from unanticipated changes in electricity demand or in the Company’s costs.

The Company is subject to risk of revenue loss from other factors, such as economic trends and weather conditions that influence the demand for electricity. The Company’s overall operating results may fluctuate substantially on a seasonal and year-to-year basis based on these trends and weather conditions. For instance, a cooler-than-normal summer or warmer-than-normal winter may reduce demand for electricity below that forecast by the Company, causing a decrease in the Company’s revenues from the same period of the previous year. The Company’s load could also be negatively affected by successful CDM programs whose results exceed forecasted expectations.

Risks Relating to Rate-Setting Models for Transmission and Distribution

The Ontario Energy Board’s rate-setting model for distributors requires that the term of a custom rate application (distribution business) be a minimum five-year period. There are risks associated with forecasting over such a long period. For instance, if unanticipated capital expenditures arise that were not contemplated in the Company’s most recent rate decision, the Company may be required to incur costs that may not be recoverable in future rates. This could have a material adverse effect on the Company.

The Ontario Energy Board has stated its intention to examine the policies that may apply to transmission rate-setting, and this may result in changes to the rate-setting model for transmission services. No specific changes have been proposed, and it is therefore too early to assess the impact of any such changes on the Company. However, a change to the rate-setting model for transmission services could result in a decrease in the Company’s revenues or financial performance.

The Ontario Energy Board approves and periodically changes the return on equity for transmission and distribution businesses. The Ontario Energy Board may in the future decide to reduce its allowed return on equity for either of these businesses, or to modify the formula or methodology it uses to determine the return on equity. Any such reduction could reduce the net income of the Company.

Risks Relating to Capital Expenditures

In order to be recoverable, capital expenditures require the approval of the Ontario Energy Board, either through the approval of capital expenditure plans, rate base or revenue requirements for the purposes of setting transmission and distribution rates, which include the impact of capital expenditures on rate base or cost of service. There can be no assurance that all capital expenditures incurred by Hydro One will be approved by the Ontario Energy Board. Capital cost overruns may not be recoverable in transmission or distribution rates. The Company could incur unexpected capital expenditures in maintaining or improving its assets, particularly given that new technology is required to support renewable generation and unforeseen technical issues may be identified through implementation of projects. There is risk that the Ontario Energy Board may not allow full recovery of such expenditures in the future. To the extent possible, Hydro One aims to mitigate this risk by ensuring prudent expenditures, seeking from the regulator clear policy direction on cost responsibility, and pre-approval of the need for capital expenditures.

While the Company expects all of its expenditures and regulatory assets to be fully recoverable after Ontario Energy Board review, any future regulatory decision to disallow or limit the recovery of such costs would lead to a lower-than-expected approved revenue requirement or rate base, potential asset impairment and charges to the Company’s results of operations, any of which could have a material adverse effect on the Company.

Risks Relating to Deferred Tax Asset

As a result of leaving the PILs regime and entering the corporate tax regime, Hydro One will recognize a deferred tax asset due to the revaluation of the tax basis of Hydro One’s fixed assets at their fair market value and recognition of eligible capital expenditures. Management believes this will result in annual net cash savings over the next five years due to the reduction of cash taxes payable by Hydro One. There is a risk that, in future rate applications, the Ontario Energy Board will reduce the Company’s revenue requirement by all or a portion of those net cash savings. If the Ontario Energy Board were to reduce the Company’s revenue requirement in this manner, it could have a material adverse effect on the Company.

Risks Relating to Other Applications to the Ontario Energy Board

The Company is also subject to the risk that it will not obtain required regulatory approvals for other matters, such as leave to construct applications, applications for mergers, acquisitions, amalgamations and divestitures and environmental approvals. Decisions to acquire or divest other regulated businesses licensed by the Ontario Energy Board are subject to Ontario Energy Board approval. Accordingly, there is the risk that such matters may not be approved or that unfavourable conditions will be imposed by the Ontario Energy Board.

First Nations and Métis Claims Risk

Some of the Company’s current and proposed transmission and distribution assets are or may be located on Reserve lands, and lands over which First Nations and Métis have Aboriginal, treaty or other legal claims. Although the Company has a recent history of successful negotiations and engagement with First Nations and Métis communities in Ontario, some First Nations and Métis leaders, communities and their members have made assertions related to sovereignty and jurisdiction over Reserve lands and traditional territories and are increasingly willing to assert their claims through the courts, tribunals, or by direct action. These claims could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations, including the development of current and future projects.

The Company’s operations and activities may, on occasion, give rise to the Crown’s duty to consult and potentially accommodate First Nations and Métis communities. Procedural aspects of the duty to consult may be delegated to the Company by the Province or the federal government. A perceived failure by the Crown to sufficiently consult a First Nations or Métis community, or a perceived failure by the Company in relation to delegated consultation obligations, could result in legal challenges against the Crown or the Company, including judicial review or injunction proceedings, or could potentially result in direct action against the Company by a community or its members. If this occurs, it could disrupt or delay the Company’s operations and activities, including current and future projects, and have a material adverse effect on the Company.

Risk from Transfer of Assets Located on Reserves

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves. The transfer of title to these assets did not occur because authorizations originally granted by the federal government for the construction and operation of these assets on Reserves could not be transferred without required consent. In several cases, the authorizations had either expired or had never been issued.

Currently, the Ontario Electricity Financial Corporation holds legal title to these assets and it is expected that the Company will manage them until it has obtained necessary authorizations to complete the title transfer. To occupy Reserves, the Company must have valid permits issued by Her Majesty the Queen in the Right of Canada. For each permit, the Company must negotiate an agreement (in the form of a memorandum of understanding) with the First Nation, the Ontario Electricity Financial Corporation and any members of the First Nation who have occupancy rights. The agreement includes provisions whereby the First Nation consents to the federal government (presently Aboriginal Affairs and Northern Development Canada) issuing a permit. Where the agreement and permit are for transmission assets, the Company must negotiate terms of payment. It is difficult to predict the aggregate amount that the Company may have to pay, either on an annual or one-time basis, to obtain the required agreements from First Nations. If the Company cannot reach satisfactory agreements and obtain federal permits, it may have to relocate these assets to other locations at a cost that could be substantial. In a limited number of cases, it may be necessary to abandon a line and replace it with diesel generation facilities. In either case, the costs relating to these assets could have a material adverse effect on the Company if it is not able to recover them in future rate orders.

Compliance with Laws and Regulations

Hydro One must comply with numerous laws and regulations affecting its business, including requirements relating to transmission and distribution companies, environmental laws, employment laws and health and safety laws. The failure of the Company to comply with these laws could have a material adverse effect on the Company’s business. See also “– Health, Safety and Environmental Risk”.

For instance, Hydro One’s licensed transmission and distribution businesses are required to comply with the terms of their licenses, with codes and rules issued by the Ontario Energy Board and with other regulatory requirements, including regulations of the National Energy Board. In Ontario, the Market Rules issued by the IESO require the Company to, among other things, comply with the reliability standards established by the NERC and NPCC. The incremental costs associated with compliance with these reliability standards are expected to be recovered through rates, but there can be no assurance that the Ontario Energy Board will approve the recovery of all of such incremental costs. Failure to obtain such approval could have a material adverse effect on the Company.

There is the risk that new legislation, regulations or policies will be introduced in the future. These may require Hydro One to incur additional costs, which may or may not be recovered in future transmission and distribution rates.

Risk of Natural and Other Unexpected Occurrences

The Company’s facilities are exposed to the effects of severe weather conditions, natural disasters, man-made events including but not limited to cyber and physical terrorist type attacks or any other potentially catastrophic events.

Although constructed, operated and maintained to industry standards, the Company’s facilities may not withstand occurrences of this type in all circumstances. The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas. The Company could also be subject to claims for damages caused by its failure to transmit or distribute electricity. Hydro One’s risk is partly mitigated because its transmission system is designed and operated to withstand the loss of any major element and possesses inherent redundancy that provides alternate means to deliver large amounts of power. In the event of a large uninsured loss, Hydro One would apply to the Ontario Energy Board for recovery of such loss; however, there can be no assurance that the Ontario Energy Board would approve any such applications, in whole or in part, which could have a material adverse effect on the Company.

Risk Associated with Information Technology Infrastructure and Data Security

The Company’s ability to operate effectively in the Ontario electricity market is, in part, dependent upon it developing, maintaining and managing complex information technology systems which are employed to operate its transmission and distribution facilities, financial and billing systems and other business systems. The Company’s increasing reliance on information systems and expanding data networks increases its exposure to information security threats. Unauthorized access to corporate and information technology systems could result in service disruptions and system failures, which could have a material adverse effect on the Company, including as a result of a failure to provide electricity to customers. In addition, in the normal course of its operations, the Company may collect, process or retain access to confidential customer, supplier, counterparty or employee information, which could be exposed in the event of a cyber-security incident.

Hydro One mitigates these risks, including through the use of security event management tools on its power and business systems, by separating its transmission and distribution system networks from its other business system networks, by performing scans of its systems for known cyber threats and by providing company-wide awareness training to Hydro One personnel. Hydro One also engages the services of external experts to evaluate the security of its information technology infrastructure and controls. Hydro One performs vulnerability assessments on its critical cyber assets and it ensures security and privacy controls are incorporated into new information technology capabilities. Although these security and system disaster recovery controls are in place, there can be no assurance that there will not be system failures or security breaches or that such threats would be detected or mitigated on a timely basis. Upon occurrence and detection, the focus would shift from prevention to isolation, remediation and recovery until the incident has been fully addressed. Any such system failures or security breaches could have a material adverse effect on the Company.

Work Force Demographic Risk

By the end of 2014, approximately 17% of the Company’s employees were eligible for retirement and by the end of 2015 up to 19% could be eligible. These percentages are not evenly spread across the Company’s workforce, but tend to be most significant in the most senior levels of the Company’s staff and especially among management and executive staff. Accordingly the Company’s continued success will be tied to its ability to attract and retain sufficient qualified staff to replace the capability lost through retirements and to meet the demands of the Company’s work programs.

In addition, the Company expects the skilled labour market for its industry to be highly competitive in the future. Many of the Company’s current employees and many of the potential employees it would seek in the future possess skills and experience that would also be highly sought after by other organizations inside and outside the electricity sector. The failure to attract and retain qualified personnel for Hydro One’s business could have a material adverse effect on the Company.

Labour Relations Risk

The substantial majority of the Company’s employees are represented by either the Power Workers’ Union or The Society of Energy Professionals. Over the past several years, significant effort has been expended to increase Hydro One’s flexibility to conduct operations in a more cost efficient manner. Although the Company has achieved improved flexibility in its collective agreements, the Company may not be able to achieve further improvements. The Company recently reached an agreement with the Power Workers’ Union for a renewal collective agreement with a three-year term, covering the period from April 1, 2015 to March 31, 2018 and an early renewal collective agreement with The Society of Energy Professionals with a three-year term, covering the period from April 1, 2016 to March 31, 2019. The Company also reached a renewal collective agreement with the Canadian Union of Skilled Workers for a three-year term, covering the period from May 1, 2014 to April 30, 2017, although this remains subject to ratification by the Canadian Union of Skilled Workers. However, there can be no assurance that future collective agreement renewals with these unions or that collective agreements with the other unions with which Hydro One has contractual relationships, will be renewed on acceptable terms. The Company faces financial risks related to its ability to negotiate collective agreements consistent with its rate orders. In addition, in the event of a labour dispute, the Company could face operational risk related to continued compliance with its license requirements of providing service to customers. Any of these could have a material adverse effect on the Company.

Risk Associated with Arranging Debt Financing

The Company expects to borrow to repay its existing indebtedness, to fund the payment of a $1 billion cash dividend to the Province prior to the closing of this offering, and to fund a portion of capital expenditures. Hydro One Inc. has substantial amounts of existing debt, including $550 million maturing in 2015, $500 million maturing in 2016, and $600 million maturing in 2017. The Company plans to incur capital expenditures of approximately $1,564 million in 2015 and $1,535 million in 2016. Cash generated from operations, after the payment of expected dividends, will not be sufficient to fund the repayment of the Company’s existing indebtedness and capital expenditures. The Company’s ability to arrange sufficient and cost-effective debt financing could be materially adversely affected by numerous factors, including the regulatory environment in Ontario, the Company’s results of operations and financial position, market conditions, the ratings assigned to its debt securities by credit rating agencies and general economic conditions. A downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt. Any failure or inability on the Company’s part to borrow substantial amounts of debt on satisfactory terms could impair its ability to repay maturing debt, fund capital expenditures and meet other obligations and requirements and, as a result, could have a material adverse effect on the Company.

Market, Financial Instrument and Credit Risk

Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates as its regulated return on equity is derived using a formulaic approach that takes into account anticipated interest rates, but is not currently exposed to material commodity price risk or material foreign exchange risk.

The Ontario Energy Board-approved adjustment formula for calculating return on equity in a deemed regulatory capital structure of 60% debt and 40% equity provides for increases and decreases depending on changes in benchmark rates of return for Government of Canada debt. The Company estimates that a 1% decrease in the forecasted long-term Government of Canada bond yield used in determining its rate of return would reduce the Company’s transmission business’ 2016 net income by approximately $21 million and its distribution business’ 2016 net income by approximately $14 million. The Company’s net income is adversely impacted by rising interest rates as the Company’s maturing long-term debt is refinanced at market rates. The Company periodically utilizes interest rate swap agreements to mitigate elements of interest rate risk.

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. Derivative financial instruments result in exposure to credit risk, since there is a risk of counterparty default. Hydro One monitors and minimizes credit risk through various techniques, including dealing with highly-rated counterparties, limiting total exposure levels with individual counterparties, entering into master agreements which enable net settlement, and by monitoring the financial condition of counterparties. The Company does not trade in any energy derivatives. Currently, there are no significant concentrations of credit risk with respect to any class of financial assets. The Company is required to procure electricity on behalf of competitive retailers and certain local distribution companies for resale to their customers. The resulting concentrations of credit risk are mitigated through the use of various security arrangements, including letters of credit, which are incorporated into the Company’s service agreements with these retailers in accordance with the Ontario Energy Board’s Retail Settlement Code.

The failure to properly manage these risks could have a material adverse effect on the Company.

Risks Relating to Asset Condition and Capital Projects

The Company continually incurs sustainment and development capital expenditures and monitors the condition of its assets to manage the risk of equipment failures and to determine the need for and timing of major refurbishments or replacements of its transmission and distribution infrastructure. The risk of distribution equipment failures is higher due to the lack of real-time monitoring of these assets. The connection of large amounts of distributed generation on the distribution network has resulted in more equipment usage than in the past for the Company. This increases maintenance requirements and may accelerate the aging of the Company’s assets.

Execution of the Company’s capital expenditure programs, particularly for development capital expenditures, is partially dependent on external factors, such as environmental approvals, municipal permits, equipment outage schedules that accommodate the IESO, generators and transmission-connected customers, and supply chain availability for equipment suppliers and consulting services. Approvals may also include Environmental Assessment Act (Ontario), approvals which require public meetings, and appropriate engagement with First Nations and Métis communities or receipt of Ontario Energy Board approvals which may require early access to property or expropriation. Obtaining approvals and carrying out these processes may also be impacted by opposition to the proposed site of the capital investments. Delays in obtaining required regulatory approvals or failure to complete capital projects on a timely basis could materially adversely affect transmission reliability or customers’ service quality, both of which could have a material adverse effect on the Company.

External factors are considered in the Company’s planning process. However, if the Company is unable to carry out capital expenditure plans in a timely manner, equipment performance may degrade, which may reduce transmission capacity, compromise the reliability of the Company’s transmission system or increase the costs of operating and maintaining these assets. Any of these consequences could have a material adverse effect on the Company.

Competitive bidding processes may become a more common means of selecting developers of large transmission projects. To date, there has been only one transmission project, the East-West Tie Line, which has been the subject of a competitive bidding process initiated by the Ontario Energy Board. However, this may change in the future. Increased competition for the development of large transmission projects could impact the Company’s ability to expand its existing transmission system, which may have an adverse effect on the Company. To the extent that other parties are selected to construct, own and operate new transmission assets, this would reduce the Company’s share of Ontario’s transmission network.

Health, Safety and Environmental Risk

Hydro One’s health, safety and environmental management system is designed to ensure hazards and risks are identified and assessed, and controls are implemented to mitigate significant risks. This system includes a standing committee of the Board that has governance over health, safety and environmental matters (see “Directors and Management of the Company – Committees of the Board – Health, Safety, Environment and First Nations & Métis Committee”). However, given the territory that the Company’s system encompasses and the amount of equipment that it owns, the Company cannot guarantee that all such risks will be identified and mitigated without significant cost and expense to the Company. The following are some of the areas that may have a significant impact on the Company’s operations.

The Company is subject to extensive Canadian federal, provincial and municipal environmental regulation. Failure to comply could subject the Company to fines or other penalties. In addition, the presence or release of hazardous or other harmful substances could lead to claims by third parties or governmental orders requiring the Company to take specific actions such as investigating, controlling and remediating the effects of these substances. Hydro One currently has a voluntary land assessment and remediation program for off-site migration in place to identify and, where necessary, remediate historical contamination that has resulted from past operational practices and uses of certain long-lasting chemicals at the Company’s facilities. Any contamination of the Company’s properties could limit its ability to sell these assets in the future.

In addition, actual future environmental expenditures may vary materially from the estimates used in the calculation of the environmental liabilities on the Company’s balance sheet. The Company does not have insurance coverage for these environmental expenditures.

There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to constructing or operating facilities. This may require environmental assessment or result in the imposition of conditions, or both, which could result in delays and cost increases.

Although Hydro One is not a large emitter of greenhouse gases, the Company monitors all of these emissions and has a management plan in place to track and report on all sources, including sulphur hexafluoride or “SF6”. In addition, the Company recognizes the risks associated with potential climate change and has developed plans to respond as appropriate.

The Company anticipates that all of its future environmental expenditures will continue to be recoverable in future rates. However, any future regulatory decision to disallow or limit the recovery of such costs could have a material adverse effect on the Company.

Pension Plan Risk

Hydro One has the Hydro One Defined Benefit Pension Plan in place for the majority of its employees. Contributions to the pension plan are established by actuarial valuations which are minimally required to be filed with the Financial Services Commission of Ontario on a triennial basis. The most recently filed valuation was prepared as at December 31, 2013, and was filed in June 2014, covering a three year period from 2014 to 2016. Hydro One contributed approximately $160 million in respect of 2013, approximately $174 million in respect of 2014, and will contribute approximately $174 million by the end of 2015 to its pension plan to satisfy minimum funding requirements. Contributions beyond 2015 are expected to continue to be significant; actual amounts will depend on investment returns, changes in benefits and actuarial assumptions and may include additional voluntary contributions from time to time. A determination by the Ontario Energy Board that some of the Company’s pension expenditures are not recoverable from customers could have a material adverse effect on the Company, and this risk may be exacerbated if the amount of required pension contributions increases.

The Ontario Energy Board has begun a consultation process that will examine pensions and other post-employment benefits in regulated utilities. See “– Other Post-Employment and Post-Retirement Benefits Risks”. The outcome of this consultation process is uncertain and the Company is unable to assess the impact of the potential changes stemming from the review at this time.

Risk of Recoverability of Total Compensation Costs

The Company manages all of its total compensation costs, including pension and other post-employment and post-retirement benefits, subject to restrictions and requirements imposed by the collective bargaining process. Should any element of total compensation costs be disallowed in whole or part by the Ontario Energy Board and not be recoverable from customers in rates, the costs could be material and could lead to changes to the Company’s results of operations and decrease net income, which could have a material adverse effect on the Company.

Other Post-Employment and Post-Retirement Benefits Risks

The Company provides other post-employment and post-retirement benefits, including workers compensation benefits and long-term disability benefits to qualifying employees. The Ontario Energy Board has begun a consultation process that will examine pensions and other post-employment benefits in regulated utilities. The objectives of the consultation are to develop standard principles to guide the Ontario Energy Board’s review of pension and other post-employment and post-retirement benefits costs in the future, to establish specific information requirements for application and to establish appropriate regulatory mechanisms for cost recovery which can be applied consistently across the gas and electricity sectors for rate-regulated utilities. The outcome of this consultation process is uncertain and the Company is unable to assess the impact of the potential changes stemming from the review at this time. A determination that some of the Company’s post-employment and post-retirement benefit costs are not recoverable could have a material adverse effect on the Company.

Risk Associated with Outsourcing Arrangements

Consistent with Hydro One’s strategy of reducing operating costs, it has entered into an outsourcing arrangement with Inergi LP. See “Business of Hydro One – Employees and Outsourced Services”. If the outsourcing arrangement or statements of work thereunder are terminated for any reason or expire before a new supplier is selected, the Company could be required to incur significant expenses to transfer to another service provider or insource, which could have a material adverse effect on the Company’s business, operating results, financial condition or prospects.

Risk from Provincial Ownership of Transmission Corridors

The Province owns some of the Company’s transmission corridor lands underlying its transmission system. Although the Company has the statutory right to use these transmission corridors, the Company may be limited in its options to expand or operate its systems. Also, other uses of the transmission corridors by third parties in conjunction with the operation of the Company’s systems may increase safety or environmental risks, which could have a material adverse effect on the Company.

Litigation Risks

In the normal course of the Company’s operations, it may become involved in, be named as a party to or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to actual or alleged violations of law, common law damages claims, personal injuries, property damage, property taxes, land rights, the environment and contract disputes. The outcome with respect to outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company, which could have a material adverse effect on the Company. Even if the Company prevails in any such legal proceeding, the proceedings could be costly and time-consuming and would divert the attention of management and key personnel from the Company’s business operations, which could adversely affect the Company.

Risks Relating to the Company’s Relationship with the Province

Ownership by the Province and Voting Power

The Province will own approximately     ●    % of the common shares immediately following this offering and the share purchase arrangements referred to in “Principal and Selling Shareholder” (    ●    % of the common shares if the Over-Allotment Option is exercised in full). See “Principal and Selling Shareholder”. In addition, the Electricity Act restricts the Province from selling Voting Securities (including common shares) of any class or series if it would own less than 40% of the outstanding number of Voting Securities of that class or series after the sale and in certain circumstances also requires the Province to take steps to maintain that level of ownership. See “Governance and Relationship with Principal Shareholder – Province’s Ownership of Common Shares and Preferred Shares”. Accordingly, the Province is expected to continue to maintain a significant ownership interest in Voting Securities of Hydro One Limited for an indefinite period.

As a result of its significant ownership of the common shares, the Province has, and is expected indefinitely to have, the ability to determine or significantly influence the outcome of shareholder votes, subject only to the restrictions in the Governance Agreement. While, with respect to its ownership interest in Hydro One Limited, the Province has agreed to engage in the business and affairs of Hydro One Limited only as an investor and has stated its intention to achieve its policy objectives through legislation and regulation as it would with respect to any other utility operating in Ontario, the Governance Agreement preserves the Province’s right to vote its common shares in its sole interest, which may not be aligned with the interests of other shareholders. See “Governance and Relationship with Principal Shareholder – Governance Agreement – Governance Principles”.

The Share Ownership Restrictions and the Province’s significant ownership of common shares together effectively prohibit one or more persons acting together from acquiring control of Hydro One Limited. They also may limit or discourage transactions involving other fundamental changes to Hydro One Limited and the ability of other shareholders to successfully contest the election of the directors proposed for election pursuant to the Governance Agreement.

Continued Influence by the Province

Historically, as the sole shareholder of the Company, the Province has exercised significant influence over the business and affairs of the Company by directing corporate actions or strategies through unanimous shareholder declarations that removed authority from the board, by making appointments to the board and informally, through the interaction of Ministers, ministerial staff and officials with executives of the Company. In exercising this influence, the Province has been free to pursue its policy objectives rather than exclusively commercial interests of the Company. See “Interests of Management and Others in Certain Material Transactions – Relationships with the Province and Other Parties”.

Under the Governance Agreement, the Province has agreed to engage in the business and affairs of the Company as an investor and not as a manager and has agreed to other restrictions and limitations with respect to the governance of the Company and the Province’s rights as a holder of Voting Securities. See “Governance and Relationship with Principal Shareholder – Governance Agreement.”

There is a risk, however, that the Province’s engagement in the business and affairs of the Company as an investor will be informed by its policy objectives and may influence the conduct of the business and affairs of the Company in ways that may not be aligned with the interests of other shareholders.

Nomination of Directors and Confirmation of Chief Executive Officer and Chair

Under the Governance Agreement, the Province is entitled to nominate 40% of the directors of Hydro One Limited (except where the Province ceases to own 40% of the Voting Securities, in which case it will be entitled after a period of time to nominate its proportionate share of the directors of Hydro One Limited as set forth in “Governance and Relationship with Principal Shareholder – Governance Agreement – Nomination of Directors – Board Nominees”) and all directors, other than the Chief Executive Officer, including those nominated by the Province, are required to be independent of the Province. See “Governance and Relationship with Principal Shareholder – Governance Agreement – Nomination of Directors – Director Qualification Standards”. In addition, under the Governance Agreement, the appointment of both the Chief Executive Officer and the Chair of the Board must be approved (and confirmed annually) by a special resolution of the Board passed by at least two-thirds of the votes cast at a meeting of the Board. See “Governance and Relationship with Principal Shareholder – Governance Agreement – Board Approvals Requiring a Special Resolution of the Directors”.

There is a risk that the Province will nominate or confirm individuals who satisfy the independence requirements but who it considers are disposed to support and advance its policy objectives and give disproportionate weight to the Province’s interests in exercising their business judgment and balancing the interests of the stakeholders of Hydro One Limited. This, combined with the fact certain matters require a two-thirds vote of the Board could allow the Province to unduly influence certain Board actions such as confirmation of the Chair and confirmation of the Chief Executive Officer.

Board Removal Rights

The Province is required under the Governance Agreement to vote in favour of all director nominees of Hydro One Limited. That obligation is subject, however, to the Province’s overriding right to withhold from voting in favour of all director nominees and its right to seek to remove and replace the entire Board, including in each case its own director nominees but excluding the Chief Executive Officer and, at the Province’s discretion, the Chair. If the Province exercises those rights, any new nominees proposed for election or appointment must be nominated in accordance with the Governance Agreement and meet the independence and qualification standards, and the Province may not re-nominate any of the directors who have been removed. See “Governance and Relationship with Principal Shareholder – Governance Agreement – Election and Replacement of Directors”. In exercising these rights in any particular circumstance, the Province is entitled to vote in its sole interest, which may not be aligned with the interests of other shareholders.

More Extensive Regulation

Under the Governance Agreement, the Province has agreed to engage in the business and affairs of Hydro One Limited as an investor and not as a manager and has stated that its intention is to achieve its policy objectives through legislation and regulation as it would with respect to any other utility operating in Ontario. As a result, the Province has restricted the manner in which it may seek to influence Hydro One Limited. See “Governance and Relationship with Principal Shareholder – Governance Agreement.” Accordingly, there is a risk that the Province will exercise its legislative and regulatory power to achieve policy objectives in a manner that has a material adverse effect on Hydro One Limited.

Prohibitions on Selling the Company’s Transmission or Distribution Business

The Electricity Act prohibits the Company from selling all or substantially all of the business, property or assets related to its transmission system or distribution system that is regulated by the Ontario Energy Board. There is a risk that these prohibitions may limit the ability of the Company to engage in sale transactions involving a substantial portion of either system, even where such a transaction may otherwise be considered to provide substantial benefits to the Company and the holders of the common shares.

10% Ownership Restriction

As a result of the Share Ownership Restrictions, no person or company (or combination of persons or companies acting jointly or in concert) may beneficially own or exercise control or direction over more than 10% of any class or series of Voting Securities of Hydro One Limited, including the common shares, other than the Province and other than an underwriter who holds the Voting Securities solely for the purpose of distributing Voting Securities to purchasers who comply with the Share Ownership Restrictions. A holder of Voting Securities who contravenes the Share Ownership Restrictions may also have its Voting Securities sold or redeemed and have dividend and voting entitlements on its Voting Securities suspended. See “Governance and Relationship with Principal Shareholder – 10% Ownership Restriction”. The Share Ownership Restrictions also effectively prohibit one or more persons acting together from acquiring control of Hydro One Limited, including pursuant to a change of control transaction in which holders of Voting Securities could otherwise receive a premium for their Voting Securities. The Share Ownership Restrictions may also discourage trading in, and may limit the market for, the common shares and other Voting Securities.

Future Sales of Common Shares by the Province

The Province has indicated that it currently intends to sell further common shares over time, until it holds approximately 40% of the common shares, subject to the selling restrictions agreed with the Underwriters. See “Plan of Distribution”. The Registration Rights Agreement also grants the Province the right to request that Hydro One Limited file one or more prospectuses and take other procedural steps to facilitate secondary offerings by the Province of the common shares. See “Governance and Relationship with Principal Shareholder – Province’s Ownership of Common Shares and Preferred Shares – Registration Rights Agreement”. Future sales of common shares by the Province, or the perception that such sales could occur, may materially adversely affect market prices for the common shares and impede Hydro One Limited’s ability to raise capital through the issuance of additional common shares, including the number of common shares that Hydro One Limited may be able to sell at a particular time or the total proceeds that may be realized.

Limitations on Enforcing the Governance Agreement

The Governance Agreement includes commitments by the Province restricting the exercise of its rights as a holder of Voting Securities, including with respect to the maximum number of directors that the Province may nominate and on how the Province will vote with respect to other director nominees. See “Governance and Relationship with Principal Shareholder – Governance Agreement – Election and Replacement of Directors”. Hydro One Limited’s ability to obtain an effective remedy against the Province, if the Province were not to comply with these commitments, is limited as a result of the Proceedings Against the Crown Act (Ontario). This legislation provides that the remedies of injunction and specific performance are not available against the Province, although a court may make an order declaratory of the rights of the parties, which may influence the Province’s actions. A remedy of damages would be available to Hydro One Limited, but damages may not be an effective remedy, depending on the nature of the Province’s non-compliance with the Governance Agreement.

Potential Difficulties in Enforcing Civil Liabilities Against the Province, Hydro One Limited and other Persons

Under the securities legislation of Ontario and Newfoundland and Labrador, the statutory remedies of rescission or damages where the prospectus or any amendment contains a misrepresentation are not available against the Province, as selling shareholder. It is also possible, based on prior court decisions, that a claim against the Province based on these statutory remedies would have to be brought in the Ontario courts, rather than in the courts of the purchaser’s province or territory of residence. If the claim was brought in the Ontario courts, and Ontario law was applied in respect of the claim, the statutory remedies would not be available against the Province. Alternatively, if a purchaser of common shares were to successfully assert a statutory misrepresentation claim against the Province in a jurisdiction other than Ontario, the resulting judgment may not be enforceable in Ontario for reasons which include that an Ontario court could conclude that it would be contrary to Ontario public policy to do so. Nonetheless, recourse may continue to be available against Hydro One Limited and any other parties that may be liable for any such misrepresentation.

Hydro One Limited is incorporated under the laws of Ontario, Canada and substantially all of the Company’s assets are located in Canada. Substantially all of the directors and officers of Hydro One Limited, and some experts named in this prospectus reside or are located in Canada, and their assets are located in Canada. As a result, it may be difficult for non-Canadian or other investors to effect service of process outside of Canada against Hydro One Limited the directors and officers of Hydro One Limited or these experts or to sue Hydro One Limited or those others in the United States or other courts. If a lawsuit were successful, it may be difficult to collect any money awarded.

In relation to potential claims by U.S. investors, the United States Foreign Sovereign Immunities Act of 1976 (the “FSIA”) provides that, subject to existing international agreements to which the United States was a party at the time of the enactment of the FSIA, a foreign state or any agency or instrumentality of a foreign state is immune from U.S. federal and state court jurisdiction unless a specific exception to the immunity applies. One such exception applies to claims arising out of “commercial activity” by a foreign state or its agency or instrumentality. However, it is not certain that a court would consider any acts or omissions by Hydro One Limited, Hydro One Inc. or the Province in connection with this offering or otherwise to be “commercial activities” under the FSIA. Absent an applicable exception from immunity under the FSIA, any attempt to assert a claim against Hydro One Limited, Hydro One Inc. or the Province alleging a violation of the U.S. securities laws resulting from an alleged material misstatement in or material omission from this prospectus, or any other act or omission in connection with this offering, may be barred. Further, absent an applicable exception from immunity under the FSIA, any attempt to assert a claim against Hydro One Limited, Hydro One Inc. or the Province or any of their respective agents or employees alleging any other complaint, including as a result of any future action by the Province as a shareholder of Hydro One Limited, may also be barred.

In addition, even if a U.S. judgment could be obtained in such an action, the results of such judgment may not be enforceable in Ontario.

Risks Relating to this Offering

Absence of a Prior Public Market

There is currently no public market for Hydro One Limited’s common shares. The offering price of the common shares offered hereunder has been determined by negotiation between the Province and the Underwriters. The Company cannot predict the price at which Hydro One Limited’s common shares will trade upon closing and there can be no assurance that an active trading market will develop after closing or, if developed, that such a market will be sustained. In addition, if an active public market does not develop or is not maintained, investors may have difficulty selling their common shares.

Potentially Volatile Market Price for Common Shares

The market price for Hydro One Limited’s common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, including, but not limited to, the following: (i) actual or anticipated fluctuations in the Company’s quarterly results of operations; (ii) changes in forecasts, estimates or recommendations of securities research analysts regarding the Company’s future results of operations or financial performance; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to the Company; (iv) addition or departure of the Company’s executive officers and other key personnel; (v) increases or decreases in the amount of dividends to be paid or expected to be paid by the Company; (vi) release or expiration of lock-up or other transfer restrictions on outstanding common shares; (vii) sales or anticipated sales of additional common shares by Hydro One Limited or the Selling Shareholder; (viii) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; and (ix) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets may experience significant price and volume fluctuations that affect the market prices of equity securities of public entities, even though unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of Hydro One Limited’s common shares may decline even if its operating results, underlying asset values or prospects have not changed. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in, or divestiture of the common shares by those institutions, which could materially adversely affect the trading price of the common shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil occur or continue for a protracted period of time, the Company’s operations and the trading price of Hydro One Limited’s common shares may be materially adversely affected.

Payment of Dividends

Payment of dividends is dependent on cash flows of the Company’s business and subject to change. The declaration and payment of future dividends will be at the discretion of the Board, may be subject to restrictions under Hydro One Limited and Hydro One Inc.’s credit facilities and may be affected by various other factors, including the Company’s revenues, financial condition, acquisitions and legal, regulatory or contractual restrictions. There can be no assurance that Hydro One Limited will be in a position to pay dividends at the rate anticipated in this prospectus (or at all) in the future. A reduction or cessation of the payment of dividends could materially adversely affect the trading price of the common shares.

Dilution

The issuance of additional common shares by Hydro One Limited may have a dilutive effect on the interests of Hydro One Limited’s shareholders. The number of common shares that Hydro One Limited is authorized to issue is unlimited. Hydro One Limited may, in its sole discretion, subject to applicable laws and the rules of the TSX and any stock exchange on which its securities may be listed from time to time, issue additional common shares from time to time (including pursuant to the Company’s Long Term Incentive Plan, the PWU Share Grant Plan and the Society Share Grant Plan), and the interests of shareholders may be diluted thereby.

Securities Analysts’ Research or Reports Could Impact Price of Common Shares

The trading market for Hydro One Limited’s common shares may be facilitated in part by the research and reports that industry or financial analysts publish about the Company or its business. If no or few analysts commence coverage of the Company, the trading price of the common shares could be lower than otherwise. Even if the Company does obtain analyst coverage, if one or more of the analysts covering the Company’s business downgrade their evaluations of Hydro One Limited’s common shares or share price, the price of the common shares could decline. If one or more of these analysts cease to cover Hydro One Limited’s common shares, the Company could lose visibility in the market for its shares, which in turn could cause Hydro One Limited’s common share price to decline.

Tax Risks Relating to this Offering

Hydro One Inc.’s liability for payment-in-lieu of tax under the Electricity Act for the taxation year that includes August 31, 2015 will be impacted by the fair market value of the shares and debt of Hydro One Brampton Networks Inc. transferred, at the Province’s direction, to a company wholly-owned by the Province on August 31, 2015 by way of a dividend-in-kind and a return of capital, respectively. No advance ruling has been obtained from the Ministry of Finance (Ontario) as to the valuation of such shares and debt at the time of these dispositions. The Company could be materially adversely affected if the valuation of such shares and debt is reassessed or challenged.

As a result of this offering, Hydro One Limited and each of its subsidiaries will lose its tax exempt status and will be subject to income tax under the Tax Act, the Taxation Act, 2007 (Ontario), and any other provincial or income tax statute applicable after the loss of such status. Despite the fact that Hydro One has made payments in lieu of tax, certain taxation issues may arise as a result of Hydro One’s change in tax status which could negatively impact Hydro One and which may subject Hydro One to various types of tax. Hydro One has taken, and expects in the future to take, actions to minimize these potential impacts. No advance income tax ruling has been obtained from the Canada Revenue Agency in respect of any potential impacts.

Holding Company Risk

Following completion of this offering, Hydro One Limited will be a holding company and a substantial portion of its assets will be the shares of its subsidiaries. As a result, prospective purchasers of common shares are subject to the risks attributable to Hydro One Limited’s subsidiaries. As a holding company, Hydro One Limited will conduct substantially all of its business through its subsidiaries, which will generate substantially all of its revenues.

Consequently, Hydro One Limited’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to Hydro One Limited. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of Hydro One Limited’s subsidiaries, holders of indebtedness and other creditors will generally be entitled to payment of their claims from the assets of such subsidiaries before any assets are made available for distribution to Hydro One Limited.

Pro Forma Financial Information

In preparing the unaudited pro forma condensed consolidated financial statements of Hydro One Inc. appearing elsewhere in this prospectus, the Company has given effect to certain transactions, as described in the notes to such financial statements. While management believes that the estimates and assumptions underlying the pro forma condensed consolidated financial statements are reasonable, such assumptions and estimates, including with respect to the annual net cash savings due to the reduction of cash taxes payable by Hydro One, may be materially different than the Company’s actual results and experience in the future.

First Nations and Métis Proceedings

Certain First Nations and Métis organizations have asserted that the Province has an obligation to consult with them in respect of asserted potential adverse effects of the Province’s proposed sale of common shares in this offering on their Aboriginal and treaty rights. Whether the Province has a duty to consult or not, it has indicated that it is in discussions regarding potential equity participation by the First Nations. The Company understands that these discussions focus on facilitating equity participation for such communities through future offerings by the Province. These discussions are ongoing and are not expected to affect the number of shares available for purchase in this offering. In addition, the Métis Nation of Ontario has expressed an interest in a dialogue with the Province in relation to this offering. The Province has indicated that it is also prepared to engage in a dialogue with the Métis in relation to broadened ownership of the Company. See “Principal and Selling Shareholder”.

In addition, if a duty to consult exists in respect of this offering, it would rest with the Province and not Hydro One Limited and its subsidiaries. Broadening the ownership of Hydro One Limited will not alter the regulatory framework under which the Company operates and in which consultation with First Nation and Métis communities occurs, nor will it affect the Province’s duty to consult, as appropriate.

To date, Canadian courts have been reluctant to enforce Aboriginal or treaty rights in a manner that would disturb established third party ownership interests, and the Province is not aware of any Canadian case where a court has unwound a public offering (whether as a result of an alleged breach of a duty to consult or otherwise). Accordingly, the Province has indicated that it considers it unlikely that any rights of holders of common shares that have been sold by the Province would be adversely affected by a claim that the Province has breached its duty to consult in respect of this offering. It is nevertheless possible that one or more First Nation or Métis organizations may commence legal proceedings in relation to this offering, seeking remedies that could include injunctive relief, damages or rescission of this offering.

PROMOTER

Hydro One Inc. has taken the initiative in founding and organizing Hydro One Limited and may therefore be considered a promoter of Hydro One Limited for the purposes of applicable securities legislation. Hydro One Inc. will be Hydro One Limited’s wholly owned subsidiary and will not hold any common shares or preferred shares of Hydro One Limited following the closing of this offering. Hydro One Inc. will not receive any benefits or proceeds, directly or indirectly, in connection with this offering. See “Corporate Structure – Corporate Structure and Subsidiaries”.

LEGAL PROCEEDINGS AND REGULATORY MATTERS

The Company is from time to time involved in legal proceedings of a nature considered normal to its business. Except as disclosed below, Hydro One believes that none of the litigation in which it is currently involved, or has been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

In connection with the reorganization of Ontario Hydro, Hydro One Inc. succeeded Ontario Hydro as a party to various pending legal proceedings relating to the businesses, assets, real estate and employees transferred to it. Hydro One Inc. also assumed responsibility for future claims relating to the businesses, assets, real estate and employees acquired by Hydro One Inc. and arising out of events occurring prior to, as well as after, April 1, 1999. In addition to claims assumed by the Company, it is, from time to time, named as a defendant in legal actions arising in the normal course of business. There are currently no actions that are outstanding which are expected to have a material adverse effect on the Company.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon by Osler, Hoskin & Harcourt LLP on behalf of Hydro One Limited, by Torys LLP on behalf of the Selling Shareholder and by Blake, Cassels & Graydon LLP on behalf of the Underwriters. The partners and associates of each of Osler, Hoskin & Harcourt LLP, Torys LLP and Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than one percent of the securities of Hydro One Limited or any associate or affiliate of Hydro One Limited.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as noted below and elsewhere in this prospectus, there are no material interests, direct or indirect, of any director or executive officer of the Company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One Limited’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect the Company.

Relationships with the Province and Other Parties

Overview

The Province will be Hydro One Limited’s principal shareholder. The Ontario Energy Board is the principal regulator of Ontario’s electricity industry. The Province appoints the board members of the Ontario Energy Board and fills any vacancies on the Ontario Energy Board. The Ontario Energy Board is obligated to implement approved directives of the Province concerning general policy and objectives to be pursued by the Ontario Energy Board and other directives aimed at addressing existing or potential abuses of market power by industry participants. The IESO, among other matters, directs the operation of the Ontario power system by balancing supply and demand of electricity and directing electricity flow and assumed the responsibility for forecasting supply and demand of electricity over the medium and long term to meet the needs of the province. The board of directors of the IESO, other than its Chief Executive Officer, is appointed by the Province in accordance with the regulations in effect from time to time under the Electricity Act.

Transfer Orders

The transfer orders pursuant to which Hydro One Inc. acquired Ontario Hydro’s electricity transmission, distribution and energy services businesses as of April 1, 1999, did not transfer certain assets, rights, liabilities or obligations where the transfer would constitute a breach of the terms of any such asset, right, liability or obligation or a breach of any law or order. The transfer orders also did not transfer title to some assets located on Reserves. See “Risk Factors – Risk from Transfer of Assets Located on Reserves”.

Hydro One is obligated under the transfer orders to manage both the assets held in trust until it has obtained all consents necessary to complete the transfer of title to these assets to Hydro One and the assets otherwise retained by the Ontario Electricity Financial Corporation that relate to Hydro One’s businesses. Hydro One has entered into an agreement with the Ontario Electricity Financial Corporation under which it is obligated, in managing these assets, to take instructions from the Ontario Electricity Financial Corporation if Hydro One’s actions could have a material adverse effect on the Ontario Electricity Financial Corporation. The Ontario Electricity Financial Corporation has retained the right to take control of and manage the assets, although it must notify and consult with Hydro One before doing so and must exercise its powers relating to the assets in a manner that will facilitate the operation of Hydro One’s businesses. The consent of the Ontario Electricity Financial Corporation is also required prior to any disposition of these assets.

The Province also transferred officers, employees, assets, liabilities, rights and obligations of Ontario Hydro in a similar manner to its other successor transferees. These transfer orders include a dispute resolution mechanism to resolve any disagreement among the various transferees with respect to the transfer of specific assets, liabilities, rights or obligations.

The transfer orders do not contain any representations or warranties from the Province or the Ontario Electricity Financial Corporation with respect to the transferred officers, employees, assets, liabilities, rights and obligations. Furthermore, under the Electricity Act, the Ontario Electricity Financial Corporation was released from liability in respect of all assets and liabilities transferred by the transfer orders, except for liability under Hydro One’s indemnity from the Ontario Electricity Financial Corporation. See “Governance and Relationship with Principal Shareholder – Ontario Electricity Financial Corporation Indemnity”. By the terms of the transfer orders, each transferee indemnifies the Ontario Electricity Financial Corporation with respect to any assets and liabilities related to that transferee’s business not effectively transferred, and is obligated to take all reasonable measures to complete the transfers where the transfers were not effective.

Hydro One has indemnified the Ontario Electricity Financial Corporation in respect of the damages, losses, obligations, liabilities, claims, encumbrances, penalties, interest, taxes, deficiencies, costs and expenses arising from matters relating to the Company’s business and any failure by Hydro One to comply with its obligations to the Ontario Electricity Financial Corporation under agreements dated as of April 1, 1999. These obligations include obligations to employ the employees transferred to Hydro One under the transfer orders, make and remit employee source deductions (including tax withholding amounts, and employer contributions), manage the real and personal properties which the Ontario Electricity Financial Corporation continues to hold in trust or otherwise and take any necessary action to transfer all of these properties to the Company, to pay realty taxes and other costs, provide access to books and records and to assume other responsibilities in respect of the assets held by the Ontario Electricity Financial Corporation in trust for the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, located at 333 Bay Street, Suite 4600, Bay Adelaide Centre, Toronto, Ontario, M5H 2S5, is the auditor of Hydro One Limited and Hydro One Inc. and has confirmed that it is independent of Hydro One Limited and Hydro One Inc. within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

The transfer agent and registrar for Hydro One Limited’s common shares will be Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which Hydro One Limited has entered into since the beginning of the last financial year before the date of this prospectus, entered into prior to such date but which contract is still in effect, or to which Hydro One Limited is or will become a party on or prior to the closing of this offering:

(a)	the Underwriting Agreement, described under “Plan of Distribution”;

(b)	the Governance Agreement, described under “Governance and Relationship with Principal Shareholder”; and

(c)	the Registration Rights Agreement, described under “Governance and Relationship with Principal Shareholder”.

Copies of the foregoing material agreements, once executed, will be filed with the Canadian securities regulatory authorities and available on SEDAR at www.sedar.com. Prospective purchasers are encouraged to read the full text of such material agreements.

PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limits prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

Certain remedies, including statutory rights for rescission or damages, may not be available against the Province of Ontario as selling shareholder. See “Risk Factors – Risks Relating to the Company’s Relationship with the Province – Potential Difficulties in Enforcing Civil Liabilities Against the Province, Hydro One Limited and Other Persons”. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

EXEMPTIONS

Hydro One Inc. applied to the Ontario Securities Commission, as principal regulator, for a decision exempting Hydro One Limited from the requirements in section 3.2 of National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards which requires financial statements to be prepared in accordance with and disclosed in compliance with International Financial Reporting Standards. On August 27, 2015, the exemption was granted. The decision granting the exemption permits Hydro One Limited to prepare and present its financial statements required to be filed with the securities regulatory authorities in each of the provinces and territories of Canada (including financial statements included in any prospectus of Hydro One Limited) in accordance with U.S. GAAP until the earliest to occur of the following:

(a)	if Hydro One Limited does not complete the pre-closing reorganization and this offering in the manner described in the decision granting the exemption;

(b)	January 1, 2019;

(c)	if, after all of the outstanding shares of Hydro One Inc. are acquired by Hydro One Limited, Hydro One Limited ceases to have activities subject to rate regulation, the first day of Hydro One Limited’s financial year commencing after its ceases to have such activities subject to rate regulation; and

(d)	the effective date prescribed by the International Accounting Standards Board for the mandatory application of a standard within International Financial Reporting Standards specific to entities with activities subject to rate regulation.

The exemptive relief was requested: (i) due to continuing uncertainty of accounting treatment and lack of a specific mandatory standard for entities with activities subject to rate regulation under International Financial Reporting Standards; (ii) because U.S. GAAP provides a more suitable set of accounting principles for entities with activities subject to rate regulation and is more consistent with those prescribed by the Ontario Energy Board in its Accounting Procedures Handbook for Electric Distribution Utilities; and (iii) to ensure consistency with and comparability to the financial statements of Hydro One Inc. which reports in U.S. GAAP, as well as Hydro One Limited’s industry peers that currently report in U.S. GAAP.

AGENT FOR SERVICE OF PROCESS IN CANADA

Kathryn Jackson, a director of Hydro One Limited, resides outside of Canada. Ms. Jackson will appoint Hydro One Limited, 483 Bay Street, 8th Floor, South Tower, Toronto, Ontario, M5G 2P5, Canada, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

GLOSSARY

“$” or “dollar” means Canadian Dollars.

“1933 Act” means the United States Securities Act of 1933, as amended.

“allowable capital loss” has the meaning given to such term set out under “Certain Canadian Federal Income Tax Considerations – Taxation of Holders of Common Shares – Dispositions”.

“Board” means the Board of Directors of Hydro One Limited.

“BPSAA” has the meaning given to such term set out under “Executive Compensation – Components of Compensation – Transitional Arrangements”.

“BPSECA” has the meaning given to such term set out under “Executive Compensation – Components of Compensation – Transitional Arrangements”.

“CAGR” means compound annual growth rate.

“CDM” means conservation and demand management.

“Closing Date” has the meaning given to such term set out on the cover page of this prospectus.

“Code of Conduct” has the meaning given to such term set out under “Directors and Management of the Company – Ethical Business Conduct”.

“common shares” has the meaning given to such term set out on the cover page of this prospectus.

“Corporate Governance Guidelines” has the meaning given to such term set out under “Directors and Management of the Company – Board Renewal”.

“Council” means the Premier’s Advisory Council on Government Assets.

“demand registration” has the meaning given to such term set out under “Governance and Relationship with Principal Shareholder – Province’s Ownership of Common Shares and Preferred Shares – Registration Rights Agreement”.

“Diversity Policy” has the meaning given to such term set out under “Directors and Management of the Company – Diversity”.

“DSU” has the meaning given to such term set out under “Executive Compensation – Long Term Incentive Plan – Authorized Shares”.

“Electricity Act” has the meaning given to such term set out under “Electricity Industry – Ontario’s Electricity Industry – Evolution”.

“EPSCA” means the Electrical Power Sector Construction Association.

“FSIA” means the United States Foreign Sovereign Immunities Act of 1976.

“Governance Agreement” means the governance agreement to be entered into as of the Closing Date between Hydro One Limited and the Province.

“Grant Date” has the meaning given to such term set out under “Share Grant Plans”.

“GWh” means gigawatt-hours.

“Haldimand Hydro” means Haldimand County Utilities Inc.

“Holder” has the meaning given to such term set out under “Certain Canadian Federal Income Tax Considerations”.

“Hugessen” has the meaning given to such term set out under “Executive Compensation – Compensation Consultant”.

“Human Resources Committee” has the meaning given to such term set out under “Executive Compensation – Compensation Governance – Human Resources Committee”.

“Hydro One” or the “Company” refer to Hydro One Limited, Hydro One Inc. and their subsidiaries taken together as a whole as they will exist immediately following the time of closing of this offering and the related Pre-Closing Transactions.

“Hydro One Defined Benefit Pension Plan” has the meaning given to such term set out under “Executive Compensation – Pension Plan Benefits – Existing Pension Arrangements”.

“Hydro One Entitlements” has the meaning given to such term set out under “Governance and Relationship with Principal Shareholder – Ontario Electricity Financial Corporation Indemnity”.

“IESO” means the Independent Electricity System Operator.

“kV” means kilovolt.

“kW” means kilowatt.

“kWh” means kilowatt hour.

“LDC” has the meaning given to such term set out under “Electricity Industry – Ontario’s Electricity Industry – Evolution”.

“Liquidity Facility” has the meaning given to such term set out under “Pre-Closing Transactions – Hydro One Inc. Credit Facilities”.

“Long Term Investment Plan” or “LTIP” means Hydro One’s Long Term Incentive Plan.

“management” has the meaning given to such term set out under “Meaning of Certain References”.

“Market Rules” means the rules made under section 32 of the Electricity Act that are administered by the IESO.

“Micro FIT” means the micro feed-in-tariff program of the IESO.

“MW” means megawatt.

“NEOs” has the meaning given to such term set out under “Executive Compensation – Compensation Discussion and Analysis”.

“NERC” has the meaning given to such term set out under “Electricity Industry – Ontario’s Electricity Industry – Evolution – IESO”.

“New Term Facility” has the meaning given to such term set out under “Pre-Closing Transactions – Hydro One Inc. Credit Facilities”.

“Norfolk Power” means Norfolk Power Inc.

“NPCC” means the Northeast Power Coordinating Council, Inc.

“OBCA” means the Business Corporations Act (Ontario).

“Ombudsperson’s Mandate” has the meaning given to such term set out under “Governance and Relationship with Principal Shareholder – Ombudsperson”.

“Ontario” or the “province” in lower case type refers to the Province of Ontario as a geographical area.

“Operating Credit Facility” has the meaning given to such term set out under “Pre-Closing Transactions – Hydro One Inc. Credit Facilities”.

“Options” has the meaning given to such term set out under “Executive Compensation – Components of Compensation – Variable Compensation – Long Term Incentives”.

“Over-Allotment Option” has the meaning given to such term set out on the cover page of this prospectus.

“PCB” means polychlorinated biphenyls.

“PILs” means payments in lieu of corporate income taxes.

“Pre-Closing Steps” has the meaning given to such term set out under “Pre-Closing Transactions – Pre-Closing Steps”.

“Proposed Amendments” has the meaning given to such term set out under “Certain Canadian Federal Income Tax Considerations”.

“Province” or the “Selling Shareholder” has the meaning given to such term set out on the cover page of this prospectus.

“PSUs” has the meaning given to such term set out under “Executive Compensation – Components of Compensation – Variable Compensation – Long Term Incentives”.

“PWU Share Grant Plan” has the meaning given to such term set out under “Share Grant Plans”.

“PWU Trusts” has the meaning given to such term set out under “Pre-Closing Transactions – Share Purchase Arrangements with the Province”.

“Registration Rights Agreement” means the registration rights agreement to be entered into as of the Closing Date between Hydro One Limited and the Province.

“Reserve” means a “reserve” as that term is defined in the Indian Act (Canada).

“RRFE” has the meaning given to such term set out under “Business of Hydro One – Distribution Business – Regulation – Distribution Rates”.

“RRIF” has the meaning given to such term set out under “Eligibility for Investment”.

“RRSP” has the meaning given to such term set out under “Eligibility for Investment”.

“RSUs” has the meaning given to such term set out under “Executive Compensation – Components of Compensation – Variable Compensation – Long Term Incentives”.

“SAR” has the meaning given to such term set out under “Executive Compensation – Long Term Incentive Plan – Authorized Shares”.

“SEC” means the United States Securities and Exchange Commission.

“Share Ownership Restrictions” has the meaning given to such term set out under “Governance and Relationship with Principal Shareholder – 10% Ownership Restriction”.

“shares” has the meaning given to such term set out under “Governance and Relationship with Principal Shareholder – Province’s Ownership of Common Shares and Preferred Shares – Registration Rights Agreement”.

“Short Term Incentive Plan” or “STIP” has the meaning given to such term set out under “Executive Compensation – Components of Compensation – Variable Compensation – Short Term Incentives”.

“Small FIT” means the small feed-in-tariff program of the IESO.

“Smaller Subgroup S&P/TSX60” has the meaning given to such term set out under “Executive Compensation – Benchmarking and Pay Positioning for New Chief Executive Officer and New Chief Financial Officer”

“Society Share Grant Plan” has the meaning given to such term set out under “Share Grant Plans”.

“Society Trusts” has the meaning given to such term set out under “Pre-Closing Transactions – Province’s Share Purchase Arrangements”.

“Special Board Resolution” has the meaning given to such term set out under “Governance and Relationship with Principal Shareholder – Governance Agreement – Board Approvals Requiring a Special Resolution of the Directors – Annual Confirmation of Chair and Chief Executive Officer”.

“Specified Provincial Entity” means (1)(a) the Ontario Financing Authority, (b) the IESO, (c) Ontario Power Generation Inc., (d) the Electrical Safety Authority, (e) Ontario Electricity Financial Corporation, (f) Infrastructure Ontario, or (g) a subsidiary of, or a person controlled by, any organization listed in (a) to (f); and (2) the Ontario Energy Board.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder.

“taxable capital gain” has the meaning given to such term set out under “Certain Canadian Federal Income Tax Considerations – Taxation of Holders of Common Shares – Dispositions”.

“TFSA” has the meaning given to such term set out under “Eligibility for Investment”.

“Trusts” has the meaning given to such term set out under “Pre-Closing Transactions – Share Purchase Arrangements with the Province”.

“TSX” has the meaning given to such term set out on the cover page of this prospectus.

“TWh” means terawatt-hours.

“UMIR” means the Universal Market Integrity Rules for Canadian Marketplaces.

“Underwriters” has the meaning given to such term set out on the cover page of this prospectus.

“Underwriters’ Fee” has the meaning given to such term set out on the cover page of this prospectus.

“Underwriting Agreement” has the meaning given to such term set out under “Plan of Distribution”.

“U.S.” means United States of America.

“U.S.$” means U.S. dollars.

“U.S. GAAP” means United States Generally Accepted Accounting Principles.

“Voting Securities” means a security of Hydro One Limited carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

“Woodstock Hydro” means Woodstock Hydro Holdings Inc.

HYDRO ONE LIMITED

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Hydro One Limited

We have audited the accompanying financial statements of Hydro One Limited, which comprise the balance sheet as at August 31, 2015, statements of changes in equity and cash flows for the one day period ended August 31, 2015 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with United States Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Hydro One Limited financial statements present fairly, in all material respects, the financial position of Hydro One Limited as at August 31, 2015 and its results of operations and its cash flows for the one day period ended August 31, 2015 in accordance with United States Generally Accepted Accounting Principles.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

    ●    , 2015

HYDRO ONE LIMITED

BALANCE SHEET

At August 31, 2015

(Canadian dollars)

Assets:
Cash and cash equivalents	100,000

Total assets	100,000

Subsequent Events (Note 4)

Shareholder’s equity:
Share capital (authorized: unlimited; issued: 100,000) (Note 3)	100,000

Total shareholder’s equity	100,000

On behalf of the Board of Directors:

(Signed) ●	(Signed) ●
Director	Director

See accompanying notes to Financial Statements.

HYDRO ONE LIMITED

STATEMENT OF CHANGES IN EQUITY

One day period ended August 31, 2015

(Canadian dollars)

Shareholder’s equity – beginning of period	—
Common shares issued	100,000

Shareholder’s equity – end of period	100,000

See accompanying notes to Financial Statements.

HYDRO ONE LIMITED

STATEMENT OF CASH FLOWS

One day period ended August 31, 2015

(Canadian dollars)

Financing activity
Proceeds from common shares issued	100,000

Increase in cash	100,000
Cash – beginning of period	—

Cash – end of period	100,000

See accompanying notes to Financial Statements.

HYDRO ONE LIMITED

NOTES TO FINANCIAL STATEMENTS

One day period ended August 31, 2015

(Canadian dollars)

1.	DESCRIPTION OF THE BUSINESS

Hydro One Limited (Hydro One or the Company), was incorporated on August 31, 2015, under the Business Corporations Act (Ontario) and issued 100,000 common shares to the Province of Ontario (the Province) on that date. The Company was formed for the purpose of completing a public offering of its common shares.

The Company’s registered and head offices are located at 483 Bay Street, 8th Floor, South Tower, Toronto, Ontario M5G 2P5.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars.

Hydro One performed an evaluation of subsequent events through to     ●    , 2015, the date these Financial Statements were available to be issued, to determine whether any events or transactions warranted recognition and disclosure in these Financial Statements. See Note 4 – Subsequent Events.

Cash

Cash consists of cash on hand.

3.	SHARE CAPITAL

Common Shares

The Company is authorized to issue an unlimited number of common shares. The Company has 100,000 issued and outstanding common shares.

4.	SUBSEQUENT EVENTS

Equity Compensation Plans

On     ●    , 2015 the Company adopted two share grant plans, one for the benefit of members of the Power Workers’ Union (the PWU Plan) and one for the benefit of The Society of Energy Professionals (the Society Plan, and together with the PWU Plan, the Plans). The Plans provide for the issuance of common shares to certain members of these unions for up to a twelve year period commencing April 1, 2017 for the PWU Plan and commencing April 1, 2018 for the Society Plan.

Public Offering

The Company filed a final prospectus by way of a secondary offering on     ●    , 2015 for the sale to the public of    ●     common shares held by the Province at a price of $    ●     per share (the Public Offering), payable on closing for aggregate gross proceeds of $     ●    , subject to the terms of an underwriting agreement. The underwriters of the Public Offering were granted an over-allotment option, exercisable, in whole or in part, at the sole discretion of the underwriters, for a period of 30 days from the closing of the Public Offering, to purchase up to an additional     ●     common shares for aggregate gross proceeds of $     ●    . The Company did not receive any proceeds from this Public Offering.

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)

For the three and six months ended June 30, 2015 and 2014

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except per share amounts)	2015	2014	2015	2014
Revenues
Distribution (includes related party revenues of $40 (2014 – $40) and $80 (2014 – $80) for three and six months ended June 30, respectively) (Note 14)	1,185	1,170	2,574	2,497
Transmission (includes related party revenues of $364 (2014 – $371) and $770 (2014 – $782) for three and six months ended June 30, respectively) (Note 14)	364	382	770	804
Other	14	14	27	29

	1,563	1,566	3,371	3,330

Costs
Purchased power (includes related party costs of $475 (2014 – $574) and $1,274 (2014 – $1,368) for three and six months ended June 30, respectively) (Note 14)	838	824	1,808	1,746
Operation, maintenance and administration (Note 14)	282	334	560	645
Depreciation and amortization	190	181	377	348

	1,310	1,339	2,745	2,739

Income before financing charges and provision for payments in lieu of corporate income taxes	253	227	626	591
Financing charges	93	95	187	185

Income before provision for payments in lieu of corporate income taxes	160	132	439	406
Provision for payments in lieu of corporate income taxes (Notes 5, 14)	23	17	68	51

Net income	137	115	371	355
Net income attributable to noncontrolling interest (Note 13)	1	—	3	—

Net income attributable to Shareholder of Hydro One Inc.	136	115	368	355

Other comprehensive income	—	—	—	—

Comprehensive income	137	115	371	355
Comprehensive income attributable to noncontrolling interest (Note 13)	1	—	3	—

Comprehensive income attributable to Shareholder of Hydro One Inc.	136	115	368	355

Basic and fully diluted earnings per common share (Canadian dollars) (Note 11)	1,308	1,099	3,594	3,456

Dividends per common share declared (Canadian dollars) (Note 12)	250	250	500	2,196

See accompanying notes to Consolidated Financial Statements (unaudited).

F-7

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (unaudited)

At June 30, 2015 and December 31, 2014

(millions of Canadian dollars)	June 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents (Note 8)	270	100
Accounts receivable (net of allowance for doubtful accounts – $76; 2014 – $66) (Note 6)	1,013	1,016
Due from related parties (Note 14)	177	224
Regulatory assets	43	31
Materials and supplies	26	23
Deferred income tax assets	19	19
Derivative instruments (Note 8)	1	2
Prepaid expenses and other assets	35	35

	1,584	1,450

Property, plant and equipment:
Property, plant and equipment in service	25,886	25,356
Less: accumulated depreciation	9,398	9,134

	16,488	16,222
Construction in progress	1,258	1,025
Future use land, components and spares	161	154

	17,907	17,401

Other long-term assets:
Regulatory assets	3,170	3,200
Intangible assets (net of accumulated amortization – $331; 2014 – $305)	258	276
Goodwill (Note 4)	199	173
Deferred debt issuance costs	36	36
Deferred income tax assets	6	7
Other	7	7

	3,676	3,699

Total assets	23,167	22,550

See accompanying notes to Consolidated Financial Statements (unaudited).

F-8

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (unaudited) (continued)

At June 30, 2015 and December 31, 2014

(millions of Canadian dollars, except number of shares)	June 30, 2015	December 31, 2014
Liabilities
Current liabilities:
Bank indebtedness (Note 8)	—	2
Accounts payable	184	173
Accrued liabilities (Notes 9, 10)	639	611
Due to related parties (Note 14)	52	227
Accrued interest	99	100
Regulatory liabilities	18	47
Derivative instruments (Note 8)	3	3
Long-term debt payable within one year (includes $251 measured at fair value; 2014 – $252) (Notes 7, 8)	1,017	552

	2,012	1,715

Long-term debt (includes $50 measured at fair value; 2014 – nil) (Notes 7, 8)	8,273	8,373
Other long-term liabilities:
Post-retirement and post-employment benefit liability (Note 9)	1,569	1,533
Deferred income tax liabilities	1,380	1,313
Pension benefit liability (Note 9)	1,228	1,236
Environmental liabilities (Note 10)	207	221
Regulatory liabilities	200	168
Net unamortized debt premiums	18	18
Asset retirement obligations	9	9
Long-term accounts payable and other liabilities	14	17

	4,625	4,515

Total liabilities	14,910	14,603

Contingencies and Commitments (Notes 16, 17)
Subsequent Events (Note 19)
Preferred shares (authorized: unlimited; issued: 12,920,000) (Notes 11, 12)	323	323
Noncontrolling interest subject to redemption (Note 13)	21	21
Equity
Common shares (authorized: unlimited; issued: 100,000) (Notes 11, 12)	3,314	3,314
Retained earnings	4,558	4,249
Accumulated other comprehensive loss	(9)	(9)
Noncontrolling interest (Note 13)	50	49

Total equity	7,913	7,603

	23,167	22,550

See accompanying notes to Consolidated Financial Statements (unaudited).

F-9

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

For the six months ended June 30, 2015 and 2014

Six months ended June 30, 2015 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest (Note 13)	Total Equity
January 1, 2015	3,314	4,249	(9)	49	7,603
Net income	—	368	—	2	370
Other comprehensive income	—	—	—	—	—
Distributions to noncontrolling interest	—	—	—	(1)	(1)
Dividends on preferred shares	—	(9)	—	—	(9)
Dividends on common shares	—	(50)	—	—	(50)

June 30, 2015	3,314	4,558	(9)	50	7,913

Six months ended June 30, 2014 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Equity
January 1, 2014	3,314	3,787	(9)	—	7,092
Net income	—	355	—	—	355
Other comprehensive income	—	—	—	—	—
Dividends on preferred shares	—	(9)	—	—	(9)
Dividends on common shares	—	(220)	—	—	(220)

June 30, 2014	3,314	3,913	(9)	—	7,218

See accompanying notes to Consolidated Financial Statements (unaudited).

F-10

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three and six months ended June 30, 2015 and 2014

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2015	2014	2015	2014
Operating activities
Net income	137	115	371	355
Environmental expenditures	(5)	(4)	(9)	(7)
Adjustments for non-cash items:
Depreciation and amortization (excluding removal costs)	162	155	332	306
Regulatory assets and liabilities	(16)	(89)	72	(26)
Deferred income taxes	1	2	3	8
Other	1	2	3	2
Changes in non-cash balances related to operations (Note 15)	7	4	(59)	(304)

Net cash from operating activities	287	185	713	334

Financing activities
Long-term debt issued	350	453	350	628
Dividends paid	(30)	(30)	(59)	(229)
Distributions paid to noncontrolling interest	(2)	—	(2)	—
Change in bank indebtedness	(35)	20	(2)	4
Other	(1)	(2)	(1)	(3)

Net cash from financing activities	282	441	286	400

Investing activities
Capital expenditures (Note 15)
Property, plant and equipment	(418)	(357)	(757)	(644)
Intangible assets	(4)	(10)	(9)	(15)
Net cash paid for Haldimand Hydro	(58)	—	(58)	—
Other	—	(1)	(5)	(1)

Net cash used in investing activities	(480)	(368)	(829)	(660)

Net change in cash and cash equivalents	89	258	170	74
Cash and cash equivalents, beginning of period	181	381	100	565

Cash and cash equivalents, end of period	270	639	270	639

See accompanying notes to Consolidated Financial Statements (unaudited).

F-11

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the three and six months ended June 30, 2015 and 2014

1.	DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by the Province of Ontario (Province). The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario. The electricity rates of these businesses are regulated by the Ontario Energy Board (OEB).

The demand for electricity generally follows normal weather-related variations, and therefore the Company’s energy-related revenues, all other things being equal, will tend to be higher in the first and third quarters than in the second and fourth quarters.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These unaudited interim Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries, including Hydro One Networks Inc. (Hydro One Networks), Hydro One Remote Communities Inc. (Hydro One Remote Communities), Hydro One Brampton Networks Inc. (Hydro One Brampton), Hydro One Telecom Inc., Hydro One Lake Erie Link Management Inc., Municipal Billing Services Inc. (previously Hydro One Lake Erie Link Company Inc.), Norfolk Power Distribution Inc. (NPDI), Norfolk Energy Inc. and Hydro One B2M Holdings Inc. Intercompany transactions and balances have been eliminated.

Basis of Accounting

These unaudited interim Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars. These unaudited interim Consolidated Financial Statements do not contain all disclosures required by US GAAP for annual audited consolidated financial statements. Accordingly, they should be read in conjunction with the Company’s annual Consolidated Financial Statements as at, and for the year ended December 31, 2014. In particular, the Company’s significant accounting policies are presented in Note 2 to the annual Consolidated Financial Statements and have been applied consistently in the preparation of these unaudited interim Consolidated Financial Statements. In the opinion of management, these unaudited interim Consolidated Financial Statements include all adjustments that are necessary to fairly state the financial position and results of operations of Hydro One as at, and for the three and six months ended June 30, 2015. Financial results for this interim period are not necessarily indicative of results that may be expected for any other interim periods or for the year ending December 31, 2015.

Hydro One performed an evaluation of subsequent events through to August 11, 2015, the date these unaudited interim Consolidated Financial Statements were issued, to determine whether any events or transactions warranted recognition and disclosure in these unaudited interim Consolidated Financial Statements. See Note 19 – Subsequent Events.

Rate Setting

The Company’s Transmission Business includes the transmission business of Hydro One Networks, as well as its ownership interest in B2M Limited Partnership (B2M LP). The Company’s consolidated Distribution Business includes the distribution business of Hydro One Networks, as well as the subsidiaries Hydro One Brampton, Hydro One Remote Communities, and NPDI.

Transmission

On September 16, 2014, Hydro One Networks filed an application with the OEB for 2015 and 2016 transmission rates. On January 8, 2015, the OEB approved the 2015 Hydro One transmission rates revenue requirement, excluding the B2M LP revenue requirement, of $1,477 million and the 2016 revenue requirement of $1,516 million, subject to adjustments for the cost of capital parameters.

F-12

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

On October 24, 2014, B2M LP filed an application with the OEB for an interim transmission rate, seeking approval for a revenue requirement of $42 million in 2015. The interim Rate Order was approved by the OEB on December 11, 2014. On March 30, 2015, B2M LP filed a full cost-of-service application for 2015-2019 transmission rates. In its application, B2M LP is seeking approval of a revenue requirement of $43 million for 2015, $45 million for 2016, $46 million for 2017, $47 million for 2018, and $47 million for 2019.

On June 30, 2015, B2M LP was re-financed with debt bearing interest at a lower coupon rate. This has lowered the B2M LP revenue requirement. As a result of the reduced cost of debt, B2M LP’s requested revenue requirement was amended to $39 million for 2015, $36 million for 2016, $37 million for 2017, $38 million for 2018, and $37 million for 2019. As part of its application, B2M LP is seeking the recovery of its initial start-up costs totaling $8 million over the 2016 to 2019 test years at a rate of $2 million per year.

Distribution

On December 19, 2013, Hydro One Networks filed a 2015-2019 distribution custom rate application with the OEB, for rates effective January 1 of each test year. On December 18, 2014, the OEB issued a Decision and interim Rate Order approving the 2014 distribution rates as interim 2015 rates effective January 1, 2015. On March 12, 2015, the OEB issued a Decision and Rate Order approving a revenue requirement of $1,326 million for 2015, $1,435 million for 2016 and $1,491 million for 2017. The rates for 2015 are effective on May 1, 2015, and are retroactive to January 1, 2015. The rates for 2016 and 2017 are estimates that may change based on 2016 and 2017 Rate Orders. On April 23, 2015, the Final Rate Order was approved by the OEB.

On April 23, 2014, Hydro One Brampton Networks filed a cost-of-service application with the OEB for 2015 distribution rates. The 2015 distribution rate application was seeking the approval of a revenue requirement of approximately $74 million for 2015. In its application, Hydro One Brampton Networks also requested OEB approval for retail transmission service rates and the approval of rate riders to dispose of certain deferral and variance accounts. On December 18, 2014, the OEB approved a revenue requirement of $72 million. On January 15, 2015, the OEB issued its final Rate Order approving the application.

On September 24, 2014, Hydro One Remote Communities filed an Incentive Regulation Mechanism (IRM) application with the OEB for 2015 rates, seeking approval for increased base rates for the distribution and generation of electricity of 1.7%. On March 19, 2015, the OEB approved an increase of approximately 1.6% to basic rates for the distribution and generation of electricity, with an effective date of May 1, 2015.

3.	NEW ACCOUNTING PRONOUNCEMENTS

Recent Accounting Guidance Not Yet Adopted

In January 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. This ASU eliminates the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary and to show the item separately in the income statement. This ASU is effective for fiscal years, and interim periods within these years, beginning after December 15, 2015. The adoption of this ASU is not anticipated to have an impact on the company’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This ASU provides guidance about the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The Company is currently assessing the impact of adoption of ASU 2015-02 on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The recognition and measurement guidance

F-13

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

for debt issuance costs are not affected. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Upon adoption of this ASU in the first quarter of 2016, the Company’s deferred debt issuance costs that are currently presented under other long-term assets will be reclassified as a deduction from the carrying amount of long-term debt.

In April 2015, the FASB issued ASU 2015-04, Compensation – Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. This ASU permits an entity with a fiscal year-end that does not coincide with a month-end and an entity that has a significant event in an interim period that calls for a remeasurement of defined benefit plan assets and obligations to measure the defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end. This ASU is effective for fiscal years, and interim periods within these years, beginning after December 15, 2015. The adoption of this ASU is not anticipated to have an impact on the company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. This ASU provides guidance to customers about whether a cloud computing arrangement includes a software license, as well as the related accounting for the arrangement. This ASU is effective for fiscal years, and interim periods within these years, beginning after December 15, 2015. The Company is currently assessing the impact of adoption of ASU 2015-05 on its consolidated financial statements.

4.	BUSINESS COMBINATIONS

Acquisition of Haldimand Hydro

On June 30, 2015, Hydro One acquired 100% of the common shares of Haldimand County Utilities Inc. (Haldimand Hydro), an electricity distribution company located in southwestern Ontario. The total purchase price for Haldimand Hydro is approximately $65 million.

The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

(millions of Canadian dollars)
Cash and cash equivalents	5
Working capital	4
Property, plant and equipment	48
Deferred income tax assets	1
Goodwill	26
Long-term debt	(16)
Regulatory liabilities	(3)

65

The preliminary determination of the fair value of assets acquired and liabilities assumed has been based upon the most recent available information for Haldimand Hydro, management’s preliminary estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed.

The Company has not yet completed the final fair value measurements as at June 30, 2015. In addition, the purchase agreement provides for final purchase price adjustments based on agreed working capital and other balances at the acquisition date which have not yet been determined. The Company will continue to review information and perform further analysis prior to finalizing the total purchase price and the fair values of the assets acquired and liabilities assumed. The actual total purchase price and the fair values of the assets acquired and liabilities assumed may differ from the amounts above.

Goodwill arising from the Haldimand Hydro acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Haldimand Hydro. All of the goodwill was assigned to Hydro One’s Distribution Business segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

F-14

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

All costs related to the acquisition have been expensed through the consolidated statements of operations and comprehensive income. The disclosure of Haldimand Hydro’s pro forma information has been deemed immaterial to the Company’s consolidated financial results for the three and six months ended June 30, 2015.

Acquisition of Norfolk Power

On August 29, 2014, Hydro One acquired 100% of the common shares of Norfolk Power Inc. (Norfolk Power), an electricity distribution and telecom company located in southwestern Ontario. The total purchase price for Norfolk Power, net of the long-term debt assumed and adjusted for working capital and other closing adjustments, was approximately $68 million. The purchase agreement provided for final purchase price adjustments based on agreed working capital and other balances at the acquisition date. The purchase price has been finalized during the six months ended June 30, 2015, with no adjustments to the preliminary purchase price allocation as disclosed at December 31, 2014.

Woodstock Hydro Purchase Agreement

On May 21, 2014, Hydro One reached an agreement with the City of Woodstock to acquire 100% of the common shares of Woodstock Hydro Holdings Inc. (Woodstock Hydro), an electricity distribution company located in southwestern Ontario. The acquisition is pending a regulatory decision from the OEB. The purchase price for Woodstock Hydro will be approximately $29 million, subject to final closing adjustments. The transaction is anticipated to be completed in 2015.

5.	PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The current provision for payments in lieu of corporate income taxes (PILs) is remitted to, or received from, the Ontario Electricity Financial Corporation (OEFC). At June 30, 2015, $10 million due from the OEFC was included in due from related parties on the interim Consolidated Balance Sheet (December 31, 2014 – $39 million). The total provision for PILs using the liability method of accounting includes deferred income taxes that are not expected to be recovered from ratepayers. Deferred PILs balances expected to be recovered from ratepayers result in regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates.

For the six months ended June 30, 2015, the Company’s overall effective tax rate of 15.49% differed from the enacted statutory rate of 26.50% primarily due to the temporary differences included in the rate-setting process, such as capital cost allowance in excess of depreciation, deductions for pension payments made in excess of amounts expensed for accounting purposes, and interest deducted for tax purposes in excess of interest expensed for accounting purposes.

6.	ACCOUNTS RECEIVABLE

(millions of Canadian dollars)	June 30, 2015	December 31, 2014
Accounts receivable – billed	498	496
Accounts receivable – unbilled	591	586

Accounts receivable, gross	1,089	1,082
Allowance for doubtful accounts	(76)	(66)

Accounts receivable, net	1,013	1,016

The following tables show the movements in the allowance for doubtful accounts for the six months ended June 30, 2015 and the year ended December 31, 2014:

Six months ended June 30, 2015 (millions of Canadian dollars)
Allowance for doubtful accounts – January 1, 2015	(66)
Write-offs	18
Additions to allowance for doubtful accounts	(28)

Allowance for doubtful accounts – June 30, 2015	(76)

F-15

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

Year ended December 31, 2014 (millions of Canadian dollars)
Allowance for doubtful accounts – January 1, 2014	(36)
Write-offs	24
Additions to allowance for doubtful accounts	(54)

Allowance for doubtful accounts – December 31, 2014	(66)

7.	DEBT AND CREDIT AGREEMENTS

Short-Term Notes

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1 billion. These short-term notes are denominated in Canadian dollars with varying maturities not exceeding 365 days. Hydro One had no commercial paper borrowings outstanding as at June 30, 2015 or December 31, 2014.

Hydro One has a $1.5 billion committed and unused revolving standby credit facility with a syndicate of banks, maturing in June 2020. If used, interest on the facility would apply based on Canadian benchmark rates. This credit facility is unsecured and supports the Company’s Commercial Paper Program. The Company may use the credit facility for general corporate purposes, including meeting short-term funding requirements. The obligation of each lender to make any credit extension to the Company under its credit facility is subject to various conditions including, among other things, that no event of default has occurred or would result from such credit extension.

Long-Term Debt

The Company issues notes for long-term financing under its Medium-Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under this program is $3 billion. At June 30, 2015, $837 million remained available for issuance until October 2015.

The following table presents the outstanding long-term debt at June 30, 2015 and December 31, 2014:

(millions of Canadian dollars)	June 30, 2015	December 31, 2014
Notes and debentures	9,289	8,923
Add: Unrealized mark-to-market loss[1]	1	2
Less: Long-term debt payable within one year	(1,017)	(552)

Long-term debt	8,273	8,373

[1]	The unrealized mark-to-market loss relates to $250 million of the Series 21 notes due 2015. The unrealized mark-to-market loss is offset by a $1 million (December 31, 2014 – $2 million) unrealized mark-to-market gain on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges. See Note 8 – Fair Value of Financial Instruments and Risk Management for details of fair value hedges.

On April 30, 2015, Hydro One issued $350 million notes (MTN Series 33 notes) under its MTN Program, with a maturity date of April 30, 2020 and a coupon rate of 1.62%.

Long-term debt totalling $16 million was assumed by Hydro One as part of the Haldimand Hydro acquisition. It has been classified as current at June 30, 2015, and has been repaid in July 2015.

The long-term debt is unsecured and denominated in Canadian dollars. The long-term debt is summarized by the number of years to maturity in Note 8 – Fair Value of Financial Instruments and Risk Management.

F-16

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.

Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

Non-Derivative Financial Assets and Liabilities

At June 30, 2015 and December 31, 2014, the Company’s carrying amounts of accounts receivable, due from related parties, cash and cash equivalents, bank indebtedness, accounts payable, and due to related parties are representative of fair value because of the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at June 30, 2015 and December 31, 2014 are as follows:

	June 30, 2015		December 31, 2014
(millions of Canadian dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt
$250 million of MTN Series 21 notes[1]	251	251	252	252
$50 million of MTN Series 33 notes[1]	50	50	—	—
Other notes and debentures[2]	8,989	10,394	8,673	10,159

	9,290	10,695	8,925	10,411

[1]	The fair value of $250 million of the MTN Series 21 notes and $50 million of the MTN Series 33 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).
[2]	The fair value of other notes and debentures, and the portions of the MTN Series 21 notes and the MTN Series 33 notes that are not subject to hedging, represents the market value of the notes and debentures and is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

Fair Value Measurements of Derivative Instruments

At June 30, 2015, the Company had interest-rate swaps totalling $300 million (December 31, 2014 – $250 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. The Company’s fair value hedge exposure was equal to approximately 3% (December 31, 2014 – 3%) of its total long-term debt of $9,290 million (December 31, 2014 – $8,925 million). At June 30, 2015, the Company had the following interest-rate swaps designated as fair value hedges:

F-17

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

(a)	two $125 million fixed-to-floating interest-rate swap agreements to convert $250 million of the $500 million MTN Series 21 notes maturing September 11, 2015 into three-month variable rate debt; and

(b)	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt.

At June 30, 2015, the Company also had interest-rate swaps and forward rate agreements with a total notional value of $470 million (December 31, 2014 – $409 million) classified as undesignated contracts. The undesignated contracts consist of the following:

(c)	a $150 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on a portion of the above fixed-to-floating interest-rate swaps from December 11, 2014 to September 11, 2015;

(d)	a $137 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on $137 million of the $228 million floating-rate MTN Series 31 notes from December 22, 2014 to December 21, 2015;

(e)	a $30 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on $30 million of the $50 million floating-rate MTN Series 27 notes from March 3, 2015 to December 3, 2015;

(f)	a $30 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on the $50 million floating-rate MTN Series 22 notes from January 26, 2015 to July 24, 2015;

(g)	a $20 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on $20 million of the $50 million floating-rate MTN Series 27 notes from June 3, 2015 to December 3, 2015;

(h)	a $91 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on $91 million of the $228 million floating-rate MTN Series 31 notes from June 22, 2015 to December 21, 2015; and

(i)	three interest-rate swaps with a total notional value of $12 million that were assumed as part of the Norfolk Power acquisition. These swaps consist of $8 million and $2 million floating-to-fixed interest-rate swap agreements maturing on September 20, 2029, and a $2 million floating-to-fixed interest-rate swap agreement maturing on September 20, 2019.

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at June 30, 2015 and December 31, 2014 was as follows:

June 30, 2015 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	270	270	270	—	—
Derivative instruments
Fair value hedges – interest-rate swaps	1	1	—	1	—

	271	271	270	1	—

Liabilities:
Derivative instruments
Undesignated contracts – interest-rate swaps	3	3	—	3	—
Long-term debt	9,290	10,695	—	10,695	—

	9,293	10,698	—	10,698	—

F-18

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

December 31, 2014 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	100	100	100	—	—
Derivative instruments
Fair value hedges – interest-rate swaps	2	2	—	2	—

	102	102	100	2	—

Liabilities:
Bank indebtedness	2	2	2	—	—
Derivative instruments
Undesignated contracts – interest-rate swaps	3	3	—	3	—
Long-term debt	8,925	10,411	—	10,411	—

	8,930	10,416	2	10,414	—

Cash and cash equivalents include cash and short-term investments. At June 30, 2015, short-term investments consisted of bankers’ acceptances and money market funds totalling $238 million (December 31, 2014 – $nil). The carrying values are representative of fair value because of the short-term nature of these instruments.

The fair value of the derivative instruments is determined using inputs other than quoted prices that are observable for these assets. The fair value is primarily based on the present value of future cash flows using a swap yield curve to determine the assumptions for interest rates.

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no significant transfers between any of the fair value levels during the six months ended June 30, 2015 or the year ended December 31, 2014.

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss that results from changes in commodity prices, foreign exchange rates and interest rates. The Company does not have commodity risk. The Company does have foreign exchange risk as it enters into agreements to purchase materials and equipment associated with capital programs and projects that are settled in foreign currencies. This foreign exchange risk is not material, although the Company could in the future decide to issue foreign currency-denominated debt which would be hedged back to Canadian dollars consistent with its risk management policy.

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. In addition, the Company may utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.

F-19

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three and six months ended June 30, 2015 and 2014 are included in financing charges as follows:

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2015	2014	2015	2014
Unrealized loss (gain) on hedged debt	(1)	(3)	(1)	(5)
Unrealized loss (gain) on fair value interest-rate swaps	1	3	1	5

Net unrealized loss (gain)	—	—	—	—

At June 30, 2015, Hydro One had $300 million (December 31, 2014 – $250 million) of notional amounts of fair value hedges outstanding related to interest-rate swaps, with assets at fair value of $1 million (December 31, 2014 – $2 million). During the six months ended June 30, 2015 and 2014, there was no significant impact on the results of operations as a result of any ineffectiveness attributable to fair value hedges.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At June 30, 2015 and December 31, 2014, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a significant amount of revenue from any single customer. At June 30, 2015 and December 31, 2014, there was no significant accounts receivable balance due from any single customer.

At June 30, 2015, the Company’s provision for bad debts was $76 million (December 31, 2014 – $66 million). Adjustments and write-offs were determined on the basis of a review of overdue accounts, taking into consideration historical experience. At June 30, 2015, approximately 7% of the Company’s net accounts receivable were aged more than 60 days (December 31, 2014 – 6%).

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly-rated counterparties; limiting total exposure levels with individual counterparties consistent with the Company’s Board-approved Credit Risk Policy; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. Counterparty credit limits are based on an internal credit review that considers a variety of factors, including the results of a scoring model, leverage, liquidity, profitability, credit ratings and risk management capabilities. The determination of credit exposure for a particular counterparty is the sum of current exposure plus the potential future exposure with that counterparty. The current exposure is calculated as the sum of the principal value of money market exposures and the market value of all contracts that have a positive mark-to-market position on the measurement date. The Company would offset the positive market values against negative values with the same counterparty only where permitted by the existence of a legal netting agreement such as an International Swap Dealers Association master agreement. The potential future exposure represents a safety margin to protect against future fluctuations of interest rates, currencies, equities, and commodities. It is calculated based on factors developed by the Bank of International Settlements, following extensive historical analysis of random fluctuations of interest rates and currencies. To the extent that a counterparty’s margining thresholds are exceeded, the counterparty is required to post collateral with the Company as specified in each agreement. The Company monitors current and forward credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the interim Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At June 30, 2015, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was $3 million (December 31, 2014 – $3 million). At June 30, 2015, Hydro One’s credit exposure for all derivative instruments, and

F-20

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

applicable payables and receivables, had a credit rating of investment grade, with five financial institutions as the counterparties.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the revolving standby credit facility of $1,500 million. The short-term liquidity under the Commercial Paper Program, and anticipated levels of funds from operations should be sufficient to fund normal operating requirements.

At June 30, 2015, accounts payable and accrued liabilities in the amount of $823 million (December 31, 2014 – $784 million) were expected to be settled in cash at their carrying amounts within the next 12 months.

At June 30, 2015, Hydro One had issued long-term debt in the principal amount of $9,289 million (December 31, 2014 – $8,923 million). Principal repayments, total annual interest payments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

	Long-term Debt Principal Repayments	Total Annual Interest Payments	Weighted Average Interest Rate
Years to Maturity	(millions of Canadian dollars)	(millions of Canadian dollars)	(%)
1 year	1,016	416	3.6
2 years	50	387	1.4
3 years	600	371	5.2
4 years	978	344	2.4
5 years	650	331	2.9

	3,294	1,849	3.4
6 – 10 years	600	1,505	3.2
Over 10 years	5,395	4,227	5.4

	9,289	7,581	4.6

9.	PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Estimated 2015 annual pension plan contributions are approximately $174 million, based on an actuarial valuation as at December 31, 2013 and projected levels of 2015 pensionable earnings. Employer contributions of $89 million were paid during the six months ended June 30, 2015.

The following tables provide the components of the net periodic benefit costs for the three and six months ended June 30, 2015 and 2014:

	Pension Benefits		Post-Retirement and Post- Employment Benefits
Three months ended June 30 (millions of Canadian dollars)	2015	2014	2015	2014
Current service cost, net of employee contributions	37	27	11	10
Interest cost	76	78	16	19
Expected return on plan assets, net of expenses[1]	(102)	(92)	—	—
Actuarial loss amortization	30	26	3	5

Net periodic benefit costs	41	39	30	34

Charged to results of operations[2]	22	22	14	15

F-21

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

	Pension Benefits		Post-Retirement and Post- Employment Benefits
Six months ended June 30 (millions of Canadian dollars)	2015	2014	2015	2014
Current service cost, net of employee contributions	74	55	22	20
Interest cost	152	156	32	38
Expected return on plan assets, net of expenses[1]	(204)	(184)	—	—
Actuarial loss amortization	60	52	6	10
Prior service cost amortization	—	—	—	1

Net periodic benefit costs	82	79	60	69

Charged to results of operations[2]	41	41	26	30

[1]	The expected long-term rate of return on pension plan assets for the year ending December 31, 2015 is 6.5% (2014 – 6.5%).
[2]	The Company follows the cash basis of accounting consistent with the inclusion of pension costs in OEB-approved rates. During the three and six months ended June 30, 2015, pension benefit costs of $48 million (2014 – $47 million) and $90 million (2014 – $88 million), respectively, were attributed to labour, of which $22 million (2014 – $22 million) and $41 million (2014 – $41 million), respectively, were charged to operations, and $26 million (2014 – $25 million) and $49 million (2014 – $47 million), respectively, were capitalized as part of the cost of property, plant and equipment and intangible assets.

10.	ENVIRONMENTAL LIABILITIES

The following tables show the movements in environmental liabilities for the six months ended June 30, 2015 and the year ended December 31, 2014:

Six months ended June 30, 2015 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	172	67	239
Interest accretion	4	1	5
Expenditures	(5)	(4)	(9)

Environmental liabilities, June 30	171	64	235
Less: current portion	16	12	28

	155	52	207

Year ended December 31, 2014 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	201	65	266
Interest accretion	9	2	11
Expenditures	(5)	(13)	(18)
Revaluation adjustment	(33)	13	(20)

Environmental liabilities, December 31	172	67	239
Less: current portion	8	10	18

	164	57	221

The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

June 30, 2015 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	190	66	256
Less: discounting accumulated liabilities to present value	19	2	21

Discounted environmental liabilities	171	64	235

December 31, 2014 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	195	70	265
Less: discounting accumulated liabilities to present value	23	3	26

Discounted environmental liabilities	172	67	239

F-22

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

At June 30, 2015, the estimated future environmental expenditures were as follows:

(millions of Canadian dollars)
2015[1]	9
2016	37
2017	36
2018	35
2019	33
Thereafter	106

256

[1]	The amounts disclosed represent amounts for the period from July 1, 2015 to December 31, 2015.

Hydro One records a liability for the estimated future expenditures for the contaminated land assessment and remediation (LAR) and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated.

There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.3% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures.

At June 30, 2015, the Company’s best estimate of the total estimated future expenditures to comply with current PCB regulations is $190 million (December 31, 2014 – $195 million). These expenditures are expected to be incurred over the period from 2015 to 2025.

At June 30, 2015, the Company’s best estimate of the total estimated future expenditures to complete its LAR program is $66 million (December 31, 2014 – $70 million). These expenditures are expected to be incurred over the period from 2015 to 2023.

11.	SHARE CAPITAL

Preferred Shares

The Company has 12,920,000 issued and outstanding 5.5% cumulative preferred shares with a redemption value of $25 per share or $323 million total value. The Company is authorized to issue an unlimited number of preferred shares.

The Company’s preferred shares are entitled to an annual cumulative dividend of $18 million, or $1.375 per share, which is payable on a quarterly basis. The preferred shares are not subject to mandatory redemption (except on liquidation) but are redeemable in certain circumstances. The shares are redeemable at the option of the Province at the redemption value, plus any accrued and unpaid dividends, if the Province sells a number of the common shares which it owns to the public such that the Province’s holdings are reduced to less than 50% of the common shares of the Company. Hydro One may elect, without condition, to pay all or part of the redemption price by issuing additional common shares to the Province. If the Province does not exercise its redemption right, the Company would have the ability to adjust the dividend on the preferred shares to produce a yield that is 0.50% less than the then-current dividend market yield for similarly rated preferred shares. The

F-23

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

preferred shares do not carry voting rights, except in limited circumstances, and would rank in priority over the common shares upon liquidation.

These preferred shares have conditions for their redemption that are outside the control of the Company because the Province can exercise its right to redeem in the event of change in ownership without approval of the Company’s Board of Directors. Because the conditional redemption feature is outside the control of the Company, the preferred shares are classified outside of equity on the Consolidated Balance Sheets. No adjustment to the carrying value of the preferred shares has been recognized at June 30, 2015 and December 31, 2014. If it becomes probable in the future that the preferred shares will be redeemed, the redemption value would be adjusted.

Common Shares

The Company has 100,000 issued and outstanding common shares. The Company is authorized to issue an unlimited number of common shares.

Common share dividends are declared at the sole discretion of the Hydro One Board of Directors, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial conditions, cash requirements, and other relevant factors, such as industry practice and Shareholder expectations.

Earnings per Share

Basic and diluted earnings per share have been calculated on the basis of net income attributable to the Shareholder of Hydro One and the weighted average number of common shares outstanding during the year.

12.	DIVIDENDS

During the three months ended June 30, 2015, preferred share dividends in the amount of $5 million (2014 – $5 million) and common share dividends in the amount of $25 million (2014 – $25 million) were declared.

During the six months ended June 30, 2015, preferred share dividends in the amount of $9 million (2014 – $9 million) and common share dividends in the amount of $50 million (2014 – $220 million) were declared.

13.	NONCONTROLLING INTEREST

On December 16, 2014, the relevant Bruce to Milton Line transmission assets totalling $526 million were transferred from Hydro One Networks to B2M LP. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the Saugeen Ojibway Nation (SON), acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired. The SON’s initial investment in B2M LP consists of $50 million of Class A units and $22 million of Class B units.

The Class B units have a mandatory put option which requires that upon the occurrence of an enforcement event (i.e. an event of default such as a debt default by the SON or insolvency event), Hydro One purchase the Class B units of B2M LP for net book value on the redemption date. The noncontrolling interest relating to the Class B units is classified on the Consolidated Balance Sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity.

F-24

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

The following tables show the movements in noncontrolling interest for the six months ended June 30, 2015 and the year ended December 31, 2014:

Six months ended June 30, 2015 (millions of Canadian dollars)	Temporary equity	Equity	Total
Noncontrolling interest – January 1, 2015	21	49	70
Distributions to noncontrolling interest	(1)	(1)	(2)
Net income attributable to noncontrolling interest	1	2	3

Noncontrolling interest – June 30, 2015	21	50	71

Year ended December 31, 2014 (millions of Canadian dollars)	Temporary equity	Equity	Total
Noncontrolling interest – January 1, 2014	—	—	—
Amount contributed by noncontrolling interest	22	50	72
Net income (loss) attributable to noncontrolling interest	(1)	(1)	(2)

Noncontrolling interest – December 31, 2014	21	49	70

14.	RELATED PARTY TRANSACTIONS

Hydro One is owned by the Province. The OEFC, Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG) and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Province. Effective January 1, 2015, the Ontario Power Authority (OPA) and IESO have merged and are now operating as IESO.

The Province

During the three and six months ended June 30, 2015, Hydro One paid dividends to the Province totalling $30 million (2014 – $30 million) and $59 million (2014 – $229 million), respectively.

IESO

During the three and six months ended June 30, 2015, Hydro One purchased power in the amount of $471 million (2014 – $568 million) and $1,262 million (2014 – $1,343 million), respectively, from the IESO-administered electricity market.

Hydro One receives revenues for transmission services from the IESO, based on OEB-approved uniform transmission rates. Transmission revenues for the three and six months ended June 30, 2015 include $363 million (2014 – $368 million) and $768 million (2014 – $776 million), respectively, related to these services.

Hydro One receives amounts for rural rate protection from the IESO. Distribution revenues for the three and six months ended June 30, 2015 include $32 million (2014 – $32 million) and $64 million (2014 – $64 million), respectively, related to this program.

Hydro One also receives revenues related to the supply of electricity to remote northern communities from the IESO. Distribution revenues for the three and six months ended June 30, 2015 include $8 million (2014 – $8 million) and $16 million (2014 – $16 million), respectively, related to these services.

The IESO (OPA prior to January 1, 2015) funds substantially all of the Company’s conservation and demand management programs. The funding includes program costs, incentives, and management fees. During the three and six months ended June 30, 2015, Hydro One received $11 million (2014 – $14 million) and $23 million (2014 – $21 million), respectively, related to these programs.

F-25

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

OPG

During the three and six months ended June 30, 2015, Hydro One purchased power in the amount of $2 million (2014 – $4 million) and $8 million (2014 – $18 million), respectively, from OPG.

Hydro One has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. During the three and six months ended June 30, 2015, revenues related to the provision of construction and equipment maintenance services with respect to these service level agreements were $1 million (2014 – $3 million) and $3 million (2014 – $6 million), respectively, primarily for the Transmission Business. Operation, maintenance and administration costs related to the purchase of services with respect to these service level agreements were insignificant for the three months ended June 30, 2015 and 2014, and $1 million (2014 – $1 million) for the six months ended June 30, 2015.

OEFC

During the three and six months ended June 30, 2015, Hydro One made payments in lieu of corporate income taxes to the OEFC totalling $14 million (2014 – $21 million) and $32 million (2014 – $43 million), respectively.

During the three and six months ended June 30, 2015, Hydro One purchased power in the amount of $2 million (2014 – $2 million) and $4 million (2014 – $7 million), respectively, from power contracts administered by the OEFC.

During the six months ended June 30, 2015, Hydro One paid a $5 million (2014 – $5 million) annual fee to the OEFC for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999.

Payments in lieu of property taxes are paid to the OEFC.

OEB

Under the Ontario Energy Board Act, 1998, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. During the three and six months ended June 30, 2015, Hydro One incurred $3 million (2014 – $3 million) and $6 million (2014 – $6 million), respectively, in OEB fees.

Sales to and purchases from related parties occur at normal market prices or at a proxy for fair value based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest free and settled in cash.

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

(millions of Canadian dollars)	June 30, 2015	December 31, 2014
Due from related parties	177	224
Due to related parties[1]	(52)	(227)

[1]	Included in due to related parties at June 30, 2015 are amounts owing to the IESO in respect of power purchases of $41 million (December 31, 2014 – $214 million).

F-26

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

15.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2015	2014	2015	2014
Accounts receivable	100	76	15	(113)
Due from related parties	21	1	47	(9)
Materials and supplies	—	2	(1)	(1)
Prepaid expenses and other assets	(3)	4	(2)	(98)
Accounts payable	19	(13)	7	(15)
Accrued liabilities	(4)	47	18	44
Due to related parties	(130)	(106)	(175)	(152)
Accrued interest	(17)	(19)	(1)	1
Long-term accounts payable and other liabilities	1	(9)	(3)	(4)
Post-retirement and post-employment benefit liability	20	21	36	43

	7	4	(59)	(304)

Capital Expenditures

The following table illustrates the reconciliation between investments in property, plant and equipment and the amount presented in the Consolidated Statements of Cash Flows after factoring in capitalized depreciation and the net change in related accruals:

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2015	2014	2015	2014
Capital investments in property, plant and equipment	(425)	(373)	(765)	(665)
Capitalized depreciation and net change in accruals included in capital investments in property, plant and equipment	7	16	8	21

Capital expenditures – property, plant and equipment	(418)	(357)	(757)	(644)

The following table illustrates the reconciliation between investments in intangible assets and the amount presented in the Consolidated Statements of Cash Flows after factoring in the net change in related accruals:

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2015	2014	2015	2014
Capital investments in intangible assets	(4)	(7)	(9)	(11)
Net change in accruals included in capital investments in intangible assets	—	(3)	—	(4)

Capital expenditures – intangible assets	(4)	(10)	(9)	(15)

Supplementary Information

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2015	2014	2015	2014
Net interest paid	122	121	207	202
PILs paid	14	21	32	43

F-27

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

16.	CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.

17.	COMMITMENTS

Outsourcing Agreements

Inergi LP (Inergi), an affiliate of Capgemini Canada Inc., provides services to Hydro One, including settlements, source to pay services, pay operations services, information technology, finance and accounting services. The agreement with Inergi for these services expires in December 2019. In addition, Inergi provides customer service operations outsourcing services to Hydro One. The agreement for these services expires in February 2018.

Brookfield Johnson Controls Canada LP (Brookfield) provides services to Hydro One, including facilities management and execution of certain capital projects as deemed required by the Company. The current agreement with Brookfield expires in December 2024.

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. As at June 30, 2015, the Company provided prudential support to the IESO on behalf of its subsidiaries using parental guarantees of $347 million (December 31, 2014 – $330 million), and on behalf of a distributor using guarantees of $1 million (December 31, 2014 – $1 million). In addition, as at June 30, 2015, the Company has provided letters of credit in the amount of $5 million (December 31, 2014 – $8 million) to the IESO. The IESO could draw on these guarantees and/or letters of credit if these subsidiaries or distributors fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for the Company’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure the Company’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. At June 30, 2015, Hydro One had letters of credit of $126 million (December 31, 2014 – $126 million) outstanding relating to retirement compensation arrangements.

F-28

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

18.	SEGMENTED REPORTING

Hydro One has three reportable segments:

•	The Transmission Business, which comprises the core business of providing electricity transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

•	The Distribution Business, which comprises the core business of delivering and selling electricity to customers; and

•	Other, which includes certain corporate activities and the operations of the telecommunications business.

The designation of segments has been based on a combination of regulatory status and the nature of the products and services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and provision for PILs from continuing operations (excluding certain allocated corporate governance costs).

The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies (see Note 2 – Significant Accounting Policies). Segment information on the above basis is as follows:

Three months ended June 30, 2015 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	364	1,185	14	1,563
Purchased power	—	838	—	838
Operation, maintenance and administration	98	168	16	282
Depreciation and amortization	94	94	2	190

Income (loss) before financing charges and provision for PILs	172	85	(4)	253

Capital investments	234	192	3	429

Three months ended June 30, 2014 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	382	1,170	14	1,566
Purchased power	—	824	—	824
Operation, maintenance and administration	105	214	15	334
Depreciation and amortization	88	91	2	181

Income (loss) before financing charges and provision for PILs	189	41	(3)	227

Capital investments	203	175	2	380

Six months ended June 30, 2015 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	770	2,574	27	3,371
Purchased power	—	1,808	—	1,808
Operation, maintenance and administration	197	334	29	560
Depreciation and amortization	188	186	3	377

Income (loss) before financing charges and provision for PILs	385	246	(5)	626

Capital investments	445	324	5	774

Six months ended June 30, 2014 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	804	2,497	29	3,330
Purchased power	—	1,746	—	1,746
Operation, maintenance and administration	220	395	30	645
Depreciation and amortization	169	175	4	348

Income (loss) before financing charges and provision for PILs	415	181	(5)	591

Capital investments	376	298	2	676

F-29

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2015 and 2014

Total Assets by Segment:

(millions of Canadian dollars)	June 30, 2015	December 31, 2014
Transmission	12,822	12,540
Distribution	9,888	9,805
Other	457	205

Total assets	23,167	22,550

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

19.	SUBSEQUENT EVENTS

Dividends

On August 11, 2015, preferred share dividends in the amount of $4 million and common share dividends in the amount of $25 million were declared.

Class Action Lawsuit

On July 22, 2015, two Toronto law firms issued a joint press release announcing that a $125 million lawsuit had been commenced in the Ontario Superior Court of Justice against Hydro One and four of its subsidiaries. The claim is proposed as a class action and alleges improper billing and account management practices. The claim has not been served on Hydro One nor has it been certified as a class action.

Power Workers’ Union Agreement

On April 14, 2015, Hydro One reached a tentative agreement with the Power Workers’ Union (PWU) for a renewal of the collective agreement. The agreement is for a three-year term, covering April 1, 2015 to March 31, 2018, subject to certain conditions. The agreement has been ratified by the PWU and the Hydro One Board of Directors in July 2015.

F-30

HYDRO ONE INC.

MANAGEMENT’S REPORT

The Consolidated Financial Statements, Management’s Discussion and Analysis (MD&A) and related financial information have been prepared by the management of Hydro One Inc. (Hydro One or the Company). Management is responsible for the integrity, consistency and reliability of all such information presented. The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles and applicable securities legislation. The MD&A has been prepared in accordance with National Instrument 51-102.

The preparation of the Consolidated Financial Statements and information in the MD&A involves the use of estimates and assumptions based on management’s judgment, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Estimates and assumptions are based on historical experience, current conditions and various other assumptions believed to be reasonable in the circumstances, with critical analysis of the significant accounting policies followed by the Company as described in Note 2 to the Consolidated Financial Statements. The preparation of the Consolidated Financial Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected. The Consolidated Financial Statements and MD&A have been properly prepared within reasonable limits of materiality and in light of information up to February 11, 2015.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In meeting its responsibility for the reliability of financial information, management maintains and relies on a comprehensive system of internal control and internal audit. The system of internal control includes a written corporate conduct policy; implementation of a risk management framework; effective segregation of duties and delegation of authorities; and sound and conservative accounting policies that are regularly reviewed. This structure is designed to provide reasonable assurance that assets are safeguarded and that reliable information is available on a timely basis. In addition, management has assessed the design and operating effectiveness of the Company’s internal control over financial reporting in accordance with the criteria set forth in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2014. The effectiveness of these internal controls is reported to the Audit, Finance and Pension Investment Committee of the Hydro One Board of Directors, as required.

The Consolidated Financial Statements have been audited by KPMG LLP, independent external auditors appointed by the Shareholder. The external auditors’ responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in accordance with United States Generally Accepted Accounting Principles. The Independent Auditors’ Report outlines the scope of their examination and their opinion.

The Hydro One Board of Directors, through its Audit, Finance and Pension Investment Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit, Finance and Pension Investment Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility and to review the Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit, Finance and Pension Investment Committee, with and without the presence of management, to discuss their audit findings, if any.

The President and Chief Executive Officer and the Chief Financial Officer (Acting) have certified Hydro One’s annual Consolidated Financial Statements and annual MD&A, related disclosure controls and procedures and the design and effectiveness of related internal controls over financial reporting.

On behalf of Hydro One Inc.’s management:

Carmine Marcello	Ali R. Suleman
President and Chief Executive Officer	Chief Financial Officer (Acting)

HYDRO ONE INC.

INDEPENDENT AUDITORS’ REPORT

To the Shareholder of Hydro One Inc.

We have audited the accompanying Consolidated Financial Statements of Hydro One Inc., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with United States Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Consolidated Financial Statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the Consolidated Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of Hydro One Inc. as at December 31, 2014 and December 31, 2013, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with United States Generally Accepted Accounting Principles.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 11, 2015

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the years ended December 31, 2014 and 2013

Year ended December 31 (millions of Canadian dollars, except per share amounts)	2014	2013
Revenues
Distribution (includes $159 related party revenues; 2013 – $160) (Note 20)	4,903	4,484
Transmission (includes $1,567 related party revenues; 2013 – $1,517) (Note 20)	1,588	1,529
Other	57	61

	6,548	6,074

Costs
Purchased power (includes $2,633 related party costs; 2013 – $2,500) (Note 20)	3,419	3,020
Operation, maintenance and administration (Note 20)	1,192	1,106
Depreciation and amortization (Note 5)	722	676

	5,333	4,802

Income before financing charges and provision for payments in lieu of corporate income taxes	1,215	1,272
Financing charges (Note 6)	379	360

Income before provision for payments in lieu of corporate income taxes	836	912
Provision for payments in lieu of corporate income taxes (Notes 7, 20)	89	109

Net income	747	803
Net income (loss) attributable to noncontrolling interest (Note 4)	(2)	—

Net income attributable to the Shareholder of Hydro One Inc.	749	803

Other comprehensive income	—	—

Comprehensive income	747	803
Comprehensive income (loss) attributable to noncontrolling interest (Note 4)	(2)	—

Comprehensive income attributable to the Shareholder of Hydro One Inc.	749	803

Basic and fully diluted earnings per common share (dollars) (Note 18)	7,319	7,850

Dividends per common share declared (dollars) (Note 19)	2,696	2,000

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS

At December 31, 2014 and 2013

December 31 (millions of Canadian dollars)	2014	2013
Assets
Current assets:
Cash and cash equivalents (Note 13)	100	565
Accounts receivable (net of allowance for doubtful accounts – $66; 2013 – $36) (Note 8)	1,016	923
Due from related parties (Note 20)	224	197
Regulatory assets (Note 11)	31	47
Materials and supplies	23	23
Deferred income tax assets (Note 7)	19	18
Derivative instruments (Note 13)	2	6
Investment (Notes 13, 20)	—	251
Prepaid expenses and other assets	35	28

	1,450	2,058

Property, plant and equipment (Note 9):
Property, plant and equipment in service	25,356	23,820
Less: accumulated depreciation	9,134	8,615

	16,222	15,205
Construction in progress	1,025	1,078
Future use land, components and spares	154	148

	17,401	16,431

Other long-term assets:
Regulatory assets (Note 11)	3,200	2,636
Intangible assets (net of accumulated amortization – $305; 2013 – $252) (Note 10)	276	313
Goodwill (Note 4)	173	133
Deferred debt issuance costs	36	36
Deferred income tax assets (Note 7)	7	11
Derivative instruments (Note 13)	—	6
Other	7	1

	3,699	3,136

Total assets	22,550	21,625

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (continued)

At December 31, 2014 and 2013

December 31 (millions of Canadian dollars, except number of shares)	2014	2013
Liabilities
Current liabilities:
Bank indebtedness (Note 13)	2	31
Accounts payable	173	135
Accrued liabilities (Notes 15, 16)	611	654
Due to related parties (Note 20)	227	230
Accrued interest	100	100
Regulatory liabilities (Note 11)	47	85
Derivative instruments (Note 13)	3	—
Long-term debt payable within one year (includes $252 measured at fair value; 2013 – $506) (Notes 12, 13)	552	756

	1,715	1,991

Long-term debt (includes $nil measured at fair value; 2013 – $256) (Notes 12, 13)	8,373	8,301
Other long-term liabilities:
Post-retirement and post-employment benefit liability (Note 15)	1,533	1,488
Deferred income tax liabilities (Note 7)	1,313	1,129
Pension benefit liability (Note 15)	1,236	845
Environmental liabilities (Note 16)	221	239
Regulatory liabilities (Note 11)	168	163
Net unamortized debt premiums	18	20
Asset retirement obligations (Note 17)	9	14
Long-term accounts payable and other liabilities	17	20

	4,515	3,918

Total liabilities	14,603	14,210

Contingencies and commitments (Notes 22, 23)
Subsequent Event (Note 25)

Preferred shares (authorized: unlimited; issued: 12,920,000) (Notes 18, 19)	323	323
Noncontrolling interest subject to redemption (Note 4)	21	—

Equity
Common shares (authorized: unlimited; issued: 100,000) (Notes 18, 19)	3,314	3,314
Retained earnings	4,249	3,787
Accumulated other comprehensive loss	(9)	(9)
Noncontrolling interest (Note 4)	49	—

Total equity	7,603	7,092

	22,550	21,625

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board of Directors:

Sandra Pupatello	George L. Cooke
Chair	Chair, Audit, Finance and Pension Investment Committee

F-35

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2014 and 2013

Year ended December 31, 2014 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Equity
January 1, 2014	3,314	3,787	(9)	—	7,092
Net income	—	749	—	(1)	748
Other comprehensive income	—	—	—	—	—
Amount contributed by noncontrolling interest	—	—	—	50	50
Dividends on preferred shares	—	(18)	—	—	(18)
Dividends on common shares	—	(269)	—	—	(269)

December 31, 2014	3,314	4,249	(9)	(49)	7,603

Year ended December 31, 2013 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Equity
January 1, 2013	3,314	3,202	(9)	—	6,507
Net income	—	803	—	—	803
Other comprehensive income	—	—	—	—	—
Dividends on preferred shares	—	(18)	—	—	(18)
Dividends on common shares	—	(200)	—	—	(200)

December 31, 2013	3,314	3,787	(9)	—	7,092

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2014 and 2013

Year ended December 31 (millions of Canadian dollars)	2014	2013
Operating activities
Net income	747	803
Environmental expenditures	(18)	(16)
Adjustments for non-cash items:
Depreciation and amortization (excluding removal costs)	641	597
Regulatory assets and liabilities	(69)	3
Deferred income taxes	10	(2)
Other	—	8
Changes in non-cash balances related to operations (Note 21)	(55)	11

Net cash from operating activities	1,256	1,404

Financing activities
Long-term debt issued	628	1,185
Long-term debt retired	(776)	(600)
Amount contributed by noncontrolling interest (Note 4)	72	—
Dividends paid	(287)	(218)
Change in bank indebtedness	(29)	(11)
Other	(3)	(5)

Net cash from (used in) financing activities	(395)	351

Investing activities
Capital expenditures (Note 21)
Property, plant and equipment	(1,481)	(1,308)
Intangible assets	(23)	(79)
Acquisition of Norfolk Power Inc. (Note 4)	(66)	—
Proceeds from investment	250	—
Other	(6)	2

Net cash used in investing activities	(1,326)	(1,385)

Net change in cash and cash equivalents	(465)	370
Cash and cash equivalents, beginning of year	565	195

Cash and cash equivalents, end of year	100	565

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

1. DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by the Province of Ontario (Province). The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario. The electricity rates of these businesses are regulated by the Ontario Energy Board (OEB).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries: Hydro One Networks Inc. (Hydro One Networks), Hydro One Remote Communities Inc. (Hydro One Remote Communities), Hydro One Brampton Networks Inc. (Hydro One Brampton Networks), Hydro One Telecom Inc. (Hydro One Telecom), Hydro One Lake Erie Link Management Inc., Hydro One Lake Erie Link Company Inc., Norfolk Power Inc. (Norfolk Power), and Hydro One B2M Holdings. Intercompany transactions and balances have been eliminated.

Basis of Accounting

These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars.

Hydro One performed an evaluation of subsequent events through to February 11, 2015, the date these Consolidated Financial Statements were issued, to determine whether any events or transactions warranted recognition and disclosure in these Consolidated Financial Statements. See Note 25 – Subsequent Event.

Use of Management Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time the assumptions are made, with any adjustments being recognized in results of operations in the period they arise. Significant estimates relate to regulatory assets and regulatory liabilities, environmental liabilities, pension benefits, post-retirement and post-employment benefits, asset retirement obligations (AROs), goodwill and asset impairments, contingencies, unbilled revenues, allowance for doubtful accounts, derivative instruments, and deferred income tax assets and liabilities. Actual results may differ significantly from these estimates, which may be impacted by future decisions made by the OEB or the Province.

Rate Setting

The Company’s Transmission Business includes the separately regulated transmission businesses of Hydro One Networks and B2M Limited Partnership (B2M LP). The Company’s consolidated Distribution Business includes the separately regulated distribution businesses of Hydro One Networks and the newly acquired Norfolk Power, as well as the subsidiaries Hydro One Brampton Networks and Hydro One Remote Communities.

The OEB has approved the use of US GAAP for rate setting and regulatory accounting and reporting by Hydro One Networks’ transmission and distribution businesses, as well as by Hydro One Remote Communities, beginning with the year 2012. Up to the year ended December 31, 2014, Hydro One Brampton Networks used Canadian GAAP (Part V) for its distribution rate-setting purposes, and has transitioned to International Financial Reporting Standards beginning on January 1, 2015.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Transmission

In May 2012, Hydro One Networks filed a cost-of-service application with the OEB for 2013 and 2014 transmission rates. In December 2012, the OEB approved the 2013 and 2014 revenue requirement of $1,438 million and $1,528 million, respectively.

In December 2013, Hydro One Networks filed a draft Rate Order with the OEB for 2014 transmission rates. The 2014 transmission revenue requirement was increased to $1,535 million from the originally-approved revenue requirement of $1,528 million, primarily due to changes in the cost of capital parameters for 2014 released by the OEB in November 2013. On January 9, 2014, the OEB approved the draft Rate Order for 2014 transmission rates as filed.

Distribution

In June 2012, Hydro One Networks filed an Incentive Regulation Mechanism (IRM) application with the OEB for 2013 distribution rates, to be effective January 1, 2013. In December 2012, the OEB issued its final Decision, which resulted in an increase in distribution rates of approximately 1.3% in 2013, or 0.4% when considering total bill impact, for a typical residential customer consuming 800 kWh per month. In April 2013, Hydro One Networks filed an IRM application with the OEB for 2014 distribution rates, to be effective January 1, 2014. In December 2013, the OEB issued its final Decision, which resulted in an increase in distribution rates of approximately 2.4% in 2014, or 0.85% when considering total bill impact, for a typical residential customer consuming 800 kWh per month.

In August 2012, Hydro One Brampton Networks filed an IRM application with the OEB for 2013 distribution rates, to be effective January 1, 2013. In December 2012, the OEB issued its final Decision, which resulted in an increase in distribution rates of approximately 0.3% in 2013, or less than 0.1% when considering total bill impact, for a typical residential customer consuming 800 kWh per month. In August 2013, Hydro One Brampton Networks filed an IRM application with the OEB for 2014 distribution rates, to be effective January 1, 2014. In December 2013, the OEB issued its final Decision, which resulted in a reduction in distribution rates of approximately 2.3% in 2014, or 0.5% when considering total bill impact, for a typical residential customer consuming 800 kWh per month.

In September 2012, Hydro One Remote Communities filed a cost-of-service application with the OEB for 2013 rates, seeking approval for a 2013 revenue requirement of $53 million. In June 2013, the OEB approved a revenue requirement of $51 million for 2013. In October 2013, Hydro One Remote Communities filed an IRM application with the OEB for 2014 rates, seeking approval for a rate increase of approximately 0.5%. In March 2014, the OEB approved an increase of approximately 1.7% to basic rates for the distribution and generation of electricity, with an effective date of May 1, 2014. The final rate increase was adjusted by the OEB’s updated rate adjustment parameters and Hydro One Remote Communities’ IRM stretch factor.

Regulatory Accounting

The OEB has the general power to include or exclude revenues, costs, gains or losses in the rates of a specific period, resulting in a change in the timing of accounting recognition from that which would have been applied in an unregulated company. Such change in timing involves the application of rate-regulated accounting, giving rise to the recognition of regulatory assets and liabilities. The Company’s regulatory assets represent certain amounts receivable from future customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company has recorded regulatory liabilities that generally represent amounts that are refundable to future customers. The Company continually assesses the likelihood of recovery of each of its regulatory assets and continues to believe that it is probable that the OEB will factor its regulatory assets and liabilities into the setting of future rates. If, at some future date, the Company judges that it is no longer probable that the OEB will include a regulatory asset or liability in setting future rates, the appropriate carrying amount will be reflected in results of operations in the period that the assessment is made.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with an original maturity of three months or less.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Revenue Recognition

Transmission revenues are collected through OEB-approved rates, which are based on an approved revenue requirement that includes a rate of return. Such revenue is recognized as electricity is transmitted and delivered to customers.

Distribution revenues are recognized on an accrual basis and include billed and unbilled revenues. Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized as electricity is delivered to customers. The Company estimates monthly revenue for a period based on wholesale electricity purchases because customer meters are not generally read at the end of each month. At the end of each month, the electricity delivered to customers, but not billed, is estimated and revenue is recognized. The unbilled revenue estimate is affected by energy demand, weather, line losses and changes in the composition of customer classes.

Distribution revenue also includes an amount relating to rate protection for rural, residential and remote customers, which is received from the Independent Electricity System Operator (IESO) based on a standardized customer rate that is approved by the OEB. Current legislation provides rate protection for prescribed classes of rural, residential and remote consumers by reducing the electricity rates that would otherwise apply.

Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered.

Revenues are recorded net of indirect taxes.

Accounts Receivable and Allowance for Doubtful Accounts

Billed accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Unbilled accounts receivable are estimated and recorded based on wholesale electricity purchases. Overdue amounts related to regulated billings bear interest at OEB-approved rates. The allowance for doubtful accounts reflects the Company’s best estimate of losses on billed accounts receivable balances. The allowance is based on accounts receivable aging, historical experience and other currently available information. The Company estimates the allowance for doubtful accounts on customer receivables by applying internally developed loss rates to the outstanding receivable balances by risk segment. Risk segments represent groups of customers with similar credit quality indicators and are computed based on various attributes, including number of days receivables are past due, delinquency of balances and payment history. Loss rates applied to the accounts receivable balances are based on historical average write-offs as a percentage of accounts receivable in each risk segment. An account is considered delinquent if the final amount billed is not received within 110 days of the invoiced date. Accounts receivable are written off against the allowance when they are deemed uncollectible. The existing allowance for uncollectible accounts will continue to be affected by changes in volume, prices and economic conditions.

Noncontrolling interest

Noncontrolling interest represents the portion of equity ownership in subsidiaries that is not attributable to the Shareholder of the parent company. Noncontrolling interest is initially recorded at fair value and subsequently the amount is adjusted for the proportionate share of net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interest and any dividends or distributions paid to the noncontrolling interest.

If a transaction results in the acquisition of all, or part, of a noncontrolling interest in a subsidiary, the acquisition of the noncontrolling interest is accounted for as an equity transaction. No gain or loss is recognized in consolidated net income or comprehensive income as a result of changes in the noncontrolling interest, unless a change results in the loss of control by the Company.

Corporate Income Taxes

Under the Electricity Act, 1998, Hydro One is required to make payments in lieu of corporate income taxes (PILs) to the Ontario Electricity Financial Corporation (OEFC). These payments are calculated in accordance with the rules for computing income and other relevant amounts contained in the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario) as modified by the Electricity Act, 1998 and related regulations.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Current and deferred income taxes are computed based on the tax rates and tax laws enacted at the balance sheet date. Tax benefits associated with income tax positions taken, or expected to be taken, in a tax return are recorded only when the “more-likely-than-not” recognition threshold is satisfied and are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant management judgment is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management re-evaluates tax positions each period in which new information about recognition or measurement becomes available.

Current Income Taxes

The provision for current taxes and the assets and liabilities recognized for the current and prior periods are measured at the amounts receivable from, or payable to, the OEFC.

Deferred Income Taxes

Deferred income taxes are provided for using the liability method. Deferred income taxes are recognized based on the estimated future tax consequences attributable to temporary differences between the carrying amount of assets and liabilities in the Consolidated Financial Statements and their corresponding tax bases.

Deferred income tax liabilities are generally recognized on all taxable temporary differences. Deferred tax assets are recognized to the extent that it is more-likely-than-not that these assets will be realized from taxable income available against which deductible temporary differences can be utilized.

Deferred income taxes are calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the tax rates and tax laws that have been enacted at the balance sheet date. Deferred income taxes that are not included in the rate-setting process are charged or credited to the Consolidated Statements of Operations and Comprehensive Income.

If management determines that it is more-likely-than-not that some or all of a deferred income tax asset will not be realized, a valuation allowance is recorded against the deferred income tax asset to report the net balance at the amount expected to be realized. Previously unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become more-likely-than-not that the tax benefit will be realized.

The Company records regulatory assets and liabilities associated with deferred income taxes that will be included in the rate-setting process.

The Company uses the flow-through method to account for investment tax credits (ITCs) earned on eligible scientific research and experimental development expenditures, and apprenticeship job creation. Under this method, only non-refundable ITCs are recognized as a reduction to income tax expense.

Materials and Supplies

Materials and supplies represent consumables, small spare parts and construction materials held for internal construction and maintenance of property, plant and equipment. These assets are carried at average cost less any impairments recorded.

Property, Plant and Equipment

Property, plant and equipment is recorded at original cost, net of customer contributions received in aid of construction and any accumulated impairment losses. The cost of additions, including betterments and replacement asset components, is included on the Consolidated Balance Sheets as property, plant and equipment.

The original cost of property, plant and equipment includes direct materials, direct labour (including employee benefits), contracted services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are related to the capital project or program. Indirect overheads include a portion of corporate costs such as finance, treasury, human resources, information technology and executive costs. Overhead costs, including corporate functions and field services costs, are capitalized on a fully allocated basis, consistent with an OEB-approved methodology.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Property, plant and equipment in service consists of transmission, distribution, communication, administration and service assets and land easements. Property, plant and equipment also includes future use assets, such as land, major components and spare parts, and capitalized project development costs associated with deferred capital projects.

Transmission

Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, including transformers, circuit breakers and switches.

Distribution

Distribution assets include assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems.

Communication

Communication assets include the fibre optic and microwave radio system, optical ground wire, towers, telephone equipment and associated buildings.

Administration and Service

Administration and service assets include administrative buildings, personal computers, transport and work equipment, tools and other minor assets.

Easements

Easements include statutory rights of use for transmission corridors and abutting lands granted under the Reliable Energy and Consumer Protection Act, 2002, as well as other land access rights.

Intangible Assets

Intangible assets separately acquired or internally developed are measured on initial recognition at cost, which comprises purchased software, direct labour (including employee benefits), consulting, engineering, overheads and attributable capitalized financing charges. Following initial recognition, intangible assets are carried at cost, net of any accumulated amortization and accumulated impairment losses. The Company’s intangible assets primarily represent major company-wide computer applications.

Capitalized Financing Costs

Capitalized financing costs represent interest costs attributable to the construction of property, plant and equipment or development of intangible assets. The financing cost of attributable borrowed funds is capitalized as part of the acquisition cost of such assets. The capitalized portion of financing costs is a reduction to financing charges recognized in the Consolidated Statements of Operations and Comprehensive Income. Capitalized financing costs are calculated using the Company’s weighted average effective cost of debt.

Construction and Development in Progress

Construction and development in progress consists of the capitalized cost of constructed assets that are not yet complete and which have not yet been placed in service.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Depreciation and Amortization

The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight-line basis based on the estimated remaining service life of each asset category, except for transport and work equipment, which is depreciated on a declining balance basis.

The Company periodically initiates an external independent review of its property, plant and equipment and intangible asset depreciation and amortization rates, as required by the OEB. Any changes arising from OEB approval of such a review are implemented on a remaining service life basis, consistent with their inclusion in electricity rates. The last review resulted in changes to rates effective January 1, 2013. A summary of average service lives and depreciation and amortization rates for the various classes of assets is included below:

	Average	Rate
	Service Life	Range	Average
Transmission	57 years	1% – 2%	2%
Distribution	42 years	1% – 20%	2%
Communication	19 years	1% – 15%	4%
Administration and service	15 years	3% – 20%	7%

The cost of intangible assets is included primarily within the administration and service classification above. Amortization rates for computer applications software and other intangible assets range from 9% to 20%.

In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense. Depreciation expense also includes the costs incurred to remove property, plant and equipment where no ARO has been recorded.

Goodwill

Goodwill represents the cost of acquired local distribution companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair value-based test. The first step compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the carrying amount of the applicable reporting unit exceeds its fair value, a second step is performed. The second step requires an allocation of fair value to the individual assets and liabilities using purchase price allocation in order to determine the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations.

For the year ended December 31, 2014, based on the qualitative assessment performed as at September 30, 2014, the Company has determined that it is not more-likely-than-not that the fair value of each applicable reporting unit assessed is less than its carrying amount. As a result, no further testing was performed, and the Company has concluded that goodwill was not impaired at December 31, 2014.

Long-Lived Asset Impairment

When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, impairment exists when the carrying value exceeds the sum of the future estimated undiscounted cash flows expected to result from the use and

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset’s carrying value is adjusted to its estimated fair value.

Within its regulated business, the carrying costs of most of Hydro One’s long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable.

Hydro One regularly monitors the assets of its unregulated Hydro One Telecom subsidiary for indications of impairment. Management assesses the fair value of such long-lived assets using commonly accepted techniques, and may use more than one. Techniques used to determine fair value include, but are not limited to, the use of recent third party comparable sales for reference and internally developed discounted cash flow analysis. Significant changes in market conditions, changes to the condition of an asset, or a change in management’s intent to utilize the asset are generally viewed by management as triggering events to reassess the cash flows related to these long-lived assets. As at December 31, 2014, no asset impairment had been recorded for assets within either the Company’s regulated or unregulated businesses.

Costs of Arranging Debt Financing

For financial liabilities classified as other than held-for-trading, the Company defers the external transaction costs related to obtaining debt financing and presents such amounts as deferred debt issuance costs on the Consolidated Balance Sheets. Deferred debt issuance costs are amortized over the contractual life of the related debt on an effective-interest basis and the amortization is included within financing charges in the Consolidated Statements of Operations and Comprehensive Income. Transaction costs for items classified as held-for-trading are expensed immediately.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI). Hydro One presents net income and OCI in a single continuous Consolidated Statement of Operations and Comprehensive Income.

Financial Assets and Liabilities

All financial assets and liabilities are classified into one of the following five categories: held-to-maturity; loans and receivables; held-for-trading; other liabilities; or available-for-sale. Financial assets and liabilities classified as held-for-trading are measured at fair value. All other financial assets and liabilities are measured at amortized cost, except accounts receivable and amounts due from related parties, which are measured at the lower of cost or fair value. Accounts receivable and amounts due from related parties are classified as loans and receivables. The Company considers the carrying amounts of accounts receivable and amounts due from related parties to be reasonable estimates of fair value because of the short time to maturity of these instruments. Provisions for impaired accounts receivable are recognized as adjustments to the allowance for doubtful accounts and are recognized when there is objective evidence that the Company will not be able to collect amounts according to the original terms. All financial instrument transactions are recorded at trade date.

Derivative instruments are measured at fair value. Gains and losses from fair valuation are included within financing charges in the period in which they arise. The Company determines the classification of its financial assets and liabilities at the date of initial recognition. The Company designates certain of its financial assets and liabilities to be held at fair value, when it is consistent with the Company’s risk management policy disclosed in Note 13 – Fair Value of Financial Instruments and Risk Management.

Derivative Instruments and Hedge Accounting

The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses various instruments to hedge these risks. Certain of these derivative instruments qualify for hedge accounting and are designated as accounting hedges, while others either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undesignated contracts) as they are part of economic hedging relationships.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

The accounting guidance for derivative instruments requires the recognition of all derivative instruments not identified as meeting the normal purchase and sale exemption as either assets or liabilities recorded at fair value on the Consolidated Balance Sheets. For derivative instruments that qualify for hedge accounting, the Company may elect to designate such derivative instruments as either cash flow hedges or fair value hedges. The Company offsets fair value amounts recognized on its Consolidated Balance Sheets related to derivative instruments executed with the same counterparty under the same master netting agreement.

For derivative instruments that qualify for hedge accounting and which are designated as cash flow hedges, the effective portion of any gain or loss, net of tax, is reported as a component of accumulated OCI (AOCI) and is reclassified to results of operations in the same period or periods during which the hedged transaction affects results of operations. Any gains or losses on the derivative instrument that represent either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in results of operations. For fair value hedges, changes in fair value of both the derivative instrument and the underlying hedged exposure are recognized in the Consolidated Statements of Operations and Comprehensive Income in the current period. The gain or loss on the derivative instrument is included in the same line item as the offsetting gain or loss on the hedged item in the Consolidated Statements of Operations and Comprehensive Income. Additionally, the Company enters into derivative agreements that are economic hedges which either do not qualify for hedge accounting or have not been designated as hedges. The changes in fair value of these undesignated derivative instruments are reflected in results of operations.

Embedded derivative instruments are separated from their host contracts and carried at fair value on the Consolidated Balance Sheets when: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not measured at fair value, with changes in fair value recognized in results of operations each period; and (c) the embedded derivative itself meets the definition of a derivative. The Company does not engage in derivative trading or speculative activities and had no embedded derivatives at December 31, 2014 or 2013.

Hydro One periodically develops hedging strategies taking into account risk management objectives. At the inception of a hedging relationship where the Company has elected to apply hedge accounting, Hydro One formally documents the relationship between the hedged item and the hedging instrument, the related risk management objective, the nature of the specific risk exposure being hedged, and the method for assessing the effectiveness of the hedging relationship. The Company also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are effective in offsetting changes in fair values or cash flows of the hedged items.

Employee Future Benefits

Employee future benefits provided by Hydro One include pension, post-retirement and post-employment benefits. The costs of the Company’s pension, post-retirement and post-employment benefit plans are recorded over the periods during which employees render service.

The Company recognizes the funded status of its pension, post-retirement and post-employment plans on its Consolidated Balance Sheets and subsequently recognizes the changes in funded status at the end of each reporting year. Pension, post-retirement and post-employment plans are considered to be underfunded when the projected benefit obligation exceeds the fair value of the plan assets. Liabilities are recognized on the Consolidated Balance Sheets for any net underfunded projected benefit obligation. The net underfunded projected benefit obligation may be disclosed as a current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets. If the fair value of plan assets exceeds the projected benefit obligation of the plan, an asset is recognized equal to the net overfunded projected benefit obligation. The post-retirement and post-employment benefit plans are unfunded because there are no related plan assets.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Pension benefits

In accordance with the OEB’s rate orders, pension costs are recorded on a cash basis as employer contributions are paid to the pension fund in accordance with the Pension Benefits Act (Ontario). Pension costs are recorded on an accrual basis for financial reporting purposes. Pension costs are actuarially determined using the projected benefit method prorated on service and are based on assumptions that reflect management’s best estimate of the effect of future events, including future compensation increases. Past service costs from plan amendments and all actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service period of active employees in the plan, and over the estimated remaining life expectancy of inactive employees in the plan. Pension plan assets, consisting primarily of listed equity securities as well as corporate and government debt securities, are fair valued at the end of each year.

Hydro One records a regulatory asset equal to the net underfunded projected benefit obligation for its pension plan. The regulatory asset for the net underfunded projected benefit obligation for the pension plan, in the absence of regulatory accounting, would be recognized in AOCI. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension regulatory assets are remeasured at the end of each year based on the current status of the pension plan.

All future pension benefit costs are attributed to labour and are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets.

Post-retirement and post-employment benefits

Post-retirement and post-employment benefits are recorded and included in rates on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates. Past service costs from plan amendments are amortized to results of operations based on the expected average remaining service period.

Hydro One records a regulatory asset equal to the incremental net unfunded projected benefit obligation for post-retirement and post-employment plans recorded at each year end based on annual actuarial reports. The regulatory asset for the incremental net unfunded projected benefit obligation for post-retirement and post-employment plans, in the absence of regulatory accounting, would be recognized in AOCI. A regulatory asset is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered in the future through the rate-setting process.

For post-retirement benefits, all actuarial gains or losses are deferred using the “corridor” approach. The amount calculated above the “corridor” is amortized to results of operations on a straight-line basis over the expected average remaining service life of active employees in the plan and over the remaining life expectancy of inactive employees in the plan. The post-retirement benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.

For post-employment obligations, the associated regulatory liabilities representing actuarial gains on transition to US GAAP are amortized to results of operations based on the “corridor” approach. Post transition, the actuarial gains and losses on post-employment obligations that are incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.

All post-retirement and post-employment future benefit costs are attributed to labour and are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets.

Multiemployer Pension Plan

Employees of Hydro One Brampton Networks and the newly acquired Norfolk Power participate in the Ontario Municipal Employees Retirement System Fund (OMERS), a multiemployer, contributory, defined benefit public sector pension fund. OMERS provides retirement pension payments based on members’ length of service and salary. Both the participating employers and members are required to make plan contributions. The OMERS plan assets are pooled together to provide

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

benefits to all plan participants and the plan assets are not segregated by member entity. OMERS is registered with the Financial Services Commission of Ontario under Registration #0345983. At December 31, 2013, OMERS had approximately 440,000 members, with approximately 335 members being current employees of Hydro One Brampton Networks and Norfolk Power.

The OMERS plan is accounted for as a defined contribution plan by Hydro One because it is not practicable to determine the present value of the Company’s obligation, the fair value of plan assets or the related current service cost applicable to Hydro One Brampton Networks and Norfolk Power employees. Hydro One recognizes its contributions to the OMERS plan as pension expense, with a portion being capitalized. The expensed amount is included in operation, maintenance and administration costs in the Consolidated Statements of Operations and Comprehensive Income.

Loss Contingencies

Hydro One is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its Consolidated Financial Statements, management makes judgments regarding the future outcome of contingent events and records a loss for a contingency based on its best estimate when it is determined that such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a regulatory asset is also recorded. When a range estimate for the probable loss exists and no amount within the range is a better estimate than any other amount, the Company records a loss at the minimum amount within the range.

Management regularly reviews current information available to determine whether recorded provisions should be adjusted and whether new provisions are required. Estimating probable losses may require analysis of multiple forecasts and scenarios that often depend on judgments about potential actions by third parties, such as federal, provincial and local courts or regulators. Contingent liabilities are often resolved over long periods of time. Amounts recorded in the Consolidated Financial Statements may differ from the actual outcome once the contingency is resolved. Such differences could have a material impact on future results of operations, financial position and cash flows of the Company.

Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred.

Environmental Liabilities

Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. Hydro One records a liability for the estimated future expenditures associated with the contaminated land assessment and remediation (LAR) and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment, based on the present value of these estimated future expenditures. The Company determines the present value with a discount rate equal to its credit-adjusted risk-free interest rate on financial instruments with comparable maturities to the pattern of future environmental expenditures. As the Company anticipates that the future expenditures will continue to be recoverable in future rates, an offsetting regulatory asset has been recorded to reflect the future recovery of these environmental expenditures from customers. Hydro One reviews its estimates of future environmental expenditures annually, or more frequently if there are indications that circumstances have changed.

Asset Retirement Obligations

AROs are recorded for legal obligations associated with the future removal and disposal of long-lived assets. Such obligations may result from the acquisition, construction, development and/or normal use of the asset. Conditional AROs are recorded when there is a legal obligation to perform a future asset retirement activity but where the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In such a case, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

When recording an ARO, the present value of the estimated future expenditures required to complete the asset retirement activity is recorded in the period in which the obligation is incurred, if a reasonable estimate can be made. In general, the present value of the estimated future expenditures is added to the carrying amount of the associated asset and the resulting asset retirement cost is depreciated over the estimated useful life of the asset. Where an asset is no longer in service when an ARO is recorded, the asset retirement cost is recorded in results of operations.

Some of the Company’s transmission and distribution assets, particularly those located on unowned easements and rights-of-way, may have AROs, conditional or otherwise. The majority of the Company’s easements and rights-of-way are either of perpetual duration or are automatically renewed annually. Land rights with finite terms are generally subject to extension or renewal. As the Company expects to use the majority of its facilities in perpetuity, no ARO currently exists for these assets. If, at some future date, a particular facility is shown not to meet the perpetuity assumption, it will be reviewed to determine whether an estimable ARO exists. In such a case, an ARO would be recorded at that time.

The Company’s AROs recorded to date relate to estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities and with the decommissioning of specific switching stations located on unowned sites.

3. NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU provides guidance on the presentation of unrecognized tax benefits. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

Recent Accounting Guidance Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU provides guidance on revenue recognition that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The Company is currently assessing the impact of adoption of ASU 2014-09 on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and related disclosures. This ASU is effective for the annual period ending December 31, 2016, and for annual and interim periods thereafter. The adoption of this ASU is not anticipated to have a significant impact on the Company’s consolidated financial statements.

In November 2014, the FASB issued ASU 2014-16, Derivatives and Hedging (Topic 815). This ASU provides guidance on accounting for hybrid financial instruments issued in the form of a share. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The Company is currently assessing the impact of adoption of ASU 2014-16 on its consolidated financial statements.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

4. BUSINESS COMBINATIONS

B2M Limited Partnership

In 2012, Hydro One entered into an agreement with the Chippewas of Nawash First Nation and the Chippewas of Saugeen First Nation, collectively referred to as the Saugeen Ojibway Nation (SON), where a noncontrolling equity interest in Hydro One’s new limited partnership, B2M LP, would be made available for purchase at fair value by the SON. B2M LP was formed by Hydro One in 2013 to hold most of the transmission lines and a licence to use the related land. These assets are associated with Hydro One’s Bruce to Milton Transmission Reinforcement Project, an electricity transmission line (Bruce to Milton Line) in southwestern Ontario, from the Bruce Power facility in Kincardine to Hydro One’s Milton Switching Station in the Town of Milton. Hydro One Networks will maintain and operate the Bruce to Milton Line in accordance with an operation and management services agreement. In November 2013, the OEB issued a Decision and Order granting B2M LP a transmission licence and granting Hydro One Networks leave to sell the relevant Bruce to Milton Line transmission assets to B2M LP.

On December 16, 2014, the relevant Bruce to Milton Line transmission assets totalling $526 million were transferred from Hydro One Networks to B2M LP. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the SON acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired.

Part of the SON’s equity interest in B2M LP is in Class B units of B2M LP that have a mandatory put option. The put option requires that upon the occurrence of an enforcement event (i.e. an event of default such as a debt default by the SON or insolvency event), the SON has the ability to require Hydro One to purchase the Class B units of B2M LP for net book value on the redemption date.

The noncontrolling interest relating to the Class B units is classified on the Consolidated Balance Sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity. At December 31, 2014, the total noncontrolling interest was reduced by the 2014 net loss attributable to noncontrolling interest totalling $2 million, including $1 million relating to noncontrolling interest subject to redemption.

Acquisition of Norfolk Power

On August 29, 2014, Hydro One acquired 100% of the common shares of Norfolk Power, an electricity distribution and telecom company located in southwestern Ontario. The total purchase price for Norfolk Power, net of the long-term debt assumed and adjusted for preliminary working capital and other closing adjustments, is approximately $68 million.

The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed:

(millions of Canadian dollars)
Working capital	6
Property, plant and equipment	56
Deferred income tax assets	1
Goodwill	40
Bank indebtedness	(3)
Derivative instruments	(3)
Long-term debt	(26)
Post-retirement and post-employment benefit liability	(1)
Environmental liability	(1)
Long-term accounts payable and other liabilities	(1)

68

The determination of the fair values of assets acquired and liabilities assumed has been based upon management’s estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed. The purchase agreement provides for final purchase price adjustments based on agreed working capital and other balances at the acquisition date which have not yet been finalized. The Company will continue to review information and perform further analysis prior to finalizing the total purchase price and therefore the actual total purchase price and the consequent impact on goodwill may differ from the amounts above.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Goodwill of approximately $40 million arising from the Norfolk Power acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Norfolk Power. All of the goodwill was assigned to Hydro One’s Distribution Business segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

Norfolk Power contributed revenues of $18 million and net income of less than $1 million to the Company’s consolidated financial results for the year ended December 31, 2014.

All costs related to the acquisition have been expensed through the Consolidated Statements of Operations and Comprehensive Income. The disclosure of Norfolk Power’s pro forma information is immaterial to the Company’s consolidated financial results for the year ended December 31, 2014.

Woodstock Hydro Purchase Agreement

On May 21, 2014, Hydro One reached an agreement with the City of Woodstock to acquire 100% of the common shares of Woodstock Hydro Holdings Inc. (Woodstock Hydro), an electricity distribution company located in southwestern Ontario. The acquisition is pending a regulatory decision from the OEB. The purchase price for Woodstock Hydro will be approximately $29 million, subject to final closing adjustments. The transaction is anticipated to be completed in 2015. In anticipation of the Woodstock Hydro acquisition, the Company made a refundable deposit totalling $2 million, which is recorded in prepaid expenses and other assets on the Consolidated Balance Sheet.

Haldimand Hydro Purchase Agreement

On June 10, 2014, Hydro One reached an agreement with Haldimand County to acquire 100% of the common shares of Haldimand County Utilities Inc. (Haldimand Hydro), an electricity distribution and telecom company located in southwestern Ontario. The acquisition is pending a regulatory decision from the OEB. The purchase price for Haldimand Hydro will be approximately $65 million, subject to final closing adjustments. The transaction is anticipated to be completed in 2015. In anticipation of the Haldimand Hydro acquisition, the Company made a refundable deposit totalling $3 million, which is recorded in prepaid expenses and other assets on the Consolidated Balance Sheet.

5. DEPRECIATION AND AMORTIZATION

Year ended December 31 (millions of Canadian dollars)	2014	2013
Depreciation of property, plant and equipment	565	533
Amortization of intangible assets	53	48
Asset removal costs	81	79
Amortization of regulatory assets	23	16

	722	676

6. FINANCING CHARGES

Year ended December 31 (millions of Canadian dollars)	2014	2013
Interest on long-term debt	432	416
Other	12	9
Less: Interest capitalized on construction and development in progress	(49)	(51)
Gain on interest-rate swap agreements	(10)	(11)
Interest earned on investments	(6)	(3)

	379	360

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

7. PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The provision for PILs differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Year ended December 31 (millions of Canadian dollars)	2014	2013
Income before provision for PILs	836	912
Canadian federal and Ontario statutory income tax rate	26.50%	26.50%

Provision for PILs at statutory rate	222	242

Increase (decrease) resulting from:
Net temporary differences included in amounts charged to customers:
Capital cost allowance in excess of depreciation and amortization	(72)	(72)
Pension contributions in excess of pension expense	(24)	(23)
Overheads capitalized for accounting but deducted for tax purposes	(15)	(14)
Interest capitalized for accounting but deducted for tax purposes	(13)	(13)
Environmental expenditures	(5)	(4)
Prior year’s adjustments	(4)	(8)
Non-refundable investment tax credits	(3)	(4)
Post-retirement and post-employment benefit expense in excess of cash payments	3	4
Other	(1)	(1)

Net temporary differences	(134)	(135)
Net permanent differences	1	2

Total provision for PILs	89	109

The major components of income tax expense are as follows:

Year ended December 31 (millions of Canadian dollars)	2014	2013
Current provision for PILs	79	111
Deferred provision (recovery) for PILs	10	(2)

Total provision for PILs	89	109

Effective income tax rate	10.63%	11.98%

The current provision for PILs is remitted to, or received from, the OEFC. At December 31, 2014, $39 million due from the OEFC was included in due from related parties on the Consolidated Balance Sheet (2013 – $29 million).

At December 31, 2014, the total provision for PILs includes deferred provision for PILs of $10 million (2013 – deferred recovery of $2 million) that is not included in the rate-setting process, using the liability method of accounting. Deferred PILs balances expected to be included in the rate-setting process are offset by regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Deferred Income Tax Assets and Liabilities

Deferred income tax assets and liabilities arise from differences between the carrying amounts and tax basis of the Company’s assets and liabilities. At December 31, 2014 and 2013, deferred income tax assets and liabilities consisted of the following:

December 31 (millions of Canadian dollars)	2014	2013
Deferred income tax assets
Post-retirement and post-employment benefits expense in excess of cash payments	8	7
Environmental expenditures	4	5
Depreciation and amortization in excess of capital cost allowance	(4)	—
Other	(1)	(1)

Total deferred income tax assets	7	11
Less: current portion	—	—

	7	11

December 31 (millions of Canadian dollars)	2014	2013
Deferred income tax liabilities
Capital cost allowance in excess of depreciation and amortization	(1,713)	(1,556)
Regulatory amounts that are not recognized for tax purposes	(140)	(144)
Partnership interest	(38)	—
Goodwill	(21)	(20)
Post-retirement and post-employment benefits expense in excess of cash payments	559	542
Environmental expenditures	59	66
Other	—	1

Total deferred income tax liabilities	(1,294)	(1,111)
Less: current portion	19	18

	(1,313)	(1,129)

During 2014 and 2013, there were no changes in the rate applicable to future taxes.

8. ACCOUNTS RECEIVABLE

December 31 (millions of Canadian dollars)	2014	2013
Accounts receivable – billed	496	268
Accounts receivable – unbilled	586	691

Accounts receivable, gross	1,082	959
Allowance for doubtful accounts	(66)	(36)

Accounts receivable, net	1,016	923

The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2014 and 2013:

Year ended December 31 (millions of Canadian dollars)	2014	2013
Allowance for doubtful accounts – January 1	(36)	(23)
Write-offs	24	24
Additions to allowance for doubtful accounts	(54)	(37)

Allowance for doubtful accounts – December 31	(66)	(36)

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

9. PROPERTY, PLANT AND EQUIPMENT

December 31, 2014 (millions of Canadian dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	13,209	4,416	626	9,419
Distribution	9,076	3,225	320	6,171
Communication	1,100	615	56	541
Administration and Service	1,502	793	23	732
Easements	623	85	—	538

	25,510	9,134	1,025	17,401

December 31, 2013 (millions of Canadian dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	12,413	4,215	671	8,869
Distribution	8,498	3,046	316	5,768
Communication	1,060	560	53	553
Administration and Service	1,380	716	38	702
Easements	617	78	—	539

	23,968	8,615	1,078	16,431

Financing charges capitalized on property, plant and equipment under construction were $48 million in 2014 (2013 – $48 million).

10. INTANGIBLE ASSETS

December 31, 2014 (millions of Canadian dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	573	303	3	273
Other	5	2	—	3

	578	305	3	276

December 31, 2013 (millions of Canadian dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	557	249	3	311
Other	5	3	—	2

	562	252	3	313

Financing charges capitalized on intangible assets under development were $1 million in 2014 (2013 – $3 million). The estimated annual amortization expense for intangible assets is as follows: 2015 – $53 million; 2016 – $53 million; 2017 – $53 million; 2018 – $45 million; and 2019 – $31 million.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

11. REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

December 31 (millions of Canadian dollars)	2014	2013
Regulatory assets:
Deferred income tax regulatory asset	1,327	1,145
Pension benefit regulatory asset	1,236	845
Post-retirement and post-employment benefits	273	308
Environmental	239	266
Pension cost variance	90	80
DSC exemption	16	7
OEB cost assessment differential	12	9
Retail settlement variance accounts	11	—
Long-term project development costs	—	5
Other	27	18

Total regulatory assets	3,231	2,683
Less: current portion	31	47

	3,200	2,636

Regulatory liabilities:
Rider 11	83	55
External revenue variance	54	81
CDM deferral variance account	25	—
Deferred income tax regulatory liability	21	19
PST savings deferral	19	17
Hydro One Brampton Networks rider	2	8
Retail settlement variance accounts	—	35
Rider 9	—	19
Other	11	14

Total regulatory liabilities	215	248
Less: current portion	47	85

	168	163

Deferred Income Tax Regulatory Asset and Liability

Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company’s provision for PILs would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates. As a result, the 2014 provision for PILs would have been higher by approximately $132 million (2013 – $139 million).

Pension Benefit Regulatory Asset

The Company recognizes the net unfunded status of pension obligations on the Consolidated Balance Sheets with an offset to the associated regulatory asset. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2014 OCI would have been lower by $391 million (2013 – higher by $670 million).

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Post-Retirement and Post-Employment Benefits

The Company recognizes the net unfunded status of post-retirement and post-employment obligations on the Consolidated Balance Sheets with an incremental offset to the associated regulatory assets. A regulatory asset is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered in the future through the rate-setting process. The post-retirement and post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2014 OCI would have been higher by $35 million (2013 – $12 million).

Environmental

Hydro One records a liability for the estimated future expenditures required to remediate environmental contamination. Because such expenditures are expected to be recoverable in future rates, the Company has recorded an equivalent amount as a regulatory asset. In 2014, the environmental regulatory asset decreased by $33 million (2013 – $3 million) to reflect related changes in the Company’s PCB liability, and increased by $13 million (2013 – $26 million) due to changes in the LAR liability. The environmental regulatory asset is amortized to results of operations based on the pattern of actual expenditures incurred and charged to environmental liabilities. The OEB has the discretion to examine and assess the prudency and the timing of recovery of all of Hydro One’s actual environmental expenditures. In the absence of rate-regulated accounting, 2014 operation, maintenance and administration expenses would have been lower by $20 million (2013 – higher by $23 million). In addition, 2014 amortization expense would have been lower by $18 million (2013 – $16 million), and 2014 financing charges would have been higher by $11 million (2013 – $10 million).

Pension Cost Variance

A pension cost variance account was established for Hydro One Networks’ transmission and distribution businesses to track the difference between the actual pension expenses incurred and estimated pension costs approved by the OEB. The balance in this regulatory account reflects the excess of pension costs paid as compared to OEB-approved amounts. In the absence of rate-regulated accounting, 2014 revenue would have been lower by $10 million (2013 – $19 million).

DSC Exemption

In June 2010, Hydro One Networks filed an application with the OEB regarding the OEB’s new cost responsibility rules contained in the OEB’s October 2009 Notice of Amendment to the Distribution System Code (DSC), with respect to the connection of certain renewable generators that were already connected or that had received a connection impact assessment prior to October 21, 2009. The application sought approval to record and defer the unanticipated costs incurred by Hydro One Networks that resulted from the connection of certain renewable generation facilities. The OEB ruled that identified specific expenditures can be recorded in a deferral account subject to the OEB’s review until the next Hydro One Networks’ distribution cost-of-service application. This program effectively ended at the end of 2014 with no new principal to be recorded in 2015.

OEB Cost Assessment Differential

In April 2010, the OEB issued its Decision regarding Hydro One Networks’ distribution rate application for 2010 and 2011. As part of this decision, the OEB also approved the distribution-related OEB Cost Assessment Differential Account to record the difference between the amounts approved in rates and actual expenditures with respect to the OEB’s cost assessments. This continued for 2012-2014 until the next Hydro One Networks’ distribution cost-of-service application, which was submitted in 2014. This program effectively ended at the end of 2014 with no new activity to be recorded in 2015.

Retail Settlement Variance Accounts (RSVAs)

Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 of the OEB’s Accounting Procedures Handbook. In December 2012, the OEB approved the disposition of the total RSVA balance accumulated from January 2010 to December 2011, including accrued interest, to be disposed over a 24-month period from January 1, 2013 to December 31, 2014. At December 31, 2014, the RSVA was in a net asset position due to a change in global adjustment.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Long-Term Project Development Costs

In May 2009, the OEB approved the creation of a deferral account to record Hydro One Networks’ costs of preliminary work to advance certain transmission projects identified in the Company’s 2009 and 2010 transmission rate applications. In March 2010, the OEB issued a decision amending the scope of the account to include the 20 major transmission projects identified in the September 2009 request from the Ministry of Energy and Infrastructure. In December 2012, the OEB approved the recovery of the December 31, 2012 balance, including accrued interest, to be recovered over a one-year period from January 1, 2014 to December 31, 2014.

Rider 11

In April 2010, the OEB requested the establishment of deferral accounts which capture the difference between the revenue recorded on the basis of Green Energy Plan expenditures incurred and the actual recoveries received. Rider 11 includes amounts previously included as Rider 8.

External Revenue Variance

In May 2009, the OEB approved forecasted amounts related to export service revenue, external revenue from secondary land use, and external revenue from station maintenance and engineering and construction work. In November 2012, the OEB again approved forecasted amounts related to these revenue categories and extended the scope to encompass all other external revenues. The external revenue variance account balance reflects the excess of actual external revenues compared to the OEB-approved forecasted amounts.

CDM Deferral Variance Account

As part of Hydro One Networks’ application for 2013 and 2014 transmission rates, Hydro One agreed to establish a new regulatory deferral variance account to track the impact of actual Conservation and Demand Management (CDM) and demand response results on the load forecast compared to the estimated load forecast included in the revenue requirement. The balance in the CDM deferral variance account relates to the actual 2013 CDM compared to the amounts included in 2013 revenue requirement. The OEB rate order specifically states that the Ontario Power Authority (OPA) data used to calculate the difference between forecasted and actual savings will be provided one year in arrears, and as a result, no amount should be recorded in advance of notification from the OPA of actual results. This notification from the OPA typically occurs in September of each year.

PST Savings Deferral Account

The provincial sales tax (PST) and goods and services tax (GST) were harmonized in July 2010. Unlike the GST, the PST was included in operation, maintenance and administration expenses or capital expenditures for past revenue requirements approved during a full cost-of-service hearing. Under the harmonized sales tax (HST) regime, the HST included in operation, maintenance and administration expenses or capital expenditures is not a cost ultimately borne by the Company and as such, a refund of the prior PST element in the approved revenue requirement is applicable, and calculations for tracking and refund were requested by the OEB. For Hydro One Networks’ transmission revenue requirement, PST was included between July 1, 2010 and December 31, 2010 and recorded in a deferral account, per direction from the OEB. For Hydro One Networks’ distribution revenue requirement, PST was included between July 1, 2010 and December 31, 2014 and recorded in a deferral account, per direction from the OEB.

Hydro One Brampton Networks Rider

In December 2013, the OEB issued a decision for Hydro One Brampton Networks’ 2014 distribution rates. Included in the OEB’s decision was the approval of certain deferral account balances, primarily RSVAs. The OEB ordered that the approved balances be aggregated into a single regulatory account and disposed of through a rate rider over a two-year period from January 1, 2014 to December 31, 2015.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Rider 9

In December 2012, as part of Hydro One Networks’ 2013 IRM distribution rate application, the OEB approved for disposition certain distribution-related deferral account balances, including RSVA amounts and balances of Rider 2 and Rider 3, accumulated up to December 2011, including accrued interest, to be disposed over a 24-month period from January 1, 2013 to December 31, 2014.

12. DEBT AND CREDIT AGREEMENTS

Short-Term Notes

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1,000 million. These short-term notes are denominated in Canadian dollars with varying maturities not exceeding 365 days. Hydro One had no commercial paper borrowings outstanding as at December 31, 2014 and 2013.

Hydro One has a $1,500 million committed and unused revolving standby credit facility with a syndicate of banks, maturing in June 2019. If used, interest on the facility would apply based on Canadian benchmark rates. This credit facility is unsecured and supports the Company’s Commercial Paper Program. The Company may use the credit facility for general corporate purposes, including meeting short-term funding requirements. The obligation of each lender to make any credit extension to the Company under its credit facility is subject to various conditions including, among other things, that no event of default has occurred or would result from such credit extension.

Long-Term Debt

The Company issues notes for long-term financing under its Medium-Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under this program is $3,000 million. At December 31, 2014, $1,187 million remained available for issuance until October 2015.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

The following table presents the outstanding long-term debt at December 31, 2014 and 2013:

December 31 (millions of Canadian dollars)	2014	2013
3.13% Series 19 notes due 2014[1]	—	750
2.95% Series 21 notes due 2015[1]	500	500
Floating-rate Series 22 notes due 2015[2]	50	50
4.64% Series 10 notes due 2016	450	450
Floating-rate Series 27 notes due 2016[2]	50	50
5.18% Series 13 notes due 2017	600	600
2.78% Series 28 notes due 2018	750	750
Floating-rate Series 31 notes due 2019[2]	228	—
4.40% Series 20 notes due 2020	300	300
3.20% Series 25 notes due 2022	600	600
7.35% Debentures due 2030	400	400
6.93% Series 2 notes due 2032	500	500
6.35% Series 4 notes due 2034	385	385
5.36% Series 9 notes due 2036	600	600
4.89% Series 12 notes due 2037	400	400
6.03% Series 17 notes due 2039	300	300
5.49% Series 18 notes due 2040	500	500
4.39% Series 23 notes due 2041	300	300
6.59% Series 5 notes due 2043	315	315
4.59% Series 29 notes due 2043	435	435
4.17% Series 32 notes due 2044	350	—
5.00% Series 11 notes due 2046	325	325
4.00% Series 24 notes due 2051	225	225
3.79% Series 26 notes due 2062	310	310
4.29% Series 30 notes due 2064	50	—

	8,923	9,045
Add: Unrealized mark-to-market loss[1]	2	12
Less: Long-term debt payable within one year	(552)	(756)

Long-term debt	8,373	8,301

[1]	The unrealized mark-to-market loss relates to $250 million of the Series 21 notes due 2015 (2013 – $500 million of the Series 19 notes due 2014, and $250 million of the Series 21 notes due 2015). The unrealized mark-to-market loss is offset by a $2 million (2013 – $12 million) unrealized mark-to-market gain on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges. See Note 13 – Fair Value of Financial Instruments and Risk Management for details of fair value hedges.
[2]	The interest rates of the floating-rate notes are referenced to the 3-month Canadian dollar bankers’ acceptance rate, plus a margin.

In 2014, Hydro One issued $628 million (2013 – $1,185 million) of long-term debt under the MTN Program, and repaid the $750 million MTN Series 19 notes (2013 – repaid $600 million MTN Series 15 notes). In addition, the Company repaid long-term debt totalling $26 million assumed on the Norfolk Power acquisition.

The long-term debt is unsecured and denominated in Canadian dollars. The long-term debt is summarized by the number of years to maturity in Note 13 – Fair Value of Financial Instruments and Risk Management.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

Non-Derivative Financial Assets and Liabilities

At December 31, 2014 and 2013, the Company’s carrying amounts of accounts receivable, due from related parties, cash and cash equivalents, bank indebtedness, accounts payable, and due to related parties are representative of fair value because of the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at December 31, 2014 and 2013 are as follows:

December 31 (millions of Canadian dollars)	2014 Carrying Value	2014 Fair Value	2013 Carrying Value	2013 Fair Value
Long-term debt
$500 million of MTN Series 19 notes[1]	—	—	506	506
$250 million of MTN Series 21 notes[1]	252	252	256	256
Other notes and debentures[2]	8,673	10,159	8,295	9,018

	8,925	10,411	9,057	9,780

[1]	The fair value of $500 million of the MTN Series 19 notes and of $250 million of the MTN Series 21 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).
[2]	The fair value of other notes and debentures, and the portions of the MTN Series 19 notes and the MTN Series 21 notes that are not subject to hedging, represents the market value of the notes and debentures and is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

Fair Value Measurements of Derivative Instruments

At December 31, 2014, the Company had interest-rate swaps totalling $250 million (2013 – $750 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. The Company’s fair value hedge exposure was equal to about 3% (2013 – 8%) of its total long-term debt of $8,925 million (2013 – $9,057 million). At December 31, 2014, the Company had the following interest-rate swaps designated as fair value hedges:

(a)	two $125 million fixed-to-floating interest-rate swap agreements to convert $250 million of the $500 million MTN Series 21 notes maturing September 11, 2015 into three-month variable-rate debt.

At December 31, 2014, the Company also had interest-rate swaps with a total notional value of $409 million (2013 – $900 million) classified as undesignated contracts. The undesignated contracts consist of the following interest-rate swaps:

(b)	a $150 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on a portion of the above fixed-to-floating interest-rate swaps from December 11, 2014 to September 11, 2015;

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

(c)	a $50 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on the $50 million floating-rate MTN Series 22 notes from January 24, 2014 to January 24, 2015;

(d)	a $137 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on the $228 million floating-rate MTN Series 31 notes from December 22, 2014 to December 21, 2015;

(e)	a $30 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on the $50 million floating-rate MTN Series 27 notes from March 3, 2015 to December 3, 2015;

(f)	a $30 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on the $50 million floating-rate MTN Series 22 notes from January 26, 2015 to July 24, 2015; and

(g)	three interest-rate swaps with a total notional value of $12 million that were assumed as part of the Norfolk Power acquisition. These swaps consist of $8 million and $2 million floating-to-fixed interest-rate swap agreements maturing on September 20, 2029, and a $2 million floating-to-fixed interest-rate swap agreement maturing on September 20, 2019.

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at December 31, 2014 and 2013 is as follows:

December 31, 2014 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	100	100	100	—	—
Derivative instruments
Fair value hedges – interest-rate swaps	2	2	—	2	—

	102	102	100	2	—

Liabilities:
Bank indebtedness	2	2	2	—	—
Derivative instruments
Undesignated contracts – interest-rate swaps	3	3	—	3	—
Long-term debt	8,925	10,411	—	10,411	—

	8,930	10,416	2	10,414	—

December 31, 2013 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	565	565	565	—	—
Investment	251	251	—	251	—
Derivative instruments
Fair value hedges – interest-rate swaps	12	12	—	12	—

	828	828	565	263	—

Liabilities:
Bank indebtedness	31	31	31	—	—
Long-term debt	9,057	9,780	—	9,780	—

	9,088	9,811	31	9,780	—

Cash and cash equivalents include cash and short-term investments. At December 31, 2014, short-term investments consisted of bankers’ acceptances and money market funds totalling $nil (2013 – $515 million). The carrying values are representative of fair value because of the short-term nature of these instruments.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

The investment at December 31, 2013 represented the Province of Ontario Floating-Rate Notes that matured in November 2014. The fair value of the investment was determined using inputs other than quoted prices that are observable for the asset, with unrecognized gains or losses recognized in financing charges. The Company obtained quotes from an independent third party for the fair value of the investment, who uses the market price of similar securities adjusted for changes in observable inputs such as maturity dates and interest rates.

The fair value of the derivative instruments is determined using inputs other than quoted prices that are observable for these assets. The fair value is primarily based on the present value of future cash flows using a swap yield curve to determine the assumptions for interest rates.

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no significant transfers between any of the fair value levels during the years ended December 31, 2014 and 2013.

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss that results from changes in commodity prices, foreign exchange rates and interest rates. The Company does not have commodity risk. The Company does have foreign exchange risk as it enters into agreements to purchase materials and equipment associated with capital programs and projects that are settled in foreign currencies. This foreign exchange risk is not material, although the Company could in the future decide to issue foreign currency-denominated debt which would be hedged back to Canadian dollars consistent with its risk management policy. Hydro One is exposed to fluctuations in interest rates as the regulated rate of return for the Company’s Transmission and Distribution Businesses is derived using a formulaic approach that is based on the forecast for long-term Government of Canada bond yields and the spread in 30-year “A”-rated Canadian utility bonds over the 30-year benchmark Government of Canada bond yield. The Company estimates that a 1% decrease in the forecasted long-term Government of Canada bond yield or the “A”-rated Canadian utility spread used in determining the Company’s rate of return would reduce the Transmission Business’ 2014 annual results of operations by approximately $20 million (2013 – $19 million) and Hydro One Networks’ distribution business’ 2014 annual results of operations by approximately $10 million (2013 – $10 million).

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. In addition, the Company may utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing. Hydro One may also enter into derivative agreements such as forward-starting pay fixed-interest-rate swap agreements to hedge against the effect of future interest-rate movements on long-term fixed-rate borrowing requirements. Such arrangements are typically designated as cash flow hedges. No cash flow hedge agreements were in existence as at December 31, 2014 or 2013.

A hypothetical 10% increase in the interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s results of operations for the years ended December 31, 2014 or 2013.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the years ended December 31, 2014 and 2013 are included in financing charges as follows:

Year ended December 31 (millions of Canadian dollars)	2014	2013
Unrealized loss (gain) on hedged debt	(3)	(8)
Unrealized loss (gain) on fair value interest-rate swaps	3	8

Net unrealized loss (gain)	—	—

At December 31, 2014, Hydro One had $250 million (2013 – $750 million) of notional amounts of fair value hedges outstanding related to interest-rate swaps, with assets at fair value of $2 million (2013 – $12 million). During the years ended December 31, 2014 and 2013, there was no significant impact on the results of operations as a result of any ineffectiveness attributable to fair value hedges.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At December 31, 2014 and 2013, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a significant amount of revenue from any single customer. At December 31, 2014 and 2013, there was no significant accounts receivable balance due from any single customer.

At December 31, 2014, the Company’s provision for bad debts was $66 million (2013 – $36 million). Adjustments and write-offs were determined on the basis of a review of overdue accounts, taking into consideration historical experience. At December 31, 2014, approximately 6% of the Company’s net accounts receivable were aged more than 60 days (2013 – 4%).

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly-rated counterparties; limiting total exposure levels with individual counterparties consistent with the Company’s Board-approved Credit Risk Policy; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. In addition to payment netting language in master agreements, the Company establishes credit limits, margining thresholds and collateral requirements for each counterparty. Counterparty credit limits are based on an internal credit review that considers a variety of factors, including the results of a scoring model, leverage, liquidity, profitability, credit ratings and risk management capabilities. The determination of credit exposure for a particular counterparty is the sum of current exposure plus the potential future exposure with that counterparty. The current exposure is calculated as the sum of the principal value of money market exposures and the market value of all contracts that have a positive mark-to-market position on the measurement date. The Company would offset the positive market values against negative values with the same counterparty only where permitted by the existence of a legal netting agreement such as an International Swap Dealers Association master agreement. The potential future exposure represents a safety margin to protect against future fluctuations of interest rates, currencies, equities, and commodities. It is calculated based on factors developed by the Bank of International Settlements, following extensive historical analysis of random fluctuations of interest rates and currencies. To the extent that a counterparty’s margining thresholds are exceeded, the counterparty is required to post collateral with the Company as specified in each agreement. The Company monitors current and forward credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At December 31, 2014, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was $3 million (2013 – $14 million). At December 31, 2014, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with five financial institutions as the counterparties. The credit exposure of three of the five counterparties accounted for more than 10% of the total credit exposure of derivative contracts.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the revolving standby credit facility of $1,500 million. The short-term liquidity under the Commercial Paper Program, and anticipated levels of funds from operations should be sufficient to fund normal operating requirements.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

At December 31, 2014, accounts payable and accrued liabilities in the amount of $784 million (2013 – $789 million) were expected to be settled in cash at their carrying amounts within the next 12 months.

At December 31, 2014, Hydro One had issued long-term debt in the principal amount of $8,923 million (2013 – $9,045 million). Principal repayments, interest payments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

	Long-term Debt Principal Repayments	Interest Payments	Weighted Average Interest Rate
Years to Maturity	(millions of Canadian dollars)	(millions of Canadian dollars)	(%)
1 year	550	419	2.8
2 years	500	393	4.3
3 years	600	381	5.2
4 years	750	350	2.8
5 years	228	327	1.6

	2,628	1,870	3.5
6 – 10 years	900	1,522	3.6
Over 10 years	5,395	4,373	5.4

	8,923	7,765	4.7

14. CAPITAL MANAGEMENT

The Company’s objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing effective access to capital, the Company targets to maintain an “A” category long-term credit rating.

The Company considers its capital structure to consist of Shareholder’s equity, preferred shares, long-term debt, and cash and cash equivalents. At December 31, 2014 and 2013, the Company’s capital structure was as follows:

December 31 (millions of Canadian dollars)	2014	2013
Long-term debt payable within one year	552	756
Less: cash and cash equivalents	100	565

	452	191
Long-term debt	8,373	8,301
Preferred shares	323	323
Common shares	3,314	3,314
Retained earnings	4,249	3,787

	7,563	7,101

Total capital	16,711	15,916

The Company has customary covenants typically associated with long-term debt. Among other things, Hydro One’s long-term debt and credit facility covenants limit the permissible debt to 75% of the Company’s total capitalization, limit the ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2014 and 2013, Hydro One was in compliance with all of these covenants and limitations.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

15. PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Hydro One has a defined benefit pension plan, a supplementary pension plan, and post-retirement and post-employment benefit plans. The defined benefit pension plan (Pension Plan) is contributory and covers all regular employees of Hydro One and its subsidiaries, except employees of Hydro One Brampton Networks and Norfolk Power. Employees of Hydro One Brampton Networks and Norfolk Power participate in the OMERS plan. The supplementary pension plan provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan but for the limitations imposed by the Income Tax Act (Canada). The supplementary pension plan obligation is included with other post-retirement and post-employment benefit obligations on the Consolidated Balance Sheets.

The OMERS Plan

Hydro One contributions to the OMERS plan for the year ended December 31, 2014 were $2 million (2013 – $2 million). Company contributions payable at December 31, 2014 and included in accrued liabilities on the Consolidated Balance Sheets were less than $1 million (2013 – less than $1 million). Hydro One contributions do not represent more than 5% of total contributions to the OMERS plan, as indicated in OMERS’ most recently available annual report for the year ended December 31, 2013.

At December 31, 2013, the OMERS plan was 88.2% funded, with an unfunded liability of $8,641 million. This unfunded liability could result in future payments by participating employers and members. Hydro One future contributions could be increased substantially if other entities withdraw from the plan.

Pension Plan, Post-Retirement and Post-Employment Plans

The Pension Plan provides benefits based on highest three-year average pensionable earnings. For new management employees who commenced employment on or after January 1, 2004, and for new Society of Energy Professionals-represented staff hired after November 17, 2005, benefits are based on highest five-year average pensionable earnings. After retirement, pensions are indexed to inflation.

Company and employee contributions to the Pension Plan are based on actuarial valuations performed at least every three years. Annual Pension Plan contributions for 2014 of $174 million (2013 – $160 million) were based on an actuarial valuation effective December 31, 2013 (2013 – effective December 31, 2011) and the expected level of pensionable earnings. Estimated annual Pension Plan contributions for 2015 and 2016 are approximately $174 million and $175 million, respectively, based on the actuarial valuation as at December 31, 2013 and projected levels of pensionable earnings. Future minimum contributions beyond 2016 will be based on an actuarial valuation effective no later than December 31, 2016. Contributions are payable one month in arrears. All of the contributions are expected to be in the form of cash.

Hydro One recognizes the overfunded or underfunded status of the Pension Plan, and post-retirement and post-employment benefit plans (Plans) as an asset or liability on its Consolidated Balance Sheets, with offsetting regulatory assets and liabilities as appropriate. The underfunded benefit obligations for the Plans, in the absence of regulatory accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension, post-retirement and post-employment benefit obligations is generally recognized over the expected average remaining service period of the employees. The measurement date for the Plans is December 31.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31 (millions of Canadian dollars)	2014	2013	2014	2013
Change in projected benefit obligation
Projected benefit obligation, beginning of year	6,576	6,507	1,531	1,459
Current service cost	145	170	41	40
Interest cost	312	278	73	63
Reciprocal transfers	—	1	—	—
Benefits paid	(319)	(317)	(45)	(44)
Net actuarial loss (gain)	821	(63)	(18)	13

Projected benefit obligation, end of year	7,535	6,576	1,582	1,531

Change in plan assets
Fair value of plan assets, beginning of year	5,731	4,992	—	—
Actual return on plan assets	703	887	—	—
Reciprocal transfers	—	1	—	—
Benefits paid	(319)	(317)	—	—
Employer contributions	174	160	—	—
Employee contributions	35	30	—	—
Administrative expenses	(25)	(22)	—	—

Fair value of plan assets, end of year	6,299	5,731	—	—

Unfunded status	1,236	845	1,582	1,531

Hydro One presents its benefit obligations and plan assets net on its Consolidated Balance Sheets within the following line items:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
December 31 (millions of Canadian dollars)	2014	2013	2014	2013
Accrued liabilities	—	—	49	43
Pension benefit liability	1,236	845	—	—
Post-retirement and post-employment benefit liability	—	—	1,533	1,488

Unfunded status	1,236	845	1,582	1,531

The funded or unfunded status of the pension, post-retirement and post-employment benefit plans refers to the difference between the fair value of plan assets and the projected benefit obligations for the Plans. The funded/unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.

The following table provides the projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan:

December 31 (millions of Canadian dollars)	2014	2013
PBO	7,535	6,576
ABO	6,887	5,998
Fair value of plan assets	6,299	5,731

On an ABO basis, the Pension Plan was funded at 91% at December 31, 2014 (2013 – 96%). On a PBO basis, the Pension Plan was funded at 84% at December 31, 2014 (2013 – 87%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Components of Net Periodic Benefit Costs

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2014 and 2013 for the Pension Plan:

Year ended December 31 (millions of Canadian dollars)	2014	2013
Current service cost, net of employee contributions	110	141
Interest cost	312	278
Expected return on plan assets, net of expenses	(369)	(309)
Actuarial loss amortization	103	175
Prior service cost amortization	2	2

Net periodic benefit costs	158	287

Charged to results of operations[1]	81	72

[1]	The Company follows the cash basis of accounting consistent with the inclusion of pension costs in OEB-approved rates. During the year ended December 31, 2014, pension costs of $174 million (2013 – $160 million) were attributed to labour, of which $81 million (2013 – $72 million) was charged to operations, and $93 million (2013 – $88 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2014 and 2013 for the post-retirement and post-employment benefit plans:

Year ended December 31 (millions of Canadian dollars)	2014	2013
Current service cost, net of employee contributions	41	40
Interest cost	73	63
Actuarial loss amortization	18	27
Prior service cost amortization	2	3

Net periodic benefit costs	134	133

Charged to results of operations	62	58

Assumptions

The measurement of the obligations of the Plans and the costs of providing benefits under the Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One’s expected level of contributions to the Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed-income securities.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

The following weighted average assumptions were used to determine the benefit obligations at December 31, 2014 and 2013:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31	2014	2013	2014	2013
Significant assumptions:
Weighted average discount rate	4.00%	4.75%	4.00%	4.75%
Rate of compensation scale escalation (without merit)	2.50%	2.50%	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%	2.00%	2.00%
Rate of increase in health care cost trends[1]	—	—	4.36%	4.39%

[1]	6.52% per annum in 2015, grading down to 4.36% per annum in and after 2031 (2013 – 6.81% in 2014, grading down to 4.39% per annum in and after 2031)

The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2014 and 2013. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year’s net periodic benefit costs.

Year ended December 31	2014	2013
Pension Benefits:
Weighted average expected rate of return on plan assets	6.50%	6.25%
Weighted average discount rate	4.75%	4.25%
Rate of compensation scale escalation (without merit)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	11	11

Post-Retirement and Post-Employment Benefits:
Weighted average discount rate	4.75%	4.25%
Rate of compensation scale escalation (without merit)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	12	12
Rate of increase in health care cost trends[1]	4.39%	4.39%

[1]	6.81% per annum in 2014, grading down to 4.39% per annum in and after 2031 (2013 – 6.91% in 2013, grading down to 4.39% per annum in and after 2031)

The discount rate used to determine the current year pension obligation and the subsequent year’s net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third party bond yield curve corresponding to each duration. The yield curve is based on “AA” long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows.

The effect of a 1% change in health care cost trends on the projected benefit obligation for the post-retirement and post-employment benefits at December 31, 2014 and 2013 is as follows:

December 31 (millions of Canadian dollars)	2014	2013
Projected benefit obligation:
Effect of a 1% increase in health care cost trends	248	258
Effect of a 1% decrease in health care cost trends	(193)	(200)

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

The effect of a 1% change in health care cost trends on the service cost and interest cost for the post-retirement and post-employment benefits for the years ended December 31, 2014 and 2013 is as follows:

Year ended December 31 (millions of Canadian dollars)	2014	2013
Service cost and interest cost:
Effect of a 1% increase in health care cost trends	23	21
Effect of a 1% decrease in health care cost trends	(17)	(16)

The following approximate life expectancies were used in the mortality assumptions to determine the projected benefit obligations for the pension and post-retirement and post-employment plans at December 31, 2014 and 2013:

December 31, 2014				December 31, 2013
Life expectancy at 65 for a member currently at				Life expectancy at 65 for a member currently at
Age 65		Age 45		Age 65		Age 45
Male	Female	Male	Female	Male	Female	Male	Female
23	25	24	26	23	25	24	26

Estimated Future Benefit Payments

At December 31, 2014, estimated future benefit payments to the participants of the Plans were:

(millions of Canadian dollars)	Pension Benefits	Post-Retirement and Post-Employment Benefits
2015	305	50
2016	316	52
2017	328	54
2018	339	56
2019	350	59
2020 through to 2024	1,889	332

Total estimated future benefit payments through to 2024	3,527	603

Components of Regulatory Assets

A portion of actuarial gains and losses and prior service costs is recorded within regulatory assets on Hydro One’s Consolidated Balance Sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. The following table provides the actuarial gains and losses and prior service costs recorded within regulatory assets:

Year ended December 31 (millions of Canadian dollars)	2014	2013
Pension Benefits:
Actuarial loss (gain) for the year	511	(619)
Actuarial loss amortization	(103)	(175)
Prior service cost amortization	(2)	(2)

	406	(796)

Post-Retirement and Post-Employment Benefits:
Actuarial loss (gain) for the year	(18)	13
Actuarial loss amortization	(18)	(27)
Prior service cost amortization	(2)	(3)

	(38)	(17)

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

The following table provides the components of regulatory assets that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2014 and 2013:

Year ended December 31 (millions of Canadian dollars)	2014	2013
Pension Benefits:
Prior service cost	2	3
Actuarial loss	1,234	842

	1,236	845

Post-Retirement and Post-Employment Benefits:
Prior service cost	—	2
Actuarial loss	273	306

	273	308

The following table provides the components of regulatory assets at December 31 that are expected to be amortized as components of net periodic benefit costs in the following year:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
December 31 (millions of Canadian dollars)	2014	2013	2014	2013
Prior service cost	2	2	—	2
Actuarial loss	119	103	10	15

	121	105	10	17

Pension Plan Assets

Investment Strategy

On a regular basis, Hydro One evaluates its investment strategy to ensure that Pension Plan assets will be sufficient to pay Pension Plan benefits when due. As part of this ongoing evaluation, Hydro One may make changes to its targeted asset allocation and investment strategy. The Pension Plan is managed at a net asset level. The main objective of the Pension Plan is to sustain a certain level of net assets in order to meet the pension obligations of the Company. The Pension Plan fulfills its primary objective by adhering to specific investment policies outlined in its Summary of Investment Policies and Procedures (SIPP), which is reviewed and approved by the Audit, Finance and Pension Investment Committee of Hydro One’s Board of Directors. The Company manages net assets by engaging knowledgeable external investment managers who are charged with the responsibility of investing existing funds and new funds (current year’s employee and employer contributions) in accordance with the approved SIPP. The performance of the managers is monitored through a governance structure. Increases in net assets are a direct result of investment income generated by investments held by the Pension Plan and contributions to the Pension Plan by eligible employees and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members.

Pension Plan Asset Mix

At December 31, 2014, the Pension Plan target asset allocations and weighted average asset allocations were as follows:

	Target Allocation (%)	Pension Plan Assets (%)
Equity securities	60.0	60.9
Debt securities	35.0	35.9
Other[1]	5.0	3.2

	100.0	100.0

[1]	Other investments include real estate and infrastructure investments.

At December 31, 2014, the Pension Plan held no Hydro One corporate bonds (2013 – $15 million) and $340 million of debt securities of the Province (2013 – $217 million).

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Concentrations of Credit Risk

Hydro One evaluated its Pension Plan’s asset portfolio for the existence of significant concentrations of credit risk as at December 31, 2014 and 2013. Concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, concentrations in a type of industry, and concentrations in individual funds. At December 31, 2014 and 2013, there were no significant concentrations (defined as greater than 10% of plan assets) of risk in the Pension Plan’s assets.

The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade and government bonds and with respect to derivative instruments by transacting only with financial institutions rated at least “A+” by Standard and Poor’s Rating Services Inc., DBRS Limited, and Fitch Ratings Inc., and “A1” by Moody’s Investors Service Inc., and also by utilizing exposure limits to each counterparty and ensuring that exposure is diversified across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation.

Fair Value Measurements

The following tables present the Pension Plan assets measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy at December 31, 2014 and 2013:

December 31, 2014 (millions of Canadian dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	—	18	142	160
Cash and cash equivalents	166	—	—	166
Short-term securities	—	176	—	176
Real estate	—	—	2	2
Corporate shares – Canadian	1,008	—	—	1,008
Corporate shares – Foreign	2,766	—	—	2,766
Bonds and debentures – Canadian	—	1,799	—	1,799
Bonds and debentures – Foreign	—	211	—	211

Total fair value of plan assets[1]	3,940	2,204	144	6,288

[1]	At December 31, 2014, the total fair value of Pension Plan assets excludes $18 million of interest and dividends receivable, and $7 million relating to accruals for pension administration expense.

December 31, 2013 (millions of Canadian dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	1	16	117	134
Cash and cash equivalents	150	—	—	150
Short-term securities	—	180	—	180
Real estate	—	—	2	2
Corporate shares – Canadian	943	—	—	943
Corporate shares – Foreign	2,708	—	—	2,708
Bonds and debentures – Canadian	—	1,416	—	1,416
Bonds and debentures – Foreign	—	186	—	186

Total fair value of plan assets[1]	3,802	1,798	119	5,719

[1]	At December 31, 2013, the total fair value of Pension Plan assets excludes $19 million of interest and dividends receivable, and $7 million relating to accruals for pension administration expense.

See Note 13 – Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Changes in the Fair Value of Financial Instruments Classified in Level 3

The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2014 and 2013. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below may include changes in fair value based on both observable and unobservable inputs.

Year ended December 31 (millions of Canadian dollars)	2014	2013
Fair value, beginning of year	119	106
Realized and unrealized gains	30	23
Purchases	23	—
Sales and disbursements	(28)	(10)

Fair value, end of year	144	119

There were no significant transfers between any of the fair value levels during the years ended December 31, 2014 and 2013.

The Company performs sensitivity analysis for fair value measurements classified in Level 3, substituting the unobservable inputs with one or more reasonably possible alternative assumptions. These sensitivity analyses resulted in negligible changes in the fair value of financial instruments classified in this level.

Valuation Techniques Used to Determine Fair Value

Pooled Funds

The pooled fund category mainly consists of private equity and infrastructure investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Infrastructure investments represent infrastructure funds that invest in real assets which are not publicly traded on a stock exchange. Investment strategies in infrastructure include limited partnerships in core infrastructure assets focusing on assets that generate stable, long-term cash flows and deliver incremental returns relative to conventional fixed-income investments. Private equity and infrastructure valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Since these valuation inputs are not highly observable, private equity and infrastructure investments have been categorized as Level 3 within pooled funds.

Cash Equivalents

Demand cash deposits held with banks and cash held by the investment managers are considered cash equivalents and are included in the fair value measurements hierarchy as Level 1.

Short-Term Securities

Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities have been categorized as Level 2.

Real Estate

Real estate investments represent private equity investments in holding companies that invest in real estate properties. The investments in the holding companies are valued using net asset values reported by the fund manager. Real estate investments are categorized as Level 3.

Corporate Shares

Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Bonds and Debentures

Bonds and debentures are presented at published closing trade quotations, and are categorized as Level 2.

16. ENVIRONMENTAL LIABILITIES

The following tables show the movements in environmental liabilities for the years ended December 31, 2014 and 2013:

Year ended December 31, 2014 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	201	65	266
Interest accretion	9	2	11
Expenditures	(5)	(13)	(18)
Revaluation adjustment	(33)	13	(20)

Environmental liabilities, December 31	172	67	239
Less: current portion	8	10	18

	164	57	221

Year ended December 31, 2013 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	197	52	249
Interest accretion	9	1	10
Expenditures	(2)	(14)	(16)
Revaluation adjustment	(3)	26	23

Environmental liabilities, December 31	201	65	266
Less: current portion	15	12	27

	186	53	239

The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

December 31, 2014 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	195	70	265
Less: discounting accumulated liabilities to present value	23	3	26

Discounted environmental liabilities	172	67	239

December 31, 2013 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	237	68	305
Less: discounting accumulated liabilities to present value	36	3	39

Discounted environmental liabilities	201	65	266

At December 31, 2014, the estimated future environmental expenditures were as follows:

(millions of Canadian dollars)
2015	18
2016	37
2017	36
2018	35
2019	33
Thereafter	106

265

At December 31, 2014, of the total estimated future environmental expenditures, $195 million relates to PCBs (2013 – $237 million) and $70 million relates to LAR (2013 – $68 million).

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Hydro One records a liability for the estimated future expenditures for the contaminated LAR and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated.

There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.3% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures.

PCBs

The Environment Canada regulations, enacted under the Canadian Environmental Protection Act, 1999, govern the management, storage and disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under current regulations, Hydro One’s PCBs have to be disposed of by the end of 2025, with the exception of specifically exempted equipment. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm.

The Company’s best estimate of the total estimated future expenditures to comply with current PCB regulations is $195 million. These expenditures are expected to be incurred over the period from 2015 to 2025. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2014 to reduce the PCB environmental liability by $33 million (2013 – $3 million).

LAR

The Company’s best estimate of the total estimated future expenditures to complete its LAR program is $70 million. These expenditures are expected to be incurred over the period from 2015 to 2023. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2014 to increase the LAR environmental liability by $13 million (2013 – $26 million).

17. ASSET RETIREMENT OBLIGATIONS

Hydro One records a liability for the estimated future expenditures for the removal and disposal of asbestos-containing materials installed in some of its facilities and for the decommissioning of specific switching stations located on unowned sites. AROs, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate of fair value can be made. If the asset remains in service at the recognition date, the present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. If an ARO is recorded in respect of an out-of-service asset, the asset retirement cost is charged to results of operations. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the ARO, which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired, changes in legislation or regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

In determining the amounts to be recorded as AROs, the Company estimates the current fair value for completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 3.0% to 5.0%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s AROs represent management’s best estimates of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. AROs are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.

At December 31, 2014, Hydro One had recorded AROs of $9 million (2013 – $14 million), consisting of $8 million (2013 – $7 million) related to the estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities, as well as $1 million (2013 – $7 million) related to the future decommissioning and removal of two switching stations. The amount of interest recorded is nominal.

18. SHARE CAPITAL

Preferred Shares

The Company has 12,920,000 issued and outstanding 5.5% cumulative preferred shares with a redemption value of $25 per share or $323 million total value. The Company is authorized to issue an unlimited number of preferred shares.

The Company’s preferred shares are entitled to an annual cumulative dividend of $18 million, or $1.375 per share, which is payable on a quarterly basis. The preferred shares are not subject to mandatory redemption (except on liquidation) but are redeemable in certain circumstances. The shares are redeemable at the option of the Province at the redemption value, plus any accrued and unpaid dividends, if the Province sells a number of the common shares which it owns to the public such that the Province’s holdings are reduced to less than 50% of the common shares of the Company. Hydro One may elect, without condition, to pay all or part of the redemption price by issuing additional common shares to the Province. If the Province does not exercise its redemption right, the Company would have the ability to adjust the dividend on the preferred shares to produce a yield that is 0.50% less than the then-current dividend market yield for similarly rated preferred shares. The preferred shares do not carry voting rights, except in limited circumstances, and would rank in priority over the common shares upon liquidation.

These preferred shares have conditions for their redemption that are outside the control of the Company because the Province can exercise its right to redeem in the event of change in ownership without approval of the Company’s Board of Directors. Because the conditional redemption feature is outside the control of the Company, the preferred shares are classified outside of equity on the Consolidated Balance Sheets. Management believes that it is not probable that the preferred shares will become redeemable. No adjustment to the carrying value of the preferred shares has been recognized at December 31, 2014. If it becomes probable in the future that the preferred shares will be redeemed, the redemption value would be adjusted.

Common Shares

The Company has 100,000 issued and outstanding common shares. The Company is authorized to issue an unlimited number of common shares.

Common share dividends are declared at the sole discretion of the Hydro One Board of Directors, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial conditions, cash requirements, and other relevant factors, such as industry practice and Shareholder expectations.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Earnings per Share

Basic and diluted earnings per share have been calculated on the basis of net income attributable to the Shareholder of Hydro One and the weighted average number of common shares outstanding during the year.

19. DIVIDENDS

In 2014, preferred share dividends in the amount of $18 million (2013 – $18 million) and common share dividends in the amount of $269 million (2013 – $200 million) were declared.

20. RELATED PARTY TRANSACTIONS

Hydro One is owned by the Province. The OEFC, IESO, OPA, Ontario Power Generation Inc. (OPG) and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Province.

The Province

During 2014, Hydro One paid dividends to the Province totalling $287 million (2013 – $218 million).

In November 2014, the Company redeemed the $250 million Province of Ontario Floating-Rate Notes held as a long-term investment. These notes were originally purchased in January 2010 with a maturity date of November 19, 2014.

IESO

In 2014, Hydro One purchased power in the amount of $2,601 million (2013 – $2,477 million) from the IESO-administered electricity market.

Hydro One receives revenues for transmission services from the IESO, based on OEB-approved uniform transmission rates. Transmission revenues for 2014 include $1,556 million (2013 – $1,509 million) related to these services.

Hydro One receives amounts for rural rate protection from the IESO. Distribution revenues for 2014 include $127 million (2013 – $127 million) related to this program.

Hydro One also receives revenues related to the supply of electricity to remote northern communities from the IESO. Distribution revenues for 2014 include $32 million (2013 – $33 million) related to these services.

OPA

The OPA funds substantially all of the Company’s conservation and demand management programs. The funding includes program costs, incentives, and management fees. In 2014, Hydro One received $33 million (2013 – $34 million) from the OPA related to these programs.

OPG

In 2014, Hydro One purchased power in the amount of $23 million (2013 – $15 million) from OPG.

Hydro One has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. In 2014, revenues related to the provision of construction and equipment maintenance services with respect to these service level agreements were $12 million (2013 – $9 million), primarily for the Transmission Business. Operation, maintenance and administration costs in 2014 related to the purchase of services with respect to these service level agreements were $1 million (2013 – $1 million).

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

OEFC

In 2014, Hydro One made payments in lieu of corporate income taxes to the OEFC totalling $86 million (2013 – $138 million).

In 2014, Hydro One purchased power in the amount of $9 million (2013 – $8 million) from power contracts administered by the OEFC.

Hydro One pays a $5 million annual fee to the OEFC for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999.

PILs and payments in lieu of property taxes are paid to the OEFC.

OEB

Under the Ontario Energy Board Act, 1998, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. In 2014, Hydro One incurred $12 million (2013 – $12 million) in OEB fees.

Sales to and purchases from related parties occur at normal market prices or at a proxy for fair value based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest free and settled in cash.

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

December 31 (millions of Canadian dollars)	2014	2013
Due from related parties	224	197
Due to related parties[1]	(227)	(230)
Investment	—	251

[1]	Included in due to related parties at December 31, 2014 are amounts owing to the IESO in respect of power purchases of $214 million (2013 – $217 million).

21. CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (millions of Canadian dollars)	2014	2013
Accounts receivable	(93)	(78)
Due from related parties	(27)	(43)
Prepaid expenses and other assets	(13)	(5)
Accounts payable	39	13
Accrued liabilities	(35)	71
Due to related parties	(3)	(31)
Accrued interest	—	5
Long-term accounts payable and other liabilities	(3)	(5)
Post-retirement and post-employment benefit liability	80	84

	(55)	11

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

Capital Expenditures

The following table illustrates the reconciliation between investments in property, plant and equipment and the amount presented in the Consolidated Statements of Cash Flows after factoring in capitalized depreciation and the net change in related accruals:

Year ended December 31 (millions of Canadian dollars)	2014	2013
Capital investments in property, plant and equipment	(1,511)	(1,312)
Capitalized depreciation and net change in accruals included in capital investments in property, plant and equipment	30	4

Capital expenditures – property, plant and equipment	(1,481)	(1,308)

The following table illustrates the reconciliation between investments in intangible assets and the amount presented in the Consolidated Statements of Cash Flows after factoring in the net change in related accruals:

Year ended December 31 (millions of Canadian dollars)	2014	2013
Capital investments in intangible assets	(19)	(82)
Net change in accruals included in capital investments in intangible assets	(4)	3

Capital expenditures – intangible assets	(23)	(79)

Supplementary Information

Year ended December 31 (millions of Canadian dollars)	2014	2013
Net interest paid	412	395
PILs	86	138

22. CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2014, the Company paid approximately $1 million (2013 – $2 million) in respect of these consents. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

23. COMMITMENTS

Outsourcing Agreements

The current agreement with Inergi LP (Inergi), an affiliate of Capgemini Canada Inc., expires on February 28, 2015. On November 28, 2014, Hydro One entered into an agreement with Inergi (Inergi Agreement), the service provider selected through a competitive procurement process which began in 2013, for second-generation back office and IT outsourcing services for a term of 58 months, commencing March 1, 2015 to December 31, 2019. Under the agreement, Inergi will provide Hydro One with settlements, source to pay services, pay operations services, information technology and finance and accounting services. Coincident with the conclusion of negotiations on the Inergi Agreement, Hydro One reached agreement with Inergi for the provision of second-generation customer service operations outsourcing services for a fixed period of three years beginning March 1, 2015 to February 28, 2018.

In September 2014, Hydro One entered into an agreement with Brookfield Johnson Controls Canada LP (Brookfield) for facilities management services for a term of ten years, from January 1, 2015 to December 31, 2024, with the option to renew for an additional term of three years. Under the agreement, Brookfield will provide us with facilities management and execution of certain capital projects as deemed required by the Company. The Brookfield Agreement has a value of up to approximately $658 million over the ten-year term of the agreement, including the facilities management portion of the contract, plus a variable amount of capital work depending on the needs that may arise as determined by the Company, with no minimum capital work guarantee. The agreement also includes a fixed management fee of approximately $2 million for each year of the term.

At December 31, 2014, the annual commitments under the outsourcing agreements were as follows: 2015 – $179 million; 2016 – $146 million; 2017 – $145 million; 2018 – $113 million; 2019 – $105 million; and thereafter – $13 million.

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. As at December 31, 2014, the Company provided prudential support to the IESO on behalf of its subsidiaries using parental guarantees of $330 million (2013 – $325 million), and on behalf of two distributors using guarantees of $1 million (2013 – $1 million). In addition, as at December 31, 2014, the Company has provided letters of credit in the amount of $8 million (2013 – $21 million) to the IESO. The IESO could draw on these guarantees and/or letters of credit if these subsidiaries or distributors fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for the Company’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure the Company’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. At December 31, 2014, Hydro One had letters of credit of $126 million (2013 – $127 million) outstanding relating to retirement compensation arrangements.

Operating Leases

Hydro One is committed as lessee to irrevocable operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have a typical term of between three and five years, but several leases have lesser or greater terms to address special circumstances and/or opportunities. Renewal options, which are generally prevalent in most leases, have similar terms of three to five years. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. Hydro One Networks and Hydro One Telecom are the principal entities concerned.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

During the year ended December 31, 2014, the Company made lease payments totalling $11 million (2013 – $11 million). At December 31, 2014, the future minimum lease payments under non-cancellable operating leases were as follows: 2015 – $7 million; 2016 – $10 million; 2017 – $9 million; 2018 – $7 million; 2019 – $3 million; and thereafter – $9 million.

24. SEGMENTED REPORTING

Hydro One has three reportable segments:

•	The Transmission Business, which comprises the core business of providing electricity transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

•	The Distribution Business, which comprises the core business of delivering and selling electricity to customers; and

•	Other, which includes certain corporate activities and the operations of the telecommunications business.

The designation of segments has been based on a combination of regulatory status and the nature of the products and services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and provision for PILs from continuing operations (excluding certain allocated corporate governance costs).

The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies (see Note 2 – Significant Accounting Policies). Segment information on the above basis is as follows:

Year ended December 31, 2014 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,588	4,903	57	6,548
Purchased power	—	3,419	—	3,419
Operation, maintenance and administration	394	742	56	1,192
Depreciation and amortization	346	367	9	722

Income (loss) before financing charges and provision for PILs	848	375	(8)	1,215

Capital investments	845	680	5	1,530

Year ended December 31, 2013 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,529	4,484	61	6,074
Purchased power	—	3,020	—	3,020
Operation, maintenance and administration	375	672	59	1,106
Depreciation and amortization	327	340	9	676

Income (loss) before financing charges and provision for PILs	827	452	(7)	1,272

Capital investments	714	673	7	1,394

Total Assets by Segment:

December 31 (millions of Canadian dollars)	2014	2013
Transmission	12,540	11,846
Distribution	9,805	8,805
Other	205	974

Total assets	22,550	21,625

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014 and 2013

25. SUBSEQUENT EVENT

On February 11, 2015, preferred share dividends in the amount of $4 million and common share dividends in the amount of $25 million were declared.

HYDRO ONE INC.

MANAGEMENT’S REPORT

The Consolidated Financial Statements, Management’s Discussion and Analysis (MD&A) and related financial information have been prepared by the management of Hydro One Inc. (Hydro One or the Company). Management is responsible for the integrity, consistency and reliability of all such information presented. The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles and applicable securities legislation. The MD&A has been prepared in accordance with National Instrument 51-102, Part 5.

The preparation of the Consolidated Financial Statements and information in the MD&A involves the use of estimates and assumptions based on management’s judgement, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Estimates and assumptions are based on historical experience, current conditions and various other assumptions believed to be reasonable in the circumstances, with critical analysis of the significant accounting policies followed by the Company as described in Note 2 to the Consolidated Financial Statements. The preparation of the Consolidated Financial Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected. The Consolidated Financial Statements and MD&A have been properly prepared within reasonable limits of materiality and in light of information up to February 13, 2014.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In meeting its responsibility for the reliability of financial information, management maintains and relies on a comprehensive system of internal control and internal audit. The system of internal control includes a written corporate conduct policy; implementation of a risk management framework; effective segregation of duties and delegation of authorities; and sound and conservative accounting policies that are regularly reviewed. This structure is designed to provide reasonable assurance that assets are safeguarded and that reliable information is available on a timely basis. In addition, management has assessed the design and operating effectiveness of the Company’s internal control over financial reporting in accordance with the criteria set forth in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2013. The effectiveness of these internal controls and findings is reported to the Audit and Finance Committee of the Hydro One Board of Directors, as required.

The Consolidated Financial Statements have been examined by KPMG LLP, independent external auditors appointed by the Shareholder. The external auditors’ responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in accordance with United States Generally Accepted Accounting Principles. The Independent Auditors’ Report outlines the scope of their examination and their opinion.

The Hydro One Board of Directors, through its Audit and Finance Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit and Finance Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility and to review the Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit and Finance Committee, with and without the presence of management, to discuss their audit findings.

The President and Chief Executive Officer and the Chief Administration Officer and Chief Financial Officer have certified Hydro One’s annual Consolidated Financial Statements and annual MD&A, related disclosure controls and procedures and the design and effectiveness of related internal controls over financial reporting.

On behalf of Hydro One Inc.’s management:

Carmine Marcello President and Chief Executive Officer	Sandy Struthers Chief Administration Officer and Chief Financial Officer

HYDRO ONE INC.

INDEPENDENT AUDITORS’ REPORT

To the Shareholder of Hydro One Inc.

We have audited the accompanying Consolidated Financial Statements of Hydro One Inc., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of operations and comprehensive income, changes in shareholder’s equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with United States Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Consolidated Financial Statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the Consolidated Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of Hydro One Inc. as at December 31, 2013 and December 31, 2012, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with United States Generally Accepted Accounting Principles.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 13, 2014

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the years ended December 31, 2013 and 2012

Year ended December 31 (millions of Canadian dollars, except per share amounts)	2013	2012
Revenues
Distribution (includes $160 related party revenues; 2012 – $155) (Note 20)	4,484	4,184
Transmission (includes $1,517 related party revenues; 2012 – $1,482) (Note 20)	1,529	1,482
Other	61	62

	6,074	5,728

Costs
Purchased power (includes $2,500 related party costs; 2012 – $2,409) (Note 20)	3,020	2,774
Operation, maintenance and administration (Note 20)	1,106	1,071
Depreciation and amortization (Note 5)	676	659

	4,802	4,504

Income before financing charges and provision for payments in lieu of corporate income taxes	1,272	1,224
Financing charges (Note 6)	360	358

Income before provision for payments in lieu of corporate income taxes	912	866
Provision for payments in lieu of corporate income taxes (Notes 7, 20)	109	121

Net income	803	745
Other comprehensive income	—	1

Comprehensive income	803	746

Basic and fully diluted earnings per common share (dollars) (Note 18)	7,850	7,280

Dividends per common share declared (dollars) (Note 19)	2,000	3,523

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS

At December 31, 2013 and 2012

December 31 (millions of Canadian dollars)	2013	2012
Assets
Current assets:
Cash and cash equivalents (Note 13)	565	195
Accounts receivable (net of allowance for doubtful accounts – $36; 2012 – $23) (Note 8)	923	845
Due from related parties (Note 20)	197	154
Regulatory assets (Note 11)	47	29
Materials and supplies	23	23
Deferred income tax assets (Note 7)	18	18
Derivative instruments (Note 13)	6	—
Investment (Notes 13, 20)	251	—
Other	28	22

	2,058	1,286

Property, plant and equipment (Note 9):
Property, plant and equipment in service	23,820	22,650
Less: accumulated depreciation	8,615	8,145

	15,205	14,505
Construction in progress	1,078	1,055
Future use land, components and spares	148	147

	16,431	15,707

Other long-term assets:
Regulatory assets (Note 11)	2,636	3,098
Investment (Notes 13, 20)	—	251
Intangible assets (net of accumulated amortization – $252; 2012 – $305) (Note 10)	313	267
Goodwill	133	133
Deferred debt costs	36	34
Derivative instruments (Note 13)	6	19
Deferred income tax assets (Note 7)	11	14
Other	1	2

	3,136	3,818

Total assets	21,625	20,811

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (continued)

At December 31, 2013 and 2012

December 31 (millions of Canadian dollars, except number of shares)	2013	2012
Liabilities
Current liabilities:
Bank indebtedness (Note 13)	31	42
Accounts payable	62	140
Accrued liabilities (Notes 7, 15, 16)	733	578
Due to related parties (Note 20)	230	261
Accrued interest	100	95
Regulatory liabilities (Note 11)	85	40
Long-term debt payable within one year (includes $506 measured at fair value; 2012 – $0) (Notes 12, 13)	756	600

	1,997	1,756

Long-term debt (includes $256 measured at fair value; 2012 – $769) (Notes 12, 13)	8,301	7,879

Other long-term liabilities:
Post-retirement and post-employment benefit liability (Note 15)	1,488	1,416
Deferred income tax liabilities (Note 7)	1,129	944
Pension benefit liability (Note 15)	845	1,515
Environmental liabilities (Note 16)	239	227
Regulatory liabilities (Note 11)	163	181
Net unamortized debt premiums	20	23
Asset retirement obligations (Note 17)	14	15
Long-term accounts payable and other liabilities	14	25

	3,912	4,346

Total liabilities	14,210	13,981

Contingencies and commitments (Notes 22, 23)
Preferred shares (authorized: unlimited; issued: 12,920,000) (Notes 18, 19)	323	323
Shareholder’s equity
Common shares (authorized: unlimited; issued: 100,000) (Notes 18, 19)	3,314	3,314
Retained earnings	3,787	3,202
Accumulated other comprehensive loss	(9)	(9)

Total shareholder’s equity	7,092	6,507

Total liabilities, preferred shares and shareholder’s equity	21,625	20,811

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board of Directors:

James Arnett Chair	Michael J. Mueller Chair, Audit and Finance Committee

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

For the years ended December 31, 2013 and 2012

Year ended December 31, 2013 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
January 1, 2013	3,314	3,202	(9)	6,507
Net income	—	803	—	803
Other comprehensive income	—	—	—	—
Dividends on preferred shares	—	(18)	—	(18)
Dividends on common shares	—	(200)	—	(200)

December 31, 2013	3,314	3,787	(9)	7,092

Year ended December 31, 2012 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
January 1, 2012	3,314	2,827	(10)	6,131
Net income	—	745	—	745
Other comprehensive income	—	—	1	1
Dividends on preferred shares	—	(18)	—	(18)
Dividends on common shares	—	(352)	—	(352)

December 31, 2012	3,314	3,202	(9)	6,507

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013 and 2012

Year ended December 31 (millions of Canadian dollars)	2013	2012
Operating activities
Net income	803	745
Environmental expenditures	(16)	(18)
Adjustments for non-cash items:
Depreciation and amortization (excluding removal costs)	597	589
Regulatory assets and liabilities	3	12
Deferred income taxes	(2)	(9)
Other	8	6
Changes in non-cash balances related to operations (Note 21)	11	(31)

Net cash from operating activities	1,404	1,294

Financing activities
Long-term debt issued	1,185	1,085
Long-term debt retired	(600)	(600)
Dividends paid	(218)	(370)
Change in bank indebtedness	(11)	3
Other	(5)	(1)

Net cash from financing activities	351	117

Investing activities
Capital expenditures (Note 21)
Property, plant and equipment	(1,333)	(1,373)
Intangible assets	(79)	(90)
Other	27	19

Net cash used in investing activities	(1,385)	(1,444)

Net change in cash and cash equivalents	370	(33)
Cash and cash equivalents, beginning of year	195	228

Cash and cash equivalents, end of year	565	195

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

1. DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by the Province of Ontario (Province). The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario. The electricity rates of these businesses are regulated by the Ontario Energy Board (OEB).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries: Hydro One Networks Inc. (Hydro One Networks), Hydro One Remote Communities Inc. (Hydro One Remote Communities), Hydro One Brampton Networks Inc. (Hydro One Brampton Networks), Hydro One Telecom Inc. (Hydro One Telecom), Hydro One Lake Erie Link Management Inc., and Hydro One Lake Erie Link Company Inc.

Intercompany transactions and balances have been eliminated.

Basis of Accounting

These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars. Certain comparative figures have been reclassified to conform to the presentation of these Consolidated Financial Statements (see Note 21 – Consolidated Statements of Cash Flows). In the opinion of management, these Consolidated Financial Statements include all adjustments that are necessary to fairly state the financial position and results of operations of Hydro One as at, and for the year ended December 31, 2013.

Hydro One performed an evaluation of subsequent events through to February 13, 2014, the date these Consolidated Financial Statements were issued, to determine whether any events or transactions warranted recognition and disclosure in these Consolidated Financial Statements. See Note 25 – Subsequent Event.

Use of Management Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Management evaluates these estimates on an ongoing basis based upon: historical experience; current conditions; and assumptions believed to be reasonable at the time the assumptions are made with any adjustments being recognized in results of operations in the period they arise. Significant estimates relate to regulatory assets and regulatory liabilities, environmental liabilities, pension benefits, post-retirement and post-employment benefits, asset retirement obligations (AROs), goodwill and asset impairments, contingencies, unbilled revenues, allowance for doubtful accounts, derivative instruments, and deferred income tax assets and liabilities. Actual results may differ significantly from these estimates, which may be impacted by future decisions made by the OEB or the Province.

Rate Setting

The Company’s Transmission Business includes the separately regulated transmission business of Hydro One Networks. The Company’s consolidated Distribution Business includes Hydro One Brampton Networks, Hydro One Remote Communities, as well as the separately regulated distribution business of Hydro One Networks.

The OEB has approved the use of US GAAP for rate setting and regulatory accounting and reporting by Hydro One Networks’ transmission and distribution businesses, as well as by Hydro One Remote Communities, beginning with the year 2012. Hydro One Brampton Networks currently uses Canadian GAAP for its distribution rate-setting purposes.

F-88

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Transmission

In May 2010, Hydro One Networks filed a cost-of-service application with the OEB for 2012 transmission rates. The OEB approved a revenue requirement of $1,418 million for 2012, along with new 2012 uniform transmission rates, with an effective date of January 1, 2012. In May 2012, Hydro One Networks filed a cost-of-service application with the OEB for 2013 transmission rates, seeking approval for a 2013 revenue requirement of $1,465 million. In December 2012, the OEB approved a revenue requirement of $1,438 million for 2013. The reduced approved revenue requirement included reductions to proposed operation, maintenance and administration costs, and capital expenditures.

Distribution

In 2010, the OEB approved a revised 2011 revenue requirement of $1,218 million and 2011 distribution rates. Hydro One Networks elected to retain the same distribution rates for 2012 as approved by the OEB for the 2011 rate year. In June 2012, Hydro One Networks filed an Incentive Regulation Mechanism (IRM) application with the OEB for 2013 distribution rates. In December 2012, the OEB approved an increase in average distribution rates of approximately 1.3%, with an effective date of January 1, 2013.

In September 2011, Hydro One Brampton Networks filed an IRM application with the OEB for 2012 distribution rates. In January 2012, the OEB approved a reduction in distribution rates of approximately 13.2%, with an effective date of January 1, 2012. These rate reductions were primarily due to OEB-approved adjustments to depreciation rates. In August 2012, Hydro One Brampton Networks filed an IRM application with the OEB for 2013 distribution rates. In December 2012, the OEB approved an increase in average distribution rates of approximately 0.3%, with an effective date of January 1, 2013.

In November 2011, Hydro One Remote Communities filed an IRM application with the OEB for 2012 rates. In March 2012, the OEB approved an increase of approximately 1.1% to basic rates for the distribution and generation of electricity, with an effective date of May 1, 2012. In September 2012, Hydro One Remote Communities filed a cost-of-service application with the OEB for 2013 rates, seeking approval for a 2013 revenue requirement of $53 million. In June 2013, the OEB approved a revenue requirement of $51 million for 2013.

Regulatory Accounting

The OEB has the general power to include or exclude revenues, costs, gains or losses in the rates of a specific period, resulting in a change in the timing of accounting recognition from that which would have been applied in an unregulated company. Such change in timing involves the application of rate-regulated accounting, giving rise to the recognition of regulatory assets and liabilities. The Company’s regulatory assets represent certain amounts receivable from future customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company has recorded regulatory liabilities that generally represent amounts that are refundable to future customers. The Company continually assesses the likelihood of recovery of each of its regulatory assets and continues to believe that it is probable that the OEB will factor its regulatory assets and liabilities into the setting of future rates. If, at some future date, the Company judges that it is no longer probable that the OEB will include a regulatory asset or liability in setting future rates, the appropriate carrying amount will be reflected in results of operations in the period that the assessment is made.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with an original maturity of three months or less.

Revenue Recognition

Transmission revenues are collected through OEB-approved rates, which are based on an approved revenue requirement that includes a rate of return. Such revenue is recognized as electricity is transmitted and delivered to customers.

Distribution revenues are recognized on an accrual basis and include billed and unbilled revenues. Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized as electricity is delivered to customers. The Company estimates monthly revenue for a period based on wholesale electricity purchases

F-89

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

because customer meters are not generally read at the end of each month. At the end of each month, the electricity delivered to customers, but not billed, is estimated and revenue is recognized. The unbilled revenue estimate is affected by energy demand, weather, line losses and changes in the composition of customer classes.

Distribution revenue also includes an amount relating to rate protection for rural, residential and remote customers, which is received from the Independent Electricity System Operator (IESO) based on a standardized customer rate that is approved by the OEB. Current legislation provides rate protection for prescribed classes of rural, residential and remote consumers by reducing the electricity rates that would otherwise apply.

Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered.

Revenues are recorded net of indirect taxes.

Accounts Receivable and Allowance for Doubtful Accounts

Billed accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Unbilled accounts receivable are estimated and recorded based on wholesale electricity purchases. Overdue amounts related to regulated billings bear interest at OEB-approved rates. The allowance for doubtful accounts reflects the Company’s best estimate of losses on billed accounts receivable balances. The allowance is based on accounts receivable aging, historical experience and other currently available information. The Company estimates the allowance for doubtful accounts on customer receivables by applying internally developed loss rates to the outstanding receivable balances by risk segment. Risk segments represent groups of customers with similar credit quality indicators and are computed based on various attributes, including number of days receivables are past due, delinquency of balances and payment history. Loss rates applied to the accounts receivable balances are based on historical average write-offs as a percentage of accounts receivable in each risk segment. An account is considered delinquent if the amount billed is not received within 110 days of the invoiced date. Accounts receivable are written off against the allowance when they are deemed uncollectible. The existing allowance for uncollectible accounts will continue to be affected by changes in volume, prices and economic conditions.

Corporate Income Taxes

Under the Electricity Act, 1998, Hydro One is required to make payments in lieu of corporate income taxes (PILs) to the Ontario Electricity Financial Corporation (OEFC). These payments are calculated in accordance with the rules for computing income and other relevant amounts contained in the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario) as modified by the Electricity Act, 1998 and related regulations.

Current and deferred income taxes are computed based on the tax rates and tax laws enacted at the balance sheet date. Tax benefits associated with income tax positions taken, or expected to be taken, in a tax return are recorded only when the “more-likely-than-not” recognition threshold is satisfied and are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant management judgement is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management re-evaluates tax positions each period in which new information about recognition or measurement becomes available.

Current Income Taxes

The provision for current taxes and the assets and liabilities recognized for the current and prior periods are measured at the amounts receivable from, or payable to, the OEFC.

Deferred Income Taxes

Deferred income taxes are provided for using the liability method. Deferred income taxes are recognized based on the estimated future tax consequences attributable to temporary differences between the carrying amount of assets and liabilities in the Consolidated Financial Statements and their corresponding tax bases.

F-90

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Deferred income tax liabilities are generally recognized on all taxable temporary differences. Deferred tax assets are recognized to the extent that it is more-likely-than-not that these assets will be realized from taxable income available against which deductible temporary differences can be utilized.

Deferred income taxes are calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the tax rates and tax laws that have been enacted at the balance sheet date. Deferred income taxes that are not included in the rate-setting process are charged or credited to the Consolidated Statements of Operations and Comprehensive Income.

If management determines that it is more-likely-than-not that some or all of a deferred income tax asset will not be realized, a valuation allowance is recorded against the tax asset to report the net balance at the amount expected to be realized. Previously unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become more-likely-than-not that the tax benefit will be realized.

The Company records regulatory assets and liabilities associated with deferred income taxes that will be included in the rate-setting process.

The Company uses the flow-through method to account for investment tax credits (ITCs) earned on eligible scientific research and experimental development expenditures, and apprenticeship job creation. Under this method, only non-refundable ITCs are recognized as a reduction to income tax expense.

Materials and Supplies

Materials and supplies represent consumables, small spare parts and construction materials held for internal construction and maintenance of property, plant and equipment. These assets are carried at average cost less any impairments recorded.

Property, Plant and Equipment

Property, plant and equipment is recorded at original cost, net of customer contributions received in aid of construction and any accumulated impairment losses. The cost of additions, including betterments and replacement asset components, is included on the Consolidated Balance Sheets as property, plant and equipment.

The original cost of property, plant and equipment includes direct materials, direct labour (including employee benefits), contracted services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are related to the capital project or program. Indirect overheads include a portion of corporate costs such as finance, treasury, human resources, information technology and executive costs. Overhead costs, including corporate functions and field services costs, are capitalized on a fully allocated basis, consistent with an OEB-approved methodology.

Property, plant and equipment in service consists of transmission, distribution, communication, administration and service assets and land easements. Property, plant and equipment also includes future use assets, such as land, major components and spare parts, and capitalized project development costs associated with deferred capital projects.

Transmission

Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, including transformers, circuit breakers and switches.

Distribution

Distribution assets include assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems.

F-91

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Communication

Communication assets include the fibre-optic and microwave radio system, optical ground wire, towers, telephone equipment and associated buildings.

Administration and Service

Administration and service assets include administrative buildings, personal computers, transport and work equipment, tools and other minor assets.

Easements

Easements include statutory rights of use for transmission corridors and abutting lands granted under the Reliable Energy and Consumer Protection Act, 2002, as well as other land access rights.

Intangible Assets

Intangible assets separately acquired or internally developed are measured on initial recognition at cost, which comprises purchased software, direct labour (including employee benefits), consulting, engineering, overheads and attributable capitalized financing charges. Following initial recognition, intangible assets are carried at cost, net of any accumulated amortization and accumulated impairment losses. The Company’s intangible assets primarily represent major administrative computer applications.

Capitalized Financing Costs

Capitalized financing costs represent interest costs attributable to the construction of property, plant and equipment or development of intangible assets. The financing cost of attributable borrowed funds is capitalized as part of the acquisition cost of such assets. The capitalized portion of financing costs is a reduction to financing charges recognized in the Consolidated Statements of Operations and Comprehensive Income. Capitalized financing costs are calculated using the Company’s weighted average effective cost of debt.

Construction and Development in Progress

Construction and development in progress consists of the capitalized cost of constructed assets that are not yet complete and which have not yet been placed in service.

Depreciation and Amortization

The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight-line basis based on the estimated remaining service life of each asset category, except for transport and work equipment, which is depreciated on a declining balance basis.

The Company periodically initiates an external independent review of its property, plant and equipment and intangible asset depreciation and amortization rates, as required by the OEB. Any changes arising from OEB approval of such a review are implemented on a remaining service life basis, consistent with their inclusion in electricity rates. The last review resulted in changes to rates effective January 1, 2013. A summary of average service lives and depreciation and amortization rates for the various classes of assets is included below:

	Average	Rate (%)
	Service Life	Range	Average
Transmission	57 years	1% – 2%	2%
Distribution	42 years	1% – 20%	2%
Communication	19 years	1% – 15%	5%
Administration and service	15 years	3% – 20%	6%

F-92

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

The cost of intangible assets is included primarily within the administration and service classification above. Amortization rates for computer applications software and other intangible assets range from 9% to 10%.

In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense. Depreciation expense also includes the costs incurred to remove property, plant and equipment where no ARO has been recorded.

Goodwill

Goodwill represents the cost of acquired local distribution companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair value-based test. The first step compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the carrying amount of the applicable reporting unit exceeds its fair value, a second step is performed. The second step requires an allocation of fair value to the individual assets and liabilities using purchase price allocation in order to determine the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations.

For the year ended December 31, 2013, based on the qualitative assessment performed as at September 30, 2013, the Company has determined that it is not more-likely-than-not that the fair value of each applicable reporting unit assessed is less than its carrying amount. As a result, no further testing was performed, and the Company has concluded that goodwill was not impaired at December 31, 2013.

Long-Lived Asset Impairment

When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, impairment exists when the carrying value exceeds the sum of the future estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset’s carrying value is adjusted to its estimated fair value.

Within its regulated business, the carrying costs of most of Hydro One’s long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable.

Hydro One regularly monitors the assets of its unregulated Hydro One Telecom subsidiary for indications of impairment. Management assesses the fair value of such long-lived assets using commonly accepted techniques, and may use more than one. Techniques used to determine fair value include, but are not limited to, the use of recent third party comparable sales for reference and internally developed discounted cash flow analysis. Significant changes in market conditions, changes to the condition of an asset, or a change in management’s intent to utilize the asset are generally viewed by management as triggering events to reassess the cash flows related to these long-lived assets. As at December 31, 2013, no asset impairment had been recorded for assets within either the Company’s regulated or unregulated businesses.

F-93

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Costs of Arranging Debt Financing

For financial liabilities classified as other than held-for-trading, the Company defers the external transaction costs related to obtaining debt financing and presents such amounts as deferred debt costs on the Consolidated Balance Sheets. Deferred debt costs are amortized over the contractual life of the related debt on an effective-interest basis and the amortization is included within financing charges in the Consolidated Statements of Operations and Comprehensive Income. Transaction costs for items classified as held-for-trading are expensed immediately.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI). OCI includes the amortization of net unamortized hedging losses on the Company’s discontinued cash flow hedges, and the change in fair value on the existing cash flow hedges to the extent that the hedge is effective. The Company amortizes its unamortized hedging losses on discontinued cash flow hedges to financing charges using the effective-interest method over the term of the allocated hedged debt. Hydro One presents net income and OCI in a single continuous Consolidated Statement of Operations and Comprehensive Income.

Financial Assets and Liabilities

All financial assets and liabilities are classified into one of the following five categories: held-to-maturity; loans and receivables; held-for-trading; other liabilities; or available-for-sale. Financial assets and liabilities classified as held-for-trading are measured at fair value. All other financial assets and liabilities are measured at amortized cost, except accounts receivable and amounts due from related parties, which are measured at the lower of cost or fair value. Accounts receivable and amounts due from related parties are classified as loans and receivables. The Company considers the carrying amounts of accounts receivable and amounts due from related parties to be reasonable estimates of fair value because of the short time to maturity of these instruments. Provisions for impaired accounts receivable are recognized as adjustments to the allowance for doubtful accounts and are recognized when there is objective evidence that the Company will not be able to collect amounts according to the original terms.

Derivative instruments are measured at fair value. Gains and losses from fair valuation are included within financing charges in the period in which they arise. The Company determines the classification of its financial assets and liabilities at the date of initial recognition. The Company designates certain of its financial assets and liabilities to be held at fair value, when it is consistent with the Company’s risk management policy disclosed in Note 13 – Fair Value of Financial Instruments and Risk Management.

The Company’s investment in Province of Ontario Floating-Rate Notes, which is held as an alternate form of liquidity to supplement the bank credit facilities, is classified as held-for-trading and is measured at fair value.

All financial instrument transactions are recorded at trade date.

Derivative Instruments and Hedge Accounting

The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses various instruments to hedge these risks. Certain of these derivative instruments qualify for hedge accounting and are designated as accounting hedges, while others either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undesignated contracts) as they are part of economic hedging relationships.

The accounting guidance for derivative instruments requires the recognition of all derivative instruments not identified as meeting the normal purchase and sale exemption as either assets or liabilities recorded at fair value on the Consolidated Balance Sheets. For derivative instruments that qualify for hedge accounting, the Company may elect to designate such derivative instruments as either cash flow hedges or fair value hedges. The Company offsets fair value amounts recognized in its Consolidated Balance Sheets related to derivative instruments executed with the same counterparty under the same master netting agreement.

F-94

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

For derivative instruments that qualify for hedge accounting and which are designated as cash flow hedges, the effective portion of any gain or loss, net of tax, is reported as a component of accumulated OCI (AOCI) and is reclassified to results of operations in the same period or periods during which the hedged transaction affects results of operations. Any gains or losses on the derivative instrument that represent either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in results of operations. For fair value hedges, changes in fair value of both the derivative instrument and the underlying hedged exposure are recognized in the Consolidated Statement of Operations and Comprehensive Income in the current period. The gain or loss on the derivative instrument is included in the same line item as the offsetting gain or loss on the hedged item in the Consolidated Statements of Operations and Comprehensive Income. Additionally, the Company enters into derivative agreements that are economic hedges that either do not qualify for hedge accounting or have not been designated as hedges. The changes in fair value of these undesignated derivative instruments are reflected in results of operations.

Embedded derivative instruments are separated from their host contracts and carried at fair value on the Consolidated Balance Sheets when: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not measured at fair value, with changes in fair value recognized in results of operations each period; and (c) the embedded derivative itself meets the definition of a derivative. The Company does not engage in derivative trading or speculative activities and had no embedded derivatives at December 31, 2013 or 2012.

Hydro One periodically develops hedging strategies taking into account risk management objectives. At the inception of a hedging relationship where the Company has elected to apply hedge accounting, Hydro One formally documents the relationship between the hedged item and the hedging instrument, the related risk management objective, the nature of the specific risk exposure being hedged, and the method for assessing the effectiveness of the hedging relationship. The Company also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are effective in offsetting changes in fair values or cash flows of the hedged items.

Employee Future Benefits

Employee future benefits provided by Hydro One include pension, post-retirement and post-employment benefits. The costs of the Company’s pension, post-retirement and post-employment benefit plans are recorded over the periods during which employees render service.

The Company recognizes the funded status of its pension, post-retirement and post-employment plans on its Consolidated Balance Sheets and subsequently recognizes the changes in funded status at the end of each reporting year. Pension, post-retirement and post-employment plans are considered to be underfunded when the projected benefit obligation exceeds the fair value of the plan assets. Liabilities are recognized on the Consolidated Balance Sheets for any net underfunded projected benefit obligation. The net underfunded projected benefit obligation may be disclosed as a current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets. If the fair value of plan assets exceeds the projected benefit obligation of the plan, an asset is recognized equal to the net overfunded projected benefit obligation. The net asset for an overfunded plan is classified as a long-term asset on the Consolidated Balance Sheets. The post-retirement and post-employment benefit plans are unfunded because there are no related plan assets.

Pension benefits

In accordance with the OEB’s rate orders, pension costs are recorded on a cash basis as employer contributions are paid to the pension fund in accordance with the Pension Benefits Act (Ontario). Pension costs are recorded on an accrual basis for financial reporting purposes. Pension costs are actuarially determined using the projected benefit method prorated on service and are based on assumptions that reflect management’s best estimate of the effect of future events, including future compensation increases. Past service costs from plan amendments and all actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service period of active employees in the plan, and over the estimated remaining life expectancy of inactive employees in the plan. Pension plan assets, consisting primarily of listed equity securities as well as corporate and government debt securities, are fair valued at the end of each year.

F-95

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Hydro One records a regulatory asset equal to the net underfunded projected benefit obligation for its pension plan. The regulatory asset for the net underfunded projected benefit obligation for the pension plan, in the absence of regulatory accounting, would be recognized in AOCI. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension regulatory assets are remeasured at the end of each year based on the current status of the pension plan.

All future pension benefit costs are attributed to labour and are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets.

Post-retirement and post-employment benefits

Post-retirement and post-employment benefits are recorded and included in rates on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates. Past service costs from plan amendments are amortized to results of operations based on the expected average remaining service period.

Hydro One records a regulatory asset equal to the incremental net unfunded projected benefit obligation for post-retirement and post-employment plans recorded at each year end based on annual actuarial reports. The regulatory asset for the incremental net unfunded projected benefit obligation for post-retirement and post-employment plans, in the absence of regulatory accounting, would be recognized in AOCI. A regulatory asset is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered in the future through the rate-setting process.

For post-retirement benefits, all actuarial gains or losses are deferred using the “corridor” approach. The amount calculated above the “corridor” is amortized to results of operations on a straight-line basis over the expected average remaining service life of active employees in the plan and over the remaining life expectancy of inactive employees in the plan. The post-retirement benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.

For post-employment obligations, the associated regulatory liabilities representing actuarial gains on transition to US GAAP are amortized to results of operations based on the “corridor” approach. Post transition, the actuarial gains and losses on post-employment obligations that are incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.

All post-retirement and post-employment future benefit costs are attributed to labour and are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets.

Multiemployer Pension Plan

Employees of Hydro One Brampton Networks participate in the Ontario Municipal Employees Retirement System Fund (OMERS), a multiemployer, contributory, defined benefit public sector pension fund. OMERS provides retirement pension payments based on members’ length of service and salary. Both participating employers and members are required to make plan contributions. The OMERS plan assets are pooled together to provide benefits to all plan participants and the plan assets are not segregated by member entity. OMERS is registered with the Financial Services Commission of Ontario under Registration #0345983. At December 31, 2012, OMERS had approximately 429,000 members, with approximately 283 members being current employees of Hydro One Brampton Networks.

The OMERS plan is accounted for as a defined contribution plan by Hydro One because it is not practicable to determine the present value of the Company’s obligation, the fair value of plan assets or the related current service cost applicable to Hydro One Brampton Networks’ employees. Hydro One recognizes its contributions to the OMERS plan as pension expense, with a portion being capitalized. The expensed amount is included in operation, maintenance and administration costs in the Consolidated Statements of Operations and Comprehensive Income.

F-96

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Loss Contingencies

Hydro One is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its Consolidated Financial Statements, management makes judgements regarding the future outcome of contingent events and records a loss for a contingency based on its best estimate when it is determined that such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a regulatory asset is also recorded. When a range estimate for the probable loss exists and no amount within the range is a better estimate than any other amount, the Company records a loss at the minimum amount within the range.

Management regularly reviews current information available to determine whether recorded provisions should be adjusted and whether new provisions are required. Estimating probable losses may require analysis of multiple forecasts and scenarios that often depend on judgements about potential actions by third parties, such as federal, provincial and local courts or regulators. Contingent liabilities are often resolved over long periods of time. Amounts recorded in the Consolidated Financial Statements may differ from the actual outcome once the contingency is resolved. Such differences could have a material impact on future results of operations, financial position and cash flows of the Company.

Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred.

Environmental Liabilities

Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. Hydro One records a liability for the estimated future expenditures associated with the contaminated land assessment and remediation (LAR) and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment, based on the present value of these estimated future expenditures. The Company determines the present value with a discount rate equal to its credit-adjusted risk-free interest rate on financial instruments with comparable maturities to the pattern of future environmental expenditures. As the Company anticipates that the future expenditures will continue to be recoverable in future rates, an offsetting regulatory asset has been recorded to reflect the future recovery of these environmental expenditures from customers. Hydro One reviews its estimates of future environmental expenditures annually, or more frequently if there are indications that circumstances have changed.

Asset Retirement Obligations

AROs are recorded for legal obligations associated with the future removal and disposal of long-lived assets. Such obligations may result from the acquisition, construction, development and/or normal use of the asset. Conditional AROs are recorded when there is a legal obligation to perform a future asset retirement activity but where the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In such a case, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement.

When recording an ARO, the present value of the estimated future expenditures required to complete the asset retirement activity is recorded in the period in which the obligation is incurred, if a reasonable estimate can be made. In general, the present value of the estimated future expenditures is added to the carrying amount of the associated asset and the resulting asset retirement cost is depreciated over the estimated useful life of the asset. Where an asset is no longer in service when an ARO is recorded, the asset retirement cost is recorded in results of operations.

Some of the Company’s transmission and distribution assets, particularly those located on unowned easements and rights-of-way, may have AROs, conditional or otherwise. The majority of the Company’s easements and rights-of-way are either of perpetual duration or are automatically renewed annually. Land rights with finite terms are generally subject to extension or renewal. As the Company expects to use the majority of its facilities in perpetuity, no ARO currently exists for these assets.

F-97

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

If, at some future date, a particular facility is shown not to meet the perpetuity assumption, it will be reviewed to determine whether an estimable ARO exists. In such a case, an ARO would be recorded at that time.

The Company’s AROs recorded to date relate to estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities and with the decommissioning of specific switching stations located on unowned sites.

3. NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU requires an entity to disclose both gross and net information about financial instruments and transactions eligible for offset on the Consolidated Balance Sheets as well as financial instruments and transactions executed under a master netting or similar arrangement. The ASU was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on an entity’s financial position. This ASU was required to be applied retrospectively and was effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this ASU did not have an impact on the Company’s Consolidated Financial Statements.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. This ASU was required to be applied prospectively and was effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this ASU did not have a significant impact on the Company’s Consolidated Financial Statements.

Recent Accounting Guidance Not Yet Adopted

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU provides guidance on the presentation of unrecognized tax benefits. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this ASU is not anticipated to have a significant impact on the Company’s Consolidated Financial Statements.

4. BUSINESS ACQUISITION

Norfolk Power Purchase Agreement

On April 2, 2013, Hydro One reached an agreement with The Corporation of Norfolk County to acquire 100% of the common shares of Norfolk Power Inc. (Norfolk Power), an electricity distribution and telecom company located in southwestern Ontario. The acquisition is pending a regulatory decision from the OEB. The purchase price for Norfolk Power will be approximately $93 million, subject to final closing adjustments. The transaction is anticipated to be completed in 2014. In anticipation of the Norfolk Power acquisition, the Company made a refundable deposit totaling $5 million, which was recorded in other current assets on the interim Consolidated Balance Sheet.

F-98

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

5. DEPRECIATION AND AMORTIZATION

Year ended December 31 (millions of Canadian dollars)	2013	2012
Depreciation of property, plant and equipment	533	522
Amortization of intangible assets	48	48
Asset removal costs	79	70
Amortization of regulatory assets	16	19

	676	659

6. FINANCING CHARGES

Year ended December 31 (millions of Canadian dollars)	2013	2012
Interest on long-term debt	416	421
Other	9	12
Less: Interest capitalized on construction and development in progress	(51)	(59)
Gain on interest-rate swap agreements	(11)	(12)
Interest earned on investments	(3)	(4)

	360	358

7. PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The provision for PILs differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Income before provision for PILs	912	866
Canadian federal and Ontario statutory income tax rate	26.50%	26.50%

Provision for PILs at statutory rate	242	230

Increase (decrease) resulting from:
Net temporary differences included in amounts charged to customers:
Capital cost allowance in excess of depreciation and amortization	(72)	(42)
Pension contributions in excess of pension expense	(23)	(23)
Interest capitalized for accounting but deducted for tax purposes	(13)	(15)
Overheads capitalized for accounting but deducted for tax purposes	(14)	(14)
Prior year’s adjustments	(8)	(2)
Non-refundable investment tax credits	(4)	(8)
Environmental expenditures	(4)	(5)
Post-retirement and post-employment benefit expense in excess of cash payments	4	—
Other	(1)	(1)

Net temporary differences	(135)	(110)
Net permanent differences	2	1

Total provision for PILs	109	121

F-99

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

The major components of income tax expense are as follows:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Current provision for PILs	111	130
Deferred recovery of PILs	(2)	(9)

Total provision for PILs	109	121

Effective income tax rate	11.98%	13.96%

The current provision for PILs is remitted to, or received from, the Ontario Electricity Financial Corporation (OEFC). At December 31, 2013, $29 million due from the OEFC was included in due from related parties on the Consolidated Balance Sheet (December 31, 2012 – $10 million included in due to related parties).

The total provision for PILs includes deferred recovery of PILs of $2 million (2012 – $9 million) that is not included in the rate-setting process, using the liability method of accounting. Deferred PILs balances expected to be included in the rate-setting process are offset by regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates.

Deferred Income Tax Assets and Liabilities

Deferred income tax assets and liabilities arise from differences between the carrying amounts and tax bases of the Company’s assets and liabilities. At December 31, 2013 and 2012, deferred income tax assets and liabilities consisted of the following:

December 31 (millions of Canadian dollars)	2013	2012
Deferred income tax assets
Post-retirement and post-employment benefits expense in excess of cash payments	7	7
Environmental expenditures	5	4
Depreciation and amortization in excess of capital cost allowance	—	3
Other	(1)	—

Total deferred income tax assets	11	14
Less: current portion	—	—

	11	14

December 31 (millions of Canadian dollars)	2013	2012
Deferred income tax liabilities
Capital cost allowance in excess of depreciation and amortization	(1,556)	(1,344)
Post-retirement and post-employment benefits expense in excess of cash payments	542	519
Environmental expenditures	66	62
Regulatory amounts that are not recognized for tax purposes	(144)	(147)
Goodwill	(20)	(19)
Other	1	3

Total deferred income tax liabilities	(1,111)	(926)
Less: current portion	18	18

	(1,129)	(944)

During 2013, there was no change in the rate applicable to future taxes (2012 – a change in rate applicable to future rates generated a $60 million increase).

F-100

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

8. ACCOUNTS RECEIVABLE

December 31 (millions of Canadian dollars)	2013	2012
Accounts receivable – billed	268	224
Accounts receivable – unbilled	691	644

Accounts receivable, gross	959	868
Allowance for doubtful accounts	(36)	(23)

Accounts receivable, net	923	845

The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2013 and 2012:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Allowance for doubtful accounts – January 1	(23)	(18)
Write-offs	24	17
Additions to allowance for doubtful accounts	(37)	(22)

Allowance for doubtful accounts – December 31	(36)	(23)

9. PROPERTY, PLANT AND EQUIPMENT

December 31, 2013 (millions of Canadian dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	12,413	4,215	671	8,869
Distribution	8,498	3,046	316	5,768
Communication	1,060	560	53	553
Administration and Service	1,380	716	38	702
Easements	617	78	—	539

	23,968	8,615	1,078	16,431

December 31, 2012 (millions of Canadian dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	11,840	3,990	641	8,491
Distribution	8,005	2,879	234	5,360
Communication	1,024	516	57	565
Administration and Service	1,314	668	123	769
Easements	614	92	—	522

	22,797	8,145	1,055	15,707

Financing charges capitalized on property, plant and equipment under construction were $48 million in 2013 (2012 – $56 million).

10. INTANGIBLE ASSETS

December 31, 2013 (millions of Canadian dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	557	249	3	311
Other	5	3	—	2

	562	252	3	313

F-101

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

December 31, 2012 (millions of Canadian dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	451	301	116	266
Other	5	4	—	1

	456	305	116	267

Financing charges capitalized on intangible assets under development were $3 million in 2013 (2012 – $3 million). The estimated annual amortization expense for intangible assets is as follows: 2014 – $52 million; 2015 – $52 million; 2016 – $52 million; 2017 – $52 million; and 2018 – $44 million.

11. REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

December 31 (millions of Canadian dollars)	2013	2012
Regulatory assets:
Deferred income tax regulatory asset	1,145	954
Pension benefit regulatory asset	845	1,515
Post-retirement and post-employment benefits	308	320
Environmental	266	249
Pension cost variance	80	61
OEB cost assessment differential	9	6
DSC exemption	7	2
Long-term project development costs	5	5
Rider 2	—	10
Other	18	5

Total regulatory assets	2,683	3,127
Less: current portion	47	29

	2,636	3,098

Regulatory liabilities:
External revenue variance	81	61
Rider 8	55	45
Retail settlement variance accounts	35	54
Deferred income tax regulatory liability	19	16
Rider 9	19	—
PST savings deferral	17	13
Hydro One Brampton Networks rider	8	—
Rider 3	—	9
Rural and remote rate protection variance	—	6
Other	14	17

Total regulatory liabilities	248	221
Less: current portion	85	40

	163	181

Deferred Income Tax Regulatory Asset and Liability

Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company’s provision for PILs would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates. As a result, the 2013 provision for PILs would have been higher by approximately $139 million (2012 – $136 million).

F-102

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Pension Benefit Regulatory Asset

The Company recognizes the net unfunded status of pension obligations on the Consolidated Balance Sheets with an offset to the associated regulatory asset. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2013 OCI would have been higher by $670 million (2012 – lower by $736 million).

Post-Retirement and Post-Employment Benefits

The Company recognizes the net unfunded status of post-retirement and post-employment obligations on the Consolidated Balance Sheets with an incremental offset to the associated regulatory assets. A regulatory asset is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered in the future through the rate-setting process. The post-retirement and post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2013 OCI would have been higher by $12 million (2012 – lower by $197 million).

Environmental

Hydro One records a liability for the estimated future expenditures required to remediate environmental contamination. Because such expenditures are expected to be recoverable in future rates, the Company has recorded an equivalent amount as a regulatory asset. In 2013, the environmental regulatory asset decreased by $3 million (2012 – $3 million) to reflect related changes in the Company’s PCB liability, and increased by $26 million (2012 – $2 million) due to changes in the LAR liability. The environmental regulatory asset is amortized to results of operations based on the pattern of actual expenditures incurred and charged to environmental liabilities. The OEB has the discretion to examine and assess the prudency and the timing of recovery of all of Hydro One’s actual environmental expenditures. In the absence of rate-regulated accounting, 2013 operation, maintenance and administration expenses would have been higher by $23 million (2012 – lower by $1 million). In addition, 2013 amortization expense would have been lower by $16 million (2012 – $18 million), and 2013 financing charges would have been higher by $10 million (2012 – $11 million).

Pension Cost Variance

A pension cost variance account was established for Hydro One Networks’ transmission and distribution businesses to track the difference between the actual pension expense incurred and estimated pension costs approved by the OEB. The balance in this regulatory account reflects the excess of pension costs paid as compared to OEB-approved amounts. In the absence of rate-regulated accounting, 2013 revenue would have been lower by $19 million (2012 – $18 million).

OEB Cost Assessment Differential

In April 2010, the OEB announced its decision regarding the Company’s rate application in respect of Hydro One Networks’ distribution business for 2010 and 2011. As part of this decision, the OEB also approved the distribution-related OEB Cost Assessment Differential Account to record the difference between the amounts approved in rates and actual expenditures with respect to the OEB’s cost assessments.

DSC Exemption

In June 2010, Hydro One Networks filed an application with the OEB regarding the OEB’s new cost responsibility rules contained in the OEB’s October 2009 Notice of Amendment to the Distribution System Code (DSC), with respect to the connection of certain renewable generators that were already connected or that had received a connection impact assessment prior to October 21, 2009. The application sought approval to record and defer the unanticipated costs incurred by Hydro One Networks that resulted from the connection of certain renewable generation facilities. The OEB ruled that expenditures for identified specific expenditures can be recorded in a deferral account, subject to the OEB’s review at a future date.

F-103

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Long-Term Project Development Costs

In May 2009, the OEB approved the creation of a deferral account to record Hydro One Networks’ costs of preliminary work to advance certain transmission projects identified in the Company’s 2009 and 2010 transmission rate applications. In March 2010, the OEB issued a decision amending the scope of the account to include the 20 major transmission projects identified in the September 2009 request from the Ministry of Energy and Infrastructure. In December 2012, the OEB approved the recovery of the December 31, 2012 balance, including accrued interest, to be recovered over a one-year period from January 1, 2014 to December 31, 2014.

Rider 2

In April 2006, the OEB approved Hydro One Networks’ distribution-related deferral account balances. The Rider 2 regulatory asset includes retail settlement and cost variance amounts and distribution low-voltage service amounts, plus accrued interest. In December 2012, as part of Hydro One Networks’ 2013 IRM distribution rate application, the OEB approved the balance of the Rider 2 regulatory account for disposition as part of Rider 9, including accrued interest, to be disposed over a 24-month period from January 1, 2013 to December 31, 2014.

External Revenue Variance

In May 2009, the OEB approved forecasted amounts related to export service revenue, external revenue from secondary land use, and external revenue from station maintenance and engineering and construction work. In November 2012, the OEB again approved forecasted amounts related to these revenue categories and extended the scope to encompass all other external revenues. The external revenue variance account balance reflects the excess of actual external revenues compared to the OEB-approved forecasted amounts.

Rider 8

In April 2010, the OEB requested the establishment of deferral accounts which capture the difference between the revenue recorded on the basis of Green Energy Plan expenditures incurred and the actual recoveries received.

Retail Settlement Variance Accounts (RSVAs)

Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 of the OEB’s Accounting Procedures Handbook. In December 2012, the OEB approved the disposition of the total RSVA balance accumulated from January 2010 to December 2011, including accrued interest, to be disposed over a 24-month period from January 1, 2013 to December 31, 2014. Hydro One has continued to accumulate a net liability in its RSVAs since December 31, 2011.

Rider 9

In December 2012, as part of Hydro One Networks’ 2013 IRM distribution rate application, the OEB approved for disposition certain distribution-related deferral account balances, including RSVA amounts and balances of Rider 2 and Rider 3, accumulated up to December 2011, including accrued interest, to be disposed over a 24-month period from January 1, 2013 to December 31, 2014.

PST Savings Deferral Account

The provincial sales tax (PST) and goods and services tax (GST) were harmonized in July 2010. Unlike the GST, the PST was included in operation, maintenance and administrative expenses or capital expenditures for past revenue requirements approved during a full cost-of-service hearing. Under the harmonized sales tax (HST) regime, the HST included in operation, maintenance and administration expenses or capital expenditures is not a cost ultimately borne by the Company and as such, a refund of the prior PST element in the approved revenue requirement is applicable, and calculations for tracking and refund

F-104

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

were requested by the OEB. For Hydro One Networks’ transmission revenue requirement, PST was included between July 1, 2010 and December 31, 2010 and recorded in a deferral account, per direction from the OEB. For Hydro One Networks’ distribution revenue requirement, PST was included between July 1, 2010 and December 31, 2013 and recorded in a deferral account, per direction from the OEB.

Hydro One Brampton Networks Rider

In December 2013, the OEB issued a decision for Hydro One Brampton Networks’ 2014 distribution rates. Included in the OEB’s decision was the approval of certain deferral account balances, primarily RSVAs. The OEB ordered that the approved balances be aggregated into a single regulatory account and disposed of through a rate rider over a two-year period from January 1, 2014 to December 31, 2015.

Rider 3

In December 2008, the OEB approved certain distribution-related deferral account balances, including RSVA amounts, deferred tax changes, OEB costs and smart meters. The OEB approved the disposition of the Rider 3 balance accumulated up to April 2008, including accrued interest, to be disposed over a 27-month period from February 1, 2009 to April 30, 2011. In December 2012, as part of Hydro One Networks’ 2013 IRM distribution rate application, the OEB approved the balance of Rider 2 for disposition as part of Rider 9.

Rural and Remote Rate Protection Variance (RRRP)

Hydro One receives rural rate protection amounts from the IESO. A portion of these amounts is provided to retail customers of Hydro One Networks who are eligible for rate protection. The OEB has approved a mechanism to collect the RRRP through the Wholesale Market Service Charge. Variances between the amounts remitted by the IESO to Hydro One and the fixed entitlements defined in the regulation, and subsequent OEB utility rate decisions, are tracked by the Company in the RRRP variance account. At December 31, 2013, the RRRP variance account had a $2 million debit balance, which is included in Other regulatory assets.

12. DEBT AND CREDIT AGREEMENTS

Short-Term Notes

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1,000 million. These short-term notes are denominated in Canadian dollars with varying maturities not exceeding 365 days. Hydro One had no commercial paper borrowings outstanding as at December 31, 2013 and 2012.

Hydro One has a $1,500 million committed and unused revolving standby credit facility with a syndicate of banks, maturing in June 2018. If used, interest on the facility would apply based on Canadian benchmark rates. This credit facility is unsecured and supports the Company’s Commercial Paper Program. The Company may use the credit facility for general corporate purposes, including meeting short-term funding requirements. The obligation of each lender to make any credit extension to the Company under its credit facility is subject to various conditions including, among other things, that no event of default has occurred or would result from such credit extension.

Long-Term Debt

The Company issues notes for long-term financing under its Medium-Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under this program is $3,000 million. At December 31, 2013, $1,815 million remained available for issuance until October 2015.

F-105

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

The following table presents the outstanding long-term debt at December 31, 2013 and 2012:

December 31 (millions of Canadian dollars)	2013	2012
5.00% Series 15 notes due 2013	—	600
3.13% Series 19 notes due 2014[1]	750	750
2.95% Series 21 notes due 2015[1]	500	500
Floating-rate Series 22 notes due 2015[2]	50	50
4.64% Series 10 notes due 2016	450	450
Floating-rate Series 27 notes due 2016[2]	50	50
5.18% Series 13 notes due 2017	600	600
2.78% Series 28 notes due 2018	750	—
4.40% Series 20 notes due 2020	300	300
3.20% Series 25 notes due 2022	600	600
7.35% Debentures due 2030	400	400
6.93% Series 2 notes due 2032	500	500
6.35% Series 4 notes due 2034	385	385
5.36% Series 9 notes due 2036	600	600
4.89% Series 12 notes due 2037	400	400
6.03% Series 17 notes due 2039	300	300
5.49% Series 18 notes due 2040	500	500
4.39% Series 23 notes due 2041	300	300
6.59% Series 5 notes due 2043	315	315
4.59% Series 29 notes due 2043	435	—
5.00% Series 11 notes due 2046	325	325
4.00% Series 24 notes due 2051	225	225
3.79% Series 26 notes due 2062	310	310

	9,045	8,460
Add: Unrealized marked-to-market loss[1]	12	19
Less: Long-term debt payable within one year	(756)	(600)

Long-term debt	8,301	7,879

[1]

The unrealized marked-to-market loss relates to $500 million of the Series 19 notes due 2014, and $250 million of the Series 21 notes due 2015. The unrealized marked-to-market loss is offset by a $12 million (2012 – $19 million) unrealized marked-to-market gain on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges. See Note 13 – Fair Value of Financial Instruments and Risk Management for details of fair value hedges.

[2]	The interest rates of the floating-rate notes are referenced to the 3-month Canadian dollar bankers’ acceptance rate, plus a margin.

In 2013, Hydro One issued $1,185 million (2012 – $1,085 million) of long-term debt under the MTN Program, and repaid the $600 million MTN Series 15 notes (2012 – redeemed $600 million MTN Series 3 notes).

The long-term debt is unsecured and denominated in Canadian dollars. The long-term debt is summarized by the number of years to maturity in Note 13 – Fair Value of Financial Instruments and Risk Management.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.

Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

F-106

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

Non-Derivative Financial Assets and Liabilities

At December 31, 2013 and 2012, the Company’s carrying amounts of accounts receivable, due from related parties, cash and cash equivalents, bank indebtedness, accounts payable, and due to related parties are representative of fair value because of the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at December 31, 2013 and 2012 are as follows:

December 31 (millions of Canadian dollars)	2013 Carrying Value	2013 Fair Value	2012 Carrying Value	2012 Fair Value
Long-term debt
$500 million of MTN Series 19 notes[1]	506	506	512	512
$250 million of MTN Series 21 notes[2]	256	256	257	257
Other notes and debentures[3]	8,295	9,018	7,710	9,188

	9,057	9,780	8,479	9,957

[1]

The fair value of $500 million of the MTN Series 19 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).

[2]

The fair value of $250 million of the MTN Series 21 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).

[3]

The fair value of other notes and debentures, and the portions of the MTN Series 19 notes and the MTN Series 21 notes that are not subject to hedging, represents the market value of the notes and debentures and is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

Fair Value Measurements of Derivative Instruments

At December 31, 2013, the Company had interest-rate swaps totaling $750 million (2012 – $750 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. The Company’s fair value hedge exposure was equal to about 8% (2012 – 9%) of its total long-term debt of $9,057 million (2012 – $8,479 million). At December 31, 2013, the Company had the following interest-rate swaps designated as fair value hedges:

(a)	two $250 million fixed-to-floating interest-rate swap agreements to convert $500 million of the $750 million MTN Series 19 notes maturing November 19, 2014 into three-month variable rate debt; and

(b)	two $125 million fixed-to-floating interest-rate swap agreements to convert $250 million of the $500 million MTN Series 21 notes maturing September 11, 2015 into three-month variable rate debt.

At December 31, 2013, the Company also had interest-rate swaps with a total notional value of $900 million (2012 – $900 million) classified as undesignated contracts. The undesignated contracts consist of the following interest-rate swaps:

(c)	three $250 million floating-to-fixed interest-rate swap agreements that lock in the floating rate the Company pays on a portion of the above fixed-to-floating interest-rate swaps from December 11, 2013 to December 11, 2014, from February 19, 2013 to February 19, 2014, and from February 19, 2014 to November 19, 2014;

F-107

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

(d)	two $50 million floating-to-fixed interest-rate swap agreements that lock in the floating rate the Company pays on the $50 million floating-rate MTN Series 22 notes from January 24, 2013 to January 24, 2014, and from January 24, 2014 to January 24, 2015; and

(e)	a $50 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on the $50 million floating-rate MTN Series 27 notes from December 3, 2013 to December 3, 2014.

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at December 31, 2013 and 2012 is as follows:

December 31, 2013 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	565	565	565	—	—
Investment	251	251	—	251	—
Derivative instruments
Fair value hedges – interest-rate swaps	12	12	—	12	—

	828	828	565	263	—

Liabilities:
Bank indebtedness	31	31	31	—	—
Long-term debt	9,057	9,780	—	9,780	—

	9,088	9,811	31	9,780	—

December 31, 2012 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	195	195	195	—	—
Investment	251	251	—	251	—
Derivative instruments
Fair value hedges – interest-rate swaps	19	19	—	19	—

	465	465	195	270	—

Liabilities:
Bank indebtedness	42	42	42	—	—
Long-term debt	8,479	9,957	—	9,957	—

	8,521	9,999	42	9,957	—

Cash and cash equivalents include cash and short-term investments. At December 31, 2013, short-term investments consisted of bankers’ acceptances and money market funds totaling $515 million (2012 – $195 million). The carrying values are representative of fair value because of the short-term nature of these instruments.

The investment represents the Province of Ontario Floating-Rate Notes maturing in November 2014. The fair value of the investment is determined using inputs other than quoted prices that are observable for the asset, with unrecognized gains or losses recognized in financing charges. The Company obtains quotes from an independent third party for the fair value of the investment, who uses the market price of similar securities adjusted for changes in observable inputs such as maturity dates and interest rates.

The fair value of the derivative instruments is determined using inputs other than quoted prices that are observable for these assets. The fair value is primarily based on the present value of future cash flows using a swap yield curve to determine the assumptions for interest rates.

F-108

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no significant transfers between any of the fair value levels during the years ended December 31, 2013 and 2012.

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss that results from changes in commodity prices, foreign exchange rates and interest rates. The Company does not have commodity risk. The Company does have foreign exchange risk as it enters into agreements to purchase materials and equipment associated with capital programs and projects that are settled in foreign currencies. This foreign exchange risk is not material, although the Company could in the future decide to issue foreign currency-denominated debt which would be hedged back to Canadian dollars consistent with its risk management policy. Hydro One is exposed to fluctuations in interest rates as the regulated rate of return for the Company’s Transmission and Distribution Businesses is derived using a formulaic approach that is based on the forecast for long-term Government of Canada bond yields and the spread in 30-year “A”-rated Canadian utility bonds over the 30-year benchmark Government of Canada bond yield. The Company estimates that a 1% decrease in the forecasted long-term Government of Canada bond yield or the “A”-rated Canadian utility spread used in determining the Company’s rate of return would reduce the Transmission Business’ annual results of operations by approximately $19 million (2012 – $18 million) and Hydro One Networks’ distribution business’ annual results of operations by approximately $10 million (2012 – $10 million).

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. In addition, the Company may utilize interest-rate derivative instruments to lock in interest rate levels in anticipation of future financing. Hydro One may also enter into derivative agreements such as forward-starting pay fixed-interest-rate swap agreements to hedge against the effect of future interest rate movements on long-term fixed-rate borrowing requirements. Such arrangements are typically designated as cash flow hedges. No cash flow hedge agreements were in existence as at December 31, 2013 or 2012.

A hypothetical 10% increase in the interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s results of operations for the years ended December 31, 2013 or 2012.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the years ended December 31, 2013 and 2012 are included in financing charges as follows:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Unrealized loss (gain) on hedged debt	(8)	(14)
Unrealized loss (gain) on fair value interest-rate swaps	8	14

Net unrealized loss (gain)	—	—

At December 31, 2013, Hydro One had $750 million (2012 – $750 million) of notional amounts of fair value hedges outstanding related to interest-rate swaps, with assets at fair value of $12 million (2012 – $19 million). During the years ended December 31, 2013 and 2012, there was no significant impact on the results of operations as a result of any ineffectiveness attributable to fair value hedges.

F-109

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At December 31, 2013 and 2012, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a significant amount of revenue from any single customer. At December 31, 2013 and 2012, there was no significant accounts receivable balance due from any single customer.

At December 31, 2013, the Company’s provision for bad debts was $36 million (2012 – $23 million). Adjustments and write-offs were determined on the basis of a review of overdue accounts, taking into consideration historical experience. At December 31, 2013, approximately 4% of the Company’s net accounts receivable were aged more than 60 days (2012 – 3%).

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly-rated counterparties; limiting total exposure levels with individual counterparties consistent with the Company’s Board-approved Credit Risk Policy; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. In addition to payment netting language in master agreements, the Company establishes credit limits, margining thresholds and collateral requirements for each counterparty. Counterparty credit limits are based on an internal credit review that considers a variety of factors, including the results of a scoring model, leverage, liquidity, profitability, credit ratings and risk management capabilities. The determination of credit exposure for a particular counterparty is the sum of current exposure plus the potential future exposure with that counterparty. The current exposure is calculated as the sum of the principal value of money market exposures and the market value of all contracts that have a positive marked-to-market position on the measurement date. The Company would offset the positive market values against negative values with the same counterparty only where permitted by the existence of a legal netting agreement such as an International Swap Dealers Association master agreement. The potential future exposure represents a safety margin to protect against future fluctuations of interest rates, currencies, equities, and commodities. It is calculated based on factors developed by the Bank of International Settlements, following extensive historical analysis of random fluctuations of interest rates and currencies. To the extent that a counterparty’s margining thresholds are exceeded, the counterparty is required to post collateral with the Company as specified in each agreement. The Company monitors current and forward credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At December 31, 2013, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was $14 million (2012 – $22 million). At December 31, 2013, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties. The credit exposure of three of the four counterparties accounted for more than 10% of the total credit exposure of derivative contracts.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, the revolving standby credit facility of $1,500 million, and by holding Province of Ontario Floating-Rate Notes. The short-term liquidity under the Commercial Paper Program, the holding of Province of Ontario Floating-Rate Notes and anticipated levels of funds from operations should be sufficient to fund normal operating requirements.

At December 31, 2013, accounts payable and accrued liabilities in the amount of $795 million (2012 – $722 million) were expected to be settled in cash at their carrying amounts within the next 12 months.

At December 31, 2013, Hydro One had issued long-term debt in the principal amount of $9,045 million (2012 – $8,460 million). Principal outstanding, interest payments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

F-110

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

	Principal Outstanding on Long-term Debt	Interest Payments	Weighted Average Interest Rate
Years to Maturity	(millions of Canadian dollars)	(millions of Canadian dollars)	(%)
1 year	750	422	3.1
2 years	550	398	2.8
3 years	500	372	4.3
4 years	600	361	5.2
5 years	750	330	2.8

	3,150	1,883	3.6
6 – 10 years	900	1,470	3.6
Over 10 years	4,995	4,281	5.5

	9,045	7,634	4.7

14. CAPITAL MANAGEMENT

The Company’s objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing effective access to capital, the Company targets to maintain an “A” category long-term credit rating.

The Company considers its capital structure to consist of shareholder’s equity, preferred shares, long-term debt, and cash and cash equivalents. At December 31, 2013 and 2012, the Company’s capital structure was as follows:

December 31 (millions of Canadian dollars)	2013	2012
Long-term debt payable within one year	756	600
Less: cash and cash equivalents	565	195

	191	405
Long-term debt	8,301	7,879
Preferred shares	323	323
Common shares	3,314	3,314
Retained earnings	3,787	3,202

	7,101	6,516

Total capital	15,916	15,123

The Company has customary covenants typically associated with long-term debt. Among other things, Hydro One’s long-term debt and credit facility covenants limit the permissible debt to 75% of the Company’s total capitalization, limit the ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2013 and 2012, Hydro One was in compliance with all of these covenants and limitations.

15. PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Hydro One has a defined benefit pension plan, a supplementary pension plan, and post-retirement and post-employment benefit plans. The defined benefit pension plan (Pension Plan) is contributory and covers all regular employees of Hydro One and its subsidiaries, except Hydro One Brampton Networks. Employees of Hydro One Brampton Networks participate in the OMERS plan, a multiemployer public sector pension fund. The supplementary pension plan provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan but for the limitations imposed by the Income Tax Act (Canada). The supplementary pension plan obligation is included with other post-retirement and post-employment benefit obligations on the Consolidated Balance Sheets.

F-111

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

The OMERS Plan

Hydro One contributions to the OMERS plan for the year ended December 31, 2013 were $2 million (2012 – $2 million). Company contributions payable at December 31, 2013 and included in accrued liabilities on the Consolidated Balance Sheets were $0.2 million (2012 – $0.2 million). Hydro One contributions do not represent more than 5% of total contributions to the OMERS plan, as indicated in OMERS’s most recently available annual report for the year ended December 31, 2012.

At December 31, 2012, the OMERS plan was 85.6% funded, with an unfunded liability of $9,924 million. This unfunded liability will likely result in future payments by participating employers and members. Hydro One future contributions could be increased substantially if other entities withdraw from the plan.

Pension Plan, Post-Retirement and Post-Employment Plans

The Pension Plan provides benefits based on highest three-year average pensionable earnings. For new management employees who commenced employment on or after January 1, 2004, and for new Society of Energy Professionals-represented staff hired after November 17, 2005, benefits are based on highest five-year average pensionable earnings. After retirement, pensions are indexed to inflation.

Company and employee contributions to the Pension Plan are based on actuarial valuations performed at least every three years. Annual Pension Plan contributions for 2013 of $160 million (2012 – $163 million) were based on an actuarial valuation effective December 31, 2011 and the level of 2013 pensionable earnings. Estimated annual Pension Plan contributions for 2014 are approximately $160 million, based on the December 31, 2011 valuation and the projected level of pensionable earnings.

Hydro One recognizes the overfunded or underfunded status of the Pension Plan, and post-retirement and post-employment benefit plans (Plans) as an asset or liability on its Consolidated Balance Sheets, with offsetting regulatory assets and liabilities as appropriate. The underfunded benefit obligations for the Plans, in the absence of regulatory accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension, post-retirement and post-employment benefit obligations is generally recognized over the expected average remaining service period of the employees. The measurement date for the Plans is December 31.

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31 (millions of Canadian dollars)	2013	2012	2013	2012
Change in projected benefit obligation
Projected benefit obligation, beginning of year	6,507	5,461	1,459	1,206
Current service cost	170	123	40	29
Interest cost	278	285	63	63
Reciprocal transfers	1	1	—	—
Benefits paid	(317)	(291)	(44)	(42)
Net actuarial loss (gain)	(63)	928	13	203

Projected benefit obligation, end of year	6,576	6,507	1,531	1,459

Change in plan assets
Fair value of plan assets, beginning of year	4,992	4,682	—	—
Actual return on plan assets	887	425	—	—
Reciprocal transfers	1	1	—	—
Benefits paid	(317)	(291)	—	—
Employer contributions	160	163	—	—
Employee contributions	30	27	—	—
Administrative expenses	(22)	(15)	—	—

Fair value of plan assets, end of year	5,731	4,992	—	—

Unfunded status	845	1,515	1,531	1,459

F-112

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Hydro One presents its benefit obligations and plan assets net on its Consolidated Balance Sheets within the following line items:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
December 31 (millions of Canadian dollars)	2013	2012	2013	2012
Accrued liabilities	—	—	43	43
Pension benefit liability	845	1,515	—	—
Post-retirement and post-employment benefit liability	—	—	1,488	1,416

Unfunded status	845	1,515	1,531	1,459

The funded or unfunded status of the pension, post-retirement and post-employment benefit plans refers to the difference between the fair value of plan assets and the projected benefit obligations for the Plans. The funded/unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.

The following table provides the projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan:

December 31 (millions of Canadian dollars)	2013	2012
PBO	6,576	6,507
ABO	5,998	6,074
Fair value of plan assets	5,731	4,992

On an ABO basis, the Pension Plan was funded at 96% at December 31, 2013 (2012 – 82%). On a PBO basis, the Pension Plan was funded at 87% at December 31, 2013 (2012 – 77%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels.

Components of Net Periodic Benefit Costs

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2013 and 2012 for the Pension Plan:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Current service cost, net of employee contributions	141	96
Interest cost	278	285
Expected return on plan assets, net of expenses	(309)	(289)
Actuarial loss amortization	175	112
Prior service cost amortization	2	3

Net periodic benefit costs	287	207

Charged to results of operations[1]	72	76

[1]

The Company follows the cash basis of accounting consistent with the inclusion of pension costs in OEB-approved rates. During the year ended December 31, 2013, pension costs of $160 million (2012 – $163 million) were attributed to labour, of which $72 million (2012 – $76 million) was charged to operations, and $88 million (2012 – $87 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

F-113

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2013 and 2012 for the post-retirement and post-employment plans:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Current service cost, net of employee contributions	40	30
Interest cost	63	63
Actuarial loss amortization	27	8
Prior service cost amortization	3	3

Net periodic benefit costs	133	104

Charged to results of operations	58	48

Assumptions

The measurement of the obligations of the Plans and the costs of providing benefits under the Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One’s expected level of contributions to the Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators (including inflation and GDP growth) that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed income securities.

The following weighted average assumptions were used to determine the benefit obligations at December 31, 2013 and 2012:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31	2013	2012	2013	2012
Significant assumptions:
Weighted average discount rate	4.75%	4.25%	4.75%	4.25%
Rate of compensation scale escalation (without merit)	2.50%	2.50%	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%	2.00%	2.00%
Rate of increase in health care cost trends[1]	—	—	4.39%	4.39%

[1]	6.81% per annum in 2014, grading down to 4.39% per annum in and after 2031 (2012 – 6.91% in 2013, grading down to 4.39% per annum in and after 2031)

The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2013 and 2012. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year’s net periodic benefit costs.

F-114

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Year ended December 31	2013	2012
Pension Benefits:
Weighted average expected rate of return on plan assets	6.25%	6.25%
Weighted average discount rate	4.25%	5.25%
Rate of compensation scale escalation (without merit)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	11	11

Post-retirement and Post-Employment Benefits:
Weighted average discount rate	4.25%	5.25%
Rate of compensation scale escalation (without merit)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	11	11
Rate of increase in health care cost trends[1]	4.39%	4.41%

[1]	6.91% per annum in 2013, grading down to 4.39% per annum in and after 2031 (2012 – 7.03% in 2012, grading down to 4.41% per annum in and after 2031)

The discount rate used to determine the current year pension obligation and the subsequent year’s net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third party bond yield curve corresponding to each duration. The yield curve is based on AA long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows.

The effect of 1% change in health care cost trends on the projected benefit obligation for the post-retirement and post-employment benefits at December 31, 2013 and 2012 is as follows:

December 31 (millions of Canadian dollars)	2013	2012
Projected benefit obligation:
Effect of 1% increase in health care cost trends	258	246
Effect of 1% decrease in health care cost trends	(200)	(191)

The effect of 1% change in health care cost trends on the service cost and interest cost for the post-retirement and post-employment benefits for the years ended December 31, 2013 and 2012 is as follows:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Service cost and interest cost:
Effect of 1% increase in health care cost trends	21	17
Effect of 1% decrease in health care cost trends	(16)	(13)

The following approximate life expectancies were used in the mortality assumptions to determine the projected benefit obligations for the pension and post-retirement and post-employment plans at December 31, 2013 and 2012:

December 31, 2013				December 31, 2012
Life expectancy at 65 for a member currently at				Life expectancy at 65 for a member currently at
Age 65		Age 45		Age 65		Age 45
Male	Female	Male	Female	Male	Female	Male	Female
23	25	24	26	20	22	21	23

F-115

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Estimated Future Benefit Payments

At December 31, 2013, estimated future benefit payments by the Company to Plan participants were:

(millions of Canadian dollars)	Pension Benefits	Post-Retirement and Post-Employment Benefits
2014	310	54
2015	319	57
2016	327	59
2017	335	62
2018	343	65
2019 through to 2023	1,698	370

Total estimated future benefit payments through to 2023	3,332	667

Components of Regulatory Assets

A portion of actuarial gains and losses and prior service costs is recorded within regulatory assets on Hydro One’s Consolidated Balance Sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. The following table provides the actuarial gains and losses and prior service costs recorded within regulatory assets:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Pension Benefits:
Actuarial loss (gain) for the year	(619)	807
Actuarial loss amortization	(175)	(112)
Prior service cost amortization	(2)	(3)

	(796)	692

Post-Retirement and Post-Employment Benefits:
Actuarial loss for the year	13	203
Actuarial loss amortization	(27)	(8)
Prior service cost amortization	(3)	(3)

	(17)	192

The following table provides the components of regulatory assets that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2013 and 2012:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Pension Benefits:
Prior service cost	3	5
Actuarial loss	842	1,510

	845	1,515

Post-Retirement and Post-Employment Benefits:
Prior service cost	2	5
Actuarial loss	306	315

	308	320

F-116

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

The following table provides the components of regulatory assets at December 31 that are expected to be amortized as components of net periodic benefit costs in the following year:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
December 31 (millions of Canadian dollars)	2013	2012	2013	2012
Prior service cost	2	2	2	3
Actuarial loss	103	175	15	17

	105	177	17	20

Pension Plan Assets

Investment Strategy

On a regular basis, Hydro One evaluates its investment strategy to ensure that plan assets will be sufficient to pay Pension Plan benefits when due. As part of this ongoing evaluation, Hydro One may make changes to its targeted asset allocation and investment strategy. The Pension Plan is managed at a net asset level. The main objective of the Pension Plan is to sustain a certain level of net assets in order to meet the pension obligations of the Company. The Pension Plan fulfills its primary objective by adhering to specific investment policies outlined in its Summary of Investment Policies and Procedures (SIPP), which is reviewed and approved by the Investment-Pension Committee of Hydro One’s Board of Directors. The Company manages net assets by engaging knowledgeable external investment managers who are charged with the responsibility of investing existing funds and new funds (current year’s employee and employer contributions) in accordance with the approved SIPP. The performance of the managers is monitored through a governance structure. Increases in net assets are a direct result of investment income generated by investments held by the Pension Plan and contributions to the Pension Plan by eligible employees and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members.

Pension Plan Asset Mix

At December 31, 2013, the Pension Plan target asset allocations and weighted average asset allocations were as follows:

	Target Allocation (%)	Pension Plan Assets (%)
Equity securities	60.0	67.8
Debt securities	35.0	32.2
Other [1]	5.0	0.0

	100.0	100.0

[1]	Other investments include real estate and infrastructure investments.

At December 31, 2013, the Pension Plan held $15 million of Hydro One corporate bonds (2012 – $20 million) and $217 million of debt securities of the Province (2012 – $243 million).

Concentrations of Credit Risk

Hydro One evaluated its Pension Plan’s asset portfolio for the existence of significant concentrations of credit risk as at December 31, 2013 and 2012. Concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, concentrations in a type of industry, and concentrations in individual funds. At December 31, 2013 and 2012, there were no significant concentrations (defined as greater than 10% of plan assets) of risk in the Pension Plan’s assets.

The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade and government bonds and with respect to derivative instruments by transacting only with financial institutions rated at least “A+” by Standard and Poor’s, Dominion Bond Rating Service, and Fitch Ratings, and “A1” by Moody’s Investors Service Inc., and also by utilizing exposure limits to each counterparty and ensuring that exposure is diversified across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation.

F-117

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Fair Value Measurements

The following tables present the Pension Plan assets measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy at December 31, 2013 and 2012:

December 31, 2013 (millions of Canadian dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	1	16	117	134
Cash and cash equivalents	150	—	—	150
Short-term securities	—	180	—	180
Real estate	—	—	2	2
Corporate shares – Canadian	943	—	—	943
Corporate shares – Foreign	2,708	—	—	2,708
Bonds and debentures – Canadian	—	1,416	—	1,416
Bonds and debentures – Foreign	—	186	—	186

Total fair value of plan assets[1]	3,802	1,798	119	5,719

[1]	At December 31, 2013, the total fair value of Pension Plan assets excludes $19 million of interest and dividends receivable, and $7 million relating to accruals for pension administration expense.

December 31, 2012 (millions of Canadian dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	2	15	104	121
Cash and cash equivalents	125	—	—	125
Short-term securities	—	100	—	100
Real estate	—	—	2	2
Corporate shares – Canadian	920	—	—	920
Corporate shares – Foreign	2,077	—	—	2,077
Bonds and debentures – Canadian	—	1,643	—	1,643

Total fair value of plan assets[1]	3,124	1,758	106	4,988

[1]

At December 31, 2012, the total fair value of Pension Plan assets excludes $16 million of interest and dividends receivable, $4 million relating to accruals for pending sales transactions, and $8 million relating to accruals for pension administration expense.

See Note 13 – Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy.

Changes in the Fair Value of Financial Instruments Classified in Level 3

The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2013 and 2012. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below may include changes in fair value based on both observable and unobservable inputs.

Year ended December 31 (millions of Canadian dollars)	2013	2012
Fair value, beginning of year	106	167
Realized and unrealized gains	23	5
Purchases	—	6
Sales and disbursements	(10)	(72)

Fair value, end of year	119	106

There have been no material transfers into or out of Level 3 of the fair value hierarchy.

The Company performs sensitivity analysis for fair value measurements classified in Level 3, substituting the unobservable inputs with one or more reasonably possible alternative assumptions. These sensitivity analyses resulted in negligible changes in the fair value of financial instruments classified in this level.

F-118

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Valuation Techniques Used to Determine Fair Value

Pooled Funds

The pooled fund category mainly consists of private equity investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Private equity valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Since these valuation inputs are not highly observable, private equity investments have been categorized as Level 3 within pooled funds.

Cash Equivalents

Demand cash deposits held with banks and cash held by the investment managers are considered cash equivalents and are included in the fair value measurements hierarchy as Level 1.

Short-Term Securities

Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities have been categorized as Level 2.

Real Estate

Real estate investments represent private equity investments in holding companies that invest in real estate properties. The investments in the holding companies are valued using net asset values reported by the fund manager. Real estate investments are categorized as Level 3.

Corporate Shares

Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange.

Bonds and Debentures

Bonds and debentures are presented at published closing trade quotations, and are categorized as Level 2.

16. ENVIRONMENTAL LIABILITIES

The following tables show the movements in environmental liabilities for the years ended December 31, 2013 and 2012:

Year ended December 31, 2013 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	197	52	249
Interest accretion	9	1	10
Expenditures	(2)	(14)	(16)
Revaluation adjustment	(3)	26	23

Environmental liabilities, December 31	201	65	266
Less: current portion	15	12	27

	186	53	239

F-119

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Year ended December 31, 2012 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	199	58	257
Interest accretion	9	2	11
Expenditures	(8)	(10)	(18)
Revaluation adjustment	(3)	2	(1)

Environmental liabilities, December 31	197	52	249
Less: current portion	13	9	22

	184	43	227

The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

December 31, 2013 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	237	68	305
Less: discounting accumulated liabilities to present value	36	3	39

Discounted environmental liabilities	201	65	266

December 31, 2012 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	233	54	287
Less: discounting accumulated liabilities to present value	36	2	38

Discounted environmental liabilities	197	52	249

At December 31, 2013, the estimated future environmental expenditures were as follows:

(millions of Canadian dollars)
2014	27
2015	28
2016	35
2017	23
2018	22
Thereafter	170

305

At December 31, 2013, of the total estimated future environmental expenditures, $237 million relates to PCB (2012 – $233 million) and $68 million relates to LAR (2012 – $54 million).

Hydro One records a liability for the estimated future expenditures for the contaminated LAR and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 3.3% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively. The Company records a regulatory asset reflecting the expectation that future environmental costs will be recoverable in rates.

F-120

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

PCBs

In September 2008, Environment Canada published regulations governing the management, storage and disposal of PCBs, enacted under the Canadian Environmental Protection Act, 1999. The regulations impose timelines for disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under these regulations and Hydro One’s approved end-of-use extension, PCBs in concentrations of 500 parts per million (ppm) or more have to be disposed of by the end of 2014, with the exception of specifically exempted equipment, and PCBs in concentrations greater than 50 ppm and less than 500 ppm, or greater than 50 ppm for pole-top transformers, pole-top auxiliary electrical equipment and light ballasts, must be disposed of by the end of 2025. Management judges that the Company currently has very few PCB-contaminated assets in excess of 500 ppm. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm.

The Company’s best estimate of the total estimated future expenditures to comply with current PCB regulations is $237 million. These expenditures are expected to be incurred over the period from 2014 to 2025. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2013 to reduce the PCB environmental liability by $3 million (2012 – $3 million).

LAR

The Company’s best estimate of the total estimated future expenditures to complete its LAR program is $68 million. These expenditures are expected to be incurred over the period from 2014 to 2022. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2013 to increase the LAR environmental liability by $26 million (2012 – $2 million).

17. ASSET RETIREMENT OBLIGATIONS

Hydro One records a liability for the estimated future expenditures for the removal and disposal of asbestos-containing materials installed in some of its facilities and for the decommissioning of specific switching stations located on unowned sites. AROs, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate of fair value can be made. If the asset remains in service at the recognition date, the present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. If an ARO is recorded in respect of an out-of-service asset, the asset retirement cost is charged to results of operations. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the ARO, which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired, changes in legislation or regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset.

In determining the amounts to be recorded as AROs, the Company estimates the current fair value for completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 3.0% to 5.0%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s AROs represent management’s best estimates of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. AROs are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.

F-121

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

At December 31, 2013, Hydro One had recorded AROs of $14 million (2012 – $15 million), consisting of $7 million (2012 – $7 million) related to the estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities, as well as $7 million (2012 – $8 million) related to the future decommissioning and removal of two switching stations. The amount of interest recorded is nominal and there have been no significant expenditures associated with these obligations in 2013.

18. SHARE CAPITAL

Preferred Shares

The Company has 12,920,000 issued and outstanding 5.5% cumulative preferred shares with a redemption value of $25 per share or $323 million total value. The Company is authorized to issue an unlimited number of preferred shares.

The Company’s preferred shares are entitled to an annual cumulative dividend of $18 million, or $1.375 per share, which is payable on a quarterly basis. The preferred shares are not subject to mandatory redemption (except on liquidation) but are redeemable in certain circumstances. The shares are redeemable at the option of the Province at the redemption value, plus any accrued and unpaid dividends, if the Province sells a number of the common shares which it owns to the public such that the Province’s holdings are reduced to less than 50% of the common shares of the Company. Hydro One may elect, without condition, to pay all or part of the redemption price by issuing additional common shares to the Province. If the Province does not exercise its redemption right, the Company would have the ability to adjust the dividend on the preferred shares to produce a yield that is 0.50% less than the then-current dividend market yield for similarly rated preferred shares. The preferred shares do not carry voting rights, except in limited circumstances, and would rank in priority over the common shares upon liquidation.

These preferred shares have conditions for their redemption that are outside the control of the Company because the Province can exercise its right to redeem in the event of change in ownership without approval of the Company’s Board of Directors. Because the conditional redemption feature is outside the control of the Company, the preferred shares are classified outside of Shareholder’s Equity on the Consolidated Balance Sheets. Management believes that it is not probable that the preferred shares will become redeemable. No adjustment to the carrying value of the preferred shares has been recognized at December 31, 2013. If it becomes probable in the future that the preferred shares will be redeemed, the redemption value would be adjusted.

Common Shares

The Company has 100,000 issued and outstanding common shares. The Company is authorized to issue an unlimited number of common shares.

Common share dividends are declared at the sole discretion of the Hydro One Board of Directors, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial conditions, cash requirements, and other relevant factors, such as industry practice and shareholder expectations.

Earnings per Share

Earnings per share is calculated as net income for the year, after cumulative preferred dividends, divided by the weighted average number of common shares outstanding during the year.

19. DIVIDENDS

In 2013, preferred share dividends in the amount of $18 million (2012 – $18 million) and common share dividends in the amount of $200 million (2012 – $352 million) were declared.

F-122

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

20. RELATED PARTY TRANSACTIONS

Hydro One is owned by the Province. The OEFC, IESO, Ontario Power Authority (OPA), Ontario Power Generation Inc. (OPG) and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Province.

Hydro One receives revenues for transmission services from the IESO, based on OEB-approved uniform transmission rates. Transmission revenues include $1,509 million (2012 – $1,474 million) related to these services. Hydro One receives amounts for rural rate protection from the IESO. Distribution revenues include $127 million (2012 – $127 million) related to this program. Hydro One also receives revenues related to the supply of electricity to remote northern communities from the IESO. Distribution revenues include $33 million (2012 – $28 million) related to these services.

In 2013, Hydro One purchased power in the amount of $2,477 million (2012 – $2,392 million) from the IESO-administered electricity market; $15 million (2012 – $10 million) from OPG; and $8 million (2012 – $7 million) from power contracts administered by the OEFC.

Under the Ontario Energy Board Act, 1998, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. In 2013, Hydro One incurred $12 million (2012 – $11 million) in OEB fees.

Hydro One has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. In 2013, revenues related to the provision of construction and equipment maintenance services with respect to these service level agreements were $9 million (2012 – $10 million), primarily for the Transmission Business. Operation, maintenance and administration costs related to the purchase of services with respect to these service level agreements were $1 million in 2013 (2012 – $2 million).

The OPA funds substantially all of the Company’s conservation and demand management programs. The funding includes program costs, incentives, and management fees. In 2013, Hydro One received $34 million (2012 – $39 million) from the OPA related to these programs.

Hydro One pays a $5 million annual fee to the OEFC for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999.

PILs and payments in lieu of property taxes are paid to the OEFC, and dividends are paid to the Province.

Sales to and purchases from related parties occur at normal market prices or at a proxy for fair value based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest free and settled in cash.

At December 31, 2013, the Company held $250 million in Province of Ontario Floating-Rate Notes with a fair value of $251 million (2012 – $251 million).

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

December 31 (millions of Canadian dollars)	2013	2012
Due from related parties	197	154
Due to related parties[1]	(230)	(261)
Investment	251	251

[1]	Included in due to related parties at December 31, 2013 are amounts owing to the IESO in respect of power purchases of $217 million (2012 – $199 million).

F-123

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

21. CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Accounts receivable	(78)	(30)
Due from related parties	(43)	2
Materials and supplies	—	2
Other assets	(5)	(4)
Accounts payable	(60)	(5)
Accrued liabilities	150	10
Due to related parties	(31)	(85)
Accrued interest	5	10
Long-term accounts payable and other liabilities	(11)	13
Post-retirement and post-employment benefit liability	84	56

	11	(31)

Capital Expenditures

The following table illustrates the reconciliation between investments in property, plant and equipment and the amount presented in the Consolidated Statements of Cash Flows after factoring in the net change in related accruals:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Capital investments in property, plant and equipment	(1,312)	(1,363)
Net change in accruals included in capital investments in property, plant and equipment	(21)	(10)

Capital expenditures – property, plant and equipment	(1,333)	(1,373)

The following table illustrates the reconciliation between investments in intangible assets and the amount presented in the Consolidated Statements of Cash Flows after factoring in the net change in related accruals:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Capital investments in intangible assets	(82)	(91)
Net change in accruals included in capital investments in intangible assets	3	1

Capital expenditures – intangible assets	(79)	(90)

Supplementary Information

Year ended December 31 (millions of Canadian dollars)	2013	2012
Net interest paid	395	411
PILs	138	197

22. CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets.

F-124

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2013, the Company paid approximately $2 million (2012 – $1 million) in respect of these consents. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.

23. COMMITMENTS

Agreement with Inergi LP (Inergi)

In 2002, Inergi, an affiliate of Capgemini Canada Inc., began providing services to Hydro One, including business processing and information technology outsourcing services, as well as core system support related primarily to SAP implementation and optimization. The current agreement with Inergi will expire in February 2015.

At December 31, 2013, the annual commitments under the Inergi agreement are as follows: 2014 – $130 million; 2015 – $22 million; 2016 and thereafter – nil.

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. As at December 31, 2013, the Company provided prudential support to the IESO on behalf of Hydro One Networks and Hydro One Brampton Networks using parental guarantees of $325 million (2012 – $325 million), and on behalf of two distributors using guarantees of $1 million (2012 – $1 million). In addition, as at December 31, 2013, the Company has provided letters of credit in the amount of $21 million (2012 – $22 million) to the IESO. The IESO could draw on these guarantees and/or letters of credit if these subsidiaries or distributors fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for the Company’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure the Company’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. At December 31, 2013, Hydro One had letters of credit of $127 million (2012 – $127 million) outstanding relating to retirement compensation arrangements.

Operating Leases

Hydro One is committed as lessee to irrevocable operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have an average life of between one and five years with renewal options for periods ranging from one to 10 years included in some of the contracts. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions. There are no restrictions placed upon Hydro One by entering into these leases. Hydro One Networks and Hydro One Telecom are the principal entities concerned.

F-125

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

At December 31, the future minimum lease payments under non-cancellable operating leases were as follows:

December 31 (millions of Canadian dollars)	2013	2012
Within one year	11	10
After one year but not more than five years	28	29
More than five years	9	14

	48	53

During the year ended December 31, 2013, the Company made lease payments totaling $11 million (2012 – $9 million).

24. SEGMENTED REPORTING

Hydro One has three reportable segments:

•

The Transmission Business, which comprises the core business of providing electricity transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

•	The Distribution Business, which comprises the core business of delivering and selling electricity to customers; and

•	Other, the operations of which primarily consist of those of the telecommunications business.

The designation of segments has been based on a combination of regulatory status and the nature of the products and services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and provision for PILs from continuing operations (excluding certain allocated corporate governance costs).

The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies (see Note 2 – Significant Accounting Policies). Segment information on the above basis is as follows:

Year ended December 31, 2013 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,529	4,484	61	6,074
Purchased power	—	3,020	—	3,020
Operation, maintenance and administration	375	672	59	1,106
Depreciation and amortization	327	340	9	676

Income (loss) before financing charges and provision for PILs	827	452	(7)	1,272
Financing charges	0	0	0	360

Income before provision for PILs	0	0	0	912

Capital investments	714	673	7	1,394

Year ended December 31, 2012 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,482	4,184	62	5,728
Purchased power	—	2,774	—	2,774
Operation, maintenance and administration	402	608	61	1,071
Depreciation and amortization	320	329	10	659

Income (loss) before financing charges and provision for PILs	760	473	(9)	1,224
Financing charges	0	0	0	358

Income before provision for PILs	0	0	0	866

Capital investments	776	671	7	1,454

F-126

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2013 and 2012

Total Assets by Segment:

December 31 (millions of Canadian dollars)	2013	2012
Total assets
Transmission	11,846	11,586
Distribution	8,805	8,621
Other	974	604

	21,625	20,811

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

25. SUBSEQUENT EVENT

On January 29, 2014, Hydro One issued $50 million notes under its MTN Program, with a maturity date of January 29, 2064 and a coupon rate of 4.29%.

F-127

HYDRO ONE INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements are presented to reflect the impact of certain of the transactions described under “Pre-Closing Transactions”. The unaudited pro forma condensed consolidated financial statements should be read together with the notes to the unaudited pro forma condensed consolidated financial statements.

HYDRO ONE INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

At June 30, 2015

	Hydro One Inc.	Payment of Departure Tax	Note	Deferred Tax Benefit	Note		Recapitalization	Note	Hydro One Brampton	Note		Hydro One Inc. Pro Forma
	(millions of Canadian dollars)
Assets
Current assets:

		(2,600)	2A				800	2D	(28)	2I, 2J	(i)
Cash and cash equivalents	270	2,600	2B	—			(1,000)	2E	(24)	2J	(iii)	18
Accounts receivable	1,013	—		—			—		(78)	2J	(i)	935
Due from related parties	177	—		—			—		—			177
Regulatory assets	43	—		—			—		—			43
Materials and supplies	26	—		—			—		(1)	2J	(i)	25
Deferred income tax assets	19	—		—			—		—			19
Derivative instruments	1	—		—			—		—			1
Prepaid expenses and other assets	35	—		—			—		(1)	2J	(i)	34

	1,584	—		—			(200)		(132)			1,252

Property, plant and equipment:
Property, plant and equipment in service	25,886	—		—			—		(609)	2J	(i)	25,277
Less: accumulated depreciation	(9,398)	—		—			—		292	2J	(i)	(9,106)

	16,488	—		—			—		(317)			16,171
Construction in progress	1,258	—		—			—		(12)	2J	(i)	1,246
Future use land, components and spares	161	—		—			—		(5)	2J	(i)	156

	17,907	—							(334)			17,573

Other long-term assets:				—			—
Regulatory assets	3,170	—		—			—		(1)	2J	(i)	3,169
Intangible assets	258	—		—			—		(13)	2J	(i)	245
Goodwill	199	—		—			—		(60)	2J	(i)	139
Deferred income tax assets	6	—		1,245	2C	(ii)	—		—			1,251
Deferred debt issuance costs	36	—		—			—		(1)	2J	(i)	35
Other	7	—		—			—		—			7

	3,676	—		1,245			—		(75)			4,846

Total assets	23,167	—		1,245			(200)		(541)			23,671

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

HYDRO ONE INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (continued)

At June 30, 2015

	Hydro One Inc.	Payment of Departure Tax	Note	Deferred Tax Benefit	Note		Recapitalization	Note	Hydro One Brampton	Note		Hydro One Inc. Pro Forma
	(millions of Canadian dollars)
Liabilities
Current liabilities
Accounts payable	184	—		—			—		(4)	2J	(i)	180
Regulatory liabilities	18	—		—			—		—			18
Accrued interest	99	—		—			—		(1)	2J	(i)	98
Accrued liabilities	639	—		—			—		(69)	2J	(i)	570
Due to related parties	52	—		—			—		—			52
Income tax payable	—	—		—			—		—			—
Derivative instruments	3	—		—			—		—			3
Long term debt payable within one year	1,017	—		—			—		—			1,017

	2,012	—		—			—		(74)			1,938

Long-term debt	8,273	—		—			800	2D	—			9,073
Other long-term liabilities:
Pension benefit liability	1,228	—		—			—		—			1,228
Post-retirement and post-employment benefit liability	1,569	—		—			—		(5)	2J	(i)	1,564
Regulatory liabilities	200	—		—			—		1	2J	(i)	201
Deferred income tax liabilities	1,380	—		(1,355)	2C	(i)	—		(12)	2J	(i)	13
Environmental liabilities	207	—		—			—		—			207
Net unamortized debt premiums	18	—		—			—		—			18
Asset retirement obligations	9	—		—			—		—			9
Long-term accounts payable and other liabilities	14	—		—			—		(1)	2J	(i)	13

	4,625	—		(1,355)			—		(17)			3,253

Total liabilities	14,910	—		(1,355)			800		(91)			14,264

Preferred shares	323	—		—			(323)	2H	—			—
Noncontrolling interest	21	—		—			—		—			21

Equity

Common shares	3,314	2,600	2B	—			323	2H				6,237
									(233)	2I, 2J	(i)
				1,355	2C	(i)			(193)	2J	(ii)
Retained earnings	4,558	(2,600)	2A	1,245	2C	(ii)	(1,000)	2E	(24)	2J	(iii)	3,108
Accumulated other comprehensive loss	(9)	—		—			—		—			(9)
Noncontrolling interest	50	—		—			—		—			50

Total equity	7,913	—		2,600			(677)		(450)			9,386

	23,167	—		1,245			(200)		(541)			23,671

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

HYDRO ONE INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

For the six months ended June 30, 2015

	Hydro One Inc.	Payment of Departure Tax	Note	Deferred Tax Benefit		Note		Recapitalization	Note	Hydro One Brampton	Note		Hydro One Inc. Pro Forma
	(millions of Canadian dollars, except per share amounts)
Revenues
Distribution	2,574	—		—				—		(254)	2J	(i)	2,320
Transmission	770	—		—				—		—			770
Other	27	—		—				—		—			27

	3,371	—		—				—		(254)			3,117

Costs
Purchased power	1,808	—		—				—		(218)	2J	(i)	1,590
Operating costs:
Operation, maintenance and administration	560	—		—				—		(14)	2J	(i)	546
Depreciation and amortization	377	—		—				—		(9)	2J	(i)	368

	2,745	—		—				—		(241)			2,504

Net income before financing charges and provision for payments in lieu of corporate income taxes	626	—		—				—		(13)			613
Financing charges	187	—		—				12	2F	(6)	2J	(i)	193

Net income before provision for payments in lieu of corporate income taxes	439	—		—				(12)		(7)			420
Provision for payments in lieu of corporate income taxes	68	—		(60 60 11 (11	) )	2C 2C 2C 2C	(iii) (iii) (iv) (iv)	(3)	2G	(1)	2J	(i)	64

Net income and comprehensive income	371	—		—				(9)		(6)			356

Net income and comprehensive income attributable to noncontrolling interest	3	—		—				—		—			3

Net income and comprehensive income attributable to the shareholder of Hydro One	368	—		—				(9)		(6)			353

Earnings per common share (Canadian dollars)
Basic	3,594												●
Diluted	3,594												●

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

HYDRO ONE INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

For the year ended December 31, 2014

	Hydro One Inc.	Payment of Departure Tax	Note	Deferred Tax Benefit	Note		Recapitalization	Note	Hydro One Brampton	Note		Hydro One Inc. Pro Forma
	(millions of Canadian dollars, except per share amounts)
Revenue
Distribution	4,903	—		—			—		(495)	2J	(i)	4,408
Transmission	1,588	—		—			—		—			1,588
Other	57	—		—			—		—			57

	6,548	—		—			—		(495)			6,053

Costs
Purchased power	3,419	—		—			—		(426)	2J	(i)	2,993
Operating costs
Operation, maintenance and administration	1,192	—		—			—		(27)	2J	(i)	1,165
Depreciation and amortization	722	—		—			—		(14)	2J	(i)	708

	5,333	—		—			—		(467)			4,866

Net income before financing charges and provision for payments in lieu of corporate income taxes	1,215	—		—			—		(28)			1,187
Financing charges	379	—		—			24	2F	(11)	2J	(i)	392

Net income before provision or payments in lieu of corporate income taxes	836	—		—			(24)		(17)			795
Provision for payments in lieu of corporate income taxes				(1,355)	2C	(i)
				(1,245)	2C	(ii)
				(77)	2C	(iii)
				77	2C	(iii)
				21	2C	(iv)			(3)	2J	(i)
	89	2,600	2A	(21)	2C	(iv)	(6)	2G	7	2J	(iii)	87

Net income and comprehensive income	747	(2,600)		2,600			(18)		(21)			708
Net income and comprehensive income attributable to noncontrolling interest	(2)	—		—			—		—			(2)

Net income and comprehensive income attributable to the shareholder of Hydro One	749	(2,600)		2,600			(18)		(21)			710

Earnings per common share (Canadian dollars)
Basic	7,319											—
Diluted	7,319											—

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

HYDRO ONE INC.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

These unaudited pro forma condensed consolidated financial statements of Hydro One Inc. have been prepared for illustrative purposes only by management for inclusion in the prospectus (the “Prospectus”) of Hydro One Limited dated     ●    , 2015 relating to the proposed secondary offering (the “Offering”) by the Province of Ontario (the “Province”) of common shares of Hydro One Limited. Prior to the completion of the Offering, Hydro One Inc. will repurchase or redeem the preferred shares of Hydro One Inc. currently held by the Province in exchange for common shares, and Hydro One Limited will acquire all of the issued and outstanding common shares of Hydro One Inc. in return for common shares and preferred shares of Hydro One Limited. References herein to “Hydro One” refer to Hydro One Inc. and its consolidated subsidiaries, but do not include or refer to Hydro One Limited.

These unaudited pro forma condensed consolidated financial statements of Hydro One Inc. are presented to reflect the expected impact of the transactions described in note 2 as if those transactions occurred as at June 30, 2015 with respect of the unaudited pro forma condensed consolidated balance sheet as at June 30, 2015, and as if these transactions occurred on January 1, 2014 with respect of the unaudited pro forma condensed consolidated statements of operations for the six month period ended June 30, 2015 and for the year ended December 31, 2014. These transactions relate to the following events:

•	the payment by Hydro One Inc. and certain of its subsidiaries of the Departure Tax (as defined in note 2A);

•	the recognition by Hydro One Inc. of a deferred income tax asset as a consequence of leaving the PILs (as defined in note 2A) regime and entering the corporate tax regime;

•	the recapitalization of Hydro One Networks Inc.; and

•	the transfer of all of the issued and outstanding shares of Hydro One Brampton Networks Inc. (Hydro One Brampton) by Hydro One Inc. to a company wholly-owned by the Province.

These unaudited pro forma condensed consolidated financial statements have been prepared based on the historical unaudited consolidated interim financial statements of Hydro One Inc. as at and for the six month period ended June 30, 2015 and the audited consolidated financial statements of Hydro One Inc. for the year ended December 31, 2014, together with the notes accompanying such financial statements, included elsewhere in the Prospectus. As such, this unaudited pro forma condensed consolidated balance sheet and these unaudited pro forma condensed consolidated statements of operations and comprehensive income should be read in conjunction with the Hydro One Inc. consolidated financial statements.

The Hydro One Inc. historical consolidated financial statements have been adjusted in the unaudited pro forma condensed consolidated financial statements to give effect to events that are (i) directly attributable to the pro forma events, (ii) factually supportable, and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined company. These unaudited pro forma condensed consolidated financial statements do not reflect any non-recurring charges directly related to the pro forma events that may be incurred upon completion of the transactions.

The unaudited pro forma condensed consolidated financial statements are presented solely for informational purposes and are not necessarily indicative of the results that would have occurred had the transactions been completed at the dates indicated, nor are they necessarily indicative of future operating results or the financial position of Hydro One Inc. or Hydro One Limited.

2.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

A.	In connection with the Offering, Hydro One’s exemption from tax under the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario) will cease to apply. Under the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario), Hydro One will be deemed to have disposed of its assets immediately before it loses its tax exempt status for proceeds equal to the fair market value of those assets at that time. Hydro One will be liable to make a payment in lieu of tax (“PILs”) under the Electricity Act, 1998 (Ontario) (the “Electricity Act”) in respect of the income and capital gains, calculated by reference to the Income Tax Act (Canada), that arise as a result of this deemed disposition. The amount payable is generally referred to as “Departure Tax”. In the context of a public offering of shares, and with the consent of the Minister of Finance, Hydro One will be authorized to pay to the Ontario Electricity Financial Corporation an amount that, in the Minister’s opinion, reasonably approximates the amount of the Departure Tax that would be payable by Hydro One in respect of the deemed disposition of its assets. Hydro One has received a letter from the Minister of Finance confirming that the total amount of the Departure Tax payable by Hydro One, together with Hydro One Limited, is $2.6 billion.

B.	To enable Hydro One Inc. to make the Departure Tax payment, Hydro One Limited will subscribe for ● additional common shares of Hydro One Inc. for $2,600 million. Hydro One Inc. will use the proceeds of this share subscription to pay its portion of the Departure Tax payable and will use the remaining proceeds to subscribe for additional shares of certain subsidiaries of Hydro One Inc. in order to allow those subsidiaries to pay their respective portions of the Departure Tax payable. The $2,600 million adjustment reflects the proceeds of this subscription.

C.	The following additional adjustments result from Hydro One leaving the PILs regime and entering the corporate tax regime:

(i)	Reversal of $1,355 million of an existing deferred income tax liability for taxable temporary differences that were attributable to differences between the carrying amount of assets and liabilities and their corresponding lower tax basis prior to leaving the PILs regime and entering the corporate tax regime.

(ii)	Establishment of a deferred income tax asset of $1,245 million for deductible temporary differences that are attributable to differences between the excess of tax basis over the corresponding carrying amount of assets and liabilities upon Hydro One leaving the PILs regime and entering the corporate tax regime.

HYDRO ONE INC.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

The calculation of the deferred tax asset adjustment has been based on an estimated fair market value of Hydro One’s net assets which will be finalized on closing of the prospectus. To the extent that the actual fair market value of Hydro One’s net assets increases or decreases by $500 million, this is expected to have a corresponding increase or decrease in the deferred tax asset by approximately $100 million.

(iii)	Reduction in cash PILs of $77 million and $60 million for the year ended December 31, 2014 and six month period ended June 30, 2015, respectively. This is offset by the release of a deferred income tax asset of $77 million and $60 million for the year ended December 31, 2014 and six month period ended June 30, 2015, respectively.

(iv)	Payment of Corporate Minimum Tax of $21 million and $11 million for the year ended December 31, 2014 and six month period ended June 30, 2015, respectively. This is offset by a deferred tax benefit of $21 million and $11 million for the year ended December 31, 2014 and six month period ended June 30, 2015, respectively.

(v)	The reduction in cash PILs in note 2C(iii) and pro forma payment of Corporate Minimum Tax in note 2C(iv) result in a net pro forma reduction in cash tax for the year ended December 31, 2014 of $56 million and for the six month period ended June 30, 2015 of $49 million, for a total reduction in cash tax of $105 million for the period from January 1, 2014 to June 30, 2015 as outlined in the following table:

	Six month period ended June 30, 2015	Year ended December 31, 2014
	(millions of Canadian dollars)
Reduction in Cash PILs	60	77
Pro forma corporate minimum tax	(11)	(21)

Total	49	56

D.	The $800 million adjustment represents the amount borrowed by Hydro One Inc. either through the issuance of commercial paper, borrowings under its existing committed revolving standby credit facility, or borrowings under a new revolving term credit facility to be entered into by Hydro One Inc. prior to the closing of the Offering (the “New Debt”).

E.	The $1,000 million adjustment represents the proposed $1,000 million dividend or return of capital paid by Hydro One Inc. to the Province.

F.	The adjustments of $24 million and $12 million for the year ended December 31, 2014 and six month period ended June 30, 2015, respectively, represent the interest paid under the terms of the New Debt described in note 2D.

G.	The adjustment of $6 million and $3 million for the year ended December 31, 2014 and six month period ended June 30, 2015, respectively, reflects the tax impact of the interest paid under the terms of the New Debt described in note 2D.

H.	The adjustment of $323 million reflects the purchase or redemption for cancellation by Hydro One Inc. of all of the issued and outstanding preferred shares of Hydro One Inc. held by the Province in exchange for the issuance of ● common shares of Hydro One Inc. to the Province.

I.	The adjustment represents the subscription by Hydro One Inc. for ● common shares of Hydro One Brampton for an aggregate subscription price of $50 million.

J.	The following are the adjustments made to the unaudited pro forma condensed consolidated financial statements in relation to the transaction involving Hydro One Brampton:

(i)	The adjustments reflect the carve out of Hydro One Brampton financial information as a result of the transfer of all of the issued and outstanding shares of Hydro One Brampton as a dividend-in-kind paid by Hydro One Inc. to a company wholly-owned by the Province, as directed by the Province.

(ii)	The adjustment reflects the transfer of a note receivable owing from Hydro One Brampton in the aggregate principal amount of $193 million to a company wholly-owned by the Province as a return of capital, as directed by the Province.

(iii)	For the purposes of the pro forma condensed consolidated balance sheet, the adjustment of $24 million reflects payment of capital gains tax due to the transfer of the note receivable of $193 million as described in note 2J(ii) as well as transfer of all of the issued and outstanding shares of Hydro One Brampton as described in note 2J(i). For the purposes of the pro forma condensed consolidated statement of operations for the year ended December 31, 2014, the adjustment of $7 million reflects the tax expense of the difference between the carrying value of the Hydro One Brampton investment over its tax basis. The balance of $17 million, which is the tax effect of the difference between tax basis and the fair value of note receivable and the tax effect of the difference between the carrying value and the fair value of the Hydro One Brampton investment, is recorded in equity.

3.	PRO FORMA SHARES OUTSTANDING

The average number of shares used in the computation of pro forma basis and diluted earnings per share has been determined as follows:

●

APPENDIX A

BOARD MANDATE

The board of directors (the “Board”) of Hydro One Limited (including its subsidiaries, the “Company”) is elected by the shareholders and is responsible for overseeing the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management, all with a view to preserving and enhancing the business of the Company and its underlying value.

Responsibilities

While the Board maintains oversight of the Company’s operations, it delegates to the Chief Executive Officer and senior management of the Company the responsibility for day-to-day management of the Company. The Board discharges its oversight responsibilities both directly and through its committees, the Audit Committee, the Nominating, Corporate Governance, Public Policy & Regulatory Committee, the Human Resources Committee and the Health, Safety, Environment, and First Nations & Métis Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address specific matters.

The Board’s primary roles are overseeing both corporate performance and the quality, depth and continuity of management required to meet the Company’s strategic objectives. Other principal duties include:

Culture of Integrity

1.	supporting a corporate culture of integrity and responsible stewardship.

2.	satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers, and that such individuals promote a culture of integrity throughout the Company.

Capital and Financial Structure

3.	approving the capital and financial structure of the Company.

4.	approving the declaration and payment of dividends.

Strategic Planning

5.	overseeing and reviewing, questioning and approving the mission and vision of the Company as well as its strategy, objectives and goals, taking into account the opportunities available to the Company, the potential risks it faces, and the Company’s risk appetite.

6.	reviewing, providing input on, and approving the budget and business, financial and strategic plans proposed by management to enable the Company to reach its objectives and goals.

7.	adopting processes for monitoring the Company’s performance and progress toward its strategic and operational goals.

Risk Management

8.	overseeing the Company’s enterprise risk management system for effectively identifying, monitoring and managing the risks it faces with a view to achieving a proper balance between the risks incurred and potential returns and the long term sustainability of the Company.

9.	approving policies and procedures designed to ensure that the Company operates responsibly and in compliance with applicable laws and regulations.

Appointment and Oversight of Management

10.	approving the appointment of, and if necessary removing and replacing, the Chief Executive Officer, approving his or her compensation and approving succession plans for the Chief Executive Officer.

11.	overseeing the process for appointment, removal and replacement of all other executive officers, their compensation and the succession planning processes of the Company.

A-1

12.	delegating to senior management the authority for expenditures and transactions, subject to specified limits beyond which Board approval would be required.

Corporate Governance

13.	approving the Company’s approach to corporate governance, having regard to the Governance Agreement between the Company and the Province of Ontario (as amended, revised or replaced from time to time, the “Governance Agreement”), including the Board’s mandate, committee mandates, committee appointments, corporate governance guidelines, position descriptions for the Board Chair and of the committee chairs and director compensation and protection.

14.	overseeing structures and procedures to enable the Board to exercise independent judgement.

15.	overseeing succession-planning for the Board, orientation and educational opportunities for directors and the regular assessment of the effectiveness of the Board as a whole, each committee, the Board Chair, each Committee Chair, and each individual director.

16.	delegating to Board committees oversight of specific matters, but except for the authority of the Nominating, Corporate Governance, Public Policy & Regulatory Committee over the management and oversight of the director nomination process pursuant to the Governance Agreement, otherwise retaining ultimate responsibility for those delegated matters

17.	enforcing Board policy respecting confidentiality of the Company’s proprietary information and Board deliberations.

Communications and Reporting

18.	monitoring and supporting investor relations activities and reporting annually to shareholders on the Board’s exercise of its oversight responsibilities for the preceding year.

19.	reviewing communications plans for shareholders, employees, customers, financial analysts, governments and regulatory authorities, the media and other stakeholders, as well as processes to ensure the timely, accurate and complete disclosure of developments that have a significant and material impact on the Company.

20.	overseeing the accurate disclosure and reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

21.	assessing the Company’s stakeholder engagement policies and practices including systems to accommodate feedback from shareholders and other stakeholders.

A-2

APPENDIX B

AUDIT COMMITTEE MANDATE

Purpose

The Audit Committee (the “Committee”) is a committee appointed by the board of directors (the “Board”) of Hydro One Limited (including its subsidiaries, the “Company”). The Committee is established to fulfill applicable public company obligations and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to oversee:

(a)	the independence, qualification and appointment of external auditors;

(b)	the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal control over financial reporting, disclosure controls and procedures and compliance with other related legal and regulatory requirements;

(c)	the performance of the Company’s financial finance function, internal auditors and external auditors; and

(d)	the auditing, accounting and financial reporting process.

The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members: (a) to plan or conduct audits; (b) to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles; or (c) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its members with accounting or finance expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities.

Procedures

1.	Number of Members – The members of the Committee shall be appointed by the Board. The Committee will be composed of not less than three (3) Board members.

2.	Independence – The Committee shall be constituted at all times of directors who are “independent” (a) within the meaning of all Canadian securities laws and stock exchange requirements, each as in effect and applicable to Hydro One Inc. from time to time; and (b) of the Province of Ontario within the meaning of the Governance Agreement between the Company and the Province of Ontario (as amended, revised or replaced from time to time, the “Governance Agreement”).

3.	Financial Literacy – Each member shall be “financially literate” within the meaning of other applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including NI 52-110. At least one member will otherwise qualify as an “audit committee financial expert” as defined by applicable rules of the Securities and Exchange Commission.

4.	Cross-Appointment – No member may serve on the audit committee of more than two other public companies, unless the Board determined that this simultaneous service would not impair the ability of the member to serve effectively on the Committee.

5.	Appointment and Replacement of Committee Members – Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board shall fill any vacancy if the membership of the Committee is less than three directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of the Committee shall remain on the Committee until his or her successor shall be duly appointed and qualified or his or her earlier resignation or removal.

6.	Committee Chair – Unless a Committee Chair is designated by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee. The Committee Chair shall be responsible for leadership of the Committee and reporting to the Board. If the Committee Chair is not present at any meeting of the Committee, one of the other members of the Committee who is present shall be chosen by the Committee to preside at the meeting. The Committee Chair shall also appoint a secretary who need not be a director.

7.	Conflicts of Interest – If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for alerting the Committee Chair. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Board Chair. If the Committee Chair, or the Board Chair, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee the member’s interest and shall not be present for or participate in any discussion or other consideration of the matter and shall not vote on the matter.

8.	Meetings – The Committee shall meet regularly and as often as it deems necessary to perform the duties and discharge its responsibilities as described herein in a timely manner, but not less than four (4) times a year. The Committee shall maintain written minutes of its meetings, which will be filed with the meeting minutes of the Board.

9.	Separate Private Meetings – The Committee shall meet regularly, but no less than quarterly, with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditors in separate private sessions to discuss any matters that the Committee or any of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention. The Committee shall also meet at each meeting of the Committee without management or non-independent directors present, unless otherwise determined by the Committee Chair.

10.	Professional Assistance – The Committee may require the external auditors to perform such supplemental reviews or audits as the Committee may deem desirable and may retain such special legal, accounting, financial or other consultants as the Committee may determine to be necessary to carry out the Committee’s duties, in each case at the Company’s expense and inform the Chair of the Nominating and Corporate Governance Committee of any such retainer. The Company’s external auditors will have direct access to the Committee at their own initiative.

11.	Reliance – Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on: (a) the integrity of those persons or organizations within and outside the Company from which it receives information; (b) the accuracy of the financial and other information provided to the Committee by such persons or organizations; and (c) representations made by management and the external auditors as to any information technology, internal audit and other permissible non-audit services provided by the external auditors to the Company and its subsidiaries.

12.	Reporting to the Board – The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Mandate.

Responsibilities

The principal responsibilities of the Committee are:

Selection and Oversight of the External Auditors

1.	approve the terms of engagement and, if the shareholders authorize the Board to do so, the compensation to be paid by the Company to the external auditors with respect to the conduct of the annual audit. The external auditors are ultimately accountable to the Committee and the Board as the representatives of the shareholders of the Company and shall report directly to the Committee and the Committee shall so instruct the external auditors.

2.	evaluate the quality of service, independence, objectivity, professional skepticism and performance of the external auditors and make recommendations to the Board on the reappointment or appointment of the external auditors of the Company to be proposed for shareholder approval and shall have authority to terminate the external auditors. If a change in external auditors is proposed by the Committee or management of the Company, the Committee shall review the reasons for the change and any other significant issues related to the change, including the response of the incumbent external auditors, and enquire on the qualifications of the proposed external auditors before making its recommendation to the Board.

3.

review and approve policies and procedures for the pre-approval of services to be rendered by the external auditors. All permissible non-audit services to be provided to the Company or any of its affiliates by the external auditors or any of their affiliates that are not covered by pre-approval policies and procedures approved by the Committee shall be subject to pre-approval by the Committee. The Committee shall have the sole discretion regarding the prohibition of the external auditor providing certain non-audit services to the Company and its affiliates. The Committee shall also review and approve disclosures with respect to permissible non-audit services.

4.	review the independence and professional skepticism of the external auditors and make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditors. In connection with such review, the Committee shall:

(a)	actively engage in a dialogue with the external auditors about all relationships or services that may impact the objectivity and independence of the external auditors, including whether there are any disputes, restrictions or limitations placed on their work;

(b)	obtain from external auditors at least annually, a formal written statement delineating all relationships between the Company and the external auditors and their affiliates;

(c)	ensure the rotation of the lead (and concurring) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law or professional practice; and

(d)	consider the auditor independence standards promulgated by applicable auditing regulatory and professional bodies.

5.	review and approve policies for the hiring by the Company of employees or former employees of the external auditors.

6.	require the external auditors to provide to the Committee, and review and discuss with the external auditors, all notices and reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require. Such reports shall include:

(a)	a description of the external auditors’ internal quality-control procedures, any material issues respecting the external auditors raised by the most recent internal quality-control review, peer review or review body with auditing oversight responsibility over the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and

(b)	a report describing: (i) the proposed audit plan and approach, (ii) all critical accounting policies and practices to be used by the Company; (iii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and (iv) other material written communication between the external auditors and management, such as any management letter or schedule of unadjusted differences.

7.	meet periodically with the external auditors to discuss their audit plan for the year, progress of their activities, any significant findings stemming from the external audit, any changes required in the planned scope of their audit plan, whether there are any disputes or any restrictions or limitations on the external auditors.

8.	review the experience and qualifications of the audit team and review the performance of the external auditors, including assessing their effectiveness and quality of service, annually and, every five (5) years, perform a comprehensive review of the performance of the external auditors over multiple years to provide further insight on the audit firm, its independence and application of professional standards.

Appointment and Oversight of Internal Auditors

9.	review and approve the appointment, terms of engagement, compensation, replacement or dismissal of the internal auditors. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility for approving the employment, terms of employment, compensation and termination of employees engaged in such function other than the head of the Company’s internal audit function.

10.	meet periodically with the internal auditors to discuss their audit plan for the year, progress of their activities, any significant findings stemming from internal audits, any changes required in the planned scope of their audit plan and whether there are any disputes, restrictions or limitations on internal audit.

11.	review summaries of the significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports.

12.	communicate with, as it deems necessary, the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee. The head of the internal audit function shall have unrestricted access to the Committee.

13.	evaluate, annually or more frequently as it deems necessary, the internal audit function, including its activities, organizational structure, independence and the qualifications, effectiveness and adequacy of the function.

Oversight and Review of Accounting Principles and Practices

14.	review and discuss with management, the external auditors and the internal auditors (together and separately as it deems necessary), among other items and matters:

(a)	the quality, appropriateness and acceptability of the Company’s accounting principles, practices and policies used in its financial reporting, its consistency from period to period, changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new transactions or events;

(b)	all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by management from an external auditor with respect to the accounting treatment of a particular item;

(c)	any material change to the Company’s auditing and accounting principles and practices as recommended by management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

(d)	the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented;

(e)	any reserves, accruals, provisions or estimates that may have a material effect upon the financial statements of the Company;

(f)	the use of any “pro forma” or “adjusted” information which is not in accordance with generally accepted accounting principles;

(g)	the effect of regulatory and accounting initiatives on the Company’s financial statements and other financial disclosures; and

(h)	legal matters, claims and contingencies that could have a significant impact on the Company’s financial statements.

15.	review and resolve disagreements between management and the external auditors regarding financial reporting or the application of any accounting principles or practices.

Oversight and Monitoring of Internal Controls

16.	exercise oversight of, review and discuss with management, the external auditors and the internal auditors (together and separately, as it deems necessary:

(a)	the adequacy and effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures designed to ensure compliance with applicable laws and regulations;

(b)	any significant deficiencies or material weaknesses in internal control over financial reporting or disclosure controls and procedures, and the status of any plans for their remediation;

(c)	the adequacy of the Company’s internal controls and any related significant findings and recommendations of the external auditors and internal auditors together with management’s responses thereto; and

(d)	management’s compliance with the Company’s processes, procedures and internal controls.

Oversight and Monitoring of the Company’s Financial Reporting and Disclosures

17.	review with the external auditors and management and recommend to the Board for approval the audited annual financial statements and unaudited interim financial statements, and the notes and Managements’ Discussion and Analysis accompanying all such financial statements, the Company’s annual report and any other disclosure documents or regulatory filings containing or accompanying financial information of the Company, prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.

18.	discuss earnings press releases prior to their distribution, as well as financial information and earnings guidance prior to public disclosure, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Company gives earning guidance.

19.	review with management the Company’s disclosure controls and procedures and material changes to the design of the Company’s disclosure controls and procedures.

20.	receive and review the financial statements and other financial information of material subsidiaries of the Company and any auditor recommendations concerning such subsidiaries.

21.	meet with management to review the adequacy of the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information.

Oversight of Finance Matters

22.	periodically review matters pertaining to the Company’s material policies and practices respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Company.

23.	periodically review the Company’s major financial risk exposures (including foreign exchange and interest rate) and management’s initiatives to control such exposures, including the use of financial derivatives and hedging activities.

24.	review and discuss with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), leases and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves, or significant components of revenues or expenses.

25.	review and discuss with management any equity investments, acquisitions and divestitures that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves, or significant components of revenues or expenses.

26.	review and discuss with management the Company’s effective tax rate, adequacy of tax reserves, tax payments and reporting of any pending tax audits or assessments, and material tax policies and tax planning initiatives.

27.	review the organizational structure of the finance function and satisfy itself as to the qualifications, effectiveness and adequacy of the function.

28.	review the work plan and progress on implementation of major information technology system changes and satisfy itself as to the adequacy of the information system infrastructure.

Regulatory Matters

29.	review the financial impact to the Company of electrical regulatory initiatives.

30.	review the financial implications of Company initiatives which may have a material impact on transmission and distribution rate filing applications.

Code of Business Conduct and Whistleblower Policy

31.	review and recommend to the Board for approval any changes to the Code of Business Conduct for employees, officers and directors of the Company.

32.	review and approve changes to the whistleblower policy or other procedures for: (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

33.	oversee management’s monitoring of, compliance with the Company’s Code of Business Conduct and the Whistleblower Policy.

Enterprise Risk Management

34.	review the Enterprise Risk Management framework for the Company and assess the adequacy and completeness of the process for identifying and assessing the key risks facing the Company.

35.	meet with the head of the Enterprise Risk Management function at least semiannually.

36.	ensure that primary oversight responsibility for each of the key risks identified in the Enterprise Risk Management framework is assigned to the Board or one of its Committees.

Additional Responsibilities

37.	review the Company’s privacy and data security risk exposures and measures taken to protect the security and integrity of its management information systems and Company and customer data.

38.	review and approve in advance any proposed related-party transactions and required disclosures of such in accordance with applicable securities laws and regulations and consistent with the Company’s related party transaction policy, and report to the Board on any approved transactions.

39.	review on an annual basis reports on the expense accounts of the Chief Executive Officer and his or her direct reports.

40.	undertake on behalf of the Board such other initiatives as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and perform such other functions as required by law, stock exchange rules or the Company’s constating documents.

41.	review annually the adequacy of this Mandate and ensure that it is disclosed in compliance with applicable securities laws and stock exchange rules and posted on the Company’s website.

CERTIFICATE OF HYDRO ONE LIMITED AND HYDRO ONE INC.

Dated: September 17, 2015

The prospectus, together with the documents and information incorporated by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, constitute, full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under the securities legislation of each of the provinces and territories of Canada.

HYDRO ONE LIMITED

(Signed) MAYO SCHMIDT President and Chief Executive Officer	(Signed) MICHAEL VELS Chief Financial Officer

On Behalf of the Board of Directors

(SIGNED) DAVID DENISON Director	(SIGNED) PHILIP ORSINO Director

HYDRO ONE INC.

(as promoter)

(Signed) MAYO SCHMIDT President and Chief Executive Officer	(Signed) MICHAEL VELS Chief Financial Officer

On Behalf of the Board of Directors

(SIGNED) DAVID DENISON Director	(SIGNED) PHILIP ORSINO Director

CERTIFICATE OF THE UNDERWRITERS

Dated: September 17, 2015

To the best of our knowledge, information and belief, this prospectus, together with the documents and information incorporated by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, constitute, full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under the securities legislation of each of the provinces and territories of Canada.

RBC DOMINION SECURITIES INC.	SCOTIA CAPITAL INC.

By: (Signed) DAVID DAL BELLO	By: (Signed) STUART LOCHRAY

BMO NESBITT BURNS INC.	CIBC WORLD MARKETS INC.	TD SECURITIES INC.

By: (Signed) GREG PETIT	By: (Signed) DAVID WILLIAMS	By: (Signed) HAROLD R. HOLLOWAY

NATIONAL BANK FINANCIAL INC.

By: (Signed) IAIN WATSON

BARCLAYS CAPITAL CANADA INC.	CREDIT SUISSE SECURITIES (CANADA), INC.	GOLDMAN SACHS CANADA INC.

By: (Signed) BRUCE M. ROTHNEY	By: (Signed) RYAN LAPOINTE	By: (Signed) LUKE GORDON

CANACCORD GENUITY CORP.	DESJARDINS SECURITIES INC.	GMP SECURITIES L.P.	RAYMOND JAMES LTD.

By: (Signed) STEVEN WINOKUR	By: (Signed) FRANÇOIS CARRIER	By: (Signed) ALFRED AVANESSY	By: (Signed) J. GRAHAM FELL

DUNDEE SECURITIES LTD.	INDUSTRIAL ALLIANCE SECURITIES INC.	MANULIFE SECURITIES INCORPORATED

By: (Signed) DAVID ANDERSON	By: (Signed) RICHARD LEGAULT	By: (Signed) STEPHEN ARVANITIDIS

CERTIFICATE OF THE SELLING SHAREHOLDER

Dated: September 17, 2015

The prospectus, together with the documents and information incorporated by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, constitute, full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under the securities legislation of each of the provinces and territories of Canada.

HER MAJESTY THE QUEEN IN RIGHT OF ONTARIO

as represented by the Minister of Energy

(Signed) BOB CHIARELLI